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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

The following documents from the public disclosure record of Geoinformatics Exploration Inc. (“Geoinformatics”) are incorporated by reference into Rimfire Minerals Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

Dated June 30, 2009

Audited consolidated financial statements of Geoinformatics for the year ended December 31, 2008, together with the report of the auditor thereon and notes thereto	3

Management’s discussion and analysis of financial results of Geoinformatics for the years ended December 31, 2008 and 2007	31

Audited consolidated financial statements of Geoinformatics for the years ended December 31, 2007 and 2006, together with the report of the auditor thereon and notes thereto	47

Unaudited interim consolidated financial statements of Geoinformatics for the three-months ended March 31, 2009, together with the notes thereon	75

Management’s discussion and analysis of results of Geoinformatics for the three-months ended March 31, 2009	87

Management’s information circular dated June 30, 2009 of Geoinformatics in respect of the annual and special meeting of shareholders	97

Consolidated Financial Statements

Geoinformatics Exploration Inc.

For the years ended December 31, 2008 and 2007

(Expressed in Canadian dollars)

AUDITORS’ REPORT

To the Shareholders of

Geoinformatics Exploration Inc.

We have audited the consolidated balance sheet of Geoinformatics Exploration Inc. (“the Company”) as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity (deficit) and accumulated other comprehensive (loss) income for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 23, 2008.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants

Licensed Public Accountants

TORONTO, Canada

April 17, 2009

Geoinformatics Exploration Inc.

(A Development Stage Enterprise)

Consolidated Balance Sheets

(expressed in Canadian dollars)

As at December 31,

		2008	2007
Assets

Cash and cash equivalents		$ 762,560	$ 2,725,422
Restricted cash	(Note 4)	82,228	2,660,227
Amounts receivable		9,821	316,311
Other receivables		248,516	511,931
Marketable securities	(Note 5)	120,532	784,725
Prepaid expenses and deposits		69,545	622,114
Current assets		1,293,202	7,620,730

Equity investment	(Note 6)	765,747	1,681,928
Property, plant and equipment	(Note 7)	580,811	339,138
Other		5,583	13,576

Total assets		$ 2,645,343	$ 9,655,372

Liabilities and Shareholders’ Equity (Deficiency)

Accounts payable		$ 284,552	$ 672,649
Accounts payable – related party	(Note 9(d))	225,000	497,008
Accrued liabilities		131,519	475,938
Current portion of capital lease obligations	(Note 11)	-	18,228
Current liabilities		641,071	1,663,823

Convertible facility – related party	(Note 10)	-	16,876,642
Accrued liabilities		-	37,547
Long term liabilities		-	16,914,189

Total liabilities		641,071	18,578,012

Shareholders’ Equity (Deficiency)
Share capital, unlimited common shares authorized without par value; issued and outstanding 75,705,829 common shares at December 31, 2008 (2007 - 15,549,889 common shares)	(Note 12(a))	50,048,042	20,342,562
Equity component of convertible facility	(Note 10)	-	4,523,973
Stock options	(Note 12(c))	706,483	1,420,024
Contributed surplus	(Note 12(d))	2,583,712	1,863,902
		53,338,237	28,150,461
Accumulated other comprehensive (loss) income		(404,246)	240,140
Accumulated deficit		(50,929,719)	(37,313,241)
		(51,333,965)	(37,073,101)
Total shareholders’ equity (deficiency)		2,004,272	(8,922,640)

Total liabilities and shareholders’ equity (deficiency)		$ 2,645,343	$ 9,655,372

Basis of Presentation - Note 1

Commitments and contingency - Note 14

Subsequent events - Note 16

See the accompanying notes to the consolidated financial statements.

On behalf of the Board:

(Signed) “J Kanellitsas”

(Signed) “R Moore”

John Kanellitsas

Rosie Moore

Chairman

Director

Geoinformatics Exploration Inc.

(A Development Stage Enterprise)

Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars)

For the years ended December 31,

		2008	2007
Revenues		$ 897,315	$ 1,358,045

Expenses
Salaries and employee benefits expense		1,615,644	2,549,385
Selling, general and administrative expense		1,126,200	1,736,104
Consulting and outsourced services		513,723	971,895
Depreciation and amortization		251,303	211,426
Exploration expenditures		7,364,238	11,863,030
Research and development tax credit		(5,908)	(31,309)
Stock-based compensation expense	(Note 12(c))	76,461	761,482
		10,941,661	18,062,013
Operating loss before the following:		(10,044,346)	(16,703,968)
Financing expense	(Note 10)	3,565,047	2,359,900
Interest income		(24,702)	(381,149)
Gain on sale of investment		-	(112,619)
Loss on sale of fixed assets		3,760	-
Dilution (gain)	(Note 6)	-	(1,646,124)
Equity loss in investment	(Note 6)	916,181	217,161
(Gain) on repayment of convertible loan	(Note 10)	(279,859)	-
Foreign exchange loss (gain)	(Note 8)	3,130,547	(1,137,511)
		7,310,974	(700,342)
Net loss before income taxes		(17,355,320)	(16,003,626)
Recovery of income taxes	(Note 13)	1,094,579	1,528,991
Net loss		$ (16,260,741)	$ (14,474,635)

Unrealized foreign exchange loss on available-for-sale investment		(7,668)	(18,538)
Net change in unrealized gains on available-for-sale investments, net of taxes of $19,807 (2007 - $96,014)		(636,718)	359,333
Comprehensive loss		$ (16,905,127)	$ (14,133,840)

Basic and diluted (loss) per share	(Note 12(a))	$ (0.61)	$ (1.25)
Basic and diluted weighted average number of shares outstanding during the year		26,495,789	11,578,227

See the accompanying notes to the consolidated financial statements.

Geoinformatics Exploration Inc.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the years ended December 31,

	2008	2007
OPERATING ACTIVITIES
Net loss	$(16,260,741)	$ (14,474,635)
Add items not involving cash:
Recovery of income taxes	(1,063,300)	(1,528,991)
Financing expense	3,427,570	1,157,426
Equity loss in investment	916,181	217,161
Gain on settlement of convertible loan	(279,859)	-
Dilution gain	-	(1,646,124)
Loss on sale of fixed assets	3,760	-
Gain on disposal of assets	-	(112,619)
Foreign exchange loss	3,313,734	-
Depreciation and amortization	251,303	211,426
Stock-based compensation expense	76,461	761,482
	(9,614,891)	(15,414,874)
Net change in non-cash working capital balances related to operations:
Amounts and other receivables	569,905	(202,308)
Prepaid expenses and deposits	552,569	(468,133)
Accounts payable and accrued liabilities	(1,042,070)	311,898
Cash and cash equivalents used in operating activities	(9,534,487)	(15,773,417)
INVESTING ACTIVITIES
Restricted cash	2,577,999	1,637,581
Purchase of marketable securities	-	(59,403)
Purchase of property, plant and equipment	(523,057)	(32,595)
Cash and cash equivalents provided by investing activities	2,054,942	1,545,583
FINANCING ACTIVITIES
Proceeds from issuance of shares	29,430,675	3,503,381
Proceeds from sale of marketable securities	-	59,879
(Repayment of) note payable	-	(9,000,000)
(Repayment of) proceeds from convertible loan facility	(23,828,000)	23,319,000
Payment of share issuance costs	(172,421)	(91,896)
Proceeds from disposal of fixed assets	20,980	-
Repayment of capital lease obligations	(18,228)	(35,075)
Cash and cash equivalents provided by financing activities	5,433,006	17,755,289
Effects of foreign currency translation on cash and cash equivalents	83,677	(2,531,932)

Net (decrease) increase in cash and cash equivalents during the year	(1,962,862)	995,523
Cash and cash equivalents at beginning of the year	2,725,422	1,729,899
Cash and cash equivalents at end of year	$762,560	$ 2,725,422

Supplementary Cash-flow Information
Interest paid	$34,502	$ 206,670
Income taxes paid	104,463	54,253
Shares and warrants received as consideration for services (Note 5(a))	-	220,000
Shares issued for convertible loan facility (Note 10)	1,440,336	704,764

See the accompanying notes to the consolidated financial statements.

1

Geoinformatics Exploration Inc.

(A Development Stage Enterprise)

Statement of Shareholders’ Equity (Deficit) and Accumulated Other Comprehensive (Loss) Income

For the years ended December 31,

		2008	2007
Share capital
Balance, beginning of year		$ 20,342,562	$ 17,751,886
Issued in satisfaction of commitment fee and interest		1,440,335	704,764
Issued upon equity financing		29,328,000	-
Issued upon exercise of warrants – flow-through		-	3,486,231
Issued upon exercise of stock options		102,675	17,150
Valuation attributable to stock options exercised		70,191	17,764
Share issue costs		(1,235,721)	(1,635,233)
Balance, end of year		$ 50,048,042	$ 20,342,562

Contributed surplus
Balance, beginning of year		$ 1,863,902	$ 963,895
Ascribed value of expired stock options		719,810	396, 075
Ascribed value of expired warrants		-	503,932
Balance, end of year		$ 2,583,712	$ 1,863,902

Deficit
Balance, beginning of year		$ 37,313,241	$ 22,838,606
Impact of repayment of convertible loan	(Note 10)	(2,644,263)	-
Net loss for the year		16,260,741	14,474,635
Balance, end of year		$ 50,929,719	$ 37,313,241

Accumulated other comprehensive (loss) income
Balance, beginning of year		$ 240,140	$ (100,655)
Unrealized foreign exchange loss on available-for-sale investment		(7,668)	(18,538)
Net change in unrealized gains on available-for-sale investments, net of taxes of $19,807 (2007 – $96,014)		(636,718)	359,333
Balance, end of year		$ (404,246)	$ 240,140

See the accompanying notes to the consolidated financial statements.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Geoinformatics Exploration Inc. and its wholly-owned subsidiaries (collectively the “Company” or “Geoinformatics”)  is a global resources company which has developed a unique and innovative approach to mineral exploration. The Company’s team of geoscientists and technical experts has created a scientific and technology platform (the “Geoinformatics Process”) which integrates data aggregation, data mining and processing and three-dimensional modeling to identify and prioritize exploration drill targets. The Geoinformatics Process has been designed to assist in understanding and quantifying risk at a much earlier stage of the exploration cycle than has traditionally been available. The Company’s objective has been to bring a faster, less expensive and more reliable analytical methodology to mining exploration.

The Company is in its development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties and as such, has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of exploration and the Company’s business strategy, the Company expenses all exploration expenditures when incurred.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Geoinformatics’ subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction
2012860 Ontario Limited (formerly Geoinformatics Explorations Limited)	2002	100%	Canada
Geoinformatics Exploration Canada Limited	2005	100%	Canada
Minera Geoinformatica S.A de C.V.	2004	100%	Mexico
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Geoinformatics Exploration Australia Pty Ltd	2002	100%	Australia
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA

Geoinformatics was incorporated on March 21, 1980, under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia.

In August 2006, Geoinformatics and Kennecott Exploration Company (“Kennecott”) finalized and executed the Master Strategic Alliance Agreement (the “MSAA”) under which Geoinformatics uses Geoinformatics Process to identify, evaluate and prioritize exploration drill targets over a minimum two-year period within a geographical region that covers parts of northern Mexico, the western United States and Canada. The Company agreed to spend a minimum of US$20 million (See Note 14 – Property Option Agreements, Commitments and Contingency) over the two-year period to explore and drill at least 30 “targets” developed by Geoinformatics, largely from its proprietary analysis of regional geological data, a portion of which has been supplied by Kennecott. Kennecott has transferred four “targets-of-merit” to Geoinformatics during the initial two-year term of the MSAA. Targets-of-merit have had some positive drilling results but have not met Kennecott’s internal corporate investment criteria.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Under the MSAA, Geoinformatics undertook the exploration for deposits of base metals, precious metals and uranium of a size and quality to be of interest to Kennecott, which are typically world-scale deposits with long mine lives. Kennecott has the option to acquire and explore any identified target under the MSAA or to retain back-in rights in such targets as well as the targets-of-merit.  The standardized back-in right gives Kennecott the option to acquire either a 51% or 60% interest in any target drilled by Geoinformatics by making a payment to Geoinformatics and funding 100% of the exploration expenditures to advance the project to either a pre-feasibility study level or a development decision, respectively. A back-in right on a specific property may only be exercised up to the completion of an order of magnitude study.  Those properties in which Kennecott does not exercise its back-in right, will continue to be owned by Geoinformatics with Kennecott holding a maximum 2% net smelter return royalty (“NSR”).

These consolidated financial statements have been prepared on the basis that Geoinformatics is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. During the years ended December 31, 2008 and 2007, the Company used $9,534,487 and $15,773,417 in cash and cash equivalents, respectively, in operating activities and has estimated conditional exploration commitments for 2009 of $776,000 (See Note 14 – Property Option Agreements, Commitments and Contingency).

Geoinformatics' ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing in 2009 to successfully advance the exploration and development of properties in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and other assets such as royalty rights and equity interests. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.  (See Note 16(a) – Subsequent Events – Line of Credit)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and their basis of application is consistent with that of the previous year. The significant accounting policies followed by the Company are summarized below:

Principles of consolidation

The consolidated financial statements include the accounts of Geoinformatics and its wholly-owned subsidiaries, as described in Note 1. All significant inter-company transactions and balances have been eliminated on consolidation.

Translation of foreign currencies

The functional currency of the Company is the Canadian dollar. The Company and its subsidiaries operate in Canada, the United States, Mexico, and Australia.

Financial statements of the Company's integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in a foreign currency are translated at current foreign exchange rates with the resultant gains or losses included in income, while non-monetary items are translated at historical exchange rates.  Revenue and expenses are translated using exchange rates approximating those in effect when the transactions occur, and depreciation and amortization are translated at the same exchange rates as the assets to which they relate.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, investments for potential impairment, determining amortization rates, estimating future income tax assets and liabilities, estimating asset retirement obligations, and determining the value of stock based compensation. Actual results could differ from those estimates.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Financial Instruments

The Company’s financial instruments are classified as follows:

Asset/Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Restricted cash	Held-for trading	Fair value
Amounts and other receivables	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt and capital leases	Other financial liabilities	Amortized cost

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expenses as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation methods and models.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid market instruments with maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash on hand to be spent on qualifying Canadian exploration expenditures in connection with the issuance of flow-through shares and reclamation bonds.

Marketable securities

Marketable securities consist of investments in common shares of publicly listed companies that are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Accumulated Other Comprehensive Income (“AOCI”) until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred.

Equity investments

Investments in shares of incorporated companies, in which the Company’s ownership is greater than 20% but no more than 50% and significant influence is present, are accounted for by the equity method.  Such investments are written down to recognize any loss in value that is other than a temporary decline at the time such loss is determined to have occurred.

Property, plant and equipment

Property, plant and equipment are recorded at historical cost.  Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment

2 to 5 years

Computer software

2 to 3 years

Automobiles

5 years

Furniture and fixtures

5 to 15 years

Plant and equipment

5 to 15 years

Leasehold improvements

term of lease

Capital lease

based on the class of asset.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Other assets

Other assets consist of incorporation expenses, which are amortized on a straight-line basis over 5 years.

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environment remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2008 and 2007, the Company did not have any asset retirement obligations.

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares pursuant to which the Company renounces the right to claim the exploration expenditures for tax purposes in an amount equal to the gross proceeds of the flow-through share issue and the tax deductibility of the exploration expenditures is effectively transferred to the investors.  (See Note 12(a) - Share Capital and Note 13 - Income Taxes).

The Company is required to use the gross proceeds of flow-through share issues on eligible Canadian exploration expenditures generally prior to the end of the calendar year following the year in which the shares were issued.  Proceeds received from such issuance have been credited to capital stock and the related exploration expenditures are expensed as incurred.

The Company records the cost of the foregone tax benefits as a cost of issuing the flow-through shares to the investors when the flow-through share expenditures are renounced.  When the Company has loss carry-forwards and/or deductible temporary differences that it has not recognized in previous years, the Company reverses the valuation allowance against that portion of its unrecognized future tax assets as a recovery of income taxes in the consolidated statements of operations and deficit.

Revenue recognition

Revenue is recognized as services are performed and client-reimbursable expenses are incurred in respect of each client project. Services performed can take the form of project management and execution, interventions or other management services or any combination thereof.

In addition to the revenue earned for client services performed, Geoinformatics may become entitled to future revenue streams, under contracts with its clients deriving from:

•

net smelter royalties once mining production has commenced or the sale of the rights to these royalties;

•

free-carried or joint venture interests in projects that become producing mines or the sale of such free-carried or joint venture interests; and

•

direct equity interests in mining operations or operating companies or the sale of such interests in mineral properties or share interests in operating companies.

Revenue is not recognized in respect of these future potential revenue streams until Geoinformatics can reasonably estimate the related amounts.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Mineral property acquisition costs and exploration expenditures

Mineral property acquisition costs and exploration expenditures are considered to be speculative in nature at the present time and Geoinformatics expenses these costs as incurred.

Convertible facility

The amount recorded as convertible facility includes the present value of the future interest and principal amounts of the convertible facility.  The amount is accreted to the face value of the convertible facility over the term to maturity through periodic charges to income.

The value of the holder’s option to convert the facility into common shares is recorded as the equity component of convertible facility.  The holder’s conversion option is valued using the residual approach.

Stock-based compensation

The Company has a stock option plan which is used to compensate directors, officers and employees of the Company and consultants to the Company and which is described in Note 12(c) – Share Capital.

The fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Compensation expense for stock options granted is measured at fair value at the grant date using the Black-Scholes valuation model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for based on an estimated forfeiture rate.

Any consideration paid upon the exercise of stock options or purchase of shares is credited to share capital.

Income taxes

Geoinformatics uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recorded as the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recorded for (i) temporary differences between the tax and accounting bases for assets and liabilities and (ii) the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not, in the view of management, to be realized using the substantively enacted rate and laws that will be in effect when the differences are expected to reverse.

Loss per common share

Basic loss per common share is computed by dividing net loss for the period by the weighted average number of common shares outstanding in each respective period.  The Company uses the treasury stock method to calculate diluted loss per share.  The treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation.  The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the basis of presentation for 2008.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

3. ACCOUNTING CHANGES AND FUTURE DEVELOPMENTS

Accounting changes

(a) Capital disclosures

Effective January 1, 2008, the Company adopted the new CICA Handbook Section 1535, Capital Disclosures. This standard requires disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The disclosures required by adoption of this section are presented in Note 8 – Financial Instruments and Risk Management.

(b) Financial instruments – disclosure and presentation

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments – Disclosure (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”). The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The disclosures required by adoption of these sections are presented in Note 8 – Financial Instruments and Risk Management.

Recent Canadian accounting pronouncements

(c) Goodwill and intangible assets

The CICA has issued Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062 – “Goodwill and Intangible Assets” (“Section 3064”).  The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009.

The Company is currently assessing the impact of Section 3064 on its consolidated financial statements.

(d) Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted.

If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

(e) International financial reporting standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

During the first half of 2009, the Company plans on assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas will be reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.

The Company continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

(f) Emerging issues committee 173 – credit risk and fair value of financial assets and liabilities (EIC – 173)

The Emerging Issues Committee (“EIC”) of the CICA released EIC 173 in January 2009 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC is being issued in response to the diversity of practice in valuing financial instruments, especially derivatives. This EIC will be effective for the Company for the first quarter of 2009 and will be applied retrospectively, without restatement of prior periods.

The Company is currently evaluating the impact of this EIC on its financial reporting.

4. RESTRICTED CASH

Restricted cash of $82,228 represents reclamation bonds. At December 31, 2007, the balance of $2,660,227 represented funds received from the issuance of flow-through shares, which the Company was obligated to spend on qualifying Canadian exploration (“CEE”) by December 31, 2008 and reclamation bonds.

5. MARKETABLE SECURITIES

Available-for-sale financial instruments

	2008	2007
	Number of shares and warrants	Amount	Number of shares and warrants	Amount
Balance, Beginning of year	5,500,000	$ 784,725	3,400,000	$ 438,213
Addition – Laurion shares	-	-	2,000,000	220,000
Addition – Laurion warrants	-	-	1,000,000	-
Disposal – Bass Metal shares	-	-	(900,000)	(135,475)
Unrealized gain - Laurion shares	-	(260,000)	-	80,000
Unrealized gain – Laurion warrants	-	(42,500)	-	42,500
Unrealized gain – ACR shares	-	(181,765)	-	114,164
Unrealized gain – ACR stock options	-	(179,928)	-	25,323
Balance, End of year	5,500,000	$ 120,532	5,500,000	$ 784,725

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

The components of available-for-sale financial instruments are:

	Number	Cost	Fair value adjustment	2008 Amount	2007 Amount
African Consolidated Resources plc	2,500,000	$ 302,738	$ (222,206)	$ 80,532	$ 442,225
Laurion Minerals Exploration Inc.	3,000,000	220,000	(180,000)	40,000	342,500
Balance, December 31, 2008	5,500,000	$ 522,738	$(402,206)	$ 120,532	$ 784,725

(a) Laurion Minerals Exploration Inc.

In March 2007, the Company and Laurion Minerals Exploration Inc. (“Laurion”) entered into a strategic alliance agreement whereby the Company is providing geological analysis and project management services in exchange for a combination of cash, shares and share purchase warrants in Laurion.

On August 31, 2007, the Company received 2,000,000 shares and 1,000,000 warrants in Laurion in connection with the alliance agreement which the Company recorded as revenue in the amount of $220,000. The warrants have exercise prices of $0.10 per share and $0.115 per share and expire on August 31, 2009.

For the year ended December 31, 2008, the Company recorded an unrealized loss under other comprehensive income, on the shares and purchase share warrants held in Laurion of $260,000 and $42,500, respectively, which was established based on the bid price of Laurion shares of $0.02 per share at December 31, 2008 (2007 - $0.15). (2007 – Unrealized gain of $80,000 and $42,500 respectively).

(b) African Consolidated Resources plc (“ACR”)

In February 2006, the Company entered into a letter agreement with ACR in February 2006 in which the Company provided consulting services in exchange for shares and stock options in ACR. Pursuant to the letter agreement, the Company received 1,000,000 common shares and 1,500,000 stock options of ACR. The stock options have an exercise price of ₤0.07 per share and expire on March 31, 2009.  (See Note 16(d) – Subsequent Events)

The unrealized loss of $354,025 for the year ended December 31, 2008 (2007 – unrealized gain of $139,487), is reported under other comprehensive income and was established based on the bid price of ₤4.50 per share as at December 31, 2008 and an exchange rate of Cdn$1.00: ₤1.7896 (2007 - ₤13.12 at Cdn$1.00:₤1.9000). In addition, the Company recorded an unrealized foreign exchange loss of $7,668 in other comprehensive income for the year ended December 31, 2008.

6. EQUITY INVESTMENT

As at December 31, 2008 and 2007, the Company owns 22,805,506 ordinary shares of Clancy Exploration Limited (“Clancy”) of which 21,355,506 are held in escrow until July 11, 2009.

On March 9, 2007, Clancy completed a stock split of 100:1, resulting in the Company owning 12,000,000 shares in Clancy, representing 100% of the outstanding shares.  On March 7, 2007 and May 8, 2007, Clancy issued 2,600,000 and 800,000 shares, respectively, to Clancy’s then-parent company, Geoinformatics Exploration Australia Pty Ltd ("GEA"), in partial satisfaction of an inter-company loan arising from services provided and expenditures incurred from January 1, 2007 to April 30, 2007. On May 8, 2007, Clancy issued 4,600,000 shares to GEA as consideration for the acquisition of a 100% interest in the share capital of Geoinformatics Exploration Tasmania Pty Ltd. (“Tasmania”).  On May 8, 2007, Clancy issued 2,643,750 shares to GEA as consideration for the acquisition of 911,250 shares in Bass Metals Limited and an additional 161,756 shares were issued to GEA as consideration for the acquisition of 250,000 unlisted options and 56,250 listed options, in Bass Metals Limited.

On May 22, 2007, Clancy filed its prospectus with the Australian Stock Exchange (“ASX”) for an initial public offering of common shares (“IPO”). Clancy’s shares began trading on the ASX on July 7, 2007 under the trading symbol “CLY”. On the same date, Clancy closed its IPO of 25,000,000 common shares at a price of Aud$0.20 per common share for gross proceeds of Aud$5,000,000. The Company did not participate in the public offering and as a result its ownership interest decreased from 100% to 47.7%.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Prior to July 1, 2007, the Company consolidated the accounts of Clancy and Tasmania. Effective July 1, 2007, the Company commenced accounting for its investment in Clancy on an equity basis, and as a result, the following assets and liabilities were deconsolidated at that date: cash of Aud$381,465, current assets of Aud$41,667 and current liabilities of Aud$803,736. Following the dilution of the Company’s shareholding interest in Clancy, the Company recognized a dilution gain and equity loss on its investment in Clancy since July 11, 2007 as follows:

2007
Dilution gain on issuance of shares by Clancy	$ 1,646,124
Equity loss of Clancy	(217,161)
Income from investment in Clancy	$ 1,428,963

For the years ended December 31, 2008 and 2007, the Company recorded an equity loss on its investment on Clancy as follows:

	2008	2007
Balance- Beginning of year	$ 1,681,928	$ 252,965
Dilution gain on issuance of shares by Clancy	-	1,646,124
Equity loss of Clancy	(916,181)	(217,161)
Balance , End of year	$ 765,747	$ 1,681,928

For the year ended December 31, 2008, the Company had the following transactions with Clancy:

	2008 Aud$	2007 Aud$
Revenue earned from services provided to Clancy	$ 137,268	$ 154,746
Revenue earned from equipment sold to Clancy	4,246	-
Expenses paid by the Company on behalf of Clancy	-	10,000
Services purchased from Clancy	6,240	15,619
Expenses paid by Clancy on behalf of the Company	11,390	3,310
Amounts received from Clancy settling trade and other receivables	158,682	-
Amounts paid to Clancy on trade and other payables	26,156	-
Loan repayment by Clancy, on behalf of it’s the Company’s subsidiary, Geoinformatics Exploration Tasmania Pty Ltd.	1,649	-

The average foreign exchange rate for the year ended August 31, 2008 was Cdn$1:Aud$0.9002  (2007 – Cdn$1:Aud$0.8982).

The carrying value and market value of the Clancy shares held by the Company and accounted for using the equity basis, are as follows:

	2008	2007
Investment in Clancy Exploration Limited on an equity basis	$ 765,747	$ 1,681,928
Market value of Clancy shares	$ 1,169,922	$ 3,954,475

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	2008
	Cost	Accumulated depreciation	Net book value
Computer equipment	$ 523,377	$ (452,122)	$ 71,255
Automobiles	52,738	(39,342)	13,396
Furniture and fixtures	46,610	(36,543)	10,067
Plant and equipment	519,434	(36,706)	482,728
Leasehold improvements	28,697	(25,332)	3,365
	$ 1,170,856	$ (590,045)	$ 580,811

	2007
	Cost	Accumulated depreciation	Net book value
Computer equipment	$ 691,877	$ (461,900)	$ 229,977
Computer software	312,949	(295,556)	17,393
Automobiles	52,738	(26,158)	26,580
Furniture and fixtures	89,686	(59,399)	30,287
Plant and equipment	28,791	(23,987)	4,804
Capital lease	103,194	(80,427)	22,767
Leasehold improvements	45,568	(38,238)	7,330
	$ 1,324,803	$ (985,665)	$ 339,138

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management

The Company is engaged in the business of exploration of mineral claims.  These activities expose the Company to a variety of financial risks, which include exposure to foreign exchange risk, interest rate risk, credit risk and liquidity risk.

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, amounts and other receivables, accounts payables and accrued liabilities, long-term debt and capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s amounts and other receivables are denominated in Mexican pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2(c) to these consolidated financial statements.  The Company estimates that the fair value of its cash and cash equivalents, restricted cash, amounts and other receivables, accounts payable and accrued liabilities approximate the carrying value of these assets and liabilities due to the relatively short terms to maturity or due to the borrowing terms being comparable to current market terms for similar liabilities.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from transactions denominated in a foreign currency. The Company’s current foreign exchange risk for its Australian, Mexican and United States operations arises primarily with respect to the Canadian dollar.

The Company operates in several countries, which gives rise to a risk that its expenditures may be adversely impacted by fluctuations in foreign exchange.  The Company does not undertake currency hedging activities. The Company does not attempt to hedge the net investment and equity of integrated foreign operations.

During the year ended December 31, 2008, the Canadian dollar fluctuated and, as a result, the Company has recognized a foreign exchange loss of $3,130,547 (2007 – a loss of $1,137,511) which is mainly attributable to the US denominated convertible loan facility as described in Note 10 – Convertible Loan.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on the convertible loan facility.   Assuming a 0.5% increase or decrease in this interest rate, net income would change by approximately $122,000 per year.  As at December 31, 2008, the Company had no outstanding debt under the convertible loan facility.

Credit Risk

Certain of the Company’s financial assets are exposed to credit risk. Cash and cash equivalents and restricted cash consist of deposits with major commercial banks.

Credit risk relating to amounts receivable arises from the possibility that any counterparty to an instrument fails to perform. The majority of the Company’s receivables relate to recoveries of GST, and the Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

Liquidity Risk

The Company manages liquidity risk by having in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2008, $762,560 was held in cash and cash equivalents.  Currently, all of the Company’s financial liabilities are due within one year.

Capital Risk Management

The Company defines the capital that it manages as its shareholders’ equity. The Company’s objectives with respect to managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits for other stakeholders. As at December 31, 2008, total managed capital was $2,004,272 (2007 – deficit of $8,922,640).

The Company’s capital structure reflects that of a company focused on mineral exploration and financing both internal and external growth opportunities. The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.

In order to maintain or adjust its capital structure, the Company may issue new shares or sell assets to reduce debt and fund ongoing operations.

The Company manages its capital structure by performing the following:

Preparing budgets and cash-flow forecasts which are reviewed and approved by the Board of Directors;

Regular internal reporting and Board of Directors meetings to review actual versus budgeted spending and cash-flows; and

Detailed project analysis to assess and determine new funding requirements.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2008 compared to the year ended December 31, 2007.  The Company is not subject to externally imposed capital requirements.

9. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

(a)

Note Payable

On October 10, 2008, the Company closed a $5.5 million short-term bridge loan (the “Bridge Loan”) with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary, the full amount of the Bridge Loan.  The Company had drawn a total of US$2.5 million under the Bridge Loan as at October 10, 2008. GRP is the investment manager for Geologic Resource Opportunities Fund LP and Geologic Resource Fund LP (collectively “GRF”).  GRF owned approximately 17% of the outstanding common shares of the Company as at October 10, 2008.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Advances under the Bridge Loan bear interest at a rate equal to 12% per annum.  The Bridge Loan will mature on March 2, 2009, subject to GRP’s right to accelerate repayment in the event of a default under the Bridge Loan.  An event of default included the failure to obtain shareholder approval of the Company’s proposed private placement to GRF at the Company’s special meeting of shareholders held on Wednesday, October 15, 2008.  As security for the Bridge Loan, the Company pledged all of the shares of its direct material subsidiary.  Advances under the Bridge Loan were used by the Company to fund its exploration activities and for general working capital.

On October 17, 2008, the Company closed a private placement with GRF and used a portion of those proceeds to repay the US$2.5 million outstanding balance of the Bridge Loan. The Company incurred a total of $33,014 in interest charges during the term of the Bridge Loan which is included in its statement of operations.  (See Note 16(a) – Subsequent Events).

On May 30, 2006, the Company finalized a short-term loan facility with GRF for $4.5 million (the “Loan”), which matured on September 7, 2006.  On August 29, 2006, the Company and GRF agreed to extend and increase the Loan to $10 million to fund the exploration programs and general working capital requirements of the Company to December 31, 2006, and to secure the Loan with the Company’s Great Basin properties. The extension to and increase of the Loan was intended to give the Company time to fulfill the conditions to the drawdown of the Facility, which included the completion of a $4 million equity financing by December 31, 2006. On November 22, 2006, the Company finalized security arrangements which provided for the security of the Loan and, subsequently, the Facility, with the Company’s Great Basin properties located in Nevada.

The Loan bore interest at a rate of 6% per annum, payable quarterly in arrears. The Loan matured and the principal amount became immediately due and payable (together with the unpaid accrued interest) upon the drawdown of the first tranche under the Facility which occurred on January 17, 2007.

On January 17, 2007, the Company satisfied the outstanding amount of $9,193,699 of the Loan (including accrued interest) with the proceeds from the initial drawdown of the Facility, as described above. This amount included $168,699 in accrued interest and $25,000 in legal fees.

(b)

ZED Financial Partners (“ZED”)

ZED is a financial advisory firm which provided certain services to the Company and a former director of the Company is a principal of ZED. The Company engaged ZED, commencing April 1, 2006, on a monthly retainer of $13,000 which was terminated October 31, 2007.

During the year ended December 31, 2008, no amounts were paid to ZED (2007 - $130,000).

 (c)

 Fractal Technologies Pty Ltd. (“Fractal”)

Fractal is a wholly-owned subsidiary of Fractal Holdings Pty Ltd., which held a 15.6% interest in Geoinformatics up until June 30, 2007. On June 30, 2007, Fractal Holdings Pty Ltd. distributed its holding of 20 million Geoinformatics common shares to its two shareholders pursuant to a corporate reorganization.  The shares were transferred equally to Geocrust Pty Ltd., a corporation controlled by Geoinformatics’ previous Chief Executive Officer and his spouse, and Geo Holdings (IIF) Pty Ltd., a corporation controlled by Foundation IIF Partnership, an Australian venture capital fund.

Fractal is a developer of database software which licenses its commercial software to mining and resource industry users. Geoinformatics entered into a software licensing agreement with Fractal in 2002, under which Geoinformatics is charged a monthly licensing fee of AUD$3,500 by Fractal for use of its software.

During the year ended December 31, 2008, the Company did not have any transactions with Fractal, other than the payment of the monthly licensing fee, which is no longer considered a related party transaction.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Transactions with Fractal for the six months ended June 30, 2007, the date at which Fractal ceased to be a related party, are summarized as follows:

Description of transaction	2008	2007
Software licensing fees incurred by Geoinformatics	$ -	$ 21,152
Services provided by Fractal to Geoinformatics	-	1,674
Expenses incurred by Geoinformatics reimbursed by Fractal	-	6,255

(d) Accounts payable –related party

Included in accounts payable- related party is an amount of $225,000 (2007 - $497,008) representing the severance payment due to an officer upon a change of control of the Company. In 2007, the amount represented interest accrued on the convertible loan facility as described in Note 10 – Convertible Loan Facility.

10. CONVERTIBLE LOAN FACILITY

On February 12, 2006, the Company entered into a binding letter agreement with Geologic Resource Fund LP (“GRF”) in which GRF agreed to make available to Geoinformatics a US$20 million unsecured convertible loan facility (the “Facility”) in two tranches, subject to certain terms and conditions.

On August 29, 2006, the Company and GRF executed formal loan documentation amending and implementing the February letter agreement, pursuant to which GRF made the Facility available to Geoinformatics, on a secured basis, the proceeds of which were used to fund the Company’s commitments under the MSAA with Kennecott and for working capital. (See Note 1 – Nature of Business and Note 14 – Property Option Agreements, Commitments and Contingency - Kennecott Exploration Agreement).

On January 17, 2007, the Company completed the initial drawdown of US$10 million (Cdn$11,746,000) under the Facility and, on April 3, 2007, the Company completed the second drawdown of US$10 million (Cdn$11,573,000).  Advances under the Facility bear interest at 5% per annum payable semi-annually and can be converted into common shares of Geoinformatics at the option of GRF at a conversion rate of $0.25 per share until August 28, 2008 and thereafter at a conversion rate of $0.275 per share.  The Facility will mature on August 28, 2009.

The Chief Investment Officer of GRF is a member of the Board of Directors of the Company.  GRF owned a 84.9% interest in Geoinformatics as at December 31, 2008 (2007 – 15.4%).

Geoinformatics paid a commitment fee of 5% per annum in respect of the funds available under the second tranche of the Facility from August 29, 2006 until it was drawn upon on April 3, 2007.  Geoinformatics has the option of paying both interest and the commitment fee on the Facility in either cash or shares with the effective issue price of the shares equal to the average closing price of the Company’s shares for the 20 trading days ending 5 business days prior to such payment date.

On January 16, 2007, Geoinformatics issued 1,196,365 common shares at a price of $0.167 to GRF in satisfaction of a commitment fee of $199,793 for the period August 29, 2006 to December 31, 2006.  On August 2, 2007, Geoinformatics issued 2,176,596 common shares at a price of $0.232 to GRF in satisfaction of (i) the commitment fee of $134,270 from January 1, 2007 to the drawdown of the second tranche and (ii) interest of $370,701 for the period January 17, 2007 to June 30, 2007.

On January 16, 2007 and April 3, 2007, the dates of the draw downs of the first and second tranches, respectively, the gross proceeds of US$10 million (Cdn$11,746,000) and US$10 million (Cdn$11,573,000) were allocated to the relative fair values of the loan (US$8,141,300 and US$7,981,192) and the holder’s option to convert the principal balance into common shares (US$1,858,700 and US$2,018,808) (the “Conversion Option”).  The US$16,122,492 (Cdn$16,876,642) fair value of the loan is classified as a liability, while the US$3,877,508 (Cdn$4,523,973) allocated to the Conversion Option is classified as a separate component within shareholders’ equity.

Over their three year term, the loans are accreted to their face value through a periodic charge to accretion expense with a corresponding credit to the liability component. The accretion expense is based on the effective interest rate method.

On January 28, 2008, the Company issued 337,527 common shares at a price of $0.147 to GRF in satisfaction of accrued interest in the amount of $497,008 for the period July 1, 2007 to December 31, 2007 which was included in accounts payable – related party at December 31, 2007.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

For the year ended December 31, 2008, the Company recorded accretion expense of $2,465,774 (2007 - $1,157,426) related to the loans, which is included in financing expense.

On October 20, 2008, the Company closed an equity financing and used a portion of the proceeds to repay the outstanding balance of US$20 million under the convertible loan facility. The Company recorded a settlement gain of $279,859 upon repayment and a realized foreign exchange loss of $2,885,734. In addition, Geoinformatics issued 3,197,721 common shares to GRF in satisfaction of the interest of $943,328 on the convertible loan facility for the period from January 1, 2008 to October 16, 2008.

11. CAPITAL LEASE OBLIGATIONS

Future minimum annual lease payments under capital leases which expired in June 2008 were as follows:

	2008	2007
Total minimum lease payments:
Less than one year	$ -	$ 18,753
Less amounts representing interest	-	(525)
Balance of obligation	-	18,228
Less current portion	-	18,228
Long-term portion	$ -	$ -

The average effective interest rate implicit in the capital leases is Nil (2007 – 12.68%).

12. SHARE CAPITAL

(a) Common shares issued and outstanding

Number of authorized common shares is unlimited

	2008		2007
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	13,459,681	$ 20,342,562	11,369,289	$ 17,751,886
Issued upon equity financing	58,656,000	29,328,000	-	-
Issued in satisfaction of interest	3,535,248	1,440,335	159,785	370,701
Issued in satisfaction of commitment fee	-	-	177,511	334,063
Issued upon exercise of options	54,900	102,675	9,980	17,150
Valuation of stock options exercised	-	70,191	-	17,764
Issued upon exercise of warrants – flow-through	-	-	1,743,116	3,486,231
Share issue costs	-	(1,235,721)	-	(1,635,233)
Balance, end of the period	75,705,829	$ 50,048,042	13,459,681	$ 20,342,562

On December 22, 2008, the Company completed a 1 for 10 stock consolidation which had been approved at a special meeting of shareholders held on October 15, 2008. All figures in these consolidated financial statements have been revised to reflect the effects of the stock consolidation.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(i) Equity Financing

On October 17, 2008, the Company completed a private placement with GRF raising gross proceeds of $29,328,000 by issuing 58,656,000 common shares at a price of $0.05 per common share. The proceeds from the financing were used to (i) repay the convertible loan facility in the amount of US$20 million held by GRP (See Note 10 – Convertible Loan Facility); (ii) repay US$2.5 million of advances under a bridge loan made by GRP (See Note 9(a) - Related Party Transactions – Note Payable); and (iii) for working capital purposes. The private placement was approved by the Company’s shareholders at the Company’s special meeting of shareholders held in Vancouver, British Columbia on October 15, 2008. Minority shareholders (which excluded GRP) voted 97% in favour of the transaction.

Cash costs associated with the equity financing amounted to $172,421.

(ii) Interest Payments

In addition, Geoinformatics issued 3,535,248 common shares to GRF in satisfaction of the interest on the convertible loan facility for the period of July 1, 2007 to October 16, 2008. (See Note 10 – Convertible Loan Facility).

(iii) Flow-through Financing

On December 15, 2006, the Company completed an equity financing raising gross proceeds of $4,272,808 from the issuance of 2,373,782 flow-through units (the “Units”) at a price of $0.18 per Unit. Each Unit consists of one common share issued on a “flow-through” basis (a “Flow-through Share”) and one flow-through common share purchase warrant (a “Flow-through Warrant”). Each Flow-through Warrant entitled the holder to purchase one common share to be issued on a “flow-through” basis at a price of $0.20 per share until August 15, 2007. Included in the total Units issued were 42,778 Units purchased by insiders of the Company.  During the year ended December 31, 2007, 1,743,116 Flow-through Warrants were exercised for proceeds of $3,486,231, and the balance expired.

On March 12, 2007, the Company renounced the right to the deduction of exploration expenditures for income tax purposes in the amount of $4,272,808 in connection with the flow-through shares issued on December 15, 2006.   The future income tax liability created by the renunciation amounted to $1,543,338 which has been charged to share issue costs.

On March 30, 2008, the Company renounced the right to the deduction of exploration expenditures for income tax purposes in the amount of $3,486,231 in connection with the exercise of flow-through warrants issued on December 15, 2006. The future income tax liability created by the renunciation amounted to $1,063,300 which has been charged to share issue costs.

On June 29, 2007, the Company paid a finder’s fee of $114,696 to an agent in connection with the early exercise of some of the Flow-through Warrants issued in the December 2006 equity financing.

(b) Warrants

Outstanding share purchase warrants, at December 31, 2008 and 2007, are as follows:

	2008	2007
Warrants outstanding, beginning of year	-	3,879,916
Exercised	-	(1,743,116)
Expired	-	(2,136,800)
Warrants outstanding, end of the year	-	-

(c) Stock-based compensation

The Company’s Amended and Restated Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers and employees of and consultants to the Company. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. Share options are granted for a term not to exceed five years at exercise prices determined as described in the Plan and are non-transferable. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and the vesting period.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

During the year ended December 31, 2008, 10,800 stock options (2007 – 421,500) were granted at an exercise price of $2.50 (2007 - $1.78) expiring in 5 years (2007 – 5 years). The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, volatility of 105% (2007 – 78% - 105%), risk-free rate of 2.88% (2007 – 3.68% - 4.30%) and expected life of 5 years (2007 – 5 years), which resulted in a price of $0.124 per stock option (2007 - $0.178 per stock option).

During the year ended December 31, 2008, stock-based compensation expense of $76,461 (2007 - $761,482) relating to all stock options which vested during the year has been included in the consolidated statements of operations and deficit.

Options to purchase common shares of the Company have been granted in accordance with the Plan as follows:

	December 31, 2008		December 31, 2007
	Number	Weighted average exercise price	Number	Weighted average exercise price
Stock options outstanding, beginning of year	1,013,350	$ 2.49	794,200	$ 2.46
Granted	10,800	2.50	421,500	1.78
Forfeited	(60,600)	2.30	(22,875)	2.33
Exercised	(54,900)	1.80	(9,800)	1.75
Expired	(504,225)	2.22	(169,675)	2.29
Stock options outstanding, end of the year	404,425	2.87	1,013,350	2.49

Exercisable stock options at the end of the year	375,956	$ 2.44	843,376	$ 2.29

Options to purchase common shares outstanding at December 31, 2008, carry exercise prices and weighted average lives to maturity as follows:

Exercise price	Options outstanding	Options exercisable	Weighted average life (years)
$ 1.60	50,000	50,000	3.18
$ 2.30	113,875	85,406	3.59
$ 2.50	175,550	175,550	2.21
$ 3.10	65,000	65,000	1.19
	404,425	375,956	2.55

(d) Contributed Surplus

Contributed surplus is comprised of the ascribed value of stock options and warrants that have been cancelled or expired.

	December 31, 2008	December 31, 2007
Balance, beginning of period	$ 1,863,902	$ 963,895
Ascribed value of expired stock options	719,810	396,075
Ascribed value of expired warrants	-	503,932
Balance, end of period	$ 2,583,712	$ 1,863,902

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

(e) Outstanding Warrants and Stock Options

The following table sets out the maximum shares that would be outstanding if all of the options, warrants and the convertible loan facility respectively, at December 31, 2008 and 2007, respectively, were exercised and/or converted:

	December 31, 2008	December 31, 2007
Common shares outstanding	75,705,829	13,459,678
Convertible loan facility	-	7,930,400
Stock options	404,425	1,013,350
	76,110,254	22,403,428

13. INCOME TAXES

The components of the Company’s future income tax assets and liabilities are as follows:

	December 31, 2008	December 31, 2007
Future income tax assets
Capital assets	$ 170,841	$ 46,019
Non-deductible provisions	-	55,706
Issuance costs of share capital and financing fees	197,616	233,906
Databases	202,610	182,973
Alaska tax pool	375,700
Resource tax pool	455,049	1,468,589
Marketable securities	131,196	-
Capitalized costs	2,570,410	2,111,926
Non-capital losses	10,238,342	6,846,340
Future income tax assets	$ 14,341,764	$ 10,945,459
Applied against future tax liabilities	-	(770,000)
Valuation allowance	(14,341,764)	(10,175,459)
Net future income tax asset	$ -	$ -

Future income tax liabilities
Marketable securities	$ -	$ 43,876
Equity investment	-	606,124
Foreign exchange gain	-	120,000
Future income tax liabilities	-	770,000
Future tax losses applied	-	(770,000)
Net future income tax liability	$ -	$ -

On April 2, 2008, the Company renounced the tax benefits arising from the exploration expenditures, in the amount of $3,486,231, the gross proceeds from the exercise of Flow-through Warrants. See Note 12(a)(ii) – Share Capital.

During the year, the Company recognized non-capital losses to the extent of the flow-through related exploration expenditures renounced and recorded an income tax recovery of $1,063,300 (2007 - $1,543,338).

The Company has non-capital losses at December 31, 2008, of approximately $28,644,000 (2007 - $22,333,000), which may be carried forward to reduce future years’ taxable income.  The Company has $19,470,000 non-capital losses in Canada which may be carried forward for between one and twenty years and $9,174,000 non-capital losses in the United States which may be carried forward for twenty years.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Non-capital losses for income tax purposes of $27,674,000 at December 31, 2008, have the following expiry dates:

Year	Amount	Jurisdiction
2009	$ 1,149,000	Canada
2010	2,955,000	Canada
2014	521,000	Canada
2015	1,927,000	Canada
2023	11,000	United States
2024	26,000	United States
2025	181,000	United States
2026	4,211,000	Canada/United States
2027	8,539,000	Canada/United States
2028	9,124,000	Canada/United States
	$ 28,644,000

In assessing the Company’s ability to utilize future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are or become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which tax assets are deductible, management currently believes it is more likely than not that the Company will not realize the benefits of the loss carry-forwards.

	Year ended December 31, 2008	Year ended December 31, 2007
Current income tax (recovery)/expense	$ (31,279)	$ 85,532
Future income tax recovery	(1,063,300)	(1,614,523)
Total income tax (recovery)/expense	$ (1,094,579)	$ (1,528,991)

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes was as follows:

	Year ended December 31, 2008	Year ended December 31, 2007
Statutory Canadian federal and provincial income tax rates	32.5%	36.12%

Expected tax recovery on losses	(5,640,484)	(5,780,510)
Increase (decrease) in income taxes resulting from:
(Higher)/lower effective tax rates at foreign subsidiaries	(127,074)	108,081
Stock based compensation	24,850	275,047
Expiry of losses	126,880	190,666
Non-deductible accretion expense	801,377	418,063
Share issue costs	(56,037)	-
Non-deductible portion of capital gain	-	(47,315)
Other	(390,432)	528,872
Losses not benefited	4,166,341	2,778,105
Recovery of income taxes	$ (1,094,579)	$ (1,528,991)
Effective income tax rate	(6.31%)	(9.55%)

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

14. PROPERTY OPTION AGREEMENTS, COMMITMENTS, AND CONTINGENCY

Operating Leases

At December 31, 2008, Geoinformatics has future minimum annual operating lease commitments as follows:

to December 31, 2009	$ 66,649
to December 31, 2010	9,098
$ 75,747

Redton Project

Under the terms of an option agreement, the Company has an option to fund $4.75 million in exploration expenditures to earn an 85% interest in the Alkali Gold Project (“Redton”) located in British Columbia, such expenditures to be incurred over the five-year period ending June 3, 2010.

As at December 31, 2008, the Company has incurred in excess of $4.75 million in exploration expenditures and earned its 85% interest in Redton.

Commander Project

On February 2, 2007, the Company signed an option agreement with Commander Resources Ltd. (“Commander”) under which Geoinformatics could earn up to an 80% interest in a package of five properties (the “Commander Properties”) in the Omineca Mining District in British Columbia, subject to a third-party net smelter royalty (“NSR”) on a portion of the properties. Geoinformatics is committed to spend a minimum of $750,000 in exploration expenditures by February 28, 2008, with certain minimum expenditure commitments on specific portions of the properties.

On February 20, 2008, the Company terminated the option agreement with Commander pursuant to the terms of the option agreement after completing a minimum of $750,000 in exploration expenditures in 2007.

Suaqui Grande Project

Under the terms of an option agreement executed between the Company and High Desert Gold Corporation (“High Desert”) on November 1, 2007, the Company has an option to fund US$3,000,000 in exploration expenditures to earn a 50.1% interest in the Suaqui Grande claims, located in the State of Sonora, Mexico.  Under the terms of the agreement, the Company must incur a minimum of US$250,000 in each twelve-month period following the execution of the agreement, with the first year’s expenditure being a firm commitment. In addition to the exploration expenditure requirement, the Company is required to pay a total of US$95,000 in maintenance payments to High Desert, with a US$15,000 payment being made upon the execution of the agreement and a further US$20,000 payment on each of the third, fourth, fifth and sixth anniversaries of the agreement.  The Company may withdraw from the agreement at any time, following the completion of the firm first year commitment of US$250,000.

On February 6, 2009, the Company withdrew from the Suaqui Grande agreement following the completion of US$250,000 in exploration expenditures.

Kennecott Exploration Agreement

On August 14, 2006, the Company announced it had executed the MSAA with Kennecott covering exploration in the Yukon Territory, British Columbia, the western United States and Mexico. Under the terms of the MSAA, Geoinformatics is conditionally committed to incur and fund qualifying expenditures of US$20 million over a two-year period ending February 29, 2008, with US$8.67 million to be incurred by February 28, 2007, and US$11.33 million to be incurred by February 29, 2008, which has been adjusted as described below.

As at February 29, 2008, the Company had a shortfall of US$2.2 million in exploration expenditures under the MSAA. Kennecott and Geoinformatics agreed to carry-forward the shortfall of US$2.2 million to be spent by October 31, 2008.

As at December 31, 2008, the Company had incurred qualifying expenditures in excess of the US$20 million in aggregate and had fulfilled its financial obligations under the MSAA.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

Whistler Project

Under the terms of an offer letter for the Whistler Project received from Kennecott, the Company is conditionally committed to spend a minimum of US$2.5 million in exploration expenditures by December 31, 2007 and a total of US$5.0 million by December 31, 2008. Kennecott must approve the exploration programs for 2007 and 2008 field season and the Company must complete the exploration expenditures for the Company to earn a 100% interest in the Whistler Project subject to a back-in right in favor of Kennecott or an NSR if the back-in right is not exercised.

As at December 31, 2008, the Company has received the approval of its 2007 and 2008 exploration programs from Kennecott and has incurred approximately US$5.4 million in exploration expenditure on the project.

Other Exploration Initiatives

The Company has approximately $776,000 in conditional exploration commitments under other exploration licenses and claims in Canada and the United States in 2009 and in succeeding years if such licenses and claims are to be retained.

Contingency

a)

During the years ended December 31, 2008 and 2007, the Company was engaged in litigation proceedings where the validity of certain mining claims located in the Great Basin region of the United States was being challenged by a third party. The Company has engaged legal representation to defend the action.

There has been no adjustment or provision recorded in the statement of operations for the year ended December 31, 2008, as the likelihood of the outcome is not determinable and an amount cannot be reasonably estimated.

b)

The Company has an employment agreement with one executive officer defining the terms of employment. Under the terms of the agreement, the executive is entitled to 6 months of compensation for termination without cause.

15. SEGMENTED INFORMATION

The Company operates in one industry segment, mineral exploration. The Company’s exploration activities have been carried out in Canada, the United States, Mexico and Western Australia.

Revenues are derived from the management of exploration programs for external third-party customers and are allocated to the jurisdiction based on where the underlying agreement and services were delivered.

	Year ended December 31, 2008	Year ended December 31, 2007
Revenues
Canada	$ 719,196	$ 829,115
Australia	161,239	424,516
Mexico	16,880	104,414
	$ 897,315	$ 1,358,045

During 2008, four customers individually comprised 42%, 23%, 16% and 11%, respectively, of total revenues across all geographic segments. During 2007, four customers represented 44%, 19%, 13% and 12%, respectively, of total revenues.

	2008	2007
Assets
Canada	$ 1,871,533	$ 5,995,910
United States	526,489	847,384
Australia	112,588	2,129,344
Mexico	87,012	633,770
Ireland	47,721	48,964
	$ 2,645,343	$ 9,655,372

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2008 and 2007

16. SUBSEQUENT EVENTS

a)  Line of Credit

On March 9, 2009, the Company announced it had negotiated a line of credit with GRP (see Note 9(a) – Related Party Transactions – Note Payable) to fund the on-going activities of the Company. The maximum amount available under the line of credit will be $2.6 million and it will bear interest at an annual rate of 15%, payable at maturity. The line of credit matures on September 30, 2010.

On March 27, 2009, the Company drew $1,000,000 under the line of credit.

b) Granting of Stock Options

On March 20, 2009, the Company announced that it had granted stock options to certain of the Company’s directors, officers, employees and consultants to purchase up to 5,500,000 common shares under the Company’s Stock Option Plan.  The stock options have an exercise price of $0.15 per share, a term of five years with an expiry date of March 19, 2014, and vest over two years.

c) Southwestern Resources Corp. (“Southwestern”)

On February 20, 2009, the Company announced that it had entered into a letter of intent relating to a proposed business combination with Southwestern Resources Corp. On March 9, 2009, the Company announced the termination of the letter of intent with Southwestern.

d) African Consolidated Resources plc (“ACR”)

Subsequent to December 31, 2008, the Company sold its investment in the common shares of ACR for gross proceeds of approximately $90,100. The 1,500,000 stock options expired without being exercised.

e) Suaqui Grande Project

See Note 14 – Property Option Agreements, Commitments and Contingency

Management’s Discussion and Analysis

of Financial Results

For the Year Ended December 31, 2008

Dated: April 27, 2009

GEOINFORMATICS EXPLORATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the year ended December 31, 2008

This Management’s Discussion and Analysis of Financial Results (“MD&A”) is dated April 27, 2009, and reviews the business of Geoinformatics Exploration Inc. (the “Company” or “Geoinformatics”) and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2008 and 2007. This financial information was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Unless otherwise indicated, all funds in this document are in Canadian dollars.

Forward-Looking Statement

This document includes certain forward looking statements concerning the future performance of Geoinformatics’ business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. The Company assumes no obligation to revise or update these forward-looking statements.

About Geoinformatics

Geoinformatics is a mineral exploration company with a large portfolio of assets including the multi-million ounce gold resource at the Whistler Project in Alaska. The Company uses a unique and innovative approach to exploration and target development that integrates data aggregation and data mining, three-dimensional modeling and leading-edge technology and utilizes proprietary processing algorithms.  Among the unique aspects of the Company’s approach is the use of probabilistic techniques to rank potential exploration drill targets.

Over the past four years, the Company has evolved from that of a technology service company to that of a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past two years, the Company has acquired a large portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”) (See “Master Strategic Alliance Agreement” below).  Geoinformatics undertook to drill a minimum of thirty of its highly-ranked grassroots exploration targets over a twenty-four month period starting March 1, 2006.  The Company’s objective is to identify, evaluate, acquire and drill targets under the MSAA with the objective being the discovery of large-scale deposits and becoming an industry leader in identifying and developing high-quality advanced exploration projects.

Overview

During 2008, financial initiatives were the main focus of the Company with the negotiation of a short-term bridge loan in connection with a large equity financing with the Company’s largest shareholders, both of which were completed in October 2008. The Company held its Annual and Special Meeting of Shareholders on July 14, 2008 and held another Special Meeting of Shareholders for October 15, 2008 in connection with the equity financing.

The Company completed exploration programs on its projects at Whistler (Alaska), Falcon (British Columbia), Thunder Bay area (Ontario), La Noria (Sinaloa, Mexico) and Suaqui Grande (Sonora, Mexico). During 2008, the Company also completed the earn–in requirements to earn a 100% interest in the Whistler Project with the completion of 11 holes and approximately 4,400 metres of diamond drilling. Five holes were drilled on the Whistler Zone itself with 6 holes testing regional targets all within 2 kilometers of the Whistler Zone. (See Whistler Project below). The Company also completed 8 holes and 2,996 metres of drilling at its Falcon Prospect, a molybdenum-copper project, located in the northern Quesnel Trough in British Columbia. Falcon is part of the Company’s Redton Project and following the completion of the program, the Company earned its 85% interest in the claims under an agreement with Redton Resources Inc. (See Redton Project below).

Financial Condition

Over the past year, the Company has been aggressively pursuing opportunities and transactions that would enable it to secure its short and longer-term financing requirements, which included the expenditure commitments for the Whistler Project, the obligations under the Company’s flow-through financing and the obligations under the MSAA. Management and the Board of Directors have reviewed and considered several equity financing scenarios, potential mergers, joint venture arrangements and outright sale of assets. Although many alternatives were pursued and evaluated, the Company was unable to negotiate terms which were acceptable to all parties involved.

The Company required additional capital in order to continue to operate and meet its obligations when they become due. It entered into negotiations with its major shareholder, Geologic Resource Partners LLC (“GRP”), and on June 11, 2008, announced a $25 million private placement with GRP. The private placement was subsequently approved by the shareholders of the Company at its Annual and Special Meeting of Shareholders which was held on July 11, 2008. On August 1, 2008, the Company announced the abandonment of the GRP private placement and a short-term bridge loan with GRP as a replacement to the June 2008 private placement.

On August 18, 2008, the Company announced that it had entered into binding agreements with GRP of Boston, Massachusetts with respect to (i) a Cdn$5.5 million short-term secured loan (the “Bridge Loan”), and (ii) a private placement of common shares at a price of Cdn$0.05 per share for gross proceeds of up to approximately Cdn$27 million (the “Private Placement”).  GRP is the investment manager for several Geologic Resource funds (collectively, “GRF”), which held 2,409,132 common shares of Geoinformatics (approximately 17.4% of the common shares outstanding) at August 18, 2008.

Under the Bridge Loan, GRP agreed to extend to the Company a Cdn$5.5 million bridge loan on a secured basis which the Company would be able to draw down in tranches.  US$1.0 million was made available to the Company immediately and a further US$1.5 million was drawn upon by the Company following the security being finalized. Advances under the Bridge Loan bore interest at a rate equal to 12% per annum.  The Bridge Loan matured on March 2, 2009, subject to GRP’s right to accelerate repayment in the event of a default under the loan.  As security for the Bridge Loan, the Company pledged all of the shares of its material subsidiaries.  Advances under the Bridge Loan were used by the Company to fund its exploration activities and for general working capital.

Under the Private Placement, GRP agreed to subscribe for common shares of the Company at a subscription price of Cdn$0.05 per share for an aggregate subscription amount equal to the sum of the Canadian dollar equivalent of $US20.0 million (to be determined as of two business days prior to closing of the Private Placement) plus Cdn$5.5 million.  Based on a Cdn/US exchange rate of $1.062, GRP would subscribe for 53,480,000 common shares of the Company, and upon completion of the Private Placement, GRF would hold 55,889,132 common shares of the Company, representing approximately 81% of the outstanding shares of the Company.  Proceeds from the Private Placement were used (i) to repay the entire principal amount of the Company’s outstanding US$20 million secured debentures held by GRF, (ii) to repay amounts drawn under the Bridge Loan, (iii) to advance the Company’s Whistler Project, and (iv) for working capital.

Closing of the Private Placement occurred on Friday, October 17, 2008, following minority shareholders approving the transaction by voting 97% in favour of the transaction. The Company issued 58,656,000 shares to GRP and received net proceeds of $2,521,500 following the repayment of the US$20 million debentures and US$2.5 million Bridge Loan. In addition the Company issued 3,197,721 shares to GRP in satisfaction of the outstanding interest on the debentures in the amount of $943,328 for the period January 1, 2008 to October 16, 2008.

Following the private placement, the Company has 75,705,829 shares outstanding with GRP holding 64,262,852 shares (approximately 84.9% of the common shares outstanding).

On December 22, 2008, the Company completed a 1 for 10 stock consolidation which had been approved at a special meeting of shareholders held on October 15, 2008. All share figures in this management discussion and analysis has been revised to reflect the effects of the stock consolidation.

Outlook

Due to the current capital market conditions, severe reduction in investor confidence and the availability of equity funding in the junior exploration sector, the Company has been and will continue to pursue opportunities that provide alternative sources of financing. The Company is evaluating potential transactions that monetize non-core assets with the goal of generating sufficient funding to retain its Tier 1 assets.

The Company has and will continue to focus on cost cutting measures to preserve existing cash and become a more efficient exploration company. Some of these measures included the closure of the Australian operations, a reduction in overall workforce and the centralization of certain functions in an effort to streamline and remove any redundancies. The Company has established a “care and maintenance” budget that is focused on protecting the Company’s Tier 1 assets/exploration projects, and the large geological and target focused databases of the Company.

There can be no assurance that the Company will be successful in securing alternatives sources of financing and continue as a going concern into the future.

Master Strategic Alliance Agreement

In August 2006, Geoinformatics and Kennecott finalized and executed the MSAA under which Geoinformatics used its geo-science and technology platform (the “Geoinformatics Process”) to identify, evaluate and prioritize exploration drill targets over a minimum two-year period within a geographical region that covers parts of northern Mexico, the western United States and western Canada.  The full agreement can be viewed on SEDAR at www.sedar.com.

The Company agreed to expend a minimum of US$20 million over the two-year period to explore and drill at least 30 “targets” it developed, largely from its proprietary analysis of geologic data, a portion of which has been supplied by Kennecott. For its part, Kennecott agreed to transfer four “targets-of-merit” to Geoinformatics during the initial two-year term of the MSAA, with the Whistler, La Noria, Thunder and Stockton Projects being the designated properties. (See Exploration Projects below).  The Stockton Project was returned to Kennecott following the completion of a drilling program completed by the Company which did not produce significant exploration results.  Targets-of-merit have had some positive drill results, but have not met Kennecott’s internal corporate investment criteria.

Under the MSAA, Geoinformatics undertook exploration for deposits of base metals, precious metals and uranium of a size and quality to be of interest to Kennecott, which typically are world-scale deposits with long mine lives. Kennecott has the option to acquire and explore any identified target under the MSAA or to retain back-in rights in such targets as well as the targets-of-merit.  The standardized back-in right gives Kennecott the option to acquire either a 51% or 60% interest in any target drilled by Geoinformatics by making a payment to Geoinformatics and by funding 100% of the exploration expenditures to advance the project to a pre-feasibility study level or to a development decision, respectively. A back-in right on a specific property may only be exercised up to the completion of an order-of-magnitude study.  Those properties in which Kennecott does not exercise its back-in right, will continue to be owned by Geoinformatics with Kennecott retaining to a maximum of a 2% net smelter return royalty (“NSR”).

In December 2008, Kennecott confirmed that the Company had met its obligations under the MSAA. The Company decided not to extend the term of the MSAA but retains its interests in all target-of-merits properties received pursuant to the terms of the MSAA.  In addition, Kennecott convened title to the Whistler Project to the Company following the completion of the 2008 field season.

Exploration Projects

Whistler Project

On January 9, 2008, the Company announced an independent initial resource estimate on the Whistler and Main Zones at the Whistler Project compliant with NI 43-101 and CIM guidelines.  The report was compiled by SRK Consulting (Canada) Inc. (“SRK”) who were engaged in mid-2007 to complete a technical report with the mandate being extended to a resource estimation following the receipt of the 2007 exploration and drilling results.

NI 43-101 Mineral Resource Statement for the Whistler Gold Deposit, Alaska,

Prepared by SRK Consulting (Canada) Inc.

	Tonnage and Grades					Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 (g/t)	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Total Grade and Total Contained Metal gold-equivalent grade and ounces are based on 100% recovery, $550 per ounce gold, $8 per ounce silver and $1.50 per pound of copper.

During the summer of 2008, the Company completed an 11-hole and approximately 4,300 metres drilling campaign at the Whistler Project. The Company drilled 5 holes on the Whistler Zone itself and 6 holes on regional targets surrounding the Whistler Zone which had been identified by the Company. Upon completion of the 2008 field season, the Company has satisfied the acquisition conditions required to earn a 100% interest in the Whistler Project from Kennecott with Kennecott retaining a back-in right to acquire either a 51% or 60% interest in the project.

Assays results on the Whistler Zone included 727 metres grading 0.48 grams per tonne  (g/t) gold, 0.87 g/t silver and 0.14% copper which included 124 metres grading 1.50 g/t gold, 0.99 g/t silver and 0.29% copper. (See the Company’s press releases available at www.geoinformex.com dated September 3, 2008 and October 2, 2008).

Results from the regional targets include a discovery hole at the Raintree West Prospect with the first hole ever drilled on the prospect intersecting 160 metres grading 0.59 g/t gold, 6.02 g/t silver, 0.10% copper, 0.20% lead and 0.46% zinc including 24 metres grading 1.37 g/t gold, 6.32 g/t silver. 0.13% copper, 0.36% lead and 0.80% zinc. (See the Company’s press release dated November 4, 2008).

The Whistler Project is located 160 km. northwest of Anchorage, Alaska, and consists of 707 state mining claims and 25 state mining claims leased from an individual. The Whistler Project was conveyed to Geoinformatics under the target-of-merit provisions of the MSAA.  Kennecott retains a standardized back-in right or a 2% NSR.

The Whistler Project includes a regional exploration portfolio covering 440.5 sq. km. of State of Alaska mining claims and transferable option agreements encompassing the Whistler Zone and other identified targets.  Approximately 50 other promising regional porphyry style (bulk tonnage gold-copper) targets/prospects have been identified through field reconnaissance work which included an airborne magnetic survey, surface geochemistry and

IP geophysical surveys. In addition to the porphyry style targets, the Company has identified 7 individual high-grade gold prospects at the Muddy Creek Prospect.

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com.

Mexican Projects

La Noria Project

On July 9, 2008, the Company announced that it had strengthened its ownership position in the La Noria Project in Sinaloa, Mexico with Kennecott relinquishing its back-in right on La Noria and retaining a 2% net smelter returns royalty (“NSR”) as their only interest in the property.  The release of the Kennecott back-in right at La Noria gives Geoinformatics a 100% unencumbered interest in a large project subject only to an NSR.  Geoinformatics continues to evaluate a range of strategic alternatives to advance further exploration and development of this valuable property.

On February 13, 2008, the Company announced an independent NI 43-101 compliant mineral resource estimate on the Azulitas Prospect (“Azulitas”) on its La Noria Project. The mineral resource estimate was prepared by SRK and was based on all drilling on the prospect to-date.

Inferred Mineral Resource Statement for the Azulitas Copper-Silver-Gold-Molybdenum Deposit,

Prepared by SRK Consulting (Canada) Inc.

Quantity and Grades							Total Contained Metal
Tonnes (000s)	Copper Eq.(2) (%)	Copper (%)	Gold (g/t)	Silver (g/t)	Molybdenum (%)	MoS2 (3) (%)	Copper Eq.(2) (Mlbs)	Copper (Mlbs)	Molybdenum (Mlbs)	Gold (oz)	Silver (Moz)
5,630(1)	0.90	0.54	0.08	12.2	0.04	0.06	111.3	67.4	4.34	15,206	2.21

1. The Inferred Resource for copper-equivalent is calculated at a 0.30% copper-equivalent cut-off and includes all blocks from surface to a depth of approximately 220 metres.

2. Copper-equivalent estimated based on 75% recovery for gold and silver; 85% recovery for copper and molybdenum; $550 per ounce gold, $8 per ounce silver, $1.50 per pound of copper and $10 per pound of molybdenum (oxide).

3. Molybdenum sulphide (MoS2) is not an estimated field in the block model but is calculated by multiplying Mo% by 1.6681.

La Noria was the first “target-of-merit” transferred to Geoinformatics under the MSAA and is located approximately 60 km. northeast of the major port of Mazatlan, in the state of Sinaloa, Mexico. The property consists of three optioned claims and a surrounding exploration license covering 200 sq. km.

In addition to the Azulitas prospect, the Company has identified several other prospects on the property including:

➢

Los Laureles with numerous mineralized drill intersections including 107 metres grading 0.12% molybdenum (0.20% MoS2), 0.14% copper, 0.08g/t gold and 11.9g/t silver within a breccia zone with mapped extents over 750 metres by up to 180 metres wide.

➢

Mozulitas with two drill holes thus far confirming mineralization over a strike length of 75 metres with 57 metres grading 0.10% molybdenum including 12 metres grading 0.32% molybdenum.

➢

Amarillito with two drill holes thus far including 65 metres grading 0.31% copper and 11.60g/t silver.

The SRK technical report and NI 43-101 resource estimate statements on Azulitas are available on SEDAR at www.sedar.com.

Geoinformatics - Azure Option Agreement

In March 2008, Azure Minerals Limited completed a spending commitment of US$4.0 million to earn a 51% interest in 13 properties held by the Company in the state of Sonora.

In March 2008, Azure announced widespread zinc, silver and gold mineralization from drilling on the Los Chinos Project.  Azure also completed Phase 2 drilling on the Pozo de Nacho Project, which confirmed widespread molybdenum mineralization that was initially delineated in previous drilling.  The drill results included long intersections in three different drill holes of: 124.2 metres grading 0.05% MoS2, 183.7 metres grading 0.05% MoS2, and 138.9 metres grading 0.07% MoS2.  The molybdenite mineralized zone has now been interpreted over an area of 800 metres by 500 metres from surface to depths in excess of 300 metres and remains open in most directions.

Sonora, Mexico Exploration

During 2008, the Company staked claims in the La Palma, Santa Fe and El Tecolote areas in the Sonoran portion of the Southwest Porphyry Province. These targets were identified through a regional targeting exercise. Extensive surface copper-gold-silver anomalism was identified at La Palma and Santa Fe, which included several historic mineral occurrences on the El Tecolote claims including the El Tecolote mine – a former high-grade copper-silver producer.  On the La Palma property, surface rock-chip sampling identified an area 800 metres by up to 300 metres wide averaging 0.38% copper, 0.51 g/t gold, 2.3 g/t silver and 38 g/t molybdenum. On the Santa Fe property, surface rock-chip sampling identified an area 500 metres by 380 metres averaging 0.14% copper, 0.07g/t gold, 21.9 g/t silver and 55 g/t molybdenum.

The Company completed drilling on both the La Palma and Sante Fe claims during 2008.  The best results at La Palma were 156 metres grading 0.15% copper, 0.11 g/t gold, and 0.006% molybdenum, and at Santa Fe, 22 metres grading 0.022% molybdenum, 3 metres grading 3.53 g/t gold, 6 metres grading 0.062% molybdenum, and 15 metres grading 0.017% molybdenum.

The Company entered into an agreement with High Desert Gold Corporation (“HDG”) to explore on HDG’s Suaqui Grande Project. Geoinformatics conducted regional reconnaissance exploration which included the identification of a large copper anomaly. Geoinformatics drilled two diamond holes both of which failed to intersect significant mineralization and the Company withdrew from the option agreement. The Company still retains 100% of the Suaqui Verde claims which are located adjacent to the Suaqui Grande prospects and have extensive surface copper anomalism identified in soil sampling

British Columbia Projects

Redton Project

The Redton Project is located between the Kemess Mine (Northgate Minerals Corporation) and the Mount Milligan copper-gold porphyry deposit (Terrane Metals Corp.) in the Quesnel Trough in northern British Columbia. The project adjoins and is within 1,500 metres of the recent Kwanika discovery made by Serengeti Resources Inc. Geoinformatics has earned an 85% interest in the project by spending in excess of $4.75 million.

During 2008, the Company drilled a total of 8 diamond drill holes totaling 2,996 metres with all eight holes intersecting visible molybdenite (MoS2) mineralization at its Falcon Prospect (“Falcon”) which is part of the Redton Project.

Results from Falcon confirm a mineralized envelope of at least 440 metres by 475 metres which extends from surface to depths of at least 418 metres and is open in all directions. Assays results include 406 metres grading 0.060% MoS2 including higher grade intervals of 170 metres grading 0.083% MoS2 and 18.8 metres grading 0.104% MoS2; 418 metres  grading 0.055% MoS2 including higher grade intervals of 47 metres grading 0.077% MoS2 and 63 metres grading 0.110% MoS2; and 402 metres grading 0.064% MoS2 including higher grade intervals of 138 metres grading 0.079% MoS2 and 118 metres grading 0.095% MoS2.

Mesilinka Project

During 2008 Geoinformatics did not conduct any exploration work on its Mesilinka project in British Columbia.

Nevada Projects

During 2008, the Company did not conduct any on-ground exploration work on its Nevada projects. The Company has allowed claims to lapse at its South Ely Project. The Company’s Colorback Gold Project located 13km. north of the giant Pipeline deposit remains the Company’s many focus in Nevada.

The Company holds several US Bureau of Land Management (“BLM”) lode mining claims in the Colorback area. In 2008, a dispute arose with two other groups who hold BLM placer mining claims in the area and as a result the Company has subsequently agreed to relinquish approximately 50% of its lode claims to settle the dispute. Despite this relinquishment, the Company still retains valid lode claims covering the Discovery Zone and the Myers Hill prospects at Colorback.

Arizona & New Mexico Projects

The Company did not undertake any on ground exploration work on its Arizona and New Mexico projects during 2008. The Company allowed the Cactus Tail claims in Arizona to lapse but retains the San Juan and Rifleshot claims in New Mexico. Both the San Juan and Rifleshot claims contain copper-gold-silver targets that are untested by drilling.

Ontario Projects

Geoinformatics - Laurion Option Agreement

The Company entered into a joint venture agreement with Laurion Mineral Exploration Inc. (“Laurion”, listed on the TSX Venture Exchange) effective March 27, 2007, to explore for nickel-copper-platinum group elements in Ontario. The joint venture is funded by Laurion and managed by the Company. Among the joint venture projects, the Midlothian Project, located approximately 33 km. from Gowganda, Ontario, contains a deformed and serpentinized ultramafic body with anomalous rock chips of up to 0.3% nickel over a strike length of nearly 4 km.  The anomalous nickel at surface is coincident with magnetic, electromagnetic and IP geophysical anomalies.

Under the terms of a joint venture agreement, the Company received 2,000,000 common shares and 1,000,000 purchase share warrants of Laurion.  The warrants have an exercise price $0.10 and $0.115 per share and expire on August 31, 2009.  Laurion’s shares closed on the TSX Venture Exchange on December 31, 2008 at $0.02 per share.

For the year ended December 31, 2008, the Company recorded an unrealized loss under other comprehensive income, on the shares and purchase share warrants held in Laurion of $260,000 and $42,500, respectively, which was established based on the bid price of the Laurion shares of $0.02 per share as at December 31, 2008.

Geoinformatics managed a 3 drill hole program on the Midlothian Project, on behalf of Laurion, during  2008. The results from the first drill hole included 348.8 metres grading 0.26% nickel and 0.22% chrome with the nickel content increasing down-hole and the end-of-hole assay returning 0.30% nickel. The nickel metal revealed by the assay results is thought to be predominantly nickel contained in the lattice of silicate minerals and not nickel sulphide.

The Thunder Project

The Thunder Project consists of 11 Crown claim groups and two “option-to-purchase” agreements with private land holders in the Thunder Bay area of western Ontario. A third “option to purchase” agreement was allowed to lapse. The Thunder Project represents the second “target of merit” transferred to Geoinformatics under the MSAA.

During October 2008, the Company commenced a 4-hole, 1,200 metres, drill program focused on 4 regional targets all located within 40 kilometres of Thunder Bay and contained within the overall Thunder Project. Drilling did not intersect any significantly mineralized rocks.

Financial Results

Results of Operations

Net Loss

For the year ended December 31, 2008, the Company incurred a net loss of $ $16,260,741 (or $0.61 per share) on revenues of $897,315 compared with a net loss of $14,474,635 ($1.25 per share) on revenues of $1,358,045 for the year ended December 31, 2007.  The increased loss in 2008 was the result of a foreign exchange loss of $3,130,547 and higher financing fees associated with a convertible loan facility and bridge loan, both of which were repaid during the year, offset by lower exploration expenses.  The Company expenses all exploration expenditures.

For the three months ended December 31, 2008, the net loss was $5,131,640 (or $0.08 per share) compared to a net loss of $7,304,866 ($0.06 per share) for the same period in 2007.

Selected annual information derived from the Company’s financial statements for each of the three most recent completed financial years is set out below:

($ in thousands except for per share information)

	2008	2007	2006
Revenues	$ 897,315	$ 1,358,045	$ 1,728,740
Expenses	10,941,661	18,062,013	11,749,937
Other (income)/expenses	7,310,974	(700,342)	396,914
Loss from operations	10,044,346	16,703,968	10,021,197
Net loss	16,260,741	14,474,635	9,868,724
Loss per common share	$ 0.61	$ 1.25	$ 1.12
Total assets	2,645,343	9,655,372	7,777,380
Total long-term liabilities	-	16,914,189	9,082,066
Shareholders’ (deficit)/equity	2,004,272	(8,922,640)	(2,647,166)
Dividends paid	Nil	Nil	Nil

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Revenues	$ 542	$ 20	$ 249	$ 86	$ 246	$ 192	$ 791	$ 129
Loss from operations	(1,645)	(3,948)	(1,717)	(2,734)	(4,524)	(5,915)	(3,117)	(3,148)
Net loss	(5,132)	(5,924)	(2,718)	(2,487)	(7,305)	(3,044)	(2,107)	(2,019)
Loss per common share	$ (0.08)	$ (0.15)	$ (0.20)	$ (0.18)	$ (0.45)	$ (0.40)	$ (0.20)	$ (0.20)

Revenues

Revenues for the year ended December 31, 2008 totaled $897,315 compared with revenues of $1,358,045 for the same period in 2007.  The decrease is the result of the Company managing fewer exploration programs in 2008 than in 2007.  The Company does not anticipate incurring the same level of revenues going forward as it focusing its resources on the development of its own property portfolio.

For the three months ended December 31, 2008, revenues were $541,795 compared with $245,648 for the same period in 2007.

Costs and expenses

Salaries & employee benefits expense decreased to $1,615,644 for the year ended December 31, 2008 from $2,549,385 for the year ended December 31, 2007. The decrease is due to lower salaries from the Australian operations as employee levels were significantly reduced during 2008.

Selling, general and administrative expense for the year ended December 31, 2008 was $1,126,200 compared with $1,736,104 in 2007, a decrease of 35%. The decrease is due to lower general and administrative expenses, traveling expenses and communication costs in 2008 as the Company focused on cost cutting initiatives.

Consulting and outsourced services decreased from $971,895 in 2007 to $513,723 in 2008, due to lower legal expenses as the Company entered into fewer earn-in arrangements with strategic partners during 2008 than 2007.

Depreciation and amortization was $251,303 for the year ended December 31, 2008 and $211,426 for the year ended December 31, 2007. The slight increase is due to additional computer equipment and exploration equipment acquired in connection with Company’s Whistler Project.

Exploration expenditures were $7,364,238 in 2008 compared to $11,863,030 in 2007. The decrease is due to the winding down of the MSAA as the Company completed its exploration and financial obligations pursuant to the MSAA during 2008.  The Company completed exploration programs on its Whistler Project, Redton Project, Ontario projects and Mexican projects. (See Exploration Activities above).

The Company’s research and development (“R&D”) tax credit arose from the rebate of the R&D costs of Company’s subsidiary, Geoinformatics Australia. Australian tax regulations permit companies to claim R&D tax rebates to encourage companies to fund R&D.

The Company accounts for stock options using the fair-value method under which compensation expense for stock options granted is valued at the date-of-grant using the Black-Scholes valuation model and is recognized as stock-based compensation expense over the vesting period of the options. The Company recognized $76,461 for the year ended December 31, 2008 compared with $761,482 in the year ended December 31, 2007.

Financing expenses were $3,565,047 for year ended December 31, 2008 compared with $2,359,900 for the year ended December 31, 2007.  Financing expenses include $2,465,774 in accretion expense and $943,328 in interest both in connection with a convertible loan facility for the year ended December 31, 2008. Included in financing expenses for the year ended December 31, 2007 was an accretion expense of $1,157,426 and interest in the amount of $1,001,979 related to the convertible loan facility.  (See Related Party Transactions below).

Interest income was $24,702 and $381,149 for the years ended December 31, 2008 and 2007, respectively.

On July 7, 2007, the Company recorded a dilution gain of $1,646,124 in the statement of operations upon the successful listing of Clancy on the Australian Stock Exchange (“ASX”) on July 7, 2007. On the same date, Clancy closed its initial public offering (“IPO”) of 25,000,000 common shares at a price of Aud$0.20 per common share for gross proceeds of Aud$5,000,000. The Company did not participate in the public offering and as a result its ownership interest decreased from 100% to 47.7%.

The Company recorded a foreign exchange loss of $3,130,547 during the year ended December 31, 2008 in connection with the repayment of the convertible loan facility on October 17, 2008 which was denominated in US dollars. Included in the foreign exchange loss is an amount of $428,000 on a bridge loan which was drawn in US dollars due to the weakening of the Canadian dollars relative to the US dollar. (See Related Party Transactions below).

Capital and Liquidity

The Company’s cash and cash equivalents balance at December 31, 2008 was $762,560 compared to $2,725,422 at December 31, 2007. The Company had working capital of $652,131 at December 31, 2008 compared with $5,956,907 at December 31, 2007.  The decrease in working capital is attributable to the funding of exploration activities during the year.

On October 10, 2008, the Company closed a $5.5 million short-term bridge loan (the “Bridge Loan”) with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary, the full amount of the Bridge Loan.  The Company had drawn a total of US$2.5 million under the Bridge Loan as at October 10, 2008. GRP is the investment manager for a group of funds (collectively “GRF”) who owned approximately 17% of the outstanding common shares of the Company as at October 10, 2008.

Advances under the Bridge Loan bore interest at a rate equal to 12% per annum.  The Bridge Loan will mature on March 2, 2009, subject to GRP’s right to accelerate repayment in the event of a default under the Bridge Loan.  An event of default included the failure to obtain shareholder approval of the Company’s proposed private placement to GRP at the Company’s special meeting of shareholders held on Wednesday, October 15, 2008.  As security for the Bridge Loan, the Company pledged all of the shares of its direct material subsidiary.  Advances under the Bridge Loan were used by the Company to fund its exploration activities and for general working capital.

On October 20, 2008, the Company closed a private placement and used a portion of those proceeds to repay the US$2.5 million outstanding balance of the Bridge Loan. The Company incurred a total of $33,014 in interest charges during the term of the Bridge Loan which is included in its statement of operations. (See Related Party Transactions below).

For the years ended December 31, 2008 and 2007,  cash used in operating activities was $9,534,487 and $15,773,417, respectively. The decrease is due to lower expenses relating to salaries, selling, administrative and consulting services and exploration expenditures recorded in 2008.

Capital Activities

On December 22, 2008, the Company completed a 1 for 10 stock consolidation which had been approved at a special meeting of shareholders held on October 15, 2008.

On October 17, 2008, the Company completed a private placement with GRP raising gross proceeds of $29,328,000 by issuing 58,656,000 common shares at a price of $0.05 per common share. The proceeds from the financing were used to (i) repay the convertible loan facility in the amount of US$20 million held by GRP; (ii) repay US$2.5 million of advances under a bridge loan made by GRP; and (iii) for working capital purposes. Net cash proceeds received by the Company was $2,521,500.

The private placement was approved by the Company’s shareholders at the Company’s special meeting of shareholders held in Vancouver, British Columbia on October 15, 2008. Minority shareholders (which excluded GRP) voted 97% in favour of the transaction.

In addition, Geoinformatics has issued 3,197,721 common shares to GRF in satisfaction of the interest on the convertible loan facility for the period of January 1, 2008 to October 16, 2008.

Cash costs associated with the equity financing amounted to $172,421.

On March 30, 2008, the Company renounced the right to the deduction of exploration expenditures for income tax purposes in the amount of $3,486,230 in connection with the exercise of flow-through warrants in June, July and August 2007. The future income tax liability created by the renunciation amounted to $1,167,887 which has been charged to share issue costs.

As at April 27, 2009, there were (i) 75,705,829 common shares issued and outstanding, (ii) no warrants outstanding and (iii) stock options outstanding to purchase 5,795,925 common shares.

	Period ended		Year ended
	April 27, 2009		December 31, 2008
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	75,705,829	$ 50,048,042	13,459,681	$ 20,342,562
Issued upon equity financing	-	-	58,656,000	29,328,000
Issued in satisfaction of interest	-	-	3,535,248	1,440,335
Issued upon private placement	-	-	-	-
Issued upon exercise of stock options	-	-	54,900	102,675
Valuation of stock options exercised	-	-	-	70,191
Share issue costs	-	-	-	(1,235,721)

Balance – end of period	75,705,829	$ 50,048,042	75,705,829	$ 50,048,042

Related Party Transactions

(a)

Note Payable – Related Party

On October 10, 2008, the Company closed a $5.5 million short-term bridge loan (the “Bridge Loan”) with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary, the full amount of the Bridge Loan.  The Company had drawn a total of US$2.5 million under the Bridge Loan as at October 10, 2008. GRP is the investment manager for a group of funds (collectively “GRF”) who owned approximately 17% of the outstanding common shares of the Company as at October 10, 2008.

Advances under the Bridge Loan bear interest at a rate equal to 12% per annum.  The Bridge Loan will mature on March 2, 2009, subject to GRP’s right to accelerate repayment in the event of a default under the Bridge Loan.  An event of default included the failure to obtain shareholder approval of the Company’s proposed private placement to GRP at the Company’s special meeting of shareholders held on Wednesday, October 15, 2008.  As security for the Bridge Loan, the Company pledged all of the shares of its direct material subsidiary.  Advances under the Bridge Loan were used by the Company to fund its exploration activities and for general working capital.

On October 17, 2008, the Company closed a private placement and used a portion of those proceeds to repay the US$2.5 million outstanding balance of the Bridge Loan. The Company incurred a total of $33,014 in interest charges during the term of the Bridge Loan which is included in its statement of operations.

On May 30, 2006, the Company finalized a short-term loan facility with GRF, a related party, for $4.5 million (the “Loan”), which matured on September 7, 2006.  On August 29, 2006, the Company and GRF agreed to extend and increase the Loan to $10 million to fund the exploration programs and general working capital requirements of the Company to December 31, 2006, and to secure the Loan with the Company’s Great Basin properties. The extension to and increase of the Loan was intended to give the Company time to fulfill the conditions to the drawdown of the Facility, which included the completion of a $4 million equity financing by December 31, 2006. On November 22, 2006, the Company finalized security arrangements which provided for the security of the Loan and, subsequently, the Facility, with the Company’s Great Basin properties located in Nevada.

The Loan bore interest at a rate of 6% per annum, payable quarterly in arrears. The Loan matured and the principal amount became immediately due and payable (together with the unpaid accrued interest) upon the drawdown of the first tranche under the Facility which occurred on January 17, 2007.

On January 17, 2007, the Company satisfied the outstanding amount of $9,193,699 of the Loan (including accrued interest) with the proceeds from the initial drawdown of the Facility, as described above. This amount included $168,699 in accrued interest and $25,000 in legal fees.

(b)

ZED Financial Partners (“ZED”)

ZED is a financial advisory firm which provided certain services to the Company and a former director of the Company is a principal of ZED. The Company engaged ZED, commencing April 1, 2006, on a monthly retainer of $13,000 which was terminated October 31, 2007.

During the year ended December 31, 2008, no amounts were paid to ZED (2007 - $130,000).

(c) Fractal Technologies Pty Ltd. (“Fractal”)

Fractal is a wholly-owned subsidiary of Fractal Holdings Pty Ltd., which held a 15.6% interest in Geoinformatics up until June 30, 2007. On June 30, 2007, Fractal Holdings Pty Ltd. distributed its holding of 20 million Geoinformatics common shares to its two shareholders pursuant to a corporate reorganization.  The shares were transferred equally to Geocrust Pty Ltd., a corporation controlled by Geoinformatics’ previous Chief Executive Officer and his spouse, and Geo Holdings (IIF) Pty Ltd., a corporation controlled by Foundation IIF Partnership, an Australian venture capital fund.

Fractal is a developer of database software which licenses its commercial software to mining and resource industry users. Geoinformatics entered into a software licensing agreement with Fractal in 2002, under which Geoinformatics is charged a monthly licensing fee of AUD$3,500 by Fractal for use of its software.

During the year ended December 31, 2008, the Company did not have any transactions with Fractal, other than the payment of the monthly licensing fee, which is no longer considered a related party transaction.

(d) Accounts payable –related party

Included in accounts payable- related party is an amount of $225,000 (2007 - $497,008) representing the severance payment due to an officer upon a change of control of the Company. In 2007, the amount represented interest accrued on the convertible loan facility.

(e) Convertible loan facility

On February 12, 2006, the Company entered into a binding letter agreement with Geologic Resource Fund LP (“GRF”) in which GRF agreed to make available to Geoinformatics a US$20 million unsecured convertible loan facility (the “Facility”) in two tranches, subject to certain terms and conditions. GRF owned a 84.9% interest in Geoinformatics as at December 31, 2008 (2007 – 15.4%).

On August 29, 2006, the Company and GRF executed formal loan documentation amending and implementing the February letter agreement, pursuant to which GRF made the Facility available to Geoinformatics, on a secured basis, the proceeds of which were used to fund the Company’s commitments under the MSAA with Kennecott and for working capital.

On January 17, 2007, the Company completed the initial drawdown of US$10 million (Cdn$11,746,000) under the Facility and, on April 3, 2007, the Company completed the second drawdown of US$10 million (Cdn$11,573,000).  Advances under the Facility bear interest at 5% per annum payable semi-annually and can be converted into common shares of Geoinformatics at the option of GRF at a conversion rate of $0.25 per share until August 28, 2008 and thereafter at a conversion rate of $0.275 per share.  The Facility will mature on August 28, 2009.

The Chief Investment Officer of GRF is a member of the Board of Directors of the Company.

Geoinformatics paid a commitment fee of 5% per annum in respect of the funds available under the second tranche of the Facility from August 29, 2006 until it was drawn upon on April 3, 2007.  Geoinformatics has the option of paying both interest and the commitment fee on the Facility in either cash or shares with the effective issue price of the shares equal to the average closing price of the Company’s shares for the 20 trading days ending 5 business days prior to such payment date.

On January 16, 2007, Geoinformatics issued 1,196,365 common shares at a price of $0.167 to GRF in satisfaction of a commitment fee of $199,793 for the period August 29, 2006 to December 31, 2006.  On August 2, 2007, Geoinformatics issued 2,176,596 common shares at a price of $0.232 to GRF in satisfaction of (i) the commitment fee of $134,270 from January 1, 2007 to the drawdown of the second tranche and (ii) interest of $370,701 for the period January 17, 2007 to June 30, 2007.

On January 16, 2007 and April 3, 2007, the dates of the drawdowns of the first and second tranches, respectively, the gross proceeds of US$10 million (Cdn$11,746,000) and US$10 million (Cdn$11,573,000) were allocated to the relative fair values of the loan (US$8,141,300 and US$7,981,192) and the holder’s option to convert the principal balance into common shares (US$1,858,700 and US$2,018,808) (the “Conversion Option”).  The US$16,122,492 (Cdn$16,876,642) fair value of the loan is classified as a liability, while the US$3,877,508 (Cdn$4,523,973) allocated to the Conversion Option is classified as a separate component within shareholders’ equity.

Over their three year term, the loans are accreted to their face value through a periodic charge to accretion expense with a corresponding credit to the liability component. The accretion expense is based on the effective interest rate method.

On January 28, 2008, the Company issued 337,527 common shares at a price of $0.147 to GRF in satisfaction of accrued interest in the amount of $497,008 for the period July 1, 2007 to December 31, 2007 which was included in accounts payable – related party at December 31, 2007.

For the year ended December 31, 2008, the Company recorded accretion expense of $2,465,774 (2007 - $1,157,426) related to the loans, which is included in financing expense.

On October 20, 2008, the Company closed an equity financing and used a portion of the proceeds to repay the outstanding balance of US$20 million under the convertible loan facility. The Company recorded a settlement gain of $279,859 upon repayment and a realized foreign exchange loss of $2,885,734. In addition, Geoinformatics issued 3,197,721 common shares to GRF in satisfaction of the interest of $943,328 on the convertible loan facility for the period of January 1, 2008 to October 16, 2008.

Contractual Obligations

Geoinformatics has future obligations under various contracts relating to operating lease, capital leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at December 31, 2008:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 75,747	$ 66,649	$ 9,098	$ -	$ -
Exploration expenditures	775,509	775,509	-		-
Total contractual obligations	$ 851,256	$ 842,158	$ 9,098	$ -	$ -

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Geoinformatics’ sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Geoinformatics’ business may be adversely affected by the inability of Geoinformatics or those companies with which Geoinformatics forms exploration alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Geoinformatics, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Geoinformatics and the level of their financial commitment. Similarly, the ability of Geoinformatics to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration and geo-science technology companies, including those with greater financial resources than Geoinformatics, could adopt or may have adopted the business strategies of Geoinformatics and thereby compete directly with Geoinformatics, or may seek to acquire and develop mineral claims in areas targeted by Geoinformatics. While the risk of direct competition may be mitigated by Geoinformatics’ experience and technological capabilities, there can be no assurance that competition will not increase or that Geoinformatics will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Geoinformatics also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Geoinformatics, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Geoinformatics for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Geoinformatics’ policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Geoinformatics are required to act honestly, in good faith with a view to the best interests of Geoinformatics.

Adoption of New Accounting Policies

(a) Capital Disclosures

Effective January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures. This standard requires disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The disclosures required by adoption of this section are presented in Note 14 to the Company’s audited financial statements.

(b) Financial Instruments – Disclosure and Presentation

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments – Disclosure (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”). The objective of Section 3862 is to provide financial statement disclosure to enable financial statement users to evaluate the significance of financial instruments on the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date, and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The disclosures required by adoption of these sections are presented in Note 8 to the Company’s audited financial statements.

(c) Inventories

Effective January 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories. This section requires that inventory be recorded at the lower of cost or net realizable value. This section also clarifies that the allocation of fixed production overhead requires the consistent use of either first-in, first-out or the weighted average method to measure inventory, and requires that any previous write-downs be reversed when the value of the inventory increases. The amount of the reversal is limited to the amount of the original write-down.

As at January 1, 2008, the adoption of this standard has had no effect on the Company’s results of operation, cash flows or financial position.

(d) International financial reporting standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

During the first half of 2009, the Company plans on assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS. A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas will be reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.

The Company continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion.

Recent Canadian accounting pronouncements

(e) Goodwill and intangible assets

The CICA has issued Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062 – “Goodwill and Intangible Assets” (“Section 3064”).  The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009.

The Company is currently assessing the impact of Section 3064 on its consolidated financial statements.

(f) Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted.

If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

(Signed) “R Moore”

(Signed) “P Decher”

Rosie Moore

Petra Decher

Chief Executive Officer

Chief Financial Officer

Consolidated Financial Statements

Geoinformatics Exploration Inc.

For the years ended December 31, 2007 and 2006

(Expressed in Canadian dollars)

Geoinformatics Exploration Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgements. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Geoinformatics maintains adequate systems of internal accounting and administrative controls, consistent with reasonable costs. Such systems are designed to provide reasonable assurance that the Company’s assets are appropriately accounted for and adequately safeguarded, and that financial information is relevant and reliable.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management’s discussion and analysis of financial results.

The Audit Committee is composed of three non-management, independent directors and meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that all parties are properly discharging their responsibilities. The Audit Committee also reviews the consolidated financial statements, the management’s discussion and analysis of financial results, the independent auditor’s report and examines and approves the fees and expenses for audit services and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited, on behalf of the shareholders, by the Company’s independent auditors, Ernst and Young LLP, in accordance with Canadian generally accepted auditing standards. Ernst and Young LLP have full and free access to the Audit Committee.

(Signed) “Petra Decher”

Petra Decher

President and Chief Financial Officer

April 30, 2008

AUDITORS’ REPORT

To the Shareholders of

Geoinformatics Exploration Inc.

We have audited the consolidated balance sheets of Geoinformatics Exploration Inc. (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) “Ernst & Young LLP”

Toronto, Canada,

Chartered Accountants

April 23, 2008.

Licensed Public Accountants

Geoinformatics Exploration Inc.

Consolidated Balance Sheets

(expressed in Canadian dollars)

As at December 31,		2007	2006 As restated (Note 2)
Assets
Current assets
Cash and cash equivalents		$ 2,725,422	$ 1,729,899
Restricted cash	(Note 5)	2,660,227	4,297,808
Accounts receivable		316,311	269,578
Other receivables		511,931	356,356
Marketable securities	(Note 6)	784,725	438,213
Prepaid expenses and deposits		622,114	153,981
Total current assets		7,620,730	7,245,835

Equity investment	(Note 7)	1,681,928	-
Property, plant & equipment, net	(Note 8)	339,138	513,444
Other		13,576	18,101

Total Assets		$ 9,655,372	$ 7,777,380

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		$ 672,649	$ 427,434
Accounts payable – related party	(Note 11)	497,008	342,986
Accrued liabilities		475,938	448,399
Deferred revenue		-	89,673
Current portion of capital lease obligations	(Note 12)	18,228	33,988
Total current liabilities		1,663,823	1,342,480

Long Term Liabilities
Note payable – related party	(Note 10(b))	-	9,000,000
Convertible Facility – related party	(Note 11)	16,876,642	-
Accrued liabilities		37,547	62,751
Capital lease obligations	(Note 12)	-	19,315
Total long term liabilities		16,914,189	9,082,066

Total liabilities		18,578,012	10,424,546
Commitments and contingency	(Note 15)
Shareholders’ Deficiency
Share capital	(Note 13(a))	20,342,562	17,751,886
Equity component of convertible facility	(Note 11)	4,523,973	-
Share purchase warrants	(Note 13(b))	-	499,908
Stock options	(Note 13(c))	1,420,024	1,076,406
Contributed surplus	(Note 13(d))	1,863,902	963,895
Accumulated other comprehensive income		240,140	(100,655)
Accumulated deficit		(37,313,241)	(22,838,606)
Total shareholders’ deficiency		(8,922,640)	(2,647,166)

Total Liabilities and Shareholders’ Deficiency		$ 9,655,372	$ 7,777,380

See the accompanying notes to the financial statements.

On behalf of the Board:

(Signed) “Kevin L. Snook”

(Signed) “Nicholas Archibald”

Kevin L. Snook

Nicholas Archibald

Chairman

Director

Geoinformatics Exploration Inc.

Consolidated Statements of Operations and Comprehensive Loss and Deficit

(expressed in Canadian dollars)

For the years ended December 31,

		2007	2006
			As restated (Note 2)
Revenues		$ 1,358,045	$ 1,728,740

Expenses
Salaries and employee benefits expense		2,549,385	2,557,338
Selling, general and administrative expense		1,692,035	2,233,320
Consulting and outsourced services		971,895	1,488,474
Depreciation and amortization		211,426	208,810
Technology licensing fees		44,069	33,751
Exploration expenditures		11,863,030	4,834,206
Research and development tax credit		(31,309)	(50,797)
Stock-based compensation expense	(Note 13(c))	761,482	444,835
		18,062,013	11,749,937
Operating loss before the following:		(16,703,968)	(10,021,197)
Financing expense	(Note 11)	2,359,900	354,222
Interest income		(381,149)	(33,038)
Gain on sale of investment		(112,619)	-
Dilution gain	(Note 7)	(1,646,124)	-
Equity loss in investment	(Note 7)	217,161	-
Foreign exchange gain/(loss)		(1,137,511)	75,730
		(700,342)	396,914
Net loss before income taxes		(16,003,626)	(10,418,111)
Recovery of income taxes	(Note 14)	(1,528,991)	(549,387)
Net loss		$ (14,474,635)	$ (9,868,724)

Unrealized foreign exchange loss on available-for-sale investment		(18,538)	-
Net change in unrealized gains on available-for-sale investments, net of taxes of $96,014		359,333	-
Comprehensive loss		$ (14,133,840)	$ (9,868,724)

Basic and diluted loss per share		$ (0.13)	$ (0.11)
Basic and diluted weighted average number of shares outstanding during the year		115,782,276	90,997,402

See the accompanying notes to the financial statements.

Geoinformatics Exploration Inc.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the years ended December 31,

	2007	2006
		As restated (Note 2)
OPERATING ACTIVITIES
Net loss	$ (14,474,635)	$ (9,868,724)
Add items not involving cash and cash equivalents:
Recovery of income taxes	(1,528,991)	(549,387)
Financing expense	1,157,426	-
Equity loss in investment	217,161	-
Dilution gain	(1,646,124)	-
Gain on disposal of asset	(112,619)	-
Depreciation and amortization	211,426	208,810
Stock-based compensation expense	761,482	444,835
	(15,414,874)	(9,764,466)
Net change in non-cash working capital balances related to operations:
Accounts and other receivables	(202,308)	(89,115)
Prepaid expenses	(468,133)	(69,176)
Accounts payable and accrued liabilities	401,571	276,281
Deferred charges	(89,673)	(300,545)
Cash and cash equivalents used in operating activities	(15,773,417)	(9,947,021)
INVESTING ACTIVITES
Restricted cash	1,637,581	(1,258,190)
Purchase of marketable securities	(59,403)	(388,463)
Purchase of property, plant and equipment	(32,595)	(217,472)
Cash and cash equivalents provided by/(used in) investing activities	1,545,583	(1,864,125)
FINANCING ACTIVITIES
Proceeds from issuance of shares	3,503,381	4,272,808
Proceeds from sale of marketable securities	59,879	-
Proceeds from/(repayment of) note payable	(9,000,000)	9,000,000
Proceeds from convertible loan facility	23,319,000	-
Payment of share issuance costs	(91,896)	(328,651)
Repayment of capital lease obligations	(35,075)	(23,002)
Cash and cash equivalents provided by financing activities	17,755,289	12,921,155
Effects of foreign currency translation on cash and cash equivalents	(2,531,932)	-
Net increase/(decrease) in cash and cash equivalents during the year	$ 995,523	$ 1,110,009
Cash and cash equivalents, beginning of the year	$ 1,729,899	$ 619,890
Cash and cash equivalents, end of year	$ 2,725,422	$ 1,729,899

Supplementary Cash-flow Information
Interest paid	$ 911,434	$ 354,221
Income taxes paid	54,253	-

See the accompanying notes to the financial statements

1

Geoinformatics Exploration Inc.

Statement of Shareholders’ Deficit & Accumulated Other Comprehensive Income

December 31, 2007

For the years ended December 31,

	2007	2006 As restated (Note 2)
Share capital
Balance, beginning of year	$ 17,751,886	$ 14,417,297
Issued upon equity financing – flow-through	-	4,272,808
Issued in satisfaction of commitment fee and interest	704,764	-
Issued upon exercise of warrants – flow-through	3,486,231	-
Issued upon exercise of stock options	17,150	-
Valuation attributable to stock options exercised	17,764	-
Share issue costs	(1,635,233)	(938,219)
Balance, end of year	$ 20,342,562	$ 17,751,886
Contributed surplus
Balance, beginning of year	$ 963,895	$ 757,450
Ascribed value of expired stock options	361,320	84,560
Ascribed value of forfeited stock options	34,755	50,082
Ascribed value of expired warrants	499,908	71,803
Balance, end of year	$ 1,859,878	$ 963,895
Deficit
Balance, beginning of year	$ 22,838,606	$ 12,969,882
Net loss for the year	14,474,635	9,868,724
Balance, end of year	$ 37,313,241	$ 22,838,606

Accumulated other comprehensive income
Balance, beginning of year	$ (100,655)	$ -
Change in currency translation adjustment	-	(100,655)
Unrealized foreign exchange loss on available-for-sale investment	(18,538)	-
Net change in unrealized gains on available-for-sale investments, net of taxes of $96,014	359,333	-
Balance, end of year	$ 240,140	$ (100,655)

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Geoinformatics Exploration Inc. (“Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Company”) is a global resources company which has developed a unique and innovative approach to mineral exploration. The Company’s team of geoscientists and technical experts has created a scientific and technology platform (the “Geoinformatics Process”) which integrates data aggregation, data mining and processing and three-dimensional modeling to identify and prioritize exploration drill targets. The Geoinformatics Process has been designed to assist in understanding and quantifying risk at a much earlier stage of the exploration cycle than has traditionally been available. The Company’s objective has been to bring a faster, less expensive and more reliable analytical methodology to mining exploration.

The Company is in its development stage and it is in the process of exploring its mineral properties and as such, has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of exploration and the Company’s business strategy, the Company expenses all exploration expenditures when incurred.  To date, the Company has raised funds to explore its mineral properties principally through the issuance of its shares and through a convertible loan facility (See Note 11 – Convertible Loan Facility).  In 2008, the Company will likely be required to raise funds through the issuance of further shares in order to meet all of its conditional and committed exploration expenditures as outlined in Note 15 – Commitments and Contingency.

Geoinformatics’ subsidiaries and their respective jurisdictions consist of the following;

	Year of incorporation/ acquisition	% Ownership	Jurisdiction
2012860 Ontario Limited (formerly Geoinformatics Explorations Limited)	2002	100%	Canada
Geoinformatics Exploration Canada Inc.	2005	100%	Canada
Minera Geoinformatica S.A de C.V.	2004	100%	Mexico
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Geoinformatics Exploration Australia Pty Ltd	2002	100%	Australia
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA

Geoinformatics was incorporated on March 21, 1980, under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued to the Yukon Territory from the Province of British Columbia.

The Company’s overall objective is to provide high-quality advanced exploration projects to the mining industry from the exploration and development of its own proprietary portfolio. In 2006, the Company focused its resources on the exploration of its property portfolio and on adding to its land holdings under an agreement with Kennecott Exploration Company (“Kennecott”).

In August 2006, Geoinformatics and Kennecott finalized and executed the Master Strategic Alliance Agreement (the “MSAA”) under which Geoinformatics uses Geoinformatics Process to identify, evaluate and prioritize exploration drill targets over a minimum two-year period within a geographical region that covers parts of northern Mexico, the western United States and Canada. The Company agreed to spend a minimum of US$20 million (See Note 15 – Commitments and Contingency) over the two-year period to explore and drill at least 30 “targets” developed by Geoinformatics, largely from its proprietary analysis of regional geological data, a portion of which has been supplied by Kennecott. Kennecott has transferred four “targets-of-merit” to Geoinformatics during the initial two-year term of the MSAA. Targets-of-merit have had some positive drilling results but have not met Kennecott’s internal corporate investment criteria.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Under the MSAA, Geoinformatics undertook the exploration for deposits of base metals, precious metals and uranium of a size and quality to be of interest to Kennecott, which are typically world-scale deposits with long mine lives. Kennecott has the option to acquire and explore any identified target under the MSAA or to retain back-in rights in such targets as well as the targets-of-merit.  The standardized back-in right gives Kennecott the option to acquire either a 51% or 60% interest in any target drilled by Geoinformatics by making a payment to Geoinformatics and funding 100% of the exploration expenditures to advance the project to either a pre-feasibility study level or a development decision, respectively. A back-in right on a specific property may only be exercised up to the completion of an order of magnitude study.  Those properties in which Kennecott does not exercise its back-in right, will continue to be owned by Geoinformatics with Kennecott holding a maximum 2% net smelter return royalty (“NSR”).

The MSAA has an effective date of March 1, 2006, and an initial term of two years, which ended on February 29, 2008, which can be extended by three years at Geoinformatics’ option subject to certain conditions (See Note 17 – Subsequent Events).

These consolidated financial statements have been prepared on the basis that Geoinformatics is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. During the years ended December 31, 2007 and 2006, the Company used $15,773,417 and $9,947,021 in cash, respectively, in operating activities and has estimated conditional exploration commitments for 2008 of $2.5 million (See Note 2 – Correction of an Accounting Error and Note 15 – Commitments and Contingency).

Geoinformatics' ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing in 2008 to successfully advance the exploration and development of properties in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and other assets such as royalty rights and equity interests. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2. CORRECTION OF AN ACCOUNTING ERROR

In 2006, Geoinformatics acquired 1,000,000 common shares and 1,500,000 stock options in African Consolidated Resources plc (“ACR”), an Alternative Investment Market (“AIM”) listed company, pursuant to a letter agreement dated February 8, 2006, between ACR and the Company. Under the terms of the letter agreement, the Company provided consulting services in exchange for £70,000 (Cdn$148,133) which was paid through the issuance of 1,000,000 shares and 1,500,000 stock options of ACR following the successful listing of ACR onto the AIM, which occurred on June 30, 2006.  The stock options have an exercise price of £0.07 per share, were escrowed until April 20, 2007, and expire on March 31, 2009.

In 2006, the Company recorded the costs associated with the delivery of the consulting services but did not record the 1,000,000 ACR shares, the 1,500,000 stock options or the income attributable to such shares and options.  The stock options were valued at their intrinsic value at June 30, 2006 2006, the date ACR began trading on the AIM, and resulted in a value of £0.05 per stock option (Cdn$0.10307).

The 2006 comparative amounts have been restated to reflect the correction of this error and previously identified errors which were not initially corrected in the respective periods based on materiality which results in a restated net loss and accumulated deficit in 2006 of $9,868,724 and $22,838,606, respectively, total assets of $7,777,380 and total liabilities of $10,424,546. Net cash flows used in operating activities was restated to $9,947,021. There was no impact to the earnings per share in connection with the correction of this error.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies followed by the Company are summarized below:

Principles of consolidation

The consolidated financial statements include the accounts of Geoinformatics and its wholly-owned subsidiaries, as described in Note 1. All significant inter-company transactions and balances have been eliminated on consolidation.

Translation of foreign currencies

The functional currency of the Company is the Canadian dollar. The Company and its subsidiaries operate in Canada, the United States, Mexico, and Australia.

Financial statements of the Company's integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in a foreign currency are translated at current foreign exchange rates with the resultant gains or losses included in income, while non-monetary items are translated at historical exchange rates.  Revenue and expenses are translated using exchange rates approximating those in effect when the transactions occur, and depreciation and amortization are translated at the same exchange rates as the assets to which they relate.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, investments for potential impairment, determining amortization rates, estimating future income tax assets and liabilities, estimating asset retirement obligations, estimating long-term leave benefits accruing to employees and determining the value of stock based compensation. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid market instruments with maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash on hand to be spent on qualifying Canadian exploration expenditures in connection with the issuance of flow-through shares.

Marketable securities

Marketable securities consist of investments in common shares of publicly listed companies that are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Accumulated Other Comprehensive Income (“AOCI”) until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Equity investments

Investments in shares of incorporated companies, in which the Company’s ownership is greater than 20% but no more than 50% and significant influence is present, are accounted for by the equity method.  Such investments are written down to recognize any loss in value that is other than a temporary decline at the time such loss is determined to have occurred.

Property, plant & equipment

Property, plant & equipment are recorded at historical cost.  Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	2 to 5 years
Computer software	2 to 3 years
Automobiles	5 years
Furniture and fixtures	5 to 15 years
Plant and equipment	5 to 15 years
Leasehold improvements	term of lease
Capital lease	based on the class of asset.

Other assets

Other assets consist of incorporation expenses, which are amortized on a straight-line basis over 5 years.

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environment remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2007 and 2006, the Company did not have any asset retirement obligations.

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow-through shares pursuant to which the Company renounces the right to claim the exploration expenditures for tax purposes in an amount equal to the gross proceeds of the flow-through share issue and the tax deductibility of the exploration expenditures is effectively transferred to the investors.  (See Note 13(a) - Share Capital and Note 14 - Income Taxes).

The Company is required to use the gross proceeds of flow-through share issues on eligible Canadian exploration expenditures generally prior to the end of the calendar year following the year in which the shares were issued.  Proceeds received from such issuance have been credited to capital stock and the related exploration expenditures are expensed as incurred.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

The Company records the cost of the foregone tax benefits as a cost of issuing the flow-through shares to the investors when the flow-through share expenditures are renounced.  When the Company has loss carry-forwards and/or deductible temporary differences that it has not recognized in previous years, the Company reverses the valuation allowance against that portion of its unrecognized future tax assets as a recovery of income taxes in the consolidated statements of operations and deficit.

Revenue recognition

Revenue is recognized as services are performed and client-reimbursable expenses incurred in respect of each client project. Services performed can take the form of project management and execution, interventions or other management services or any combination thereof.

In addition to the revenue earned for client services performed, Geoinformatics may become entitled to future revenue streams, under contracts with its clients deriving from:

•

net smelter royalties once mining production has commenced or the sale of the rights to these royalties;

•

free-carried or joint venture interests in projects that become producing mines or the sale of such free-carried or joint venture interests; and

•

direct equity interests in mining operations or operating companies or the sale of such interests in mineral properties or share interests in operating companies.

Revenue is not recognized in respect of these future potential revenue streams until Geoinformatics can reasonably estimate the related amounts.

Exploration expenditures

Exploration expenditures are considered to be speculative in nature at the present time and Geoinformatics expenses these costs as incurred.

Convertible Facility

The amount recorded as convertible facility includes the present value of the future interest and principal amounts of the convertible facility.  The amount will be accreted to the face value of the convertible facility over the term to maturity through periodic charges to income.

The value of the holder’s option to convert the facility into common shares is recorded as equity component of convertible facility.  The holder’s conversion option is valued using the residual approach.

Stock-based compensation

The Company has a stock option plan which is used to compensate directors, officers and employees of the Company, and consultants to the Company and which is described in Note 13(c) – Share Capital.

The fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Compensation expense for stock options granted is measured at fair value at the grant date using the Black-Scholes valuation model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for based on an estimated forfeiture rate.

Any consideration paid upon the exercise of stock options or purchase of shares is credited to share capital.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Income taxes

Geoinformatics uses the liability method of accounting for income taxes.  Under this method, current income taxes are recorded as the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recorded for (i) temporary differences between the tax and accounting bases for assets and liabilities and (ii) the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not, in the view of management, to be realized using the substantively enacted rate and laws that will be in effect when the differences are expected to reverse.

Loss per common share

Basic loss per common share is computed by dividing net loss for the period by the weighted average number of common shares outstanding in each respective period.  Diluted loss per share reflects the potential dilution of other issued securities by adding common stock equivalents in the weighted average number of common shares outstanding during the period, if dilutive, and is calculated using the treasury stock method.

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the basis of presentation for 2007.

4. ACCOUNTING CHANGES AND FUTURE DEVELOPMENTS

Financial instruments

Geoinformatics' financial instruments consist of cash, restricted cash, term deposits, accounts receivable, investments, accounts payable and accrued liabilities, notes payable and capital lease obligations.  Unless otherwise noted, it is management's opinion that Geoinformatics is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Accounting changes

On January 1, 2007, the Company adopted prospectively CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3865, Hedges.

(i) Financial Instruments

Under the new standards, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held-for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives not closely related to host contracts, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

(ii) Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Company includes unrealized gains and losses on available-for-sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the statement of expenditures and deficit and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a new category in shareholders' equity.

(iii) Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. As at December 31, 2007 and during the year ended December 31, 2007, the Company had no hedges.

(iv) Impact of Adoption

On adoption of the new standards, the Company classified its cash and cash equivalents and restricted cash as “held for trading”, its accounts receivable and other receivables as “accounts receivable”, its marketable securities as “available-for-sale” and its accounts payable, accrued liabilities and deferred revenue as “other” financial liabilities.

Impact on financial statements

As at January 1, 2007, marketable securities were adjusted to their fair value of $646,599 with the unrealized gain of $175,543, net of recoverable taxes of $63,811, being recorded in accumulated other comprehensive income.

Accounting developments

CICA Section 1535, Capital Disclosures, requires that an entity disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically January 1, 2008, for the Company.

This standard will result in additional note disclosure but will have no effect on the Company’s results of operations, cash flows or financial position.

CICA Section 3031, Inventories, relates to the accounting for inventories and prescribes the basis of accounting for inventories, the methodologies used to assign costs to inventories, and related financial statement disclosures. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and will be effective for the Company as of this date.

At January 1, 2008, the adoption of this accounting standard will have no effect on the Company’s results of operations, cash flows or financial position.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

CICA Sections 3862 - Financial Instruments Disclosure – and 3863 - Financial Instruments Presentation - replace CICA Section 3861 -- Financial Instruments - Disclosure and Presentation, revising the disclosure requirements of Section 3861 while carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically January 1, 2008, for the Company.

This standard will result in additional note disclosure but will have no effect on the Company’s results of operations, cash flows, or financial position.

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs [EIC-166]. This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective September 30, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has chosen to expense all transaction costs are they are incurred and has evaluated the impact of EIC-166 and determined that no adjustments are currently required as the Company did not incur any transaction costs.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

5. RESTRICTED CASH

Restricted cash of $2,660,227 (2006 - $4,297,808) represents funds received from the issuance of flow-through shares (See Note 13(a) – Share Capital) which the Company is obligated to spend on qualifying Canadian exploration (“CEE”) by December 31, 2008 and amounts representing reclamation bonds.

As at December 31, 2007, the Company has expended $5,161,483 in CEE in respect of the issuance of $7,759,039 of flow-through shares, leaving a balance of $2,597,556 to be spent during 2008.

6. MARKETABLE SECURITIES

Available-for-sale financial instruments

	Number of shares	Amount
Balance, January 1, 2007	3,400,000	$ 438,213
Addition – Laurion shares	2,000,000	220,000
Addition – Laurion warrants	1,000,000	-
Disposal – Bass Metal shares	(900,000)	(135,475)
Unrealized gain - Laurion shares	-	80,000
Unrealized gain – Laurion warrants	-	42,500
Unrealized gain – ACR shares	-	114,164
Unrealized gain – ACR stock options	-	25,323
Balance, December 31, 2007	5,500,000	$ 784,725

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

The components of available-for-sale financial instruments are:

	Number	Cost	Fair value adjustment	Amount
African Consolidated Resources plc	2,500,000	$ 302,738	$ 139,487	$ 442,225
Laurion Minerals Exploration Inc.	3,000,000	220,000	122,500	342,500
Balance, December 31, 2007	5,500,000	$ 522,738	$ 261,987	$ 784,725

(a)

Laurion Minerals Exploration Inc.

In March 2007, the Company and Laurion Minerals Exploration Inc. (“Laurion”) entered into a strategic alliance agreement whereby the Company is providing geological analysis and project management services in exchange for a combination of cash, shares and share purchase warrants in Laurion.

On August 31, 2007, the Company received 2,000,000 shares and 1,000,000 warrants in Laurion in connection with the alliance agreement which the Company recorded as revenue in the amount of $220,000. The warrants have exercise prices of $0.10 per share and $0.115 per share, expire on August 31, 2009 with both the shares and the warrants subject to a four-month hold provision.

For the year ended December 31, 2007, the Company recorded an unrealized gain under other comprehensive income, on the shares and purchase share warrants held in Laurion of $80,000 and $42,500, respectively, which was established based on the bid price of Laurion shares of $0.15 per share at December 31, 2007.

(b)

African Consolidated Resources plc.

In February 2006, the Company entered into a letter agreement with ACR in February 2006 in which the Company provided consulting services in exchange for shares and purchase share warrants in ACR (See Note 2 – Correction of an Error).

The unrealized gain of $139,487 for the year ended December 31, 2007, is reported under other comprehensive income and was established based on the bid price of ₤13.12 per share as at December 31, 2007 and an exchange rate of Cdn$1.00:£1.90.

7. EQUITY INVESTMENT

As at December 31, 2007, the Company owns 22,805,506 ordinary shares of Clancy Exploration Limited (“Clancy”) (December 31, 2006 – 120,000), of which 21,355,506 are held in escrow until July 11, 2009.

On March 9, 2007, Clancy completed a stock split of 100:1, resulting in the Company owning 12,000,000 shares in Clancy, representing 100% of the outstanding shares.  On March 7, 2007 and May 8, 2007, Clancy issued 2,600,000 and 800,000 shares, respectively, to Clancy’s then-parent company, Geoinformatics Exploration Australia Pty Ltd ("GEA"), in partial satisfaction of an inter-company loan arising from services provided and expenditures incurred from January 1, 2007 to April 30, 2007. On May 8, 2007, Clancy issued 4,600,000 shares to GEA as consideration for the acquisition of a 100% interest in the share capital of Geoinformatics Exploration Tasmania Pty Ltd. (“Tasmania”).  On May 8, 2007, Clancy issued 2,643,750 shares to GEA as consideration for the acquisition of 911,250 shares in Bass Metals Limited and an additional 161,756 shares were issued to GEA as consideration for the acquisition of 250,000 unlisted options and 56,250 listed options, in Bass Metals Limited.

On May 22, 2007, Clancy filed its prospectus with the Australian Stock Exchange (“ASX”) for an initial public offering of common shares (“IPO”). Clancy’s shares began trading on the ASX on July 7, 2007 under the trading symbol “CLY”. On the same date, Clancy closed its IPO of 25,000,000 common shares at a price of Aud$0.20 per common share for gross proceeds of Aud$5,000,000. The Company did not participate in the public offering and as a result its ownership interest decreased from 100% to 47.7%.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Prior to July 1, 2007, the Company consolidated the accounts of Clancy and Tasmania. Effective July 1, 2007, the Company commenced accounting for its investment in Clancy on an equity basis, and as a result, the following assets and liabilities were deconsolidated at that date: cash of Aud$381,465, current assets of Aud$41,667 and current liabilities of Aud$803,736.

Following the dilution of the Company’s shareholding interest in Clancy, the Company recognized a dilution gain and equity loss on investment in Clancy since July 1, 2007 as follows:

	2007	2006
Dilution gain on issuance of shares by Clancy	$ 1,646,124	$ -
Equity loss of Clancy	(217,161)	-
Income from investment in Clancy	$ 1,428,963	$ -

For the period from July 2, 2007 to December, 31, 2007, the Company had the following transactions with Clancy;

Aud $
Revenue earned from Clancy	154,746
Expenses paid by Geoinformatics on behalf of Clancy	10,000
Services purchased from Clancy	15,619
Expenses paid by Clancy on behalf of Geoinformatics	3,310

The carrying value and market value of the Clancy shares held by the Company and accounted for using the equity basis, are as follows:

December 31, 2007
Investment in Clancy Exploration Limited on an equity basis	$ 1,681,928
Market value of Clancy shares	$ 3,954,475

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31, 2007
	Cost	Accumulated depreciation	Net book value
Computer equipment	$ 691,877	$ (461,900)	$ 229,977
Computer software	312,949	(295,556)	17,393
Automobile	52,738	(26,158)	26,580
Furniture and fixtures	89,686	(59,399)	30,287
Plant and equipment	28,791	(23,987)	4,804
Capital lease	103,194	(80,427)	22,767
Leasehold improvements	45,568	(38,238)	7,330
	$ 1,324,803	$ (985,665)	$ 339,138

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

	December 31, 2006
	Cost	Accumulated depreciation	Net book value
Computer equipment	$ 675,591	$ (420,805)	$ 254,786
Computer software	307,995	(196,644)	111,351
Automobiles	52,738	(18,392)	34,346
Furniture & fixtures	80,887	(48,841)	32,046
Plant & equipment	27,941	(12,144)	15,797
Capital lease	103,194	(53,309)	49,885
Leasehold improvements	43,862	(28,629)	15,233
	$ 1,292,208	$ (778,764)	$ 513,444

9. FINANCIAL INSTRUMENTS

Fair values of financial instruments

The carrying values for primary financial instruments, including cash and cash equivalents, accounts receivable,  and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

a) Credit Risk

Certain of the Company’s financial assets are exposed to credit risk. Cash and cash equivalents and restricted cash consist of deposits with major commercial banks.

Credit risk relating to accounts receivable arises from the possibility that any counterparty to an instrument fails to perform. The majority of the Company’s receivables relate to recoveries of GST, and the Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

b) Foreign Exchange Risk

The Company operates in several countries, which gives rise to a risk that its expenditures may be adversely impacted by fluctuations in foreign exchange.  The Company does not undertake currency hedging activities.

The Company does not attempt to hedge the net investment and equity of integrated foreign operations.

10. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

 (a)

ZED Financial Partners (“ZED”)

ZED is a financial advisory firm which provides certain services to the Company and a former director of the Company is a principal of ZED. The Company engaged ZED, commencing April 1, 2006, on a monthly retainer of $13,000.  The Company paid ZED a total of $130,000 during the year ended December 31, 2007 (2006 – $117,000). The Company also paid a finders’ fee to ZED in December 2006 in connection with a private placement completed in December 2006 (See Note 13(a)-  Share Capital).

(b)

Note Payable – Related Party

On May 30, 2006, the Company finalized a short-term loan facility with GRF, a related party, for $4.5 million (the “Loan”), which matured on September 7, 2006.  On August 29, 2006, the Company and GRF agreed to extend and increase the Loan to $10 million to fund the exploration programs and general working capital requirements of the Company to December 31, 2006, and to secure the Loan with the Company’s Great Basin properties. The extension to and increase of the Loan was intended to give the Company time to fulfill the conditions to the drawdown of the Facility, which included the completion of a $4 million equity financing by December 31, 2006. On November 22, 2006, the Company finalized security arrangements which provided for the security of the Loan and, subsequently, the Facility, with the Company’s Great Basin properties located in Nevada.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

The Loan bore interest at a rate of 6% per annum, payable quarterly in arrears. The Loan matured and the principal amount became immediately due and payable (together with the unpaid accrued interest) upon the drawdown of the first tranche under the Facility which occurred on January 17, 2007.

On January 17, 2007, the Company satisfied the outstanding amount of $9,193,699 of the Loan (including accrued interest) with the proceeds from the initial drawdown of the Facility, as described above. This amount included $168,699 in accrued interest and $25,000 in legal fees.

(c) Fractal Technologies Pty Ltd. (“Fractal”)

Fractal is a wholly-owned subsidiary of Fractal Holdings Pty Ltd., which held a 15.6% interest in Geoinformatics until June 30, 2007. On June 30, 2007, Fractal Holdings Pty Ltd. distributed its holding of 20 million Geoinformatics common shares to its two shareholders pursuant to a corporate reorganization.  The shares were transferred equally to Geocrust Pty Ltd., a corporation controlled by Geoinformatics’ Chief Executive Officer and his spouse, and Geo Holdings (IIF) Pty Ltd., a corporation controlled by Foundation IIF Partnership, an Australian venture capital fund.

Fractal is a developer of database software which licenses its commercial software to mining and resource industry users. Geoinformatics entered into a software licensing agreement with Fractal in 2002, under which Geoinformatics is charged a monthly licensing fee of AUD$3,500 by Fractal for use of its software.

Transactions with Fractal for the six months ended June 30, 2007, the date at which Fractal ceased to be a related party, and year ended December 31, 2006, are summarized as follows:

Description of transaction	2007	2006
Software licensing fees incurred by Geoinformatics	$ 21,152	$ 32,215
Software purchased from Fractal for sale to third parties	-	14,222
Spatial Data Server development costs incurred by Geoinformatics	-	56,384
Services provided by Fractal to Geoinformatics	1,674	-
Expenses incurred by Geoinformatics for services of a Fractal director	-	751
Services provides by Geoinformatics to Fractal	-	775
Sale of assets to Fractal	-	850
Expenses incurred by Geoinformatics reimbursed by Fractal	6,255	13,124

11. CONVERTIBLE LOAN FACILITY

On February 12, 2006, the Company entered into a binding letter agreement with Geologic Resource Fund LP (“GRF”) in which GRF agreed to make available to Geoinformatics a US$20 million unsecured convertible loan facility (the “Facility”) in two tranches, subject to certain terms and conditions. GRF owned a 15.4% interest in Geoinformatics as at December 31, 2007 (2006 – 24.6%).

On August 29, 2006, the Company and GRF executed formal loan documentation amending and implementing the February letter agreement, pursuant to which GRF made the Facility available to Geoinformatics, on a secured basis, the proceeds of which were used to fund the Company’s commitments under the MSAA with Kennecott and for working capital. (See Note 1 – Nature of Business and Note 15 – Commitments - Kennecott Exploration Agreement).

On January 17, 2007, the Company completed the initial drawdown of US$10 million under the Facility and, on April 3, 2007, the Company completed the second drawdown of US$10 million.  Advances under the Facility bear interest at 5% per annum payable semi-annually and can be converted into common shares of Geoinformatics at the option of GRF at a conversion rate of $0.25 per share until August 28, 2008, and thereafter at a conversion rate of $0.275 per share.  The Facility will mature on August 28, 2009.

The Chief Investment Officer of GRF was a member of the Board of Directors of the Company until December 31, 2007.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Geoinformatics paid a commitment fee of 5% per annum in respect of the funds available under the second tranche of the Facility from August 29, 2006, until it was drawn upon on April 3, 2007.  Geoinformatics has the option of paying both interest and the commitment fee on the Facility in either cash or shares, with the effective issue price of the shares equal to the average closing price of the Company’s shares for the 20 trading days ending 5 business days prior to such payment date.

On January 16, 2007, Geoinformatics issued 1,196,365 common shares at a price of $0.167 to GRF in satisfaction of a commitment fee of $199,793, for the period August 29, 2006 to December 31, 2006.  On August 2, 2007, Geoinformatics issued 2,176,596 common shares at a price of $0.232 to GRF in satisfaction of (i) the commitment fee of $134,270 from January 1, 2007 to the drawdown of the second tranche and (ii) interest of $370,701 for the period January 17, 2007 to June 30, 2007.

Included in accounts payable – related party is an amount of $497,008 representing accrued interest under the Facility for the period July 1 to December 31, 2007 (See Note 17(a) – Subsequent Events).

On January 16, 2007 and April 3, 2007, the dates of the drawdowns of the first and second tranches, respectively, the gross proceeds of US$10 million and US$10 million were allocated to the relative fair values of the loan (US$8,141,300 and US$7,981,192) and the holder’s option to convert the principal balance into common shares (US$1,858,700 and US$2,018,808) (the “Conversion Option”).  The US$16,122,492 fair value of the loan is classified as a liability, while the US$3,877,508 allocated to the Conversion Option is classified as a separate component within shareholders’ equity.

Over their three year term, the loans are accreted to their face value through a periodic charge to accretion expense with a corresponding credit to the liability component. The accretion expense is based on the effective interest rate method. For the year ended December 31, 2007, the Company recorded accretion expense of $1,157,426 related to the loans, which is included in financing expense.

12. CAPITAL LEASE OBLIGATIONS

Future minimum annual lease payments under capital leases expiring in June 2008 are as follows:

	December 31, 2007	December 31, 2006
Total minimum lease payments:
Less than one year	$ 18,753	$ 38,521
Greater than one year but less than five years	-	19,871
Total	18,753	58,392
Less amounts representing interest	(525)	(5,089)
Balance of obligation	18,228	53,303
Less current portion	18,228	33,988
Long-term portion	$ -	$ 19,315

The average effective interest rate implicit in the capital leases is 12.68% (2006 – 12.90%).

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

13. SHARE CAPITAL

a) Common shares issued and outstanding

Number of authorized common shares is unlimited

	December 31, 2007		December 31, 2006
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	113,694,660	$ 17,751,886	89,956,840	$ 14,417,297
Issued upon equity financing – flow-through	-	-	23,737,820	4,272,808
Issued in satisfaction of interest	1,597,848	370,701	-	-
Issued in satisfaction of commitment fee	1,775,113	334,063	-	-
Issued upon exercise of options	98,000	17,150	-	-
Valuation of stock options exercised		17,764	-	-
Issued upon exercise of warrants – flow-through	17,431,156	3,486,231	-	-
Share issue costs	-	(1,635,233)	-	(938,219)
Balance, end of the period	134,596,777	$ 20,342,562	113,694,660	$ 17,751,886

On December 15, 2006, the Company completed an equity financing raising gross proceeds of $4,272,808 from the issuance of 23,737,820 flow-through units (the “Units”) at a price of $0.18 per Unit. Each Unit consists of one common share issued on a “flow-through” basis (a “Flow-through Share”) and one flow-through common share purchase warrant (a “Flow-through Warrant”). Each Flow-through Warrant entitled the holder to purchase one common share to be issued on a “flow-through” basis at a price of $0.20 per share until August 15, 2007. Included in the total Units issued were 427,778 Units purchased by insiders of the Company.  During the year ended December 31, 2007, 17,431,156 Flow-through Warrants were exercised for proceeds of $3,486,231, and the balance expired.

On March 12, 2007, the Company renounced the right to the deduction of exploration expenditures for income tax purposes in the amount of $4,272,808 in connection with the flow-through shares issued on December 15, 2006.   The future income tax liability created by the renunciation amounted to $1,543,338 which has been charged to share issue costs.

Cash costs associated with this private placement were $328,851, which included a cash finder’s fee of $250,128 to certain agents, of which $66,400 was paid to ZED, a related party. In addition, the Company granted 2,149,338 compensation warrants (“Compensation Warrants”) to certain of these agents, including 639,819 warrants to ZED, which represents 9% of the Units issued. Each Compensation Warrant is exercisable into one common share of the Company at a price of $0.25 per share and expire on December 15, 2007.

The fair value of each Compensation Warrant granted was estimated at $0.028 using the Black-Scholes option pricing model with the following assumptions:

Volatility	78.32%
Risk-free interest rate	3.50%
Expected life	1 year.

On June 29, 2007, the Company paid a finder’s fee of $114,696 to an agent in connection with the early exercise of some of the Flow-through Warrants issued in the December 2006 equity financing.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

 b) Warrants

Outstanding share purchase warrants, at December 31, 2007 and 2006, are as follows:

	December 31, 2007	December 31, 2006
Warrants outstanding, beginning of year	38,799,157	13,412,000
Issued	-	25,887,157
Exercised	(17,431,156)	-
Expired	(21,368,001)	(500,000)
Warrants outstanding, end of the year	-	38,799,157

c) Stock-based compensation

The Company’s Amended and Restated Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers and employees of and consultants to the Company. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. Share options are granted for a term not to exceed five years at exercise prices determined as described in the Plan, and are non-transferable. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and the vesting period.

The fair value of the options granted during the year ended December 31, 2007, was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

Volatility	78% - 105%
Risk-free interest rate	3.68% - 4.30%
Expected life	5 years

and resulted in a weighted average value of $0.178 per stock option.

During the year ended December 31, 2007, an expense of $761,482 (2006 - $444,835) relating to all stock options which vested during the year has been included in the consolidated statements of operations and deficit.

Options to purchase common shares of the Company have been granted in accordance with the Plan as follows:

	December 31, 2007		December 31, 2006
	Number	Weighted average exercise price	Number	Weighted average exercise price
Stock options outstanding, beginning of year	7,942,000	$ 0.246	6,120,000	$ 0.244
Granted	4,215,000	0.178	3,062,000	0.250
Cancelled	(228,750)	0.233	(740,000)	0.243
Exercised	(98,000)	0.175
Expired	(1,696,750)	0.229	(500,000)	0.250
Stock options outstanding, end of the year	10,133,500	0.249	7,942,000	$ 0.246

Exercisable stock options at the end of the year	8,433,763	$ 0.229	5,444,333	$ 0.255

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Options to purchase common shares outstanding at December 31, 2007, carry exercise prices and weighted average lives to maturity as follows:

Exercise price	Options outstanding	Options exercisable (*)	Weighted average life (years)
$ 0.160	1,830,000	1,810,000	0.76
$ 0.175	1,202,000	1,021,700	0.10
$ 0.230	1,996,250	998,125	0.90
$ 0.250	3,795,250	3,293,938	1.06
$ 0.310	1,310,000	1,310,000	0.28
	10,133,500	8,433,763	0.76

d) Contributed Surplus

Contributed surplus is comprised of the ascribed value of stock options and warrants that have been cancelled or expired.

	December 31, 2007	December 31, 2006
Balance, beginning of period	$ 963,895	$ 757,450
Ascribed value of expired stock options	361,320	134,642
Ascribed value of forfeited stock options	38,799	-
Ascribed value of expired warrants	499,908	71,803
Balance, end of period	$ 1,863,902	$ 963,895

e) Outstanding Warrants and Stock Options

The following table sets out the maximum shares that would be outstanding if all of the options, warrants and the convertible loan facility respectively, at December 31, 2007 and 2006, respectively, were exercised and/or converted:

	December 31, 2007	December 31, 2006
Common shares outstanding	134,596,777	113,694,660
Convertible loan facility	79,304,000	-
Stock options	10,133,500	7,942,000
Warrants	-	38,799,157
	224,034,277	160,435,817

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

14. INCOME TAXES

The components of the Company’s future income tax assets and liabilities are as follows:

	December 31, 2007	December 31, 2006
Future income tax assets
Capital assets	$ 46,019	$ 30,234
Non-deductible provisions	55,706	47,516
Issuance costs of share capital and financing fees	233,906	395,638
Databases	182,973	182,973
Resource tax pool	1,468,589	999,502
Capitalized costs	2,111,926	1,296,280
Non-capital losses	6,846,340	4,445,211
Future income tax assets	$ 10,945,459	$ 7,397,354
Applied against future tax liabilities	(770,000)	-
Valuation allowance	(10,175,459)	(7,397,354)
Net future income tax asset	-	-

Future income tax liabilities
Marketable securities	$ 43,876	$ -
Equity investment	606,124	-
Foreign exchange gain	120,000
Future income tax liabilities	770,000	-
Future tax losses applied	(770,000)
Net future income tax liability	-	-

During the year, the Company recognized non-capital losses to the extent of the flow-through related exploration expenditures renounced and recorded an income tax recovery of $1,543,338.

The Company issued flow-through common shares in 2006 to finance some of its exploration activities. Shares were issued for cash at market prices and the Company renounced the tax benefits arising from the exploration expenditures on March 12, 2007, in the amount of $4,272,808, the gross proceeds from the issue of the flow-through shares.

On April 2, 2008, the Company renounced the tax benefits arising from the exploration expenditures, in the amount of $3,486,231, the gross proceeds from the exercise of Flow-through Warrants. See Note 13 (a) – Share Capital).

The Company has non-capital losses at December 31, 2007, of approximately $22,333,000 (2006 - $18,406,000), which may be carried forward to reduce future years’ taxable income.

Non-capital losses, incurred in Australia, of $2,336,000 at December 31, 2007, can be carried forward indefinitely to reduce future years’ taxable income.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Non-capital losses for income tax purposes of $19,997,000 at December 31, 2007, have the following expiry dates:

Year	Amount	Jurisdiction
2009	790,000	Canada
2010	2,696,000	Canada
2014	1,663,000	Canada
2015	2,553,000	Canada
2023	9,000	United States
2024	21,000	United States
2025	147,000	United States
2026	4,072,000	Canada/United States
2027	8,046,000	Canada/United States
	19,997,000

In addition to the non-capital losses available, the Company also has available approximately $6,034,000 in capitalized pre-operating exploration expenses which may be used in future periods to shelter income in the jurisdiction of Mexico.

In assessing the Company’s ability to utilize future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are or become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which tax assets are deductible, management currently believes it is more likely than not that the Company will not realize the benefits of the loss carry-forwards, with the exception of approximately $2.5 million of these tax losses, and deductible temporary differences and has applied the valuation allowance calculated above to reduce net future income tax assets to $770,000.

	Year ended December 31, 2007	Year ended December 31, 2006
Current income tax expense	$ 85,532	$ -
Future income tax recovery	(1,614,523)	(549,387)
Total income tax (recovery)/expense	$ (1,528,991)	$ (549,387)

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes was as follows:

	Year ended December 31, 2007	Year ended December 31, 2006
Statutory Canadian federal and provincial income tax rates	36.12%	36.12%

Expected tax recovery on losses	(5,780,510)	$ (3,763,022)
Increase (decrease) in income taxes resulting from:
Impact of renunciation of flow-through expenditures	(1,543,338)	(549,387)
Lower effective tax rates at foreign subsidiaries	108,081	212,258
Stock based compensation	275,047	-
Equity investment dilution gain	(594,580)	-
Equity loss in investment	78,438	-
Non taxable portion of capital gains	(47,315)	-
Foreign exchange on translation	(121,909)	-
Non-deductible accretion expense	418,063	-
Losses not benefited	5,679,032	3,550,764
Recovery of income taxes	$ (1,528,991)	$ (549,387)
Effective income tax rate	(9.55%)	(5.27%)

15. COMMITMENTS AND CONTINGENCY

Operating Leases

At December 31, 2007, Geoinformatics has future minimum annual operating lease commitments as follows:

to December 31, 2008	$ 312,851
to December 31, 2009	194,402
to December 31, 2010	7,187
to December 31, 2011 and thereafter	2,951
$ 517,391

Redton Project

Under the terms of a joint venture agreement, the Company has an option to fund $4.75 million in exploration expenditures to earn an 85% interest in the Alkali Gold Project (“Redton”) located in British Columbia, such expenditures to be incurred over the five-year period ending June 3, 2010. In addition, the Company is committed to pay a further $100,000 in maintenance payments.  As at December 31, 2007, the Company has incurred approximately $4.35 million in exploration expenditures on Redton. (2006 - $2.6 million)

Exploration expenditures incurred on Redton to December 31, 2007 offset expenditure commitments under the MSAA and future expenditures may offset such commitments with Kennecott set forth below under Kennecott Exploration Agreement.

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Commander Project

On February 2, 2007, the Company signed an option agreement with Commander Resources Ltd. (“Commander”) under which Geoinformatics could earn up to an 80% interest in a package of five properties (the “Commander Properties”) in the Omineca Mining District in British Columbia, subject to a third-party net smelter royalty (“NSR”) on a portion of the properties.  Initially, Geoinformatics may earn a 60% interest in the Commander Properties by funding $4.5 million in exploration expenditures by February 28, 2011, and making cash payments to Commander in the amount of $50,000 upon execution of the option agreement and $250,000 prior to the fourth anniversary of the agreement.  Geoinformatics is committed to spend a minimum of $750,000 in exploration expenditures by February 28, 2008, with certain minimum expenditure commitments on specific portions of the properties.

Geoinformatics has the option to increase its interest in the Commander Properties to 80% by sole-funding exploration activities to the completion of a positive pre-feasibility study and by making a cash payment to Commander Resources in the amount of $1.5 million.  Once Geoinformatics has earned its 60% interest in the Commander Properties, Commander will be not be obligated to fund its pro-rata share of expenditures until the completion of a pre-feasibility study.

As at December 31, 2007, the Company has incurred approximately $1.0 million in exploration expenditures on the Commander Properties. (See Note 17(d) – Subsequent Events).

Exploration expenditures incurred on the Commander Properties to December 31, 2007 will offset expenditure commitments under the MSAA and future expenditures may further offset such commitments with Kennecott as set forth below under Kennecott Exploration Agreement.

Suaqui Grande Project

Under the terms of an option agreement executed between the Company and High Desert Gold Corporation (“High Desert”) on November 1, 2007, the Company has an option to fund US$3,000,000 in exploration expenditures to earn a 50.1% interest in the Suaqui Grande claims, located in the State of Sonora, Mexico.  Under the terms of the agreement, the Company must incur a minimum of $250,000 in each twelve month period following the execution of the agreement, with the first year’s expenditure being a firm commitment. In addition to the exploration expenditure requirement, the Company is required to pay a total of US$95,000 in maintenance payments to High Desert, with a US$15,000 payment being made upon the execution of the agreement and a further $20,000 payment on each of the third, fourth, fifth and sixth anniversaries of the agreement.  The Company may withdraw from the agreement at any time, following the completion of the firm first year commitment of US$250,000.

Geoinformatics has the option to increase its interest in the Suaqui Grande claims to 70%, in certain circumstances, following the satisfaction of the exploration expenditures and maintenance payments of US$3,000,000 and US$95,000, respectively, by incurring an additional US$10,000,000 in exploration expenditures.

Kennecott Exploration Agreement

On August 14, 2006, the Company announced it had executed the MSAA with Kennecott covering exploration in the Yukon Territory, British Columbia, the western United States and Mexico. Under the terms of the MSAA, Geoinformatics is conditionally committed to incur and fund qualifying expenditures of US$20 million over a two-year period ending February 29, 2008, with US$8.67 million to be incurred by February 28, 2007, and US$11.33 million to be incurred by February 29, 2008, which has been adjusted as described below.  The commitments under the MSAA are dependent upon the results of exploration and the Company may decide to not to proceed with further expenditures at any time and may relinquish any or all of the associated properties.

As at December 31, 2007, the Company had incurred qualifying expenditures of approximately US$16.1 million in aggregate. (See Note 17(b) – Subsequent Events).

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

Whistler Project

Under the terms of an offer letter for the Whistler Project received from Kennecott, the Company is conditionally committed to spend a minimum of US$2.5 million in exploration expenditures by December 31, 2007 and a total of US$5.0 million by December 31, 2008. Kennecott must approve the exploration programs for 2007 and 2008 field season and the Company must complete the exploration expenditures for the Company to earn a 100% interest in the Whistler Project subject to a back-in right in favor of Kennecott or an NSR if the back-in right is not exercised.  The Whistler exploration expenditures are not credited against the US$20 million committed under the MSAA.

As at December 31, 2007, the Company has received the approval of its 2007 exploration programs from Kennecott and has incurred approximately US$2.21 million in exploration expenditure on the project. Kennecott has agreed to allow the Company to spend the US$0.29 million by December 31, 2008.

Other Exploration Initiatives

The Company has approximately $2.5 million in conditional exploration commitments under other exploration licenses and claims in Canada, the United States and Australia in 2008 and in succeeding years if such licenses and claims are to be retained.

Contingency

During the year ended December 31, 2007, the Company was engaged in litigation proceedings where the validity of certain mining claims located in the Great Basin region of the United States was being challenged by a third party. The Company has engaged legal representation to defend the action.

There has been no adjustment or provision recorded in the statement of operations for the year ended December 31, 2007, as the likelihood of the outcome is not determinable and an amount cannot be reasonably estimated.

16. SEGMENTED INFORMATION

The Company operates in one industry segment, mineral exploration. The Company’s exploration activities have been carried out in Canada, the United States, Mexico and Western Australia.

Revenues are derived from the management of exploration programs for external third-party customers and are allocated to the jurisdiction based on where the underlying agreement and services were delivered.

	Year ended December 31, 2007	Year ended December 31, 2006
Revenues
Canada	$ 829,115	$ 531,953
Australia	424,516	1,183,976
United States	-	12,811
Mexico	104,414	-
	$ 1,358,045	$ 1,728,740

Geoinformatics Exploration Inc.

Notes to the Consolidated Financial Statements

December 31, 2007

During 2007, four customers individually comprised 44%, 19%, 13% and 12%, respectively, of total revenues across all geographic segments. During 2006, three customers represented 34%, 32% and 19%, respectively, of total revenues.

	December 31, 2007	December 31, 2006
Assets
Canada	$ 5,995,910	$ 6,691,449
Australia	2,129,344	846,525
Mexico	633,770	198,968
Ireland	48,964	15,424
United States	847,384	25,014
	$ 9,655,373	$ 7,777,380

17. SUBSEQUENT EVENTS

(a) GRF Convertible Loan Facility

On January 23, 2008, the Company issued 3,375,266 common shares at a price of $0.147 to GRF in satisfaction of accrued interest of $497,008 on the Facility for the period July 1, 2007 to December 31, 2007.

(b) Kennecott Master Strategic Alliance Agreement

As at February 29, 2008, the Company had a shortfall of US$2.2 million in exploration expenditures under the MSAA. (See Note 15 – Commitments and Contingeny – Kennecott Exploration Agreement). Kennecott and Geoinformatics agreed to carry-forward a shortfall of US$2.2 million of the total US$20 million committed under the MSAA to be spent by September 30, 2008.

(c) Grant of Stock Options

On March 20, 2008, the Company granted stock options to an employee of the Company to purchase up to 108,000 common shares under the Company’s Stock Option Plan. The stock options have an exercise price of $0.25 per share, a term of five years with an expiry date of March 20, 2013, and vest upon date-of-grant.

(d) Commander Withdrawal

On February 20, 2008, the Company terminated the option agreement with Commander pursuant to the terms of the option agreement after completing a minimum of $750,000 in exploration expenditures which the Company funded in 2007.

(e) Exercise of Stock Options

During the period January 1, 2008 to April 28, 2008, 149,000 stock options were exercised for gross proceeds of $25,175.

(f) Azure Earn-in

Pursuant to a joint venture agreement between the Company and Azure Minerals Limited (“Azure”), an Australian company listed on the Australian Stock Exchange, dated September 28, 2005, Azure is earning a 51% interest in 13 properties held by the Company in the State of Sonora, Mexico by spending a minimum of US$4.0 million within four years from the effective date of the agreement.

On March 13, 2008, Azure notified the Company that it had met the required expenditure of US$4.25 million and pursuant to the agreement, had earned the 51% interest. The Company will commence the process of transferring a 51% interest in each of the 13 properties into the name of Piedro Azul S.A de C.V, Azure’s wholly-owned Mexican subsidiary.

Geoinformatics Exploration Inc.

Unaudited Interim Consolidated Financial Statements

For the three months ended March 31, 2009

(unaudited, expressed in Canadian dollars)

The interim consolidated financial statements of the Company including the accompanying consolidated balance sheets as at March 31, 2009 and December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ deficit and other comprehensive income, and cash flows for the three-month periods ended March 31, 2009 and 2008 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgements and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

The Company’s independent auditor, McGovern, Hurley, Cunningham LLP, has not performed a review of these financial statements.

Geoinformatics Exploration Inc.

(A Development Stage Enterprise)

Consolidated Balance Sheets

(unaudited, expressed in Canadian dollars)

		March 31, 2009	December 31, 2008
Assets

Cash and cash equivalents		$ 1,219,503	$ 762,560
Restricted cash	(Note 3)	70,161	82,228
Amounts receivable		7,417	9,821
Other receivables		153,392	248,516
Marketable securities	(Note 4)	40,000	120,532
Prepaid expenses and deposits		41,243	69,545
Current assets		1,531,716	1,293,202

Equity investment	(Note 5)	667,479	765,747
Property, plant and equipment		546,967	580,811
Other		4,810	5,583

Total assets		$ 2,750,972	$ 2,645,343

Liabilities and Shareholders’ Equity (Deficiency)

Accounts payable		$ 199,270	$ 284,552
Accounts payable – related party	(Note 7(b))	225,000	225,000
Accrued liabilities		124,349	131,519
Current liabilities		548,619	641,071

Note payable - related party	(Note 7(a))	1,001,644	-
Long term liabilities		1,001,644	-

Total liabilities		1,550,263	641,071

Shareholders’ Equity (Deficiency)
Share capital, unlimited common shares authorized without par value; issued and outstanding 75,705,829 common shares at March 31, 2008 (December 31, 2008 – 75,705,829 common shares)	(Note 8(a))	50,048,042	50,048,042
Stock options	(Note 8(b))	911,177	706,483
Contributed surplus		2,583,712	2,583,712
		53,542,931	53,338,237
Accumulated other comprehensive (loss) income		(154,393)	(404,246)
Accumulated deficit		(52,187,829)	(50,929,719)
		(52,342,222)	(51,333,965)
Total shareholders’ equity (deficiency)		1,200,709	2,004,272

Total liabilities and shareholders’ equity (deficiency)		$ 2,750,972	$ 2,645,343

Basis of Presentation - Note 1

See the accompanying notes to the consolidated financial statements.

On behalf of the Board:

(Signed) “J Kanellitsas”

(Signed) “Rosie Moore”

John Kanellitsas

Rosie Moore

Chairman

Director

Geoinformatics Exploration Inc.

(A Development Stage Enterprise)

Consolidated Statements of Operations and Comprehensive Loss

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

		2009	2008
Revenues		$ -	$ 85,976

Expenses
Salaries and employee benefits expense		92,869	516,228
Selling, general and administrative expense		97,022	361,144
Consulting and outsourced services		161,513	94,379
Depreciation and amortization		35,587	45,628
Exploration expenditures		136,036	1,761,616
Stock-based compensation expense	(Note 8(b))	204,695	40,953
		727,722	2,819,948
Operating loss before the following:		(727,722)	(2,733,972)
Financing expense		66,793	916,696
Interest income		(939)	(13,175)
Loss on sale of marketable securities		240,285	-
Gain on disposal of fixed assets		-	(1,021)
Equity loss in investment	(Note 5)	98,268	112,015
Foreign exchange loss (gain)	(Note 6)	125,981	(150,029)
		530,388	864,486
Net loss before income taxes		(1,258,110)	(3,598,458)
Recovery of income taxes		-	(1,221,036)
Net loss		$ (1,258,110)	$ (2,377,422)

Unrealized foreign exchange loss on available-for-sale investment		-	(4,474)
Net change in unrealized gains on available-for-sale investments		-	139,284
Comprehensive loss		$ (1,258,110)	$ (2,242,612)

Basic and diluted (loss) per share		$ (0.02)	$ (0.17)
Basic and diluted weighted average number of shares outstanding during the year		75,705,829	13,820,842

See the accompanying notes to the consolidated financial statements.

Geoinformatics Exploration Inc.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

	2009	2008
OPERATING ACTIVITIES
Net loss	$(1,258,110)	$ (2,377,422)
Add items not involving cash:
Recovery of income taxes	-	(1,221,036)
Financing expense	-	916,696
Equity loss in investment	98,268	112,015
Loss on sale of investment	240,285	-
Gain on disposal of fixed assets	-	(1,021)
Depreciation and amortization	35,587	45,628
Stock-based compensation expense	204,695	40,953
	(679,275)	(2,484,187)
Net change in non-cash working capital balances related to operations:
Amounts and other receivables	97,528	239,331
Prepaid expenses and deposits	28,302	459,380
Accounts payable and accrued liabilities	(92,451)	(361,816)
Cash and cash equivalents used in operating activities	(645,896)	(2,147,292)
INVESTING ACTIVITIES
Restricted cash	12,067	361,846
Purchase of property, plant and equipment	(1,644)	(4,295)
Cash and cash equivalents provided by investing activities	10,423	357,551
FINANCING ACTIVITIES
Proceeds from issuance of shares	-	102,675
Proceeds from sale of marketable securities	90,099	-
Proceeds of note payable	1,001,644	-
Proceeds from disposal of fixed assets	1,398	2,962
Repayment of capital lease obligations	-	(9,088)
Cash and cash equivalents provided by financing activities	1,093,141	96,549
Effects of foreign currency translation on cash and cash equivalents	(725)	15,966

Net (decrease) increase in cash and cash equivalents during the year	456,943	(1,677,226)
Cash and cash equivalents at beginning of the year	762,560	2,725,422
Cash and cash equivalents at end of year	$1,219,503	$ 1,048,196

Supplementary Cash-flow Information
Interest paid	$65,149	$ 254,022
Income taxes paid	-	53,149
Shares issued for convertible loan facility	1,440,336	497,008

See the accompanying notes to the consolidated financial statements.

1

Geoinformatics Exploration Inc.

(A Development Stage Enterprise)

Statement of Shareholders’ Equity (Deficit) and Accumulated Other Comprehensive (Loss) Income

For the three months ended March 31,

	2009	2008
Share capital
Balance, beginning of year	$ 50,048,042	$ 20,342,562
Issued in satisfaction of commitment fee and interest	-	497,008
Issued upon exercise of stock options	-	102,675
Valuation attributable to stock options exercised	-	147,333
Share issue costs	-	(1,167,887)
Balance, end of year	$ 50,048,042	$ 19,921,691

Contributed surplus
Balance, beginning of year	$ 2,583,712	$ 1,863,902
Ascribed value of expired stock options	-	111,587
Balance, end of year	$ 2,583,712	$ 1,975,489

Deficit
Balance, beginning of year	$ 50,929,719	$ 37,313,241
Net loss for the year	1,258,110	2,377,422
Balance, end of year	$ 52,187,829	$ 39,690,663

Accumulated other comprehensive (loss) income
Balance, beginning of year	$ (404,246)	$ 240,140
Unrealized foreign exchange loss on available-for-sale investment	-	(4,474)
Realized loss on disposal of available-for-sale investments, net of taxes of $Nil	249,853	139,284
Balance, end of year	$ (154,393)	$ 374,950

See the accompanying notes to the consolidated financial statements.

Geoinformatics Exploration Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Geoinformatics Exploration Inc. and its wholly-owned subsidiaries (collectively the “Company” or “Geoinformatics”) is a global resources company which has developed a unique and innovative approach to mineral exploration. The Company’s team of geoscientists and technical experts has created a scientific and technology platform (the “Geoinformatics Process”) which integrates data aggregation, data mining and processing and three-dimensional modeling to identify and prioritize exploration drill targets. The Geoinformatics Process has been designed to assist in understanding and quantifying risk at a much earlier stage of the exploration cycle than has traditionally been available. The Company’s objective has been to bring a faster, less expensive and more reliable analytical methodology to mining exploration.

The Company is in its development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties and as such, has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of exploration and the Company’s business strategy, the Company expenses all exploration expenditures when incurred.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required under Canadian generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2008 audited consolidated financial statements and the corresponding notes thereto.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year.

These consolidated financial statements have been prepared on the basis that Geoinformatics is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. Geoinformatics' ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing later in 2009 to successfully advance the exploration and development of properties in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and other assets such as royalty rights and equity interests. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

Geoinformatics Exploration Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

2. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

These interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited financial statements and notes thereto for the year ended December 31, 2008, except for the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) that became effective for the Company on January 1, 2009. These new standards have been adopted on a prospective basis with no restatement to prior financial statements.

Section 3064 – Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Intangible Assets”.  The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and may require that these costs be expensed as incurred. The adoption of Section 3064 had no impact on the Company’s unaudited interim consolidated financial statements as at March 31, 2009.

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

EIC – 173

The Emerging Issues Committee (“EIC”) of the CICA released EIC 173 in January 2009 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives.  The adoption of EIC 173 had no impact on the Company’s unaudited interim consolidated financial statements as at March 31, 2009.

Geoinformatics Exploration Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

3. RESTRICTED CASH

Restricted cash of $70,161 represents reclamation bonds.

4. MARKETABLE SECURITIES

Available-for-sale financial instruments

	March 31, 2009	December 31, 2008
	Number of shares and warrants	Amount	Number of shares and warrants	Amount
Balance, Beginning of year	5,500,000	$ 120,532	5,500,000	$ 784,725
Disposal – ACR shares	(1,500,000)	(80,532)	-	-
Expired – ACR warrants	(1,000,000)	-
Unrealized gain - Laurion shares	-	-	-	(260,000)
Unrealized gain – Laurion warrants	-	-	-	(42,500)
Unrealized gain – ACR shares	-	-	-	(181,765)
Unrealized gain – ACR stock options	-	-	-	(179,928)
Balance, End of year	3,000,000	$ 40,000	5,500,000	$ 120,532

 (a) Laurion Minerals Exploration Inc.

For the three months ended March 31, 2009, there was no change in the market value of the shares and purchase share warrants held by the Company in Laurion, when compared to fair market value at December 31, 2008. At March 31, 2009, Laurion shares had a bid price of $0.02 per share.

(b) African Consolidated Resources plc (“ACR”)

During the three months ended March 31, 2009, the Company disposed of its investment in ACR on the open market. Gross proceeds received was $90,099 and resulted in a loss on the sale of ACR of $240,285 being included in the statement of loss and comprehensive loss for the three months ended March 31, 2009.

5. EQUITY INVESTMENT

As at March 31, 2009, the Company owned 22,805,506 ordinary shares of Clancy Exploration Limited (“Clancy”) of which 21,355,506 are held in escrow until July 11, 2009.

For the three months ended March 31, 2009 and 2008, the Company recorded an equity loss on its investment on Clancy as follows:

	2009	2008
Balance- Beginning of year	$ 765,747	$ 1,681,928
Equity loss of Clancy	(98,268)	(112,015)
Balance , End of year	$ 667,479	$ 1,569,913

The carrying value and market value of the Clancy shares held by the Company and accounted for using the equity basis, are as follows:

	As at March 31, 2009	As at December 31, 2008
Investment in Clancy Exploration Limited on an equity basis	$ 667,749	$ 765,747
Market value of Clancy shares	$ 1,791,008	$ 1,169,922

Geoinformatics Exploration Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

6. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management

The Company is engaged in the business of exploration of mineral claims.  These activities expose the Company to a variety of financial risks, which include exposure to foreign exchange risk, interest rate risk, credit risk and liquidity risk.

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, amounts and other receivables, accounts payables and accrued liabilities, and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s amounts and other receivables are denominated in Mexican pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in it annual consolidated financial statements.  The Company estimates that the fair value of its cash and cash equivalents, restricted cash, amounts and other receivables, accounts payable and accrued liabilities approximate the carrying value of these assets and liabilities due to the relatively short terms to maturity or due to the borrowing terms being comparable to current market terms for similar liabilities.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from transactions denominated in a foreign currency. The Company’s current foreign exchange risk for its Australian, Mexican and United States operations arises primarily with respect to the Canadian dollar.

The Company operates in several countries, which gives rise to a risk that its expenditures may be adversely impacted by fluctuations in foreign exchange.  The Company does not undertake currency hedging activities. The Company does not attempt to hedge the net investment and equity of integrated foreign operations.

During the three months ended March 31, 2009, the Canadian dollar fluctuated and, as a result, the Company has recognized a foreign exchange loss of $125,981.

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on the note payable.   Assuming a 0.5% increase or decrease in this interest rate, net income would change by approximately $5,000 per year.

Credit Risk

Certain of the Company’s financial assets are exposed to credit risk. Cash and cash equivalents and restricted cash consist of deposits with major commercial banks.

Credit risk relating to amounts receivable arises from the possibility that any counterparty to an instrument fails to perform. The majority of the Company’s receivables relate to recoveries of GST, and the Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

Liquidity Risk

The Company manages liquidity risk by having in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at March 31, 2009, $1,219,503 was held in cash and cash equivalents.

Geoinformatics Exploration Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

Capital Risk Management

The Company defines the capital that it manages as its shareholders’ equity. The Company’s objectives with respect to managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits for other stakeholders. As at March 31, 2009, total managed capital was $1,298,977.

The Company’s capital structure reflects that of a company focused on mineral exploration and financing both internal and external growth opportunities. The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.

In order to maintain or adjust its capital structure, the Company may issue new shares or sell assets to reduce debt and fund ongoing operations.

The Company manages its capital structure by performing the following:

•

Preparing budgets and cash-flow forecasts which are reviewed and approved by the Board of Directors;

•

Regular internal reporting and Board of Directors meetings to review actual versus budgeted spending and cash-flows; and

•

Detailed project analysis to assess and determine new funding requirements.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2009 compared to the year ended December 31, 2008.  The Company is not subject to externally imposed capital requirements.

7. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

(a)

Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit will bear interest at an annual rate of 15% , payable at maturity and matures on September 30, 2010.

On March 27, 2009, the Company drew $1,000,000 under the line of credit. Included in note payable – related party is accrued interest of $1,644 for the three months ended March 31, 2009.

(b) Accounts payable –related party

Included in accounts payable- related party is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Company.

Geoinformatics Exploration Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

8. SHARE CAPITAL

a)

Common shares issued and outstanding

Number of authorized common shares is unlimited

	For the three months ended March 31, 2009		For the year ended December 31, 2008
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	75,705,829	$ 50,048,042	13,459,681	$ 20,342,562
Issued upon equity financing	-	-	58,656,000	29,328,000
Issued in satisfaction of interest	-	-	3,535,248	1,440,335
Issued upon exercise of options	-	-	54,900	102,675
Valuation of stock options exercised	-	-	-	70,191
Share issue costs	-	-	-	(1,235,721)
Balance, end of the period	75,705,829	$ 50,048,042	75,705,829	$ 50,048,042

a) Stock-based compensation

The Company’s Amended and Restated Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers and employees of and consultants to the Company. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. Share options are granted for a term not to exceed five years at exercise prices determined as described in the Plan and are non-transferable. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and the vesting period.

During the three months ended March 31, 5,500,000 stock options were granted at an exercise price of $0.15 expiring in 5 years. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, volatility of 105%, risk-free rate of 1.95% and expected life of 5 years, which resulted in a price of $0.107 per stock option.

During the three months ended March 31, 2009, stock-based compensation expense of $204,695 relating to all stock options which vested during the period has been included in the consolidated statements of operations and deficit.

b) Outstanding Stock Options

The following table sets out the maximum shares that would be outstanding if all of the options, at March 31, 2009 and December 31, 2008, respectively, were exercised:

	March 31, 2009	December 31, 2008
Common shares outstanding	75,705,829	75,705,829
Stock options	5,772,050	404,425
	81,477,879	76,110,254

Geoinformatics Exploration Inc.

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

9. SEGMENTED INFORMATION

The Company operates in one industry segment, mineral exploration. The Company’s exploration activities have been carried out in Canada, the United States, Mexico and Western Australia.

Revenues are derived from the management of exploration programs for external third-party customers and are allocated to the jurisdiction based on where the underlying agreement and services were delivered.

	Three months ended March 31, 2009	Three months ended March 31, 2008
Revenues
Canada	$ -	$ 80,293
Australia	-	5,683
	$ -	$ 85,976

During the three months ended March 31, 2008, two customers individually comprised 56% and 42%, respectively, of total revenues across all geographic segments.

	As at March 31, 2009	As at December 31, 2008
Assets
Canada	$ 2,156,488	$ 1,871,533
United States	511,998	526,489
Mexico	85,866	87,012
Ireland	52,078	47,721
Australia	42,810	112,588
	$ 2,849,240	$ 2,645,343

10. SUBSEQUENT EVENTS

a) Business Combination with Rimfire Minerals Corp.

On May 26, 2009, Rimfire Minerals Corporation (“Rimfire”) and the Company announced the joint execution of a binding letter agreement to complete a business combination (the “Transaction”).  Under the agreement, the Company will acquire all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 2.6 Geoinformatics shares for each Rimfire share, based on both companies’ current issued and outstanding shares. The Transaction is expected to close before the end of July 2009 and upon closing Rimfire shareholders will hold approximately 47% of the combined company.  The combined company will be led by the current Rimfire management team, augmented by Geoinformatics management appointments.

Management’s Discussion and Analysis

of Financial Results

For the Three Months Ended March 31, 2009

Dated: May 29, 2009

GEOINFORMATICS EXPLORATION INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the three months ended March 31, 2009

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of Geoinformatics Exploration Inc. (the “Company” or “Geoinformatics”) has been prepared based on information available to the Company as at May 29 , 2009 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the three months ended March 31, 2009.

Unless otherwise indicated, all funds in this document are in Canadian dollars.

Forward-Looking Statement

This document includes certain forward looking statements concerning the future performance of Geoinformatics’ business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. The Company assumes no obligation to revise or update these forward-looking statements.

About Geoinformatics

Geoinformatics is a mineral exploration company with a large portfolio of assets including the multi-million ounce gold resource at the Whistler Project in Alaska. The Company uses a unique and innovative approach to exploration and target development that integrates data aggregation and data mining, three-dimensional modeling and leading-edge technology and utilizes proprietary processing algorithms.  Among the unique aspects of the Company’s approach is the use of probabilistic techniques to rank potential exploration drill targets.

Over the past four years, the Company has evolved from that of a technology service company to that of a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, the Company has acquired a large portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”).

Overview

During the first quarter of 2009, the Company focused on corporate opportunities in order to secure future funding for the Company to ensure the advancement of its key projects.

On May 26, 2009, the Company and Rimfire Minerals Corporation (“Rimfire”) announced the joint execution of a binding letter agreement to complete a business combination (the “Transaction”).  Under the agreement, the Company will acquire all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 2.6 Geoinformatics shares for each Rimfire share, based on both companies’ current issued and outstanding shares. The Transaction is expected to close before the end of July 2009 and upon closing Rimfire shareholders will hold approximately 47% of the combined company.  The combined company will be led by the current Rimfire management team, augmented by Geoinformatics management appointments.

Geoinformatics and Rimfire anticipate the Transaction will be carried out by way of statutory plan of arrangement.  Both companies plan to hold special meetings of shareholders to approve the Transaction and related matters before the end of July, 2009.  The Transaction would be subject to certain standard conditions including that not less than 66 2/3% of the issued and outstanding shares of Rimfire being voted at a shareholders meeting in favour of the Transaction and shareholder approval of the Geoinformatics share issuance and related matters in connection with the transaction by not less than a majority of the votes cast by the Geoinformatics’ shareholders.

Coincident with the Geoinformatics shareholders’ meeting to vote on the transaction, Geoinformatics’ shareholders will be asked to approve a 3 for 1 consolidation and a name change.  If approved, former Rimfire shareholders will receive in aggregate 22.3 million Geoinformatics shares on a post consolidated basis and the combined company will have approximately 47.5 million shares outstanding.

Senior officers and members of the Board of Directors of Rimfire have agreed to support the Transaction and will enter into lockup agreements comprising approximately 12% of Rimfire’s issued and outstanding shares upon execution of the Arrangement Agreement.  In addition, Geologic Resource Partners LLC, which holds approximately 84.88% of the issued and outstanding common shares of Geoinformatics has also agreed to enter into lockup agreements to support the Transaction and will also consent not to trade in the securities of the combined company for an approved period of time following the closing of the Transaction.

Full details of the offer will be included in a formal arrangement agreement and will be described in a management information circular to be filed with the regulatory authorities and mailed to Rimfire and Geoinformatics’ shareholders in accordance will applicable securities laws.

The Transaction is subject to customary conditions, including regulatory approval, the completion of satisfactory due diligence by each of the parties, and the parties negotiating and entering into definitive agreements.

Outlook

For the second and third quarters of 2009, the Company will be focused on completing the necessary documentation and regulatory filings and holding its Annual and Special Meeting of Shareholders, all in connection with the proposed Transaction with Rimfire. In addition, the Company anticipates the centralization of all activities in Vancouver following the closing of Transaction which will ensure a streamlined organization with lower general and administrative costs and functional synergies.

In addition, the Company plans on preparing and commencing an exploration program which may include exploration drilling and geophysical activities at its Whistler Project in Alaska.

Exploration Projects

Whistler Project

On January 9, 2008, the Company announced an independent initial resource estimate on the Whistler and Main Zones at the Whistler Project compliant with NI 43-101 and CIM guidelines.  The report was compiled by SRK Consulting (Canada) Inc. (“SRK”) who were engaged in mid-2007 to complete a technical report with the mandate being extended to a resource estimation following the receipt of the 2007 exploration and drilling results.

NI 43-101 Mineral Resource Statement for the Whistler Gold Deposit, Alaska,

Prepared by SRK Consulting (Canada) Inc.

	Tonnage and Grades					Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 (g/t)	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Total Grade and Total Contained Metal gold-equivalent grade and ounces are based on 100% recovery, $550 per ounce gold, $8 per ounce silver and $1.50 per pound of copper.

During the summer of 2008, the Company completed an 11-hole and approximately 4,300 metres drilling campaign at the Whistler Project. The Company drilled 5 holes on the Whistler Zone itself and 6 holes on regional targets surrounding the Whistler Zone which had been identified by the Company. Upon completion of the 2008 field season, the Company has satisfied the acquisition conditions required to earn a 100% interest in the Whistler Project from Kennecott with Kennecott retaining a back-in right to acquire either a 51% or 60% interest in the project.

Assays results on the Whistler Zone included 727 metres grading 0.48 grams per tonne  (g/t) gold, 0.87 g/t silver and 0.14% copper which included 124 metres grading 1.50 g/t gold, 0.99 g/t silver and 0.29% copper. (See the Company’s press releases available at www.geoinformex.com dated September 3, 2008 and October 2, 2008).

Results from the regional targets include a discovery hole at the Raintree West Prospect with the first hole ever drilled on the prospect intersecting 160 metres grading 0.59 g/t gold, 6.02 g/t silver, 0.10% copper, 0.20% lead and 0.46% zinc including 24 metres grading 1.37 g/t gold, 6.32 g/t silver. 0.13% copper, 0.36% lead and 0.80% zinc. (See the Company’s press release dated November 4, 2008).

The Whistler Project is located 160 km. northwest of Anchorage, Alaska, and consists of 707 state mining claims and 25 state mining claims leased from an individual. The Whistler Project was conveyed to Geoinformatics under the target-of-merit provisions of the MSAA.  Kennecott retains a standardized back-in right or a 2% NSR.

The Whistler Project includes a regional exploration portfolio covering 440.5 sq. km. of State of Alaska mining claims and transferable option agreements encompassing the Whistler Zone and other identified targets.  Approximately 50 other promising regional porphyry style (bulk tonnage gold-copper) targets/prospects have been identified through field reconnaissance work which included an airborne magnetic survey, surface geochemistry and IP geophysical surveys. In addition to the porphyry style targets, the Company has identified 7 individual high-grade gold prospects at the Muddy Creek Prospect.

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com.

Mexican Projects

La Noria Project

On May 19, 2009, the Company relinquished certain of the Azulitas claims which were subject to an option agreement between the Company and a private land owner.  The Company remains committed to advancing the project and retained all of the area surrounding the claim that was relinquished under this option agreement.

On July 9, 2008, the Company announced that it had strengthened its ownership position in the La Noria Project in Sinaloa, Mexico with Kennecott relinquishing its back-in right on La Noria and retaining a 2% net smelter returns royalty (“NSR”) as their only interest in the property.  The release of the Kennecott back-in right at La Noria gives Geoinformatics a 100% unencumbered interest in a large project subject only to an NSR.  Geoinformatics continues to evaluate a range of strategic alternatives to advance further exploration and development of this valuable property.

On February 13, 2008, the Company announced an independent NI 43-101 compliant mineral resource estimate on the Azulitas Prospect (“Azulitas”) on its La Noria Project. The mineral resource estimate was prepared by SRK and was based on all drilling on the prospect to-date.

Inferred Mineral Resource Statement for the Azulitas Copper-Silver-Gold-Molybdenum Deposit,

Prepared by SRK Consulting (Canada) Inc.

Quantity and Grades							Total Contained Metal
Tonnes (000s)	Copper Eq.(2) (%)	Copper (%)	Gold (g/t)	Silver (g/t)	Molybdenum (%)	MoS2 (3) (%)	Copper Eq.(2) (Mlbs)	Copper (Mlbs)	Molybdenum (Mlbs)	Gold (oz)	Silver (Moz)
5,630(1)	0.90	0.54	0.08	12.2	0.04	0.06	111.3	67.4	4.34	15,206	2.21

1. The Inferred Resource for copper-equivalent is calculated at a 0.30% copper-equivalent cut-off and includes all blocks from surface to a depth of approximately 220 metres.

2. Copper-equivalent estimated based on 75% recovery for gold and silver; 85% recovery for copper and molybdenum; $550 per ounce gold, $8 per ounce silver, $1.50 per pound of copper and $10 per pound of molybdenum (oxide).

3. Molybdenum sulphide (MoS2) is not an estimated field in the block model but is calculated by multiplying Mo% by 1.6681.

La Noria is located approximately 60 km. northeast of the major port of Mazatlan, in the state of Sinaloa, Mexico. The property consists of three optioned claims and a surrounding exploration license covering 200 sq. km.

In addition to the Azulitas prospect, the Company has identified several other prospects on the property including:

➢

Los Laureles with numerous mineralized drill intersections including 107 metres grading 0.12% molybdenum (0.20% MoS2), 0.14% copper, 0.08g/t gold and 11.9g/t silver within a breccia zone with mapped extents over 750 metres by up to 180 metres wide.

➢

Mozulitas with two drill holes thus far confirming mineralization over a strike length of 75 metres with 57 metres grading 0.10% molybdenum including 12 metres grading 0.32% molybdenum.

➢

Amarillito with two drill holes thus far including 65 metres grading 0.31% copper and 11.60g/t silver.

The SRK technical report and NI 43-101 resource estimate statements on Azulitas are available on SEDAR at www.sedar.com.

British Columbia Projects

Redton Project

The Redton Project is located between the Kemess Mine (Northgate Minerals Corporation) and the Mount Milligan copper-gold porphyry deposit (Terrane Metals Corp.) in the Quesnel Trough in northern British Columbia. The project adjoins and is within 1,500 metres of the recent Kwanika discovery made by Serengeti Resources Inc. Geoinformatics has earned an 85% interest in the project by spending in excess of $4.75 million.

During 2008, the Company drilled a total of 8 diamond drill holes totaling 2,996 metres with all eight holes intersecting visible molybdenite (MoS2) mineralization at its Falcon Prospect (“Falcon”) which is part of the Redton Project.

Results from Falcon confirm a mineralized envelope of at least 440 metres by 475 metres which extends from surface to depths of at least 418 metres and is open in all directions. Assays results include 406 metres grading 0.060% MoS2 including higher grade intervals of 170 metres grading 0.083% MoS2 and 18.8 metres grading 0.104% MoS2; 418 metres  grading 0.055% MoS2 including higher grade intervals of 47 metres grading 0.077% MoS2 and 63 metres grading 0.110% MoS2; and 402 metres grading 0.064% MoS2 including higher grade intervals of 138 metres grading 0.079% MoS2 and 118 metres grading 0.095% MoS2.

Financial Results

Results of Operations

Net Loss

For the three months ended March 31, 2009, the Company incurred a net loss of $1,258,110 (or $0.02 per share) compared with a net loss of $2,377,422 (or $0.17 per share) for the three months ended March 31, 2008.  The decreased loss is the result of lower salaries, administrative and exploration expenses as the Company reduced its workforce toward the end of 2008 and did not conduct any exploration drilling in the first quarter of 2009 when compared to the same period of 2008.  The Company expenses all exploration expenditures.

	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
Revenues	$ -	$ 542	$ 20	$ 249	$ 86	$ 246	$ 192	$ 791
Loss from operations	(728)	(1,645)	(3,948)	(1,717)	(2,734)	(4,524)	(5,915)	(3,117)
Net loss	(1,258)	(5,132)	(5,924)	(2,718)	(2,377)	(7,305)	(3,044)	(2,107)
Loss per common share	$ (0.02)	$ (0.08)	$ (0.15)	$ (0.20)	$ (0.17)	$ (0.45)	$ (0.40)	$ (0.20)

Costs and expenses

Salaries & employee benefits expense decreased to $92,869 for the three months ended March 31, 2009 from $516,228 for the three months ended March 31, 2008. The decrease is due to overall lower salaries as the Company closed its Australian operations and reduced overall staffing levels in the fourth quarter of 2008.  In addition, certain officers of the Company eliminated or reduced their annual compensation in order to conserve cash.

Selling, general and administrative expense for the three months ended March 31, 2009 was $97,022 compared with $361,144 for the same period in 2008, a decrease of 73%. The decrease is due to lower general and administrative expenses, traveling expenses and communication costs as the Company focused on cost cutting initiatives.

Consulting and outsourced services increased from $94,379 in the three months ended March 31, 2008 to $161,513 for the three months ended March 31, 2009, due to higher legal expenses in connection with a corporate transaction which did not close.

Depreciation and amortization was $35,587 and $45,628 for the three months ended March 31, 2009 and 2008, respectively. The decrease is due to fewer fixed assets due to the closure of the Australian operations in addition to older assets being fully depreciated during the end of 2008.

Exploration expenditures were $136,036 in the first quarter of 2009 compared to $1,761,616 in the first quarter of 2008. The decrease is due to the Company implementing a care and maintenance program as the availability of future funding was uncertain given the current market conditions and economic outlook.

The Company accounts for stock options using the fair-value method under which compensation expense for stock options granted is valued at the date-of-grant using the Black-Scholes valuation model and is recognized as stock-based compensation expense over the vesting period of the options. The Company recognized $204,695 for the three months ended March 31, 2009 compared with $40,953for the three months ended March 31, 2008.

Financing expenses were $66,793 in the first quarter of 2009 compared with $916,696 for the three months ended March 31, 2008.  In 2008, financing expenses included interest and accretion expenses in connection with a convertible loan facility which was repaid in October 2008. For 2009, financing expenses relate to the payment of Part XII.6 tax on flow-through shares issued in 2007.

The Company recorded a foreign exchange loss of $125,981 during the three months ended March 31, 2009 compared with a foreign exchange gain of $150,029 for the three months ended March 31, 2008.

Capital and Liquidity

The Company’s cash and cash equivalents balance at March 31, 2009 was $1,219,503 compared with $762,560 at December 31, 2008. The Company had working capital of $983,097 at March 31, 2009 compared with $652,131 at December 31, 2008.  The increase in working capital is attributable to the drawdown of $1,000,000 on March 27, 2009 under the terms of a line of credit with Geologic Resource Partners LP. (See Related Party Transactions below).

For the three months ended March 31, 2009 and 2008, cash used in operating activities was $645,896 and $2,147,292, respectively. The decrease is due to lower expenses relating to salaries, selling, administrative and consulting services and exploration expenditures as the Company focused on cost cutting and reducing overall expenses.

Capital Activities

As at May 29, 2009, there were (i) 75,705,829 common shares issued and outstanding, (ii) no warrants outstanding and (iii) stock options outstanding to purchase 5,769,800 common shares.

	Period ended		Three months ended
	May 29, 2009		March 31, 2009
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	75,705,829	$ 50,048,042	75,705,829	$ 50,048,042

Balance – end of period	75,705,829	$ 50,048,042	75,705,829	$ 50,048,042

Related Party Transactions

(a)

Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million.  The line of credit will bear interest at an annual rate of 15%, payable at maturity and matures on September 30, 2010.

On March 27, 2009, the Company drew $1,000,000 under the line of credit and as at March 31, 2009 had $1,000,000 outstanding under the line of credit.

(b) Accounts payable –related party

Included in accounts payable- related party is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Company.

Contractual Obligations

Geoinformatics has future obligations under various contracts relating to operating lease, capital leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at March 31, 2009:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 48,593	$ 40,970	$ 7,623	$ -	$ -
Employment commitment (1)	20,000	20,000	-	-
Conditional exploration expenditures	378,625	378,625	-		-
Total contractual obligations	$ 447,218	$ 439,595	$ 7,623	$ -	$ -

(1)

Under the terms of an employment agreement between the Company and an officer, the officer earns a minimum annual bonus of $20,000 payable on January 1 of each year. Should the Company terminate the agreement, the officer would be eligible for a severance amount of six months’ salary, or $100,000.

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Geoinformatics’ sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Geoinformatics’ business may be adversely affected by the inability of Geoinformatics or those companies with which Geoinformatics forms exploration alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Geoinformatics, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Geoinformatics and the level of their financial commitment. Similarly, the ability of Geoinformatics to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration and geo-science technology companies, including those with greater financial resources than Geoinformatics, could adopt or may have adopted the business strategies of Geoinformatics and thereby compete directly with Geoinformatics, or may seek to acquire and develop mineral claims in areas targeted by Geoinformatics. While the risk of direct competition may be mitigated by Geoinformatics’ experience and technological capabilities, there can be no assurance that competition will not increase or that Geoinformatics will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Geoinformatics also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Geoinformatics, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Geoinformatics for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Geoinformatics’ policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Geoinformatics are required to act honestly, in good faith with a view to the best interests of Geoinformatics.

New Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Intangible Assets”.  The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009.   The adoption of Section 3064 had no impact on the Company’s unaudited interim consolidated financial statements as at March 31, 2009.

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

The Emerging Issues Committee (“EIC”) of the CICA released EIC 173 in January 2009 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC is being issued in response to the diversity of practice in valuing financial instruments, especially derivatives. The adoption of EIC 173 had no impact on the Company’s unaudited interim consolidated financial statements as at March 31, 2009.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

(Signed) “Rosie Moore”

(Signed) “Petra Decher”

Rosie Moore

Petra Decher

Chief Executive Officer

Chief Financial Officer

|

Annual and Special Meeting of Shareholders of
Geoinformatics Exploration Inc.

To Be Held on Thursday, July 30, 2009
at 2:30 p.m. (Vancouver Time)

Notice of Annual and Special Meeting and
Management Information Circular

June 30, 2009

Unless otherwise stated, the information herein is current as of June 30, 2009.

June 30, 2009

Dear Shareholders:

The board of directors (“Board”) of Geoinformatics Exploration Inc. (“Geoinformatics” or the “Corporation”) invites you to attend the annual and special meeting (“Meeting”) of the shareholders of Geoinformatics (the “Geoinformatics Shareholders”) to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Thursday, July 30, 2009 at 2:30 p.m. (Vancouver time).

In addition to the usual business to be considered at an annual meeting, you will be asked at the Meeting to consider several items of special business relating to the Corporation’s proposed acquisition of Rimfire Minerals Corporation (“Rimfire”).  On June 11, 2009, Geoinformatics entered into an acquisition agreement (the “Acquisition Agreement”) with Rimfire pursuant to which Geoinformatics will acquire (the “Acquisition”) all of the issued and outstanding common shares in the capital of Rimfire (the “Rimfire Shares”) by way of a plan of arrangement (the “Arrangement”), subject to the terms and conditions of the Acquisition Agreement.  Assuming the Arrangement becomes effective, Rimfire shareholders will receive 2.6 common shares in the capital of Geoinformatics (each a “Geoinformatics Share”) for each Rimfire Share held (or 0.87 of a Geoinformatics Share on a post-consolidation basis), assuming a proposed 3:1 consolidation of the Geoinformatics Shares is approved at the Meeting.

The following are the items of special business to be considered at the Meeting:

(a)

an ordinary resolution authorizing Geoinformatics to acquire all of the issued and outstanding Rimfire Shares pursuant to the Acquisition Agreement (the “Acquisition Resolution”);

(b)

an ordinary resolution to re-approve Geoinformatics’ 2004 amended and restated stock option plan (the “Stock Option Plan Resolution”);

(c)

an ordinary resolution increasing the size of the Board to seven (7) members with effect immediately prior to the election of the Post-Acquisition Board (defined below) becoming effective (the “Increased Board Resolution”);

(d)

a special resolution authorizing Geoinformatics to amend its Articles of Continuance to consolidate its issued and outstanding Geoinformatics Shares on the basis of three (3) existing and outstanding Geoinformatics Shares for one (1) new Geoinformatics Share (the “Share Consolidation Resolution”); and

(e)

a special resolution authorizing Geoinformatics to amend its Articles to change the name of the Corporation to “Kiska Metals Corporation”, or such other name as the Board in its discretion may resolve and as acceptable to the TSX Venture Exchange, if required (the “Name Change Resolution”).

The Stock Option Plan Resolution, the Acquisition Resolution and the Increased Board Resolution must be approved by ordinary resolution passed by at least a majority of the votes cast by Geoinformatics Shareholders who voted in respect of that resolution represented in person or by proxy at the Meeting.  While not required under securities or corporate law, Geoinformatics desires to obtain the approval of the Geoinformatics Shareholders for the Acquisition Resolution as a matter of good corporate governance.

The Share Consolidation Resolution and the Name Change Resolution, respectively, require a special resolution passed by a majority of at least two-thirds of the Geoinformatics Shareholders who voted in respect of that resolution represented in person or by proxy at the Meeting.  Collectively, the Acquisition Resolution, the Increased Board Resolution, the Share Consolidation Resolution and the Name Change Resolution are referred to in this letter as the “Transaction Resolutions”.

The Acquisition is subject to several conditions, including approval of the Arrangement by the Court and by the shareholders of Rimfire.  As a consequence, you will be asked to consider two slates of directors for election at the Meeting. The first slate of directors is comprised of the four incumbent directors of Geoinformatics (the “Incumbent Board”) who will continue in office after the Meeting, if elected, and who will serve until, and be replaced by the second slate of directors, comprised of the seven (7) nominees (the “Post-Acquisition Board”), immediately prior to the election of the Post-Acquisition Board becoming effective.  If the Acquisition is not completed, the election of the Post-Acquisition Board will not be effective and the Incumbent Board will continue to serve until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation and the provisions of the Business Corporations Act (Yukon).

Completion of the Acquisition is dependent on many factors and it is not possible at this time to determine precisely when or if it will become effective.  Subject to satisfying certain conditions and obtaining certain approvals as set out in the Acquisition Agreement, the Corporation contemplates: (a) consolidating the Geoinformatics Shares regardless of whether the Acquisition is completed; (b) changing its name after the Acquisition is completed; and (c) completing the Acquisition on or about August 5, 2009.  If the Acquisition is not completed, the Corporation does not intend to, implement the Name Change Resolution.

On the same date as the Geoinformatics Meeting, Rimfire will hold a special meeting of its shareholders to approve the Arrangement.

Based on a number of factors, including the fairness opinion from the Corporation’s financial advisor, Haywood Securities Inc., the Board has concluded that the consideration to be paid by the Corporation to the holders of the Rimfire Shares is fair, from a financial point of view, to the Corporation and the Geoinformatics Shareholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT GEOINFORMATICS SHAREHOLDERS VOTE FOR THE TRANSACTION RESOLUTIONS, the full details of which are contained under the heading “Particulars of Matters to be Acted Upon” in the attached management information circular of the Corporation dated as of the date hereof (the “Circular”).

It is important that your Geoinformatics Shares be represented at the Meeting.  If you are not able to attend, we urge you to complete the enclosed form of proxy or voting instruction form and return it no later than the time specified therein.  Voting by proxy will ensure that your vote will be counted if you are unable to attend.

If the Share Consolidation Resolution is approved by the Geoinformatics Shareholders and implemented by the Board, the registered holders of Geoinformatics Shares will be required to exchange their Geoinformatics Share certificates representing pre-consolidation Geoinformatics Shares for new Geoinformatics Share certificates representing post-consolidation Geoinformatics Shares.  Accordingly, you are being provided with a letter of transmittal with your Meeting materials.  We ask that you follow the instructions of how to surrender your Geoinformatics Share certificates and deliver them to the Corporation’s depositary, Computershare Investor Services Inc. (“Computershare”).  See letter of transmittal for delivery instructions and contact details.  If you require any assistance in completing your proxy, please contact Computershare located at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.

The Circular explains the proposed Acquisition and provides specific information regarding the Meeting that may help you to make an informed decision.  You should carefully consider all of the information in the Circular. If you require assistance, consult your financial, legal or other professional advisors.

On behalf of the Corporation, I would like to thank all Geoinformatics Shareholders for their continuing support.

Yours very truly,

(signed) Rosie Moore

Rosie Moore
Interim Chief Executive Officer

GEOINFORMATICS EXPLORATION INC.
80 Richmond Street West, Suite 303
Toronto, Ontario
M5H 2A4

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders (the “Geoinformatics Shareholders”) of Geoinformatics Exploration Inc. (the “Corporation”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Thursday, July 30, 2009 at 2:30 p.m. (Vancouver time), for the following purposes:

1.

to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2008, together with the report of the auditor thereon, and the unaudited interim consolidated financial statements of the Corporation for the three months ended March 31, 2009;

 2.

to elect two alternative slates of directors of the Corporation for the ensuing year; namely, (i) a slate of four (4) nominees comprising the four (4) incumbent directors of the Corporation (the “Incumbent Board”), and (ii) a slate of seven (7) nominees (the “Post-Acquisition Board”), where the Incumbent Board will continue in office following the Meeting until the Acquisition (as defined in the management information circular of the Corporation dated June 30, 2009, the “Circular”) is completed, whereupon the term of the Incumbent Board will expire and the election of the Post-Acquisition Board will become effective;

3.

to appoint McGovern, Hurley, Cunningham, LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

4.

to consider and, if deemed appropriate, to approve (with or without variation) an ordinary resolution re-approving the Corporation’s 2004 Amended and Restated Stock Option Plan;

5.

to consider and, if deemed appropriate, approve (with or without variation) an ordinary resolution authorizing the Corporation to acquire (the “Acquisition”) all of the issued and outstanding common shares in the capital of Rimfire Minerals Corporation (“Rimfire”);

6.

to consider and, if deemed appropriate, approve (with or without variation) an ordinary resolution to increase the number of directors to seven (7) with effect immediately prior to the election of the Post-Acquisition Board becoming effective;

7.

to consider and, if deemed appropriate, approve (with or without variation) a special resolution authorizing an amendment to the Articles of the Corporation to consolidate the issued and outstanding common shares in the capital of the Corporation (the “Geoinformatics Shares”) on the basis of three (3) existing and outstanding Geoinformatics Shares for one (1) new Geoinformatics Share;

8.

to consider and, if deemed appropriate, approve (with or without variation) a special resolution, upon completion of the Acquisition, authorizing an amendment to the Articles of the Corporation to change the name of the Corporation to “Kiska Metals Corporation”, or such other name as the board of directors in their discretion may resolve and as may be acceptable to the TSX Venture Exchange, if required; and

9.

to transact such further or other business as may properly come before the Meeting.

An “ordinary resolution” is a resolution passed by a least a majority of the votes cast by the Geoinformatics Shareholders who voted in respect of that resolution at the Meeting while a “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the Geoinformatics Shareholders who voted in respect of that resolution.

This Notice of Meeting is accompanied by: (a) the Circular; (b) a letter to Geoinformatics Shareholders; (c) either a form of proxy for registered Geoinformatics Shareholders or a voting instruction form for beneficial Geoinformatics Shareholders; (d) a letter of transmittal; and (e) a supplemental mailing card (collectively, the “Meeting Materials”).  The circular accompanying this Notice of Meeting is incorporated into and shall be deemed to form part of this Notice of Meeting.

Geoinformatics Shareholders are able to request to receive copies of the Corporation’s annual and/or interim financial statements and related management’s discussion and analysis (the “Financial Information”) by completing and returning the enclosed supplemental mailing card in accordance with the instructions set out therein.  The Financial Information is also available upon request by contacting the Chief Financial Officer of the Corporation at (416) 861-1300 or by e-mail at info@geoinformex.com or it can be found on SEDAR at www.sedar.com.

Registered Shareholders who are unable to attend the Meeting in person are asked to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Circular accompanying this notice of meeting.

The board of directors of the Corporation has fixed the close of business on June 29, 2009 as the record date for the determination of the registered Geoinformatics Shareholders entitled to receive notice of and to vote at, the Meeting and any adjournment thereof.

The board of directors of the Corporation has by resolution fixed 2:30 p.m. (Vancouver time) on July 28, 2009, or no later than 48 hours (excluding Saturdays, Sundays or civic or statutory holidays in the City of Vancouver, British Columbia) before the time of any adjourned Meeting, as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; Attention: Proxy Department.  Late proxies may be accepted or rejected by the Chairman in his or her discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Vancouver, British Columbia this 26th day of June, 2009.

By Order of the Board of Directors

(signed) Rosie Moore

Rosie Moore
Interim Chief Executive Officer

Notice to united states securityholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).  Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements.  Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Likewise, information concerning the properties and operations of Geoinformatics and Rimfire has been prepared in accordance with Canadian disclosure standards under applicable Canadian Securities Laws, which are not comparable in all respects to United States disclosure standards. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under the standards of the SEC.  As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that all or any part of Measured, Indicated or Inferred Mineral Resources will ever be converted into Mineral Reserves.  Investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian GAAP, which is not comparable in all respects to generally accepted accounting principles in the United States.

The enforcement by investors of civil liabilities under United States laws may be affected adversely by the fact that Geoinformatics and Rimfire are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Geoinformatics, Rimfire and those persons may be located outside the United States.

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws concerning the business, operations and financial performance and condition of each of Geoinformatics, Rimfire and the Combined Company.  Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations, including negative variations, of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.  Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Geoinformatics, Rimfire or the Combined Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements or forward-looking information.  Such risks and other factors include, among others:

•

technological changes in the mining industry;

•

changes in Geoinformatics’ or Rimfire’s business strategy;

•

interpretation of drill hole results and the geology, grade and continuity of mineralization;

•

the uncertainty of resource estimates;

•

unexpected changes in business and economic conditions;

•

access and availability of materials, equipment, supplies, labour and supervision, power and water;

•

results of current and future exploration activities;

•

local and community impacts and issues; and

•

commodity price fluctuations.

In addition, forward-looking and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Acquisition and the business and operations of the Combined Company.  Pro forma information contained herein is based on the assumption that Geoinformatics Shareholders will vote in favour of the Transaction Resolutions, that the Court will approve the Arrangement and that all other terms and conditions in the Acquisition Agreement are satisfied or waived.  Risks include the risk that upon the completion of the Acquisition the market value of the Geoinformatics Shares will be different from the value at the time the Share Exchange Ratio was agreed, that the terms and conditions in the Acquisition Agreement will not be satisfied or waived, the Acquisition Agreement may be terminated, the information available to Geoinformatics in respect of Rimfire may not be accurate or complete, there may be unforeseen or unexpected tax and other consequences to the transactions which would have a material adverse effect on the Combined Company, production, construction and technological risks related to the Combined Company, capital requirements and operating risks associated with the expanded operations of the Combined Company, risks associated with the market price of the shares of the Combined Company and other risks discussed in this Circular.  Although Geoinformatics has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.

Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Circular, or in the documents incorporated by reference herein.  All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and Geoinformatics’ general expectations concerning the mining industry, Geoinformatics, Rimfire and the Combined Company, are based on estimates prepared by Geoinformatics or Rimfire using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Geoinformatics believes to be reasonable.  However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While Geoinformatics is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Geoinformatics undertakes no obligation to publicly update or revise forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, other than to reflect a material change in the information previously disclosed, as required by applicable law.  Geoinformatics Shareholders should review Geoinformatics’ subsequent reports filed from time to time on SEDAR at www.sedar.com.

NOTICE REGARDING CERTAIN INFORMATION

Certain information in this Circular, including forward-looking information and forward-looking statements made by Rimfire, included or incorporated by reference, including but not limited to, information pertaining to Rimfire under “Information Concerning Rimfire” as set forth in this Circular, “Information Concerning the Combined Company” at Schedule “C” attached to this Circular, and the unaudited pro forma consolidated financial statements of the Combined Company at Schedule “D” attached to this Circular has been furnished by Rimfire, or is derived from Rimfire’s publicly available documents or records of Rimfire on file with the Canadian Securities Authorities and other public sources at the time of this Circular.  Although Geoinformatics does not have any knowledge that would indicate that such information is untrue or incomplete, neither Geoinformatics nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Rimfire’s financial statements, or for the failure by Rimfire to disclose events or information that may affect the completeness or accuracy of such information.

No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation.  The delivery of this Circular will not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

The information contained in this Circular is given as at June 30, 2009, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

Information contained in this Circular should not be construed as legal, tax or financial advice.  Geoinformatics Shareholders are urged to consult their own professional advisors in connection therewith.

Capitalized terms not otherwise defined in the “Notice to United States Securityholders”, “Forward-Looking Statements” and “Notice Regarding Certain Information” are defined in the Glossary of Terms.

TABLE OF CONTENTS

Notice to united states securityholders

6

Forward-Looking Statements

6

NOTICE REGARDING CERTAIN INFORMATION

8

GLOSSARY OF TERMS

11

SUMMARY

20

Date, Time and Place of Meeting

20

Record Date

20

Background and Purpose of Meeting

20

Geoinformatics Shareholder Approvals

21

GRP Voting Agreement

21

Fairness Opinion

21

The Acquisition

22

The Acquisition Agreement

22

Rimfire

22

Information About the Combined Company After the Acquisition

22

Risk Factors

23

management information circular

24

Information Concerning The Meeting and Proxies

24

Solicitation of Proxies

24

Appointment of Proxies

24

Revocation of Proxies

24

Exercise of Discretion by Proxies

25

Voting by Non-Registered Geoinformatics Shareholders

25

Interest of Certain Persons or Companies in Matters to be Acted Upon

26

Voting Securities and Principal Holders Thereof

26

PARTICULARS OF MATTERS TO BE ACTED UPON

27

1.

Election of Directors

27

Two Slates of Directors

27

Incumbent Slate

27

Post-Acquisition Slate

28

Corporate Cease Trade Orders or Bankruptcies

30

Penalties or Sanctions

31

2.

Appointment of AuditorS

31

3.

Re-Approval of the Stock Option Plan

31

4.

Increase Board Size

32

5.

The Acquisition

32

Background to the Acquisition

32

Geoinformatics Shareholder Approval of the Acquisition

33

Reasons for the Acquisition and Recommendation of the Board of Directors

33

The Arrangement

34

Overview

34

Description of the Arrangement

35

Voting Agreements

36

GRP Voting Agreement

36

Rimfire Voting Agreements

37

Expenses of the Acquisition

37

The Acquisition Agreement

37

Covenants of Geoinformatics and Rimfire Regarding the Conduct of Business

38

Covenants of Rimfire Relating to the Acquisition

40

Covenants of Geoinformatics Regarding the Performance of Obligations

40

Mutual Covenants

41

Conditions to the Acquisition Becoming Effective

42

Non-Solicitation Covenants

44

Right to Accept a Superior Proposal

45

Right to Match

45

Termination

46

Termination Fee

47

Amendment of the Acquisition Agreement

48

Fairness Opinion

48

Recommendation of the Board

49

Acquisition Resolution

50

6.

GEOINFORMATICS CONSOLIDATION OF SHARE CAPITAL

51

Basis of the Geoinformatics Share Consolidation

51

Risks Associated with the Geoinformatics Share Consolidation

51

Principal Effects of the Geoinformatics Share Consolidation

51

Effect on Fractional Geoinformatics Shareholders

52

Effect on Geoinformatics Share Certificates

52

Procedure for Implementing the Geoinformatics Share Consolidation

52

No Dissent Rights

52

Special Resolution

52

7.

NAME CHANGE

53

Statement of Executive Compensation

54

Compensation Discussion and Analysis

55

Objectives of Compensation Program

55

Rewards of Compensation Program

55

Elements of Executive Compensation and Why the Corporation Chooses to Pay Each Element  56

How the Corporation Determines the Amount of Each Element

57

Base Salary

57

Annual Performance-Based Cash Incentives

57

Geoinformatics Options

58

Overview of How Compensation Program Fits with Compensation Goals

58

Attract, Hold and Inspire Key Talent

58

Alignment of Interest with Interest of Geoinformatics Shareholders

58

Role of Chief Executive Officer

58

Role of Chief Financial Officer

58

Geoinformatics Options Awarded in 2009

59

Summary Compensation Table

59

Employment Arrangements and Termination and Change of Control Benefits

60

Rosie Moore

60

Nicholas Archibald

60

Petra Decher

60

Darren Holden

61

Incentive Plan Awards

61

Outstanding Share-Based Awards and Option Based Awards

61

Incentive Plan Awards - Value Vested or Earned During the Year

62

Director Compensation

62

Director Compensation Table

62

Outstanding Share-Based Awards and Option-Based Awards

63

Incentive Plan Awards – Value Vested or Earned During the Year

63

Securities Authorized for Issuance Under Equity Compensation Plans

64

Stock Option Plan

64

Indebtedness of Directors and Executive Officers

65

Directors and Officers Insurance

65

Interest of Informed Persons in Material Transactions

65

Corporate Governance

66

Board of Directors

66

Other Directorships

66

Orientation and Continuing Education

67

Ethical Business Conduct

67

Nomination of Directors

67

Compensation

67

Other Committees of the Board

68

Assessments

68

Audit Committee

68

The Audit Committee’s Charter

68

Composition of the Audit Committee

68

Relevant Education and Experience

69

Audit Committee Oversight

69

Reliance on Certain Exemptions

69

Pre-Approval Policies and Procedures

69

External Auditor Service Fees (By Category)

70

Exemption

70

Information Concerning rimfire

70

Summary Description of Business

70

Intercorporate Relationships

70

Mineral Property Interests

71

Operating Results

72

Management and Board

73

Trading Price and Volume

73

Documents Incorporated By Reference

74

Additional Information Available on SEDAR and EDGAR

75

ADDITIONAL INFORMATION

75

Approval of Board

76

Consent of HAY & WATSON

77

Consent of Haywood Securities Inc.

78

SCHEDULE “A” - AUDIT COMMITTEE CHARTER

A-1

SCHEDULE “B” - FAIRNESS OPINION

B-1

SCHEDULE “C” - INFORMATION CONCERNING THE COMBINED COMPANY

C-1

SCHEDULE “D” - UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE COMBINED COMPANY  D-1

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular including the Schedules hereof.

“Acquisition” means the acquisition of the Rimfire Shares by the Corporation pursuant to the terms and conditions of the Acquisition Agreement;

“Acquisition Agreement” means the acquisition agreement dated June 11, 2009 between the Corporation and Rimfire, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Acquisition Proposal” means, other than the transactions contemplated by the Acquisition Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than Geoinformatics or Rimfire or any of its affiliates, as applicable) after the date of the Acquisition Agreement relating to: (i) any acquisition or sale, direct or indirect, of: (a) any of the assets, business or material property of Geoinformatics or Rimfire, as applicable, and/or one or more of its subsidiaries (including, without limitation, any option or joint venture transactions or any sale or grant of a royalty or similar type of transaction); or (b) any sale of securities of Geoinformatics or Rimfire, as applicable, or any of its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Geoinformatics or Rimfire, as applicable; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Geoinformatics or Rimfire, as applicable, or any of its subsidiaries;

“Acquisition Resolution” means the Ordinary Resolution of the Geoinformatics Shareholders, which is to be considered at the Meeting, approving the acquisition of all the issued and outstanding Rimfire Shares pursuant to the terms and conditions of the Acquisition Agreement;

“Approvals” has the meaning ascribed to that term as set forth in the Acquisition Agreement;

“Arrangement” means the arrangement involving Geoinformatics and Rimfire under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the discretion of the Court in the Final Order with the consent of Geoinformatics and Rimfire, each acting reasonably;

“Articles of the Corporation” collectively, means the Articles of Continuance of Geoinformatics, as amended;

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time;

“Board” or “Board of Directors” means the board of directors of Geoinformatics, as presently constituted;

“Board of Directors Resolutions” means the resolutions authorizing the election of the Incumbent Board and Post-Acquisition Board;

“Business Day” means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Vancouver, British Columbia, Canada;

“Canadian GAAP” means Canadian generally accepted accounting principles or interpretations thereof;

“Canadian Securities Authorities” means the securities regulatory authorities of the provinces and territories of Canada as applicable;

“Canadian Securities Laws” means the securities legislation in all provinces and territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the Canadian Securities Authorities and the published rules and policies of the TSXV;

“Change in Recommendation” has the meaning ascribed thereto under “Particulars of Matters to be Acted Upon – 5.  The Acquisition - The Acquisition Agreement – Termination”;

“Circular” means this management information circular of the Corporation dated as of June 30, 2009 in connection with the Meeting;

“CIM Standards” means the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005;

“Combined Company” means Geoinformatics or its successors after completion of the Arrangement;

“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent of Geoinformatics;

“Confidentiality Agreement” means the confidentiality and non circumvent agreement dated April 14, 2009 made between Geoinformatics and Rimfire and all extensions or amendments thereto;

“Consideration” means the consideration to be received by Rimfire Shareholders and any holders of Rimfire Convertible Securities pursuant to the Plan of Arrangement in consideration for their Rimfire Shares or Rimfire Convertible Securities;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Geoinformatics or Rimfire, as applicable, or any of its subsidiaries is a party or by which Geoinformatics or Rimfire, as applicable, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Converted Geoinformatics Option” means an option to purchase Geoinformatics Shares to be issued in exchange for a Rimfire Option, pursuant to the Plan of Arrangement;

“Corporation” or “Geoinformatics” means Geoinformatics Exploration Inc.;

“Court” means the Supreme Court of British Columbia;

“Disclosure Letters” means the Geoinformatics Disclosure Letter and the Rimfire Disclosure Letter;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System of the SEC;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date;

“Fairness Opinion” means the opinion of Haywood Securities Inc. dated June 11, 2009 that the consideration to be paid by Geoinformatics to the Rimfire Shareholders in connection with the Acquisition Agreement is fair, from a financial point of view, to Geoinformatics and the Geoinformatics Shareholders, a copy of which is at Schedule “B” attached hereto;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to Geoinformatics and Rimfire, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Geoinformatics and Rimfire, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Advisory Agreement” has the meaning ascribed to that term under “Particulars of Matters to be Acted Upon – 5. The Acquisition – Fairness Opinion”;

“Geoinformatics Change in Recommendation” has the meaning ascribed to that term under “Particulars of Matters to be Acted Upon – 5. The Acquisition – The Acquisition Agreement – Termination Fee”;

“Geoinformatics Disclosure Letter” means the letter executed by Geoinformatics and delivered to Rimfire in connection with the execution of the Acquisition Agreement;

“Geoinformatics Line of Credit” has the meaning ascribed to such term as defined under “Information Concerning the Meeting and Proxies – Interest of Certain Persons or Companies in Matters to be Acted Upon”;

“Geoinformatics Material Contract” means any contract: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Geoinformatics; (ii) under which Geoinformatics or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection); (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Geoinformatics or any of its subsidiaries is obligated to make or expects to receive payments in excess of $50,000 over the remaining term of the contract; (vi) that limits or restricts Geoinformatics or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to Geoinformatics and its subsidiaries, considered as a whole; and, for greater certainty, includes the Geoinformatics Material Contracts listed in Section 5.1(u) to the Geoinformatics Disclosure Letter;

“Geoinformatics Name Change” means, prior to the Effective Time, the name change of Geoinformatics to “Kiska Metals Corporation” or such other name as the Board in its discretion may resolve and as acceptable to the TSXV;

“Geoinformatics Option” means an option to purchase Geoinformatics Shares under “Stock Option Plan”;

“Geoinformatics Share Compensation Arrangement” has the meaning ascribed to that term under “Stock Option Plan”;

“Geoinformatics Share Consolidation” means, prior to the Effective Time, the consolidation of the Geoinformatics share capital on the basis of three (3) old Geoinformatics Shares for one (1) new Geoinformatics Share;

“Geoinformatics Shareholders” means the holders of Geoinformatics Shares;

“Geoinformatics Shares” means the common shares in the capital of the Corporation;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; (iii) any quasi governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange, including the TSXV;

“GRP” means Geologic Resource Partners LLC;

“GRP Voting Agreement” means the voting agreement (including all amendments thereto) between Rimfire and GRP setting forth the terms and conditions upon which GRP has agreed to vote its Geoinformatics Shares (including those issuable on the exercise of Geoinformatics Convertible Securities) in favour of the Transaction Resolutions.  See “Particulars of Matters to be Acted Upon – 5.  The Acquisition – The Arrangement – Voting Agreements”;

“Haywood” means Haywood Securities Inc.;

“Increased Board Resolution” means the Ordinary Resolution of Geoinformatics Shareholders to set the number of directors of the Corporation at four (4) at the time of the Meeting and to increase the number of directors to seven (7) at the time the Acquisition is completed;

“Incumbent Board” means the slate of four incumbent directors of Geoinformatics who, if elected by the Geoinformatics Shareholders, will continue in office after the Meeting, if elected, and who will serve until replaced by the second slate of directors, comprised of the Post-Acquisition Board, if elected, on the date and time the Acquisition is completed;

“Interim Order” means the interim order of the Court, in a form acceptable to Geoinformatics and Rimfire, acting reasonably, providing for, among other things, the calling and holding of the Meeting as same may be amended by the Court with the consent of Geoinformatics and Rimfire, each acting reasonably;

“Intermediary” has the meaning ascribed to that term under “Information Concerning the Meeting and Proxies – Voting by Non-Registered Geoinformatics Shareholders”;

“Kennecott” means Kennecott Exploration Company;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C to the Acquisition Agreement;

“Key Third Party Consents” means those consents, approvals and notices required from any third party to proceed with the transactions contemplated by the Acquisition Agreement and the Arrangement pursuant to the Plan of Arrangement and in respect of any Contracts of Rimfire or any of its subsidiaries as set out in Schedule D to the Acquisition Agreement;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSXV), and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal that accompanies this Circular and that forms part of the Meeting Materials whereby Registered Geoinformatics Shareholders are being requested to surrender their Geoinformatics Share certificates prior to the Meeting to be exchanged for new Geoinformatics Share certificates on the basis of one (1) new Geoinformatics Share for three (3) existing Geoinformatics Shares if the Share Consolidation Resolution is approved by Geoinformatics Shareholders at the Meeting;

“Material Adverse Effect on Geoinformatics” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be materially adverse to the business, properties, operations, prospects, results of operations or financial condition of Geoinformatics and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement or the performance of any obligation under the Acquisition Agreement or communication by Geoinformatics of its plans or intentions with respect to Geoinformatics and/or any of its subsidiaries; (ii) changes in the U.S., Canadian or Australian economies in general or the Canadian or U.S. securities markets in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Geoinformatics relative to comparable mineral exploration companies; (v) any change in Canadian GAAP; (vi) any natural disaster provided that it does not have a materially disproportionate affect on Geoinformatics relative to comparable mineral exploration companies;

(vii) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on Geoinformatics relative to comparable mineral exploration companies; (viii) any change in the price of gold, copper or silver; (ix) any change relating to relative currency exchange rates of the currencies in Canada, the U.S., or Australia; or (x) any decrease in the market price or any decline in the trading volume of Geoinformatics Shares on the TSXV (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect on Geoinformatics has occurred);

“Material Adverse Effect on Rimfire” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be materially adverse to the business, properties, operations, prospects, results of operations or financial condition of Rimfire and its subsidiaries, taken as a whole, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement or the performance of any obligation under the Acquisition Agreement or communication by Rimfire of its plans or intentions with respect to Rimfire and/or any of its subsidiaries; (ii) changes in the U.S., Canadian or Australian economies in general or the Canadian or U.S. securities markets in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Rimfire relative to comparable mineral exploration companies; (v) any change in Canadian GAAP; (vi) any natural disaster provided that it does not have a materially disproportionate affect on Rimfire relative to comparable mineral exploration companies; (vii) changes affecting the mining industry generally, provided that such changes do not have a materially disproportionate effect on Rimfire relative to comparable mineral exploration companies; (viii) any change in the price of gold, copper or silver; (ix) any change relating to relative currency exchange rates of the currencies in Canada, the US, or Australia; or (x) any decrease in the market price or any decline in the trading volume of Rimfire Shares on the TSXV (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect on Rimfire has occurred);

“Meeting” or “Geoinformatics Meeting” means the annual and special meeting of the Corporation to be held on July 30, 2009;

“Meeting Materials” collectively means: (a) the Circular; (b) a letter to Geoinformatics Shareholders; (c) either a form of proxy for Registered Geoinformatics Shareholders or a voting instruction form for beneficial Geoinformatics Shareholders; and (d) a Letter of Transmittal; and (e) supplemental mailing card;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Authorities;

“NI 52-110” means National Instrument 52-110 – Audit Committees, of the Canadian Securities Authorities;

“NI 58-101” means National Instrument 58-101 –Disclosure of Corporate Governance Practices, of the Canadian Securities Authorities;

“NP 58-201” means National Policy 58-201 – Corporate Guidance Guidelines, of the Canadian Securities Authorities;

“Name Change Resolution” means the Special Resolution of Geoinformatics Shareholders to authorize an amendment to the Articles of the Corporation to change the name of the Corporation to “Kiska Metals Corporation”, or such other name as the Board in its discretion may resolve and as acceptable to the TSXV, if required;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)

an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)

an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)

each of the three most highly compensated executive officers of the Corporation, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year;

“Non-Registered Geoinformatics Shareholder” means a person who is not a registered Geoinformatics Shareholder in respect of Geoinformatics Shares which are held on behalf of that person but which are registered either: (a) in the name of an Intermediary that the Non-Registered Geoinformatics Shareholder deals with in respect of the Geoinformatics Shares; or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant;

“Notice of Meeting” means the notice of annual and special meeting of the Geoinformatics dated June 30, 2009;

“Order” has the meaning ascribed to that term under “Particulars of Matters to be Acted Upon – 1. Election of Directors – Corporate Cease Trade Orders or Bankruptcies”;

“Ordinary Resolution” means a resolution passed by a least a majority of the votes cast by the Geoinformatics Shareholders who voted in respect of that resolution at the Meeting;

“Outstanding Issue” has the meaning ascribed to that term under “Stock Option Plan”;

“Plan of Arrangement” means the plan of arrangement of Rimfire, and any amendments or variations thereto made in accordance with the provisions of the Acquisition Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Geoinformatics and Rimfire, each acting reasonably;

“Post-Acquisition Board” means the slate of seven (7) nominee directors of Geoinformatics who, if elected by the Geoinformatics Shareholders, will replace the Incumbent Board when the Acquisition is completed;

“Registered Geoinformatics Shareholders” means the registered Geoinformatics Shareholders;

“Response Period” has the meaning ascribed to that term under “Particulars of Matters to be Acted Upon – 5. The Acquisition – The Acquisition Agreement – Right to Match”;

“Rimfire” means Rimfire Minerals Corporation;

“Rimfire 2009 AIF” means Rimfire’s annual information form for the fiscal year ended January 31, 2009 as filed on SEDAR on May 8, 2009;

“Rimfire Arrangement Resolution” means the resolution of Rimfire Shareholders approving the Arrangement at the Rimfire Meeting;

“Rimfire Broker Warrants” means the broker warrants to purchase Rimfire Shares pursuant to broker warrant certificates dated July 5, 2007, which expire on July 5, 2009;

“Rimfire Change in Recommendation” has the meaning ascribed to that term under “Particulars of Matters to be Acted Upon – 5. The Acquisition – The Acquisition Agreement – Termination”;

“Rimfire Convertible Securities” means the Rimfire Options, the Rimfire Broker Warrants and the Rimfire Warrants;

“Rimfire Depositary” means Computershare Investor Services Inc. in its capacity as depositary for the Rimfire Shares under the Arrangement, the purpose of which is, among other things, to exchange certificates representing Rimfire Shares for certificates representing Geoinformatics Shares pursuant to the Arrangement;

“Rimfire Dissent Rights” has the meaning ascribed to that term under “Particulars of Matters to be Acted Upon – 5. The Acquisition – The Arrangement – Overview”;

“Rimfire Dissenting Shareholder” means a registered Rimfire Shareholder who has properly exercised such shareholder’s Rimfire Dissent Rights in respect of the Arrangement in strict compliance with the procedures referred to under “Particulars of Matters to be Acted – Upon 5.  The Acquisition – Terms of the Arrangement” and the Plan of Arrangement, who has not withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of the Rimfire Shareholder’s Rimfire Shares;

“Rimfire Meeting” means the annual and special meeting of Rimfire to be held on July 30, 2009 to approve, among other things, the Arrangement;

“Rimfire Disclosure Letter” means the letter executed by Rimfire and delivered to Geoinformatics in connection with the execution of the Acquisition Agreement;

“Rimfire Material Contract” has the meaning ascribed to such term as defined in the Acquisition Agreement;

“Rimfire Option” means an outstanding option to purchase Rimfire Shares issued pursuant to the Rimfire Stock Option Plan;

“Rimfire Securities” means, collectively, the Rimfire Shares, the Rimfire Broker Warrants, the Rimfire Warrants and the Rimfire Options;

“Rimfire Securityholders” means the holders of the Rimfire Securities;

“Rimfire Shareholders” means holders of Rimfire Shares;

“Rimfire Shares” means the common shares in the capital of Rimfire;

“Rimfire Stock Option Plan” means the stock option plan of Rimfire, as originally approved by Rimfire Shareholders on June 20, 2003, and re-approved by Rimfire Shareholders on June 18, 2008;

“Rimfire Voting Agreements” means the Voting Agreements (including all amendments thereto) between Geoinformatics and each of the directors and officers of Rimfire setting forth the terms and conditions upon which they have agreed to vote their Rimfire Shares (including those issuable on the exercise of Rimfire Convertible Securities) in favour of the Arrangement Resolution.  See “Particulars of Matters to be Acted Upon – 5.  The Acquisition – The Arrangement – Voting Agreements – Rimfire Voting Agreements”;

“Rimfire Warrants” means the warrants to purchase Rimfire Shares pursuant to purchase warrant certificates dated July 5, 2007, which expire on July 5, 2009;

“Schedules” means the schedules attached to and forming part of this Circular;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Share Consolidation Resolution” means the Special Resolution of Geoinformatics Shareholders to authorize an amendment to the Articles of the Corporation to consolidate the existing issued and outstanding Geoinformatics Shares on the basis of three (3) existing and outstanding Geoinformatics Shares for one (1) new Geoinformatics Share;

“Share Exchange Ratio” means 0.87 of a Geoinformatics Share, after giving effect to the Geoinformatics Share Consolidation, for each Rimfire Share;

“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the votes cast by the Geoinformatics Shareholders who voted in respect of that resolution at the Meeting;

“Stock Option Plan” means the 2004 amended and restated stock option plan of Geoinformatics;

“Stock Option Plan Resolution” means the Ordinary Resolution of Geoinformatics Shareholders to re-approve the Stock Option Plan;

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal made by a third party with whom the party to which it is made (the “Target”), and each of the officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute 50% or more of the assets (on a consolidated basis) of the Target or not less than 50% of the common shares of the Target, whether by way of merger, amalgamation, arrangement, share exchange, takeover bid, business combination, or otherwise, that the board of directors of the Target determines in good faith after consultation with its financial advisors and outside legal counsel: (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any extraordinary due diligence condition(s); (iii) is fully financed or is reasonably capable of being fully financed; (iv) that is offered or made to all shareholders in Canada and the United States of the Target on the same terms; and (v) would in the option of the board of directors of the Target acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of the Target, from a financial point of view, than the terms of the Arrangement, after taking into account any change to the Arrangement proposed pursuant to the Acquisition Agreement;

“Target” has the meaning ascribed to that term as set forth in the Acquisition Agreement;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Geoinformatics, Rimfire or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Termination Fee” means the fee in the amount of $500,000 payable in certain circumstances set out in the Acquisition Agreement.  See “Particulars of Matters to be Acted Upon – 5. The Acquisition – The Acquisition Agreement – Termination Fee”;

“Termination Fee Event” has the meaning ascribed to that term under “Particulars of Matters to be Acted Upon – 5. The Acquisition – The Arrangement – Termination Fee”;

“Transaction Resolutions” means, collectively, the Acquisition Resolution, the Increased Board Resolution, the Share Consolidation Resolution and the Name Change Resolution;

“TSXV” means the TSX Venture Exchange;

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time;

“voting instruction form” has the meaning ascribed to that term under “Information Concerning the Meeting and Proxies – Voting by Non-Registered Geoinformatics Shareholders”;

“Whistler Project” has the meaning ascribed to that term under “Particulars of Matters to be Acted Upon – 5. The Acquisition – Reasons for the Acquisition and Recommendation of the Board of Directors”; and

“YBCA” means the Business Corporations Act (Yukon), as amended from time to time.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the Schedules hereto.  This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

Capitalized terms not otherwise defined herein are defined in the Glossary of Terms.

Date, Time and Place of Meeting

The Meeting will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Thursday, July 30, 2009 at 2:30 p.m. (Vancouver time), unless otherwise adjourned or postponed.

Record Date

The record date for the determination of Geoinformatics Shareholders entitled to receive notice of the Meeting is June 29, 2009.  Only Geoinformatics Shareholders whose names have been entered in the registers of Geoinformatics on the close of business on the record date will be entitled to receive notice of and to vote at the Meeting.  See “Information Concerning the Meeting and Proxies”.

Background and Purpose of Meeting

On May 26, 2009, Geoinformatics and Rimfire announced that they had entered into a binding letter of intent in respect of the Acquisition pursuant to which Geoinformatics will acquire all of the outstanding Rimfire Shares by way of a Plan of Arrangement, following the satisfaction of certain regulatory requirements and other conditions.  On June 11, 2009, Geoinformatics and Rimfire entered into the Acquisition Agreement.

The purpose of the Meeting is for Geoinformatics Shareholders to:  (i) receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2008 and the report of the auditor thereon and the unaudited interim consolidated financial statements of the Corporation for the three months ended March 31, 2009; (ii) elect two alternative slates of directors of the Corporation; (iii) appoint the auditors of the Corporation and authorize the Board to fix their remuneration; (iv) re-approve the Stock Option Plan; (v) approve the Acquisition; (vi) increase the number of directors of the Corporation to seven (7) persons with effect immediately prior to the election of the Post-Acquisition Board becoming effective; (vii) approve an amendment to the Articles of the Corporation to consolidate all of the issued and outstanding Geoinformatics Shares on the basis of three (3) existing and outstanding Geoinformatics Shares for one (1) new Geoinformatics Share; and (viii) approve an amendment to the Articles of the Corporation to change the name of the Corporation to “Kiska Metals Corporation” or such other name as the Board in their discretion may resolve and as may be acceptable to the TSXV, if required.  Following the completion of the Acquisition, Rimfire will be a wholly-owned subsidiary of Geoinformatics.

After careful consideration, the Board has unanimously determined that the Acquisition is fair to and in the best interests of the Geoinformatics Shareholders and the Acquisition is in the best interests of the Corporation.  Accordingly, the Board unanimously recommends that Geoinformatics Shareholders vote FOR the Transaction Resolutions.

See “Particulars of Matters to be Acted Upon – 5. The Acquisition”.

Geoinformatics Shareholder Approvals

In order for the Acquisition to be effective, the Arrangement must be approved by the Court and by the Rimfire Shareholders, among other conditions.  Assuming those approvals are obtained, the Corporation requires Geoinformatics Shareholders to approve the Transaction Resolutions; namely, the Acquisition Resolution, the Increased Board Resolution, the Share Consolidation Resolution, and the Name Change Resolution.  The Share Consolidation Resolution and the Name Change Resolution must be passed by at least two-thirds of the votes cast by Geoinformatics Shareholders present in person or by proxy at the Meeting and entitled to vote.  The Acquisition Resolution and the Increased Board Resolution are required to be passed by at least a majority of the votes so cast at the Meeting.  While the Acquisition Resolution is not required under securities or corporate law, Geoinformatics desires to obtain the approval of the Geoinformatics Shareholders for the Acquisition Resolution as a matter of good corporate governance.

It is intended that the Post-Acquisition Board of the Combined Company after the Effective Time will consist of seven members, including five nominees of Rimfire.  The Acquisition is subject to a number of conditions and there can be no assurance that all such conditions will be satisfied or waived.  Accordingly, the Acquisition may not be completed.  While the Corporation requires the vote of the Geoinformatics Shareholders at the Meeting in order to fix the number of directors of the Corporation at seven in order to elect the Post-Acquisition Board, such increase and election cannot become effective unless and until the Acquisition becomes effective.  Hence the Corporation is asking Geoinformatics Shareholders to elect the Incumbent Board and the Post-Acquisition Board, and, in connection with the Post-Acquisition Board, to increase the number of directors from four to seven, with the term of the Incumbent Board to expire, and the election of the Post-Acquisition Board to become effective, at the Effective Time, and with the increase from four to seven directors to become effective immediately prior to the Effective Time.

GRP Voting Agreement

GRP has entered into an agreement with Rimfire dated June 11, 2009 (the “GRP Voting Agreement”) whereby GRP has agreed to vote the Geoinformatics Shares under its control in favour of passing of the Transaction Resolutions. GRP controls, directly or indirectly, approximately 85% of the issued and outstanding Geoinformatics Shares.  See “Particulars of Matters to be Acted Upon – 5.  The Acquisition – The Arrangement – Voting Agreements – GRP Voting Agreement”.

Fairness Opinion

Geoinformatics has retained Haywood Securities Inc. to, among other things, provide Geoinformatics with its Fairness Opinion.  As of the date of the Fairness Opinion, and based on the information and procedures described therein, and subject to the scope of the review, analysis undertaken, and various assumptions, limitations and qualifications set forth in the Fairness Opinion, Haywood Securities Inc. has concluded that the consideration to be paid by Geoinformatics to the Rimfire Shareholders in connection with the Acquisition is fair, from a financial point of view, to Geoinformatics and Geoinformatics Shareholders.

See Schedule “B” to this Circular for the full text of the Fairness Opinion.

The Acquisition

The Acquisition by Geoinformatics of all of the issued and outstanding Rimfire Shares is being effected by way of a Plan of Arrangement.  Upon the conditions of the Acquisition Agreement being satisfied, including Court approval and Rimfire Shareholder approval of the Plan of Arrangement, the Acquisition will become effective and Geoinformatics will acquire all of the then issued and outstanding Rimfire Shares which are not already held by it.

The Acquisition Agreement

As of June 11, 2009, Rimfire and Geoinformatics entered into the Acquisition Agreement pursuant to which Geoinformatics will acquire, subject to certain conditions, all of the issued and outstanding Rimfire Shares.

See “Particulars of Matters to be Acted Upon – 5.  The Acquisition – The Acquisition Agreement” for a detailed summary of the key terms and conditions of the Acquisition Agreement.

Rimfire

Rimfire is a precious and base metals exploration company exploring in western North America and Australia, using the joint-venture business model to advance projects through partnerships with industry majors. Rimfire and partners are exploring a property portfolio of 15 gold and copper-gold projects, including a land package on trend and surrounding the Pogo Gold Mine in Alaska, a claim position in the Quesnel Trough region and an earn-in on three properties covering key ground on trend with the Stawell Gold Mine in Australia.

Since publicly listing in 1999, Rimfire has exposed shareholders to in excess of $35 million in exploration, 85% of which has been funded by partners. As of May 31, 2009, Rimfire currently has a treasury of approximately $5.2 million.

Rimfire is a reporting issuer in the Provinces of British Columbia and Alberta.  The Rimfire Shares are listed for trading on the TSXV under the symbol “RFM”.

See “Notice Regarding Certain Information” and “Information Concerning Rimfire”.

Information About the Combined Company After the Acquisition

Upon completion of the Acquisition, Geoinformatics will be deemed to have acquired all of the issued and outstanding Rimfire Shares and Rimfire will become a wholly-owned subsidiary of the Combined Company.  It is further contemplated that the Combined Company will change its name to “Kiska Metals Corporation”.  The Combined Company will have a sufficient cash position to continue and materially advance the exploration of the Geoinformatics’ Whistler Project in Alaska.  The Combined Company will have a substantial precious metals focused property portfolio, taking advantage of the geographic synergies between Geoinformatics and Rimfire.  The Combined Company’s enhanced management team will be skilled in leveraging exploration by strategic partnerships while the expanded Post-Acquisition Board will have a greater depth of experience in the capital markets and project advancement.  It is expected that the Acquisition will enable the Corporation to create shareholder value through advancement of priority projects and through other value-added transactions.

Risk Factors

There are certain risk factors relating to the businesses of Geoinformatics and Rimfire, as well as risk factors relating to the Combined Company and to the Arrangement, all of which should be carefully considered by Shareholders.

See “ Schedule “C” Information About the Combined Company – Risk Factors.”

GEOINFORMATICS EXPLORATION INC.
80 Richmond Street West, Suite 303
Toronto, Ontario
M5H 2A4

management information circular

Information Concerning The Meeting and Proxies

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Geoinformatics for use at the Meeting to be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Thursday, July 30, 2009 at 2:30 p.m. (Vancouver time) for the purposes set out in the accompanying Notice of Meeting.  References in this Circular to the Meeting include any adjournment or adjournments thereof.  It is anticipated that the solicitation of proxies will be conducted primarily by mail and may be supplemented by telephone or other personal contact to be made by directors, officers and employees of the Corporation, who will not receive extra compensation for such activities.  The cost of solicitation will be borne by the Corporation.

The Board has fixed the close of business on June 29, 2009 as the record date, being the date for the determination of the registered holders of Geoinformatics Shares entitled to receive notice of, and vote at, the Meeting.  Duly completed and executed proxies must be received by Geoinformatics’ registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), at the address indicated on the enclosed envelope (Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1) no later than 2:30 p.m. (Vancouver time) on July 28, 2009, or not later than 48 hours (excluding Saturdays, Sundays or civic or statutory holidays in the City of Vancouver, British Columbia) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of June 30, 2009. All amounts in this Circular are expressed in Canadian dollars, unless otherwise indicated.

Appointment of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Geoinformatics Shareholder desiring to appoint some other person, who need not be a Geoinformatics Shareholder, to represent such Geoinformatics Shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of Computershare indicated on the enclosed envelope no later than 2:30 p.m. (Vancouver time) on July 28, 2009, or no later than 48 hours (excluding Saturdays, Sundays or civic or statutory holidays in the City of Vancouver, British Columbia) before the time of any adjourned Meeting.

A Geoinformatics Shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the Geoinformatics Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Geoinformatics Shares represented by the proxy submitted by a Geoinformatics Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Geoinformatics Shareholder or by a Geoinformatics Shareholder’s attorney authorized in writing (or, if the Geoinformatics Shareholder is a corporation, by a duly authorized officer or attorney) and deposited with the Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; Attention: Proxy Department, at any time up to and including the last Business Day preceding the day of the Meeting, or an adjournment of the Meeting, at which the proxy is to be used, or with the Chairman of the

Meeting on the day of the Meeting or an adjournment of the Meeting, or in any other manner permitted by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Geoinformatics Shares in respect of which they are appointed in accordance with the direction of the Geoinformatics Shareholders appointing them. In the absence of such direction, such Geoinformatics Shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of Geoinformatics knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management of Geoinformatics should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Geoinformatics Shareholders

Only registered Geoinformatics Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most Geoinformatics Shareholders are “non-registered” Geoinformatics Shareholders because the Geoinformatics Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Geoinformatics Shares.

More particularly, a person is not a registered Geoinformatics Shareholder in respect of Geoinformatics Shares which are held on behalf of that person (the “Non-Registered Geoinformatics Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Geoinformatics Shareholder deals with in respect of the Geoinformatics Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, Geoinformatics has distributed copies of the Notice of Meeting, letter to Geoinformatics Shareholders, the Circular, a form of proxy, a Letter of Transmittal, and a supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Geoinformatics Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Geoinformatics Shareholders unless a Non-Registered Geoinformatics Shareholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Geoinformatics Shareholders. Generally, Non-Registered Geoinformatics Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Geoinformatics Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  A Non-Registered Geoinformatics Shareholder receiving a voting instruction form cannot use this form to vote the Geoinformatics Shares held by such Non-Registered Geoinformatics Shareholder directly at the Meeting.  Instead, the voting instruction form must be completed and returned to the Intermediary or the service company in accordance with the instructions; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Geoinformatics Shares beneficially owned by the Non-Registered Geoinformatics Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Geoinformatics Shareholder when submitting the proxy.  In this case, the Non-Registered Geoinformatics Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; Attention: Proxy Department.

In either case, the purpose of these procedures is to permit Non-Registered Geoinformatics Shareholders to direct the voting of the Geoinformatics Shares they beneficially own. Should a Non-Registered Geoinformatics Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Geoinformatics Shareholder), the Non-Registered Geoinformatics Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Geoinformatics Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Geoinformatics Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed below, no director or executive officer of Geoinformatics who has held such position at any time since the beginning of Geoinformatics’ last financial year, each proposed nominee for election as a director of the Corporation and any associates or affiliates of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

On March 9, 2009, Geoinformatics announced it had negotiated a line of credit with GRP to fund the on-going activities of the Corporation. The maximum amount available under the line of credit is $2.6 million and bears interest at an annual rate of 15%, payable at maturity on September 30, 2010 (the “Geoinformatics Line of Credit”).  On March 27, 2009, Geoinformatics drew $1,000,000 and on June 8, 2009 drew a further $750,000 under the Geoinformatics Line of Credit.  Upon completion of the Acquisition, the Combined Company will repay GRP the outstanding balance and interest in connection with the Geoinformatics Line of Credit.

See also “Interest of Informed Persons in Material Transactions”.

Voting Securities and Principal Holders Thereof

Geoinformatics is authorized to issue an unlimited number of Geoinformatics Shares without par or nominal value, of which 75,705,829 Geoinformatics Shares are issued and outstanding as at the date hereof.  The Board has fixed the close of business on June 29, 2009 as the record date, being the date for the determination of the registered Geoinformatics Shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and executive officers of Geoinformatics, as of the date hereof, no person or companies beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding Geoinformatics Shares, except Geologic Resource Partners LLC (“GRP”), which has discretionary trading authority over 64,262,851 Geoinformatics Shares (representing approximately 85% of the outstanding Geoinformatics Shares prior to giving effect to the Acquisition), which are beneficially owned as follows: (a) 31,339,511 Geoinformatics Shares are owned by Geologic Resource Fund Ltd.; (b) 12,280,301 Geoinformatics Shares are owned by Geologic Resource Fund LP; (c) 17,123,680 Geoinformatics Shares are owned by Geologic Resource Opportunities Fund Ltd.; and (d) 3,519,359 Geoinformatics Shares are owned by Geologic Resource Opportunities Fund LP.  GRP is the investment manager of Geologic Resource Fund Ltd., Geologic Resource Fund LP, Geologic Resource Opportunities Fund Ltd. and Geologic Resource Opportunities Fund LP.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

ELECTION OF DIRECTORS

Two Slates of Directors

The Articles of the Corporation provide for a minimum of three (3) and a maximum of ten (10) directors.  At the Meeting, it is proposed that the Geoinformatics Shareholders elect two slates of directors since, as at the date hereof, it is uncertain whether the Acquisition will be completed.  The first slate of directors is comprised of the four (4) incumbent directors (the “Incumbent Board”) of Geoinformatics who will continue in office immediately after the Meeting, (assuming their nomination is approved by the Geoinformatics Shareholders), and who will serve until, and be replaced by the second slate of directors, comprised of the seven (7) Post-Acquisition Board nominees (assuming the Geoinformatics Shareholders elect the Post-Acquisition Board and approve the Increased Board Resolution at the Meeting), at the Effective Time.  If the Acquisition is not completed, the Post-Acquisition Board will not be effective and each member of the Incumbent Board will continue to serve until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation, as amended, or in accordance with the provisions of the YBCA.

Unless a choice is otherwise specified, it is intended that the Geoinformatics Shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the Incumbent Nominees and the Post-Acquisition Board nominees whose names are set forth below.  Management of Geoinformatics does not contemplate that any Incumbent Board nominee or Post-Acquisition Board nominee will be unwilling or unable to serve as a director but if that should occur for any reason prior to the Meeting, it is intended that the persons named in the enclosed form of proxy shall reserve the right to vote for another nominee to either slate of directors in their discretion.

Incumbent Slate

The following table below indicates the names and municipalities of residence of the four (4) nominees for election to the Incumbent Board, the offices held by them with Geoinformatics, their principal occupations, the year from which each has continually served as a director of Geoinformatics and the number of Geoinformatics Shares beneficially owned or controlled, directly or indirectly, by each such person prior to giving effect to the Share Consolidation Resolution or Acquisition.

Name, Province or State, Country of Residence and Position with Geoinformatics	Principal Occupation	Director Since	Number of Geoinformatics Shares beneficially owned or controlled , directly or indirectly, prior to Giving Effect to the Share Consolidation Resolution or Acquisition(1)
JOHN A. KANELLITSAS(2),(5) Idaho, U.S.A. Chairman and Director	Chief Operating Officer of GRP	June 11, 2008	Nil(3),(4)
ROSIE C. MOORE(5) British Columbia, Canada Interim Chief Executive Officer and Director	Interim Chief Executive Officer of the Corporation and a senior research analyst for GRP	June 11, 2008	Nil(3),(6)
GEORGE IRELAND(2),(5) Massachusetts, U.S.A. Director	Chief Investment Officer of GRP	August 18, 2008(7)	85,000(3),(8)
PETER STEIN(2),(5) New York, U.S.A. Director	Senior Consultant at Pacific Road Capital Management and Founder of TaurInvest, LLC	August 18, 2008	Nil(9)

Notes:

(1)

Information as to Geoinformatics Shares beneficially owned, controlled or directed, directly or indirectly, by each nominee, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2)

Member of Audit Committee of the Board.

(3)

Mr. Kanellitsas and Mr. Ireland are officers and partners of, and Ms. Moore is a consultant to, GRP, which has discretionary trading authority over 64,262,851 Geoinformatics Shares.  See “Voting Securities and Principal Holders Thereof”.

(4)

Mr. Kanellitsas owns Geoinformatics Options to purchase 1,000,000 Geoinformatics Shares.

(5)

Member of the Compensation Committee of the Board.

(6)

Ms. Moore owns Geoinformatics Options to purchase 1,100,000 Geoinformatics Shares.

(7)

Mr. Ireland was previously a director of the Corporation from November 16, 2005 to December 31, 2007.

(8)

Mr. Ireland owns Geoinformatics Options to purchase 400,000 Geoinformatics Shares.

(9)

Mr. Stein owns Geoinformatics Options to purchase 400,000 Geoinformatics Shares.

Post-Acquisition Slate

The following table below indicates the names and municipalities of residence of the seven (7) nominees for election to the Post-Acquisition Board, the offices held by them with Geoinformatics, their principal occupations, the year from which each has continually served as a director of Geoinformatics, if applicable, and the number of Geoinformatics Shares beneficially owned or controlled, directly or indirectly, by each such person prior to giving effect to the Share Consolidation Resolution or Acquisition.

Name, Province or State, Country of Residence and Position with Geoinformatics	Principal Occupation	Director Since	Number of Geoinformatics Shares beneficially owned or controlled , directly or indirectly, prior to Giving Effect to the Share Consolidation Resolution or Acquisition(1)
JOHN A. KANELLITSAS(2),(5),(8) Idaho, U.S.A. Chairman and Director	Chief Operating Officer of GRP	June 11, 2008	Nil(3),(4)
ROSIE C. MOORE(5),(8) British Columbia, Canada Interim Chief Executive Officer and Director	Interim Chief Executive Officer of the Corporation and a senior research analyst for GRP	June 11, 2008	Nil(3),(6)
JASON WEBER(7),(8) Port Coquitlam, British Columbia	President and Chief Executive Officer and Director of Rimfire	Post-Acquisition Board Nominee	Nil
DAVID CAULFIELD(7),(8) Quadra Island, British Columbia	Director, Business Development, Rimfire	Post-Acquisition Board Nominee	Nil
BIPIN GHELANI(7),(8) Richmond, British Columbia	Chartered Accountant, Self Employed	Post-Acquisition Board Nominee	Nil
MARK T.H. SELBY(7),(8) Toronto, Ontario	Vice-President, Business Planning and Market Research Quadra Mining Ltd. (mining company)	Post-Acquisition Board Nominee	Nil
WILLIAM G. SCHUR(7),(8) Highland Park, Ilinois	Trial Lawyer, Self Employed	Post-Acquisition Board Nominee	Nil

Notes:

(1)

Information as to Geoinformatics Shares beneficially owned, controlled or directed, directly or indirectly, by each nominee, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2)

Member of Audit Committee of the Board.

(3)

Mr. Kanellitsas is an officer and partner of, and Ms. Moore is a consultant to, GRP, which has discretionary trading authority over 64,262,851 Geoinformatics Shares.  Please see “Voting Securities and Principal Holders Thereof”.

(4)

Mr. Kanellitsas owns Geoinformatics Options to purchase 1,000,000 Geoinformatics Shares.

(5)

Member of the Compensation Committee of the Board.

(6)

Ms. Moore owns Geoinformatics Options to purchase 1,100,000 Geoinformatics Shares.

(7)

As of the date hereof, this person has no position with Geoinformatics and is a Post-Acquisition Board nominee.

(8)

For information about the person’s position(s) with the Combined Company if the Acquisition is completed, see “Schedule “C” – Information Concerning the Combined Company – Directors and Officers of the Combined Company”.

The principal occupation, business or employment of each of the Incumbent Board nominees and Post-Acquisition Board nominees, as applicable, within the past five years is disclosed in the brief biographies set forth below.

John A. Kanellitsas – Chairman and Director and Post-Acquisition Board Nominee.  Mr. Kanellitsas currently serves as a partner and has been the Chief Operating Officer of GRP since its formation in 2004.  He joined Sun Valley Gold, LLC in 2002 where he was the Chief Operating Officer and was involved in the launch of GRP in 2004. From 1990 until 1999, Mr. Kanellitsas was employed by Morgan Stanley & Co. in New York and San Francisco, where he was an Executive Director and Principal in the Equity Capital Markets Department and the Institutional Equity Division.  Prior to joining Morgan Stanley, Mr. Kanellitsas was an Associate in the Corporate Finance Department at Drexel Burnham Lambert.  Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University.

Rosie C. Moore – Interim Chief Executive Officer and Director and Post-Acquisition Board Nominee. Ms. Moore has served as the Interim Chief Executive Officer of Geoinformatics since December 2008. Ms. Moore has consulted as a senior research analyst for GRP since early 2006.   Her career in global mining and metals exploration spans over 22 years, initially as a geologist on projects in the Americas but with increasing roles in corporate management (Diamond Fields Resources, Pan American Silver, Bear Creek Mining) and investment/capital markets (Yorkton Securities, GRP) in the past 15 years.  From August 2004 through March 2005, Ms Moore was CEO and President of Wealth Minerals Limited.  Ms. Moore holds B.S. and M.S. degrees in Geology from Kent State University.

George Ireland – Director.  Mr. Ireland has been the Chief Investment Officer and Chief Executive Officer of GRP, an investment management firm which specialized in investing in the mining and metals industries on a worldwide basis, since its formation in 2004.  From 2000 to 2004, he was General Partner of Ring Partners, LP, an investment partnership which merged into GRF.   From 1991 to 2000, Mr. Ireland was an analyst at Knott Partners LP.  Mr. Ireland graduated from Phillips Academy and the University of Michigan with degrees in Geology and Resource Economics.  Mr. Ireland also serves on the Boards of Directors of Merrill & Ring Inc, a private timber company in the United States.

Peter Stein – Director.  Mr. Stein has over 25 years investment banking experience in the United States and Latin America as a financier and metals trader. Prior to joining Pacific Road Capital Management as a consultant in June 2007, Peter founded TaurInvest LLC in 2000, a firm that specializes in merger and acquisition advisory work for small to medium size mining and energy companies in Latin America, Africa and Australia. Additionally, the firm is active in capital raising for niche funds in private equity and venture capital as well as private placements.  In addition, Mr. Stein was head of origination for Donaldson Lufkin & Jenrette’s investment and merchant banking operation in Latin America. Mr. Stein is a graduate of St. Louis University.

Jason Weber – Post-Acquisition Board Nominee.  Mr. Weber holds a B.Sc. in geology and is a registered professional geoscientist.  Mr. Weber was appointed President and Chief Executive Officer of Rimfire on December 1, 2007 after serving as Manager, Corporate Communications for Rimfire since December 1999.  Prior to employment with Rimfire, Mr. Weber was an exploration geologist working in Central and North America.

David Caulfield – Post-Acquisition Board Nominee.  Mr. Caulfield holds a B.Sc. in geology and is a registered professional geoscientist.  Mr. Caulfield has been a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia.  Mr. Caulfield was Chief Executive Officer for Rimfire from 1998 until December 2007.

Bipin Ghelani – Post-Acquisition Board Nominee.  Mr. Ghelani has been a Chartered Accountant since 1972, having completed his education in London, England.  Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

Mark T.H. Selby – Post-Acquisition Board Nominee.  Mr. Selby holds a B.Comm. (Hons.) degree and is currently Vice President, Business Planning and Market Research for Quadra Mining Ltd.  Mr. Selby founded Selby & Co in 2006 to provide consulting advice to mining companies and investors on the outlook for base metals and resource equity valuation.  His prior positions include Assistant Vice-President, Strategic Planning & Business Development (2005-2007) and Director, Market Research (2001-2004) with Inco Limited and was Principal at Mercer Management Consulting (1994-2001).

William G. Schur – Post-Acquisition Board Nominee.  Mr. Schur earned an A.B. degree from Dartmouth College in 1972, with a major in Government followed by a J.D. from Cornell University.  He was admitted to the Bar in Illinois and the United States District Court for the Northern District of Illinois in 1975 and the United States Court of Appeals for the Seventh Circuit in 1978.  He is also a member of the Trial Bar of the United States District Court for the Northern District of Illinois.  Mr. Schur currently has a law practice in the city of Chicago, Illinois.

Corporate Cease Trade Orders or Bankruptcies

No proposed Incumbent Director nominee or Post-Acquisition Board nominee is, as of the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation), that: (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed Incumbent Board nominee or Post-Acquisition Board nominee is, as of the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed Incumbent Board nominee or Post-Acquisition Board nominee (including any personal holding companies of the proposed directors) has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or proposed director.

Penalties or Sanctions

No proposed Incumbent Board nominee or Post-Acquisition Board nominee (including any personal holding companies of the proposed directors) has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The resolutions authorizing the election of the Incumbent Board and Post-Acquisition Board (collectively, the “Board of Directors Resolutions”) must be approved by an Ordinary Resolution by the Geoinformatics Shareholders, either in person or by proxy at the Meeting.  Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the Board of Directors Resolutions.

The Board believes that the Board of Directors Resolutions are in the best interests of Geoinformatics and therefore unanimously recommends that Geoinformatics Shareholders vote in favour of the Board of Directors Resolutions and the two slates of directors referred to therein.

2.

APPOINTMENT OF AUDITORS

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of McGovern, Hurley, Cunningham, LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of the Geoinformatics Shareholders and to authorize the directors to fix their remuneration. McGovern, Hurley, Cunningham, LLP, Chartered Accountants, were first appointed as auditors of the Corporation on June 11, 2008.

3.

RE-APPROVAL OF THE STOCK OPTION PLAN

The Meeting will consider and if deemed appropriate, re-approve the Stock Option Plan, as more particularly described under “Stock Option Plan” below.  Pursuant to the policies of the TSXV, “rolling” stock option plans, such as the Stock Option Plan, must be approved by Geoinformatics Shareholders on an annual basis.  Geoinformatics Shareholders previously approved the Stock Option Plan at the annual and special meeting of Geoinformatics Shareholders held on July 11, 2008.

The Stock Option Plan Resolution must be approved by an Ordinary Resolution by the Geoinformatics Shareholders, either in person or by proxy at the Meeting.  Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the Stock Option Plan Resolution.

The Board believes that the re-approval by the Geoinformatics Shareholders of the Stock Option Plan is in the best interests of Geoinformatics and therefore unanimously recommends that Geoinformatics Shareholders vote in favour of this resolution.

4.

INCREASE BOARD SIZE

The Articles of the Corporation provide that the Board consists of a minimum of three (3) directors and a maximum of ten (10) directors.  Currently, there are four (4) members of the Board.  In order for the Post-Acquisition Board nominees to be elected by the Geoinformatics Shareholders at the Meeting, the size of the Board must be increased from four (4) to seven (7) persons.

See also “Particulars of Matters to be Acted Upon – 1.  Election of Directors – Two Slates of Directors”, “Particulars of Matters to be Acted Upon – 1.  Election of Directors – Incumbent Slate” and “Particulars of Matters to be Acted Upon – 1.  Election of Directors – Post-Acquisition Board” above for more information on the Post-Acquisition Board who will become members of the Board if the Increased Board Resolution is approved by Geoinformatics Shareholders at the Meeting and the Acquisition is completed.

The Increased Board Resolution must be approved by an Ordinary Resolution by the Geoinformatics Shareholders, either in person or by proxy at the Meeting.  Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the Increased Board Resolution which follows.

“BE IT RESOLVED THAT:

1.

the Board is hereby authorized to increase the size of the Board from four (4) to seven (7) persons with effect immediately prior to the election of the Post-Acquisition Board becoming effective until changed in a manner permitted by the YBCA;

2.

notwithstanding that this resolution has been duly passed by the Geoinformatics Shareholders, the Board is hereby authorized and empowered, if they decide not to proceed with increasing the Board size to seven persons as set out in paragraph 1 of this resolution, to revoke paragraph 1 of this resolution at any time prior to the completion of the Acquisition, without further notice to or approval of the Geoinformatics Shareholders;

3.

the Board be empowered to determine from time to time the number of directors of Geoinformatics, and the number of directors of Geoinformatics to be elected at any annual meeting of the Geoinformatics

Shareholders provided that such number shall not be less than the minimum number nor more than the maximum number of directors of Geoinformatics provided for in the articles of Geoinformatics, as the same may be amended from time to time; and

4.

the directors and officers of Geoinformatics or any one or more of them be and they are hereby authorized to do such things as may be necessary or desirable to accomplish the foregoing resolutions.”

The Board believes that the Increased Board Resolution is in the best interests of the Corporation and therefore unanimously recommends that Geoinformatics Shareholders vote in favour of this resolution.

5.

THE ACQUISITION

Background to the Acquisition

Throughout late 2008, Geoinformatics was engaged in seeking strategic opportunities to improve the Corporation’s financial position in the short term and to build shareholder value in the longer term.  Chief among the objectives was preserving and developing the Corporation’s key assets and retaining key personnel.  A number of potential transactions were identified and evaluated, resulting in the Corporation’s announcement on February 23, 2009 of a merger proposal with a TSX-listed company.  That transaction did not go forward and Geoinformatics announced its termination on March 9, 2009.

The Corporation initially engaged Haywood Securities Inc. (“Haywood”) in February 2009 as financial adviser in connection with the earlier merger proposal.  After the proposal was terminated, Haywood continued to explore opportunities for Geoinformatics.

In March 2009, Haywood approached management of Rimfire to discuss a potential merger transaction with Geoinformatics.  Geoinformatics was attracted to this potential combination for several reasons: (i) Rimfire had a strong cash position; (ii) it had a skilled technical management team; and (iii) Rimfire’s portfolio presented geographic synergies.  A dialogue ensued and, on April 14, 2009, Geoinformatics and Rimfire entered into the Confidentiality Agreement and commenced due diligence reviews.  On May 11, 2009, Geoinformatics formally engaged Haywood as its financial advisor for a potential merger transaction with Rimfire.

On May 25, 2009, Geoinformatics and Rimfire entered into a binding letter of intent in respect of a transaction whereby Geoinformatics would acquire all of the Rimfire Shares and Rimfire would become a wholly-owned subsidiary of Geoinformatics.  The binding letter of intent was subject to a number of conditions, including the completion of due diligence by both Geoinformatics and Rimfire and the negotiation and completion of a formal agreement.

On June 11, 2009, Geoinformatics and Rimfire entered into the Acquisition Agreement

Geoinformatics Shareholder Approval of the Acquisition

Under corporate and securities law and the requirements of the TSXV, Geoinformatics is not required to obtain the approval of Geoinformatics Shareholder in respect of the Acquisition Resolution.  As a matter of good corporate governance, the Board is seeking the approval of the Acquisition Resolution by a majority of Geoinformatics Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting.

In accordance with the Acquisition Agreement, the Acquisition Resolution must be approved by a majority of the votes cast, either in person or by proxy at the Meeting.  In the absence of any instructions to the contrary, the Geoinformtics Shares represented by proxies received by management of the Corporation will be voted FOR the approval of the Acquisition Resolution.

GRP has entered into an agreement with Rimfire dated June 11, 2009 (the “GRP Voting Agreement”) whereby GRP has agreed to vote the Geoinformatics Shares under its control in favour of passing of the Acquisition Resolution.  GRP controls, directly or indirectly, approximately 85% of the issued and outstanding shares of the Corporation.  Notwithstanding that the Acquisition Resolution is not required, Geoinformatics intends to be bound by the results of the vote on the Acquisition Resolution and will proceed with the Acquisition only in the event of a favourable vote.

Reasons for the Acquisition and Recommendation of the Board of Directors

After considering the terms of the Acquisition Agreement, together with the matters summarized below, the Board unanimously determined on June 11, 2009 that the Acquisition is fair to Geoinformatics Shareholders and is in the best interests of Geoinformatics.  Accordingly, the Board unanimously recommends that Geoinformatics Shareholders vote FOR the Acquisition Resolution.

In making its determination and recommendation, the Board considered a number of factors, including:

•

Strength of the Combined Company to Develop the Whistler Project.  If the Acquisition is completed, it is expected that the Combined Company will have a sufficient cash position to continue and materially advance the exploration of the Geoinformatics’ Whistler Project in Alaska.  The Whistler Project is located 150 km northwest of Anchorage, Alaska and covers an area of approximately 440 km2. The Whistler Project is situated within the same geological belt that hosts the world class Pebble copper-gold porphyry deposit.  The Whistler Project area comprises a gold-copper porphyry district with multiple mineralized systems identified by geological mapping, geophysical techniques and geochemical surveys;

•

Enhanced Portfolio in Mining-Friendly Jurisdictions.  The Combined Company will have an enhanced precious metals portfolio of properties located on two continents.  These projects are all in stable, mining-friendly jurisdictions: Alaska, Nevada, British Columbia, Mexico and Australia.  An expanded focus is expected to create shareholder value by advancement of priority projects and the pursuit of value-added consolidation;

•

Strong Management Ability and Skills.  The Combined Company will have a strong Post-Acquisition Board who have expertise in capital markets and project advancement, and an enhanced management team skilled in leveraging exploration by strategic partnerships.  It is presently contemplated that five (5) of the current directors and officers of Rimfire will continue to be directors or officers of the Combined Company.  See “Information Concerning the Combined Company” at Schedule “C” attached to this Circular;

•

Acquisition Agreement.  The terms and conditions of the Acquisition Agreement include the ability of the Board of Directors under certain circumstances to respond to unsolicited Superior Proposals and to furnish information to and conduct negotiations with third parties and, upon payment to Geoinformatics of a $500,000 Termination Fee, for Rimfire to terminate the Acquisition Agreement and accept a Superior Proposal.  The Board is of the view that the Termination Fee is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers;

•

Fairness Opinion.  The Board has received an opinion from Haywood, the financial advisor to the Board, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the consideration to be paid by Geoinformatics to the Rimfire Shareholders pursuant to the Acquisition Agreement, is fair, from a financial point of view, to Geoinformatics and Geoinformatics Shareholders.  The full text of the Fairness Opinion is at Schedule “B” attached to this Circular;

•

GRP Voting Agreement.  GRP, which controls, directly or indirectly, approximately 85% of the issued and outstanding Geoinformatics Shares, has entered into the GRP Voting Agreement whereby GRP has agreed to vote the Geoinformatics Shares under its control in favour of passing the Transaction Resolutions; and

•

Geoinformatics Shareholder Approval.  Geoinformatics Shareholders, although not required as a matter of corporate and securities law or by the TSXV, will be given the opportunity to approve of the Acquisition Resolution at the Meeting as a matter of good corporate governance.

The foregoing summary of the factors considered by the Board is not intended to be exhaustive of all of the factors considered by the Board in reaching its conclusions and making its recommendation.  The members of the Board evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of Geoinformatics and Rimfire and based upon the advice of its advisors.  In view of the numerous factors considered in connection with their evaluation of the Acquisition, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusions and recommendation.  In addition, individual members of the Board may have given different weight to different factors.

The Arrangement

Overview

From the perspective of Rimfire, the Acquisition is being effected by way of a “plan of arrangement” under the BCBCA.  Under this transaction structure, Rimfire is required to obtain Court and Rimfire Shareholder approvals in order to implement the Plan of Arrangement.  Under the Acquisition Agreement, these approvals are conditions precedent to the completion of the Acquisition.

Under the BCBCA, Rimfire Shareholders have dissent rights (see definition of Rimfire Dissent Rights) entitling them, in effect, to opt out of the Acquisition with Geoinformatics and, instead, to receive a payment from Rimfire in consideration for the cancellation of their Rimfire Shares.  Dissenting Rimfire Shareholders will receive no Geoinformatics Shares.  While payments by Rimfire to Rimfire Dissenting Shareholders will deplete the cash balance in Rimfire’s treasury, the Acquisition Agreement imposes a condition in favour of Geoinformatics that entitles Geoinformatics to terminate the Acquisition Agreement if holders of more than 5% of the issued and outstanding Rimfire Shares exercise the Rimfire Dissent Rights.

The Acquisition does not involve a “Plan of Arrangement” from the perspective of Geoinformatics.  Geoinformatics Shareholders do not have dissent rights in respect of the Acquisition or any other matters for consideration at the Geoinformatics Meeting.

As a condition of the Acquisition Agreement, Rimfire is effecting the transactions contemplated therein by seeking an Interim Order and Final Order of the Court to effect the Arrangement.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate.  If any such amendments are made, depending on the nature of the amendments, Geoinformatics and Rimfire may not be obligated to complete the transactions contemplated in the Acquisition Agreement.  The Court must grant the Final Order approving the Arrangement in order for the Arrangement to become effective.

If the Rimfire Shareholders approve the Rimfire Arrangement Resolution on the basis described above, it is expected that the Arrangement will be effected on or about August 5, 2009 following receipt of the Final Order, and upon all other conditions of the Acquisition Agreement having been satisfied or waived, the Acquisition will be completed.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Schedule “A” to the Acquisition Agreement which is available for review as part of Geoinformatics’ public disclosure on SEDAR at www.sedar.com.

At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

each Rimfire Share held by a Rimfire Dissenting Shareholder will be deemed to be transferred to Rimfire for cancellation and Rimfire will be obliged to pay the amount determined in accordance with Article 4 of the Plan of Arrangement;

(b)

each Rimfire Share (other than those held by a Rimfire Dissenting Shareholder or Geoinformatics or any subsidiary of Geoinformatics) will be deemed to be transferred to Geoinformatics and Geoinformatics will issue Geoinformatics Shares in accordance with the Share Exchange Ratio for each Rimfire Share; and

(c)

each Rimfire Option outstanding immediately prior to the Effective Time, whether or not vested, will be exchanged for a Converted Geoinformatics Option to acquire Geoinformatics Shares in the manner set out in the Plan of Arrangement.  The number of Geoinformatics Shares which may be acquired upon exercise of a Converted Geoinformatics Option and the exercise price of such Converted Geoinformatics Option will be adjusted in accordance with the Share Exchange Ratio.  Each Converted Geoinformatics Option will have the same terms and conditions as the Rimfire Option that such Converted Geoinformatics Option was exchanged for, provided that no Converted Geoinformatics Option will terminate prior to the expiry date therefor as a result of the holder thereof ceasing to be employed, engaged as a consultant, officer or director or otherwise in a service relationship with Rimfire.

Without limiting the provisions of the Plan of Arrangement relating to amendments, modifications and supplements thereto, the parties to the Acquisition Agreement may amend the Plan of Arrangement by written agreement from time to time up to, but not later than, the Effective Time.  Notwithstanding the foregoing, after receipt of approval of the Rimfire Shareholders there shall be no amendment to the terms of the Acquisition Agreement and the Plan of Arrangement that by Law requires further approval of the Rimfire Securityholders without further approval of such holders.  In addition, the Plan of Arrangement provides that Geoinformatics and Rimfire may amend, vary and/or supplement the Plan of Arrangement at any time from time to time provided that any such amendment, variation or supplement is contained in a written document filed with the Court and, if made following the Rimfire Meeting, is approved by the Court and communicated to the Rimfire Securityholders in the manner required by the Court (if so required).  Any amendment, variation or supplement to the Plan of Arrangement may be proposed by any of Geoinformatics and Rimfire at any time prior to or at the Rimfire Meeting with or without any prior notice or communication and, if so proposed and approved at the Rimfire Meeting, shall become part of the Plan of Arrangement.  Any amendment, variation or supplement to the Plan of Arrangement which is approved or directed by the Court following the Rimfire Meeting is effective only if it is consented to in writing by Rimfire.

As of June 19, 2009, there were Rimfire Options outstanding which were exercisable to acquire a total of 2,190,000 Rimfire Shares at prices of $0.20 to $2.04 with various expiry dates to March, 2014.

Rimfire Options will be exchanged for Converted Geoinformatics Options pursuant to the terms of the Plan of Arrangement.  The terms of the Converted Geoinformatics Options will be the unchanged from the terms of the Rimfire Option exchanged, except as set forth in the Plan of Arrangement.

As of June 19, 2009, there were an aggregate of 3,040,292 Rimfire Warrants and Rimfire Broker Warrants outstanding.  All of the outstanding Rimfire Broker Warrants and Rimfire Warrants, if not exercised by July 5, 2009, will expire.  As such, there will be no Rimfire Broker Warrants or Rimfire Warrants outstanding after July 5, 2009 and the only Rimfire Convertible Securities outstanding will be the Rimfire Options.

No fractional Geoinformatics Shares shall be issued pursuant to the Arrangement.  Where a Rimfire Shareholder is to receive Geoinformatics Shares as consideration under the Arrangement, the number of Geoinformatics Shares to be issued shall be rounded up to the nearest whole Geoinformatics Share in the event that a Rimfire Shareholder is entitled to a fractional share representing 0.5 or more of a Geoinformatics Share and shall be rounded down to the nearest whole Geoinformatics Share in the event that a Rimfire Shareholder is entitled to a fractional share representing less than 0.5 of a Geoinformatics Share.

Voting Agreements

GRP Voting Agreement

Rimfire has entered into the GRP Voting Agreement with GRP whereby GRP has agreed to:

•

support the Acquisition and vote its Geoinformatics Shares, representing approximately 85% of the issued and outstanding Geoinformatics Shares, in favour of the Acquisition Resolution, the Geoinformatics Share Consolidation Resolution and Geoinformatics Name Change Resolution;

•

not to solicit, initiate, encourage, entertain or facilitate any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

•

not to sell, transfer or assign its Geoinformatics Shares,

until the earlier of the Effective Time and the time at which the Acquisition Agreement is terminated in accordance with its terms.

In addition, under the GRP Voting Agreement, GRP has agreed that it will not, until December 31, 2009, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of its Geoinformatics Shares (including Geoinformatics Shares acquired upon the exercise of Geoinformatics Convertible Securities) such or the voting rights attached thereto held by it at the Effective Date without the prior written consent of Geoinformatics, provided that such consent will not be necessary if the transfer is to an affiliate (within the meaning of the BCBCA) where such affiliate executes an agreement on substantially the same terms as the GRP Voting Agreement, agreeing to be bound by the provisions of the GRP Voting Agreement.

GRP has further agreed that, provided that at least two (2) of the seven (7) directors comprising the Board will be nominees of GRP, GRP will, for a period commencing on the Effective Date and ending on the earlier of (i) two years from the Effective Date and (ii) the date on which GRP holds less than 20% of the voting rights attached to all outstanding voting securities of Geoinformatics, vote, or cause to be voted, the Geoinformatics Shares held by GRP from time to time in accordance with the unanimous recommendations of the Board on any matters to be submitted to the Geoinformatics Shareholders.  For greater certainty, a unanimous recommendation of the Board requires a resolution of directors of Geoinformatics approved by all directors (excluding conflicted directors) by written consent resolution or at a meeting of directors at which all directors are present.

Rimfire Voting Agreements

Geoinformatics has entered into the Rimfire Voting Agreements with each of the directors and officers of Rimfire whereby they have agreed:

•

to support the Arrangement and vote their Rimfire Shares, representing in aggregate approximately 12% of the outstanding Rimfire Shares, in favour of the Rimfire Arrangement Resolution;

•

not to solicit, initiate, encourage, entertain or facilitate any inquiries or the making of any proposal which does or could constitute an Acquisition Proposal or potential Acquisition Proposal; and

•

not to sell, transfer or assign their Rimfire Shares,

until the earlier of the Effective Time and the time at which the Acquisition Agreement is terminated in accordance with its terms.

Although Rimfire’s objective is to have the Effective Date occur as soon as possible after the Rimfire Meeting, the Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Expenses of the Acquisition

The estimated fees, costs and expenses of Geoinformatics in connection with the Acquisition including, without limitation, filing fees, legal and accounting fees, and printing and mailing costs are anticipated to be approximately $625,000.

The Acquisition Agreement

The Arrangement will be carried out pursuant to the Acquisition Agreement and the Plan of Arrangement.  The following description of certain material provisions of the Acquisition Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Acquisition Agreement and the Plan of Arrangement which is attached thereto as Schedule “A”, a copy of which is available on SEDAR at www.sedar.com.

The Acquisition Agreement contains representations and warranties made by Geoinformatics and Rimfire.  These representations and warranties were made by and to the parties thereto for the purposes of the Acquisition Agreement and are subject to the limitations and qualifications agreed to by the parties in connection with negotiating and entering into the Acquisition Agreement.  In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Geoinformatics Shareholders or may have been used for the purpose of allocating risk between the parties rather than for the purpose of establishing facts.  Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Acquisition Agreement.

Effective as of June 11, 2009, Geoinformatics and Rimfire entered into the Acquisition Agreement, under which it was agreed, among other things and subject to the terms and conditions set forth in the Acquisition Agreement, that Geoinformatics would acquire all of the issued and outstanding Rimfire Shares in exchange for the issuance of Geoinformatics Shares on the basis of 0.87 Geoinformatics Shares, after giving effect to the Geoinformatics Share Consolidation, for every one Rimfire Share.

Covenants of Geoinformatics and Rimfire Regarding the Conduct of Business

Geoinformatics and Rimfire have each agreed to certain customary covenants relating to its conduct of business from the date of the Acquisition Agreement until the Effective Date or the termination of the Acquisition Agreement.  In particular, and without limitation, Geoinformatics and Rimfire have agreed not to:

(a)

take any action except in the ordinary course of business of it and its subsidiaries, and to use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify shares in its capital or in the capital of any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment in respect of its shares owned by any person or the securities of any subsidiary owned by a person other than itself, other than, in the case of any subsidiary wholly-owned by itself, any dividends payable to itself or any other wholly-owned subsidiary of itself; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of itself or its subsidiaries, or any Geoinformatics Convertible Securities or Rimfire Convertible Securities, as applicable, or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of itself or its subsidiaries, other than the issuance of its shares issuable pursuant to the terms of the outstanding Geoinformatics Convertible Securities or Rimfire Convertible Securities, as applicable; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of its outstanding securities or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of itself or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with Canadian GAAP; (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax Return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

(i) sell, option, joint venture, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of itself or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $50,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)

enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(e)

other than as is necessary to comply with applicable Laws: (i) grant to any of its officers, employees or directors or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officers, employees, or directors or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any of its officers, employees or directors or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any benefit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of its directors, officers or its employees or former directors, officers, employees or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any of its directors, executive officers or employees or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against itself and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Acquisition Agreement or the Plan of Arrangement, for an amount that exceeds $50,000 in the aggregate;

(g)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect itself or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect itself or any of its subsidiaries from competing in any manner;

(h)

waive, release or assign any material rights, claims or benefits of itself or any of its subsidiaries;

(i)

enter into any agreement that would be considered a Geoinformatics Material Contract or Rimfire Material Contract (as such terms are defined in the Acquisition Agreement), as applicable, or amend in any material respect, transfer or terminate any Geoinformatics Material Contract or Rimfire Material Contract, as applicable;

(j)

change any method of Tax accounting, make or change any Tax election, file any materially amended Tax return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(k)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any Approvals listed in Section 6.1(k) of the Geoinformatics Disclosure Letter or Section 6.1(k) of the Rimfire Disclosure Letter, as applicable, or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for Approvals;

(l)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Arrangement or the other transactions contemplated by the Acquisition Agreement;

(m)

take any action or enter into any transaction that would preclude the Canadian tax cost “bump” rules from applying upon an amalgamation or winding-up of itself (or its successor by amalgamation) including pursuant to paragraphs 88(1)(c) and 88(1)(d) and subsection 87(11) of the Tax Act;

(n)

take any action or fail to take any action that would preclude Geoinformatics’ acquisition of Rimfire from qualifying as a reorganization described under Section 368(a) of the U.S. Tax Code;

(o)

take any action which would render any representation or warranty made by it in the Acquisition Agreement untrue at any time prior to the Effective Date if then made; or

(p)

agree, resolve or commit to do any of the foregoing.

Geoinformatics and Rimfire have also agreed to use commercially reasonable efforts to cause their current insurance (or re-insurance) policies, or those of their subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless replacement policies having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

Each of Geoinformatics and Rimfire has agreed to promptly notify the other in writing of (i) any circumstance or development that to its knowledge is or could reasonably be expected to constitute a Material Adverse Effect on Geoinformatics or a Material Adverse Effect on Rimfire, respectively; (ii) Geoinformatics and Rimfire will also notify the other upon becoming aware that any of its representations and warranties in the Acquisition Agreement are untrue or inaccurate in any material respect; or (iii) if it has breached any of its covenants or agreements contained in the Acquisition Agreement.

Covenants of Rimfire Relating to the Acquisition

Rimfire has agreed in the Acquisition Agreement to certain customary covenants relating to the completion of the Arrangement, including, without limitation, to:

(a)

apply for and use its best efforts to obtain all Key Regulatory Approvals relating to Rimfire or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Geoinformatics reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Geoinformatics with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Geoinformatics’ outside counsel on an “external counsel” basis), in order for Geoinformatics to provide its comments thereon, which shall be given due and reasonable consideration;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of the Acquisition Agreement all third party consents, approvals and notices required under any of the Rimfire Material Contracts, and all Key Third Party Consents;

(c)

elect in its return of income under Part I of the Tax Act for its taxation year ending immediately before the acquisition of control of Rimfire not to have subsection 256(9) of the Tax Act apply; and

(d)

defend all lawsuits or other legal, regulatory or other proceedings against Rimfire challenging or affecting the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement.

Covenants of Geoinformatics Regarding the Performance of Obligations

Geoinformatics has agreed in the Acquisition Agreement to certain customary covenants relating to completion of the Arrangement, including, without limitation, to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Geoinformatics or any of Geoinformatics’ subsidiaries which are typically applied for by an offeror and, in doing so, keep Rimfire reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Rimfire with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Rimfire’s outside counsel on an “external counsel” basis), in order for Rimfire to provide its reasonable comments thereon;

(b)

subject to the terms and conditions of the Acquisition Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided therein;

(c)

defend all lawsuits or other legal, regulatory or other proceedings against Geoinformatics challenging or affecting the Acquisition Agreement or the consummation of the transactions contemplated by the Acquisition Agreement;

(d)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Geoinformatics to consummate the Arrangement or the other transactions contemplated by the Acquisition Agreement;

(e)

following the Effective Time, take all steps required and cause Rimfire or its successor to take all steps required to fulfill the obligations of Rimfire or is successor to deliver Geoinformatics Shares on any exercise of Rimfire Options, Rimfire Broker Warrants or Rimfire Warrants;

(f)

subject to applicable Law (including the rules or policies of the TSXV) vote all Rimfire Shares, if any, beneficially owned by it in favour of the Arrangement;

(g)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSXV of the Geoinformatics Shares comprising the Consideration and all Geoinformatics Shares that would be issued on the exercise of any Rimfire Convertible Securities outstanding at the Effective Time, subject only to satisfaction by Geoinformatics of customary post-closing conditions imposed by the TSXV;

(h)

apply for and use commercially reasonable efforts to obtain TSXV approval for the Geoinformatics Share Consolidation and Geoinformatics Name Change;

(i)

use its commercially reasonable efforts to obtain as soon as practicable all third party consents, approvals and notices required under any of the Geoinformatics Material Contracts; and

(j)

within five (5) Business Days following the Effective Date, settle, pay, discharge and otherwise satisfy all material debts and liabilities of Geoinformatics and its subsidiaries other than liabilities shown as accruals in Section 5.1(j) of the Geoinformatics Disclosure Letter, which liabilities will be satisfied by Geoinformatics as such liabilities become due and payable.

Mutual Covenants

Each of Geoinformatics and Rimfire agreed in the Acquisition Agreement that during the period from the date of the Acquisition Agreement until the Effective Date or the termination of the Acquisition Agreement:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Acquisition Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other party in connection with the performance by it and its subsidiaries of their obligations under the Acquisition Agreement; in addition, subject to the terms and conditions of the Acquisition Agreement, none of the parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Acquisition Agreement;

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Acquisition Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Acquisition Agreement; and

(c)

it shall be responsible for the payment of any professional fees and expenses and other fees and expenses incurred by it in connection with the Arrangement (including, but not limited to, fees and expenses of legal counsel, accountants, investment bankers, brokers or other representatives or consultants).

Conditions to the Acquisition Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The obligations of Geoinformatics and Rimfire to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent, each of which may only be waived with the mutual consent of Geoinformatics and Rimfire:

(a)

Geoinformatics and Rimfire will have allowed the other party’s authorized representatives to have full access, to the extent reasonable, to all of its offices, properties, books and records from the date of the Acquisition Agreement until the earlier of June 30, 2009 and the date this Circular is mailed and filed, for the purpose of enabling such party to conduct due diligence investigations, and if at any time, Geoinformatics and Rimfire determines that it has come into possession of information concerning Geoinformatics and Rimfire which significantly adversely affects the decision of Geoinformatics and Rimfire to continue with the Arrangement, Geoinformatics and Rimfire, as applicable, will give notice to the other of such information and after a reasonable opportunity to correct such information, to the extent possible, and may thereafter terminate the Acquisition Agreement;

(b)

the Arrangement Resolution will have been approved by at least 66 2/3% of the Rimfire Shareholders voting as a single class at the Rimfire Meeting in accordance with the Interim Order;

(c)

the Interim Order and the Final Order will each have been obtained on terms consistent with the Acquisition Agreement, and will not have been set aside or modified in a manner unacceptable to Geoinformatics and Rimfire acting reasonably;

(d)

there will not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation against Geoinformatics or Rimfire which will prevent the consummation of the Arrangement;

(e)

Geoinformatics Shares to be issued in the United States (or to residents of the United States) pursuant to and in accordance with the terms of the Acquisition Agreement and the Arrangement will be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act;

(f)

the Key Regulatory Approvals will have been obtained;

(g)

the Key Third Party Consents will have been obtained;

(h)

the Acquisition Agreement will not have been terminated in accordance with its terms;

(i)

the distribution of the securities pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws and will not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities);

(j)

no action, suit or proceeding, will have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) will have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by the Acquisition Agreement, (ii) which would render the Acquisition Agreement, the Geoinformatics Voting Agreements or the Rimfire Voting Agreement unenforceable in any way or frustrate the purpose and intent thereof or of the Acquisition Agreement, or (iii) resulting in any material judgment or assessment of material damages, directly or indirectly; and

(k)

the Acquisition Resolution, the Name Change Resolution and the Share Consolidation Resolution will have been adopted by the required majority of the Geoinformatics Shareholders voting as a single class at the Geoinformatics Meeting.

Additional Conditions Precedent to the Obligations of Geoinformatics

The obligation of Geoinformatics to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Geoinformatics and may be waived by Geoinformatics):

(a)

all covenants of Rimfire under the Acquisition Agreement to be performed on or before the Effective Time shall have been duly performed by Rimfire in all material respects;

(b)

all representations and warranties made by Rimfire in the Acquisition Agreement that are qualified by the expression “Rimfire Material Adverse Effect” will be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), and all other representations and warranties made by Rimfire in the Acquisition Agreement will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date);

(c)

the Rimfire Voting Agreements will have been entered into by the directors and officers of Rimfire and all representations and warranties made by such directors and officers in the Rimfire Voting Agreements will be true and correct in all respects, without regard to materiality, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the directors and officers of Rimfire will have complied in all material respects with all covenants set forth in the Rimfire Voting Agreements that are to be complied with on or before the Effective Date; and (iii) none of the Rimfire Voting Agreements will have been terminated, and no event will have occurred that, with notice or lapse of time or both, would give Geoinformatics the right to terminate any of the Rimfire Voting Agreements;

(d)

since the date of the Acquisition Agreement, there will not have been any event, occurrence, development or circumstance that, individually or in the aggregate, has had or could reasonably be expected to be a Rimfire Material Adverse Effect;

(e)

holders of no more than 5% of the Rimfire Shares will have exercised Dissent Rights; and

(f)

at the Effective Time, Rimfire will deliver to GRP a certified cheque in same day freely transferable funds payable at par in Vancouver, payable to GRP (or as GRP may otherwise direct) in an amount equal to all monies owing to GRP by Geoinformatics and its subsidiaries.

Additional Conditions Precedent to the Obligations of Rimfire

The obligation of Rimfire to complete the Arrangement is subject to the following conditions precedents (each of which is for the exclusive benefit of Rimfire and may be waived by Rimfire):

(a)

all covenants of Geoinformatics under the Acquisition Agreement to be performed on or before the Effective Time will have been duly performed by Geoinformatics in all material respects;

(b)

the representations and warranties made by Geoinformatics in the Acquisition Agreement that are qualified by the expression “Geoinformatics Material Adverse Effect” will be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Geoinformatics in the Acquisition Agreement will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date);

(c)

since the date of the Acquisition Agreement, there will not have been any event, occurrence, development or circumstance that, individually or in the aggregate, was or could reasonably be expected to be a Geoinformatics Material Adverse Effect;

(d)

the GRP Voting Agreement will have been entered into by GRP and: (i) all representations and warranties made by GRP in the GRP Voting Agreement will be true and correct in all respects, without regard to materiality, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); (ii) GRP will have complied in all material respects with all covenants set forth in the GRP Voting Agreement; and (iii) the GRP Voting Agreement will not have been terminated, and no event will have occurred that, with notice or lapse of time or both, would give Rimfire the right to terminate the GRP Voting Agreement;

(e)

the total indebtedness and liabilities of Geoinformatics as at the Effective Date will not exceed $2.2 million;

(f)

Geoinformatics will have delivered evidence satisfactory to Rimfire of the approval of the listing and posting for trading on the TSXV of the Geoinformatics Shares comprising the Consideration and all Geoinformatics Shares that would be issued on the exercise of any Rimfire Convertible Securities outstanding at the Effective Time, subject only to standard listing conditions;

(g)

Geoinformatics will have entered into an agreement with Kennecott to amend the strategic alliance between Kennecott and Geoinformatics on terms satisfactory to Rimfire, in its sole discretion; and

(h)

the articles of Geoinformatics will have been amended to give effect to the Geoinformatics Share Consolidation and the Geoinformatics Name Change.

Non-Solicitation Covenants

Pursuant to the Acquisition Agreement, and subject to certain exceptions described therein, Geoinformatics and Rimfire have each agreed not to, directly or indirectly through its representatives, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations with any person (other than the other party or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Change in Recommendation.

Each of Geoinformatics and Rimfire has also agreed that it shall, and shall cause its subsidiaries and representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted previously by such party, and to discontinue access to and request the return or destruction of any of its confidential information previously provided to third parties to the extent it is entitled to do so.

Notwithstanding the foregoing, if at any time prior to obtaining the approval of the Rimfire Arrangement Resolution at the Rimfire Meeting, either Geoinformatics or Rimfire receives a written Acquisition Proposal that its board of directors determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal, then such party may: (a) furnish information with respect to the other party and its subsidiaries to the person making such Acquisition Proposal; and/or (b) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal, provided that the party shall not, and shall not allow its representatives to, disclose any non-public information with respect to the party to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, the other party; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

Right to Accept a Superior Proposal

If prior to obtaining the approval of the Rimfire Arrangement Resolution at the Rimfire Meeting either Geoinformatics or Rimfire receives a written Acquisition Proposal that its board of directors determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal, then such party may, provided it is in compliance with its requirements to notify the other:

(a)

furnish information with respect to the other and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)

enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that such party shall not, and shall not allow its representatives to, disclose any non-public information with respect to the other to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, the other party; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

Each party shall promptly notify the other, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal including the material terms and conditions thereof, and the indentity of the person.  If Geoinformatics or Rimfire receives an Acquisition Proposal which its board of directors concludes in good faith constitutes a Superior Proposal, its board of directors may, subject to compliance with the procedures and certain other terms and conditions set forth in the Acquisition Agreement, terminate the Acquisition Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Right to Match

Pursuant to the Acquisition Agreement, each of Geoinformatics and Rimfire has covenanted that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal unless: (i) the party has complied with the non-solicitation covenants of the Acquisition Agreement and has provided the other with a copy of the Superior Proposal; and (ii) a period of four Business Days (the “Response Period”) has elapsed from the date that is the later of (a) the date on which the other party receives written notice from party’s board of directors that it has determined to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, and (b) the date the other party receives a copy of the Superior Proposal.

During the Response Period, the other party will have the right, but not the obligation, to offer to amend the Acquisition Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration.  The board of directors of the party will review any such offer by the other party to amend the Acquisition Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the other party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the other party to be amended.  If the board of directors of the party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, such board, will cause the party to enter into an amendment to the Acquisition Agreement with the other party incorporating the amendments to the Acquisition Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect.  If the board of directors of the party determines, after consultation with its financial advisors and outside counsel that the Acquisition Proposal continues to be a Superior Proposal, the Party may approve and recommend that holders of its common shares accept such Superior Proposal and may terminate the Acquisition Agreement in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal will constitute a new Acquisition Proposal for the purposes and the other party will be afforded a new Response Period.

Termination

The Acquisition Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Acquisition Agreement or the Arrangement Resolution by the Geoinformatics Shareholders or the Arrangement by the Court):

(a)

by mutual written agreement of Geoinformatics and Rimfire;

(b)

by either Geoinformatics or Rimfire, if:

(i)

the Arrangement is not completed by September 30, 2009;

(ii)

there will have been enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Geoinformatics or Rimfire from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)

the Rimfire Shareholders will have failed to approve the Rimfire Arrangement Resolution in accordance with the Interim Order;

(iv)

the Geoinformatics Shareholders will have failed to approve the Acquisition Resolution; or

(v)

a Superior Proposal is accepted by a Target, the other party does not elect to match such Superior Proposal, and the Target pays the Termination Fee; or

(c)

by Geoinformatics, if:

(i)

prior to obtaining approval of the Rimfire Shareholders, the board of directors of Rimfire fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Geoinformatics or fails to reaffirm its recommendation of the Arrangement within five days (and in any case prior to the Rimfire Meeting) after having been requested in writing by Geoinformatics to do so, in a manner adverse to Geoinformatics, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five days (or beyond the date which is one day prior to the Rimfire Meeting, if sooner) shall be considered an adverse modification) (a “Rimfire Change in Recommendation”);

(ii)

any of the conditions precedent to the obligation of Geoinformatics to complete the Arrangement is not satisfied, and such condition is incapable of being satisfied by September 30, 2009;

(iii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Rimfire set forth in the Acquisition Agreement will have occurred that would cause the conditions precedent to the obligation of Geoinformatics to complete the Arrangement not to be satisfied, and such conditions are incapable of being satisfied by September 30, 2009;

(iv)

Rimfire is in breach or in default of any of the non-solicitation or right to match provisions of the Acquisition Agreement other than an immaterial breach of Rimfire’s obligation to provide notice of an Acquisition Proposal to Geoinformatics in the prescribed period; or

(v)

the Rimfire Meeting has not occurred on or before September 15, 2009, provided that it was not caused by a failure by Geoinformatics to fulfill any obligation under the Acquisition Agreement; or

(d)

by Rimfire, if:

(i)

prior to obtaining approval of the Geoinformatics Shareholders, the Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Rimfire or fails to reaffirm its recommendation of the Arrangement within five days (and in any case prior to the Geoinformatics Meeting) after having been requested in writing by Rimfire to do so, in a manner adverse to Rimfire, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five days (or beyond the date which is one day prior to the Geoinformatics Meeting, if sooner) shall be considered an adverse modification) (a “Geoinformatics Change in Recommendation”);

 (ii)

any of the conditions precedent to the obligation of Rimfire to complete the Arrangement is not satisfied, and such condition is incapable of being satisfied by September 30, 2009;

(iii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Geoinformatics set forth in the Acquisition Agreement will have occurred that would cause the conditions precedent to the obligation of Rimfire to complete the Arrangement not to be satisfied, and such conditions are incapable of being satisfied by September 30, 2009;

(iv)

Geoinformatics is in breach or in default of any of the non-solicitation or right to match provisions of the Acquisition Agreement other than an immaterial breach of Geoinformatics’ obligation to provide notice of an Acquisition Proposal to Rimfire in the prescribed period; or

(v)

the Geoinformatics Meeting has not occurred on or before September 15, 2009, provided that it was not caused by a failure by Rimfire to fulfill any obligation under the Acquisition Agreement.

Termination Fee

The Acquisition Agreement provides that, if a Termination Fee Event occurs, Geoinformatics or Rimfire, as applicable, will pay the other party (by wire transfer of immediately available funds) the Termination Fee.  A “Termination Fee Event” means the termination of the Acquisition Agreement:

(a)

by Geoinformatics if there has been a Rimfire Change in Recommendation (except where the Rimfire Change in Recommendation which has led to the termination has been made solely because a Material Adverse Effect on Geoinformatics has occurred; (ii) Rimfire is in breach or in default of any of the non-solicitation or right to match provisions of the Acquisition Agreement other than an immaterial breach of Rimfire’s obligation to provide notice of an Acquisition Proposal to Geoinformatics within a prescribed period; or (iii) Rimfire enters into an agreement, understanding or arrangement with respect to a Superior Proposal and Geoinformatics does not elect to match such Superior Proposal;

(b)

by Rimfire if there has been a Geoinformatics Change in Recommendation (except where the Geoinformatics Change in Recommendation which has led to the termination has been made solely because a Material Adverse Effect on Rimfire has occurred); (ii) Geoinformatics is in breach or in default of any of the non-solicitation or right to match provisions of the Acquisition Agreement other than an immaterial breach of Rimfire’s obligation to provide notice of an Acquisition Proposal to Geoinformatics within a prescribed period; or (iii) Geoinformatics enters into an agreement, understanding or arrangement with respect to a Superior Proposal and Rimfire does not elect to match such Superior Proposal;

(c)

by Geoinformatics if the Arrangement is not completed by September 30, 2009 or the Rimfire Meeting has not occurred on or before September 15, 2009, but only if prior to the termination of the Acquisition Agreement, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Rimfire will have been made to Rimfire or publicly announced by any person (other than Geoinformatics or any of its affiliates) and within 12 months following the date of such termination:

(i)

the Acquisition Proposal is consummated; or

(ii)

Rimfire and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the board of directors of Rimfire approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter.

(d)

by Rimfire if the Arrangement is not completed by September 30, 2009 or the Geoinformatics Meeting has not occurred on or before September 15, 2009, but only if prior to the termination of the Acquisition Agreement, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal with respect to Geoinformatics will have been made to Geoinformatics or publicly announced by an person (other than Rimfire or any of its affiliates) and within 12 months following the date of such termination:

(i)

the Acquisition Proposal is consummated; or

(ii)

Geoinformatics and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the board of directors of Geoinformatics approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter.

If a Termination Fee Event occurs due to a termination of the Acquisition Agreement by either party, the Termination Fee will be payable within five Business Days following such Termination Fee Event.

Amendment of the Acquisition Agreement

The Acquisition Agreement and the Plan of Arrangement may be amended by mutual written agreement of the parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)

change the time for performance of any of the obligations or acts of the parties;

(b)

waive any inaccuracies or modify any representation or warranty contained in the Acquisition Agreement or in any document delivered pursuant thereto;

(c)

waive compliance with or modify any of the covenants contained in the Acquisition Agreement and waive or modify performance of any of the obligations of the parties; and/or

(d)

waive compliance with or modify any mutual conditions precedent herein in the Acquisition Agreement.

Fairness Opinion

Pursuant to a letter agreement dated May 11, 2009 (the “Financial Advisory Agreement”), Geoinformatics retained Haywood as financial advisor to Geoinformatics and the Board in connection with the Acquisition.  Haywood was engaged to render a written opinion as to the fairness, from a financial point of view, of the consideration to be paid by Geoinformatics pursuant to the Acquisition.  Haywood was not engaged to make (and has not made) an independent formal valuation of Geoinformatics or Rimfire or of their respective material assets or securities.

In connection with the consideration of the Acquisition by the Board, Haywood delivered its oral opinion on May 25, 2009 which was subsequently confirmed in a written opinion.  Based on its review and subject to the assumptions and limitations summarized therein, Haywood was of the opinion that, as of the date of the written opinion, the consideration being offered by Geoinformatics to the holders of Rimfire Shares is fair, from a financial point of view, to Geoinformatics and the Geoinformatics Shareholders.

The full text of the written opinion of Haywood dated June 11, 2009 which sets forth the assumptions made, matters considered and limitations on the review undertaken, is set out as Schedule “B” to this Circular.  The Haywood opinion was prepared at the request and for the information of the Board.  The opinion is directed only to the fairness, from a financial point of view, of the consideration payable by Geoinformatics pursuant to the Acquisition, and does not address the merits of the underlying decision by the Board to participate in the Acquisition and does not constitute a recommendation of any kind to any Geoinformatics Shareholder as to how such Geoinformatics Shareholder should vote with respect to the matters to be considered at the Meeting.  The foregoing summary of the fairness opinion is qualified in its entirety by the full text of the fairness opinion which is attached as Schedule “B” to this Circular.

Haywood will receive a fee for its services in connection with the Financial Advisory Agreement, a portion of which is contingent upon the completion of the Acquisition.  Geoinformatics has also agreed to indemnify Haywood and certain related persons against liabilities in connection with its engagement.  In the ordinary course of its business, Haywood and its affiliates may actively trade in the debt and equity securities of Geoinformatics and Rimfire for their and such affiliates’ accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.  Haywood may continue providing investment banking services to Geoinformatics and any subsidiary of Geoinformatics following completion of the Acquisition.

Recommendation of the Board

The Board has unanimously determined that the Acquisition is fair to and in the best interests of, Geoinformatics and the Geoinformatics Shareholders, and recommends that the Geoinformatics Shareholders vote FOR the Acquisition Resolution to be considered at the Meeting, the details of which are discussed below.

In arriving at their recommendation, the Board considered a number of factors, including the following:

(a)

the Acquisition is expected to provide a sufficient cash position for Geoinformatics to materially advance the exploration of the Whistler Project in Alaska;

(b)

the Acquisition will consolidate a precious metals focussed property portfolio with geographic synergies in Alaska, British Columbia and Nevada;

(c)

the Acquisition will strengthen management who are skilled in leveraging exploration opportunities with international mining companies and a board of directors (i.e., the Post-Acquisition Board) with experience in capital markets and project advancement;

(d)

the Haywood fairness opinion concluded that the consideration payable by Geoinformatics to the holders of the Rimfire Shares in connection with the Acquisition is fair, from a financial point of view, to Geoinformatics and the Geoinformatics Shareholders;

(e)

information concerning the results of operations, performance, financial condition and prospects of each of Geoinformatics and Rimfire on an individual company basis and on a combined basis;

(f)

the results and scope of the due diligence review conducted by the members of management and counsel to Geoinformatics with respect to the business and scope of Rimfire; and

(g)

information with respect to recent and historical trading prices and trading multiples of the publicly traded shares of Geoinformatics and Rimfire and current economic, industry and market conditions affecting each of the companies.

The Board also considered the terms of the Acquisition Agreement and the structure of the transaction.  Based on all of these factors and such other factors as the Board deemed relevant, the Board approved the Acquisition Agreement and the transactions contemplated thereby.

This discussion of the information and the factors considered and given weight by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board in reaching the determination to approve and recommend the business combination.  The Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

Acquisition Resolution

The Acquisition Agreement provides, among other things, that upon the Arrangement being completed, (a) each of the outstanding Rimfire Shares (excluding Rimfire Shares held by Rimfire Dissenting Shareholders who are ultimately determined to be paid the fair value of their Rimfire Shares in respect of which they have exercised their Rimfire Dissent Rights in accordance with the Arrangement and any Rimfire Shares held, directly or indirectly, by Geoinformatics immediately prior to the effective time of the Arrangement) will be and be deemed to be irrevocably transferred to Geoinformatics, after giving effect to the Share Consolidation Resolution, in exchange for 0.87 of a post-consolidation Geoinformatics Share (or 2.6 pre-consolidation Geoinformatics Shares); and (b) each of the outstanding Rimfire Options will be and be deemed to be irrevocably transferred to Geoinformatics in exchange for a Converted Geoinformatics Option in the manner set out in the Acquisition Agreement.

Based on the number of Rimfire Shares outstanding as of June 19, 2009, Geoinformatics will be required (i) to issue an aggregate of approximately 22,365,308 Geoinformatics Shares to the shareholders of Rimfire in exchange for their Rimfire Shares; and (ii) to replace certain of the issued and outstanding stock options of Rimfire, and to replace or assume the obligations under share purchase warrants issued by Rimfire to purchase Rimfire Shares, outstanding on the effective date of the Arrangement, and reserve for issuance a sufficient number of Geoinformatics Shares for delivery upon the exercise of such options and such warrants, namely approximately 1,905,300 Geoinformatics Shares.

Based on the number of options and warrants to purchase Rimfire Shares outstanding on June 19, 2009, upon completion of the Acquisition, holders of options to purchase Rimfire Shares will be entitled to purchase an aggregate of approximately 1,905,300 Geoinformatics Shares and the current warrants to purchase Rimfire Shares will expire prior to the completion of the Acquisition and such warrantholders will not be entitled to purchase Geoinformatics Shares thereafter.

The Acquisition Resolution must be approved by an Ordinary Resolution of Geoinformatics Shareholders, either in person or by proxy at the Meeting.  Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the Acquisition Resolution which follows.

“BE IT RESOLVED THAT:

1.

Geoinformatics is hereby authorized to acquire all of the issued and outstanding Rimfire Shares (the “Acquisition”);

2.

notwithstanding that this resolution has been duly passed by the Geoinformatics Shareholders, the Board is hereby authorized and empowered, if they decide not to proceed with the Acquisition, to revoke this resolution at any time prior to the completion of the Acquisition, without further notice to or approval of the Geoinformatics Shareholders; and

3.

the directors and officers of Geoinformatics or any one or more of them be and they are hereby authorized to do such things as may be necessary or desirable to accomplish the foregoing resolutions.”

The Board believes that the Acquisition Resolution is in the best interests of Geoinformatics and therefore unanimously recommends that Geoinformatics Shareholders vote in favour of this resolution.

6.

GEOINFORMATICS CONSOLIDATION OF SHARE CAPITAL

Basis of the Geoinformatics Share Consolidation

Pursuant to the Acquisition Agreement, Geoinformatics Shareholders will be asked at the Meeting to consider and approve, by way of a Special Resolution, the consolidation of the issued and outstanding Geoinformatics Shares on the basis of one (1) new Geoinformatics Share for three (3) existing Geoinformatics Shares (the “Geoinformatics Share Consolidation”).  The Board believes that the consolidation of the Geoinformatics Shares should enhance their marketability as an investment and should facilitate additional financings to fund operations of the Combined Company in the future.

In the event that the Geoinformatics Share Consolidation would otherwise result in a Geoinformatics Shareholder holding a fraction of a Geoinformatics Share, it is intended that such Geoinformatics Shareholder will not receive any new Geoinformatics Shares for such fraction.  Notwithstanding the approval of the proposed Geoinformatics Share Consolidation by the Geoinformatics Shareholders, the Board, in its sole discretion, may revoke the Special Resolution, and abandon the Geoinformatics Share Consolidation without further approval or action by, or prior notice to, the completion of the Acquisition.

Risks Associated with the Geoinformatics Share Consolidation

There can be no assurance that the market price of the consolidated Geoinformatics Shares will increase as a result of the Geoinformatics Share Consolidation. The marketability and trading liquidity of the consolidated Geoinformatics Shares may not improve.  The Geoinformatics Share Consolidation may result in some Geoinformatics Shareholders owning “odd lots” of less than 100 Geoinformatics Shares which may be more difficult for such Geoinformatics Shareholders to sell or which may require greater transaction costs per share to sell.

Principal Effects of the Geoinformatics Share Consolidation

The principal effects of the Geoinformatics Share Consolidation include the following:

•

the fair market value of each Geoinformatics Share may increase and will, in part, form the basis upon which further Geoinformatics Shares or other securities of Geoinformatics will be issued;

•

the number of issued and outstanding Geoinformatics Shares will be significantly reduced from 75,705,829 Geoinformatics Shares to up to approximately 25,235,276 Geoinformatics Shares, based on the Share Exchange Ratio or such lesser whole or fractional number of Geoinformatics Shares that the Board, in its sole discretion, determines to be appropriate;

•

the exercise prices and the number of Geoinformatics Shares issuable upon the exercise or deemed exercise of any stock options and warrants of Geoinformatics will be automatically adjusted based on the Geoinformatics Share Consolidation; and

•

as Geoinformatics currently has an unlimited number of Geoinformatics Shares authorized for issuance, the Geoinformatics Share Consolidation will not have any effect on the number of Geoinformatics Shares available for issuance.

Effect on Fractional Geoinformatics Shareholders

No fractional Geoinformatics Shares will be issued if, as a result of the Geoinformatics Share Consolidation, a Registered Geoinformatics Shareholder would otherwise become entitled to a fractional Geoinformatics Share.  If as a result of the Geoinformatics Share Consolidation a fraction results, the fraction will be rounded down to the next owest whole number.

After the Geoinformatics Share Consolidation, then current Geoinformatics Shareholders will have no further interest in Geoinformatics with respect to their fractional Geoinformatics Shares.  The elimination of fractional interests will reduce the number of post-consolidation Geoinformatics Shareholders to the extent that there are Geoinformatics Shareholders holding Geoinformatics Shares that are not in a multiple of three.  This is not, however, the purpose for which Geoinformatics is effecting the Geoinformatics  Share Consolidation.

Effect on Geoinformatics Share Certificates

If the Geoinformatics Share Consolidation is approved by the Geoinformatics Shareholders and implemented by the Board, the Registered Geoinformatics Shareholders will be required to exchange their Geoinformatics Share certificates representing pre-consolidation Geoinformatics Shares for new Geoinformatics Share certificates representing post-consolidation Geoinformatics Shares.  Accordingly, Registered Geoinformatics Shareholders will be sent a Letter of Transmittal with their Meeting Materials and requested to deliver their Geoinformatics Share certificates to Geoinformatics’ depositary, Computershare, located at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.  See the Letter of Transmittal for delivery instructions and contact details.  The Letter of Transmittal will contain instructions on how to surrender Geoinformatics Share certificate(s) representing pre-consolidation Geoinformatics Shares to Computershare as depositary.  Computershare will forward to each registered Geoinformatics Shareholder who has sent the required documents a new Geoinformatics Share certificate representing the number of post-consolidation Geoinformatics Shares to which the Geoinformatics Shareholder is entitled.  Until surrendered, each Geoinformatics Share certificate representing pre-consolidation Geoinformatics Shares will be deemed for all purposes to represent the number of whole post-consolidation Geoinformatics Shares to which the holder is entitled as a result of the Geoinformatics Share Consolidation.

Procedure for Implementing the Geoinformatics Share Consolidation

If the Special Resolution is approved by the Geoinformatics Shareholders and the Board decides to implement the Share Consolidation, Geoinformatics will promptly file Articles of Amendment pursuant to the YBCA to amend the Articles of Continuance of Geoinformatics.  The Geoinformatics Share Consolidation will become effective on the date shown in the Certificate of Amendment issued pursuant to the YBCA.

Geoinformatics will be delivering a Letter of Transmittal to Registered Geoinformatics Shareholders as part of the Meeting Materials whereby Registered Geoinformatics Shareholders are being requested to surrender his, her or its Geoinformatics Share certificate(s) in advance of the Meeting which will be returned to said Geoinformatics Shareholder if the Share Consolidation Resolution is not approved at the Meeting.

No Dissent Rights

Under the YBCA, Geoinformatics Shareholders do not have any dissent and appraisal rights with respect to the proposed Geoinformatics Share Consolidation.

Special Resolution

The YBCA requires that the Share Consolidation Resolution must be approved by a Special Resolution of the Geoinformatics Shareholders, either in person or by proxy at the Meeting.  Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the Share Consolidation Resolution which follows.

“BE IT RESOLVED as a Special Resolution of the Geoinformatics Shareholders that:

1.

the Articles of Continuance of Geoinformatics, as amended, be amended to change the number of issued and outstanding Geoinformatics Shares by consolidating the issued and outstanding Geoinformatics Shares on the basis of one (1) new Geoinformatics Share for each three (3) existing Geoinformatics Shares or for such other lesser whole or fractional number of existing Geoinformatics Shares that the Board, in its sole discretion, determine to be appropriate, and in the event that the Share Consolidation would otherwise result in a Geoinformatics Shareholder holding a fraction of a Geoinformatics Share, such holder shall not receive any whole new Geoinformatics Shares for each such fraction, such amendment to become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of Geoinformatics to implement such a Share Consolidation, but in any event not later than the Business Day immediately prior to the effective date of the Arrangement, subject to the approval of the TSXV;

2.

any director or officer of Geoinformatics is authorized and directed for and in the name of and on behalf of Geoinformatics to execute and deliver or cause to be delivered Articles of Amendment to the Registrar of Corporations under the YBCA and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this Special Resolution;

3.

notwithstanding that this Special Resolution has been duly passed by the Geoinformatics Shareholders, the Board may in its sole discretion revoke this Special Resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the Geoinformatics Shareholders; and

4.

any one director or officer of Geoinformatics be and the same is hereby authorized and directed for and in the name of and on behalf of Geoinformatics to execute or cause to be executed, whether under corporate seal of Geoinformatics or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The Board believes that the Share Consolidation Resolution is in the best interests of Geoinformatics and therefore unanimously recommends that Geoinformatics Shareholders vote in favour of this resolution.

7.

NAME CHANGE

At the Meeting, the Geoinformatics Shareholders will be asked to consider and, if deemed advisable, pass a Special Resolution (the “Name Change Resolution”) authorizing Geoinformatics to file articles of amendment under the YBCA to change the name of the Corporation from “Geoinformatics Exploration Inc.” to “Kiska Metals Corporation”, or to such other name as the Board deems appropriate and as may be approved by the regulatory authorities, including the TSXV.

Although approval for the Name Change Resolution is being sought at the Meeting, such a name change would become effective following the Arrangement, if approved, at a date in the future to be determined by the Post-Acquisition Board when the Post-Acquisition Board considers it to be in the best interests of the Combined Company to implement such a change of name.

The Board desires to change the name of Geoinformatics to simplify the name and to more accurately reflect the activities and new focus which the Combined Company will carry on following the completion of the Acquisition.

The Board may determine not to implement the Name Change Resolution at any time after the Meeting and after receipt of necessary regulatory approvals, but prior to the issuance of a certificate of amendment, without further action on the part of the Geoinformatics Shareholders.  Even if authorized by the Geoinformatics Shareholders, the Name Change Resolution will not be implemented unless the Arrangement is implemented.

The YBCA requires that the Name Change Resolution be approved by a Special Resolution of Geoinformatics Shareholders, either in person or by proxy at the Meeting.  Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the Name Change Resolution which follows.

“BE IT RESOLVED as a Special Resolution of the Geoinformatics Shareholders that:

1.

upon completion of the Acquisition, Geoinformatics is authorized to file articles of amendment pursuant to section 175(1)(a) of the YBCA to change the name of the Corporation from “Geoinformatics Exploration Inc.” to “Kiska Metals Corporation”, or such other name that the Post-Acquisition Board deems appropriate and as may be approved by the regulatory authorities (including the TSXV), to become effective at a date in the future to be determined by the Post-Acquisition Board when the Post-Acquisition Board considers it to be in the best interests of Geoinformatics to implement such a name change;

2.

any one director or officer of the Combined Entity be and is hereby authorized and directed to execute and deliver, or cause to be delivered, articles of amendment pursuant to section 175(1)(a) of the YBCA, and to do and perform all such acts and things, sign such documents and take all such other steps as, in the opinion of such director or officer, may be considered necessary or desirable to carry out the purpose and intent of this resolution;

3.

notwithstanding that this Special Resolution has been duly passed by the Geoinformatics Shareholders, the Post-Acquisition Board may in their sole discretion revoke this Special Resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the Geoinformatics Shareholders; and

4.

any one director or officer of Geoinformatics be and the same is hereby authorized and directed for an in the name of and on behalf of Geoinformatics to execute or cause to be executed, whether under corporate seal of Geoinformatics or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and deliver of such documents or the doing of any such act or thing.”

The Board believes that the Name Change Resolution is in the best interests of Geoinformatics and therefore unanimously recommends that Geoinformatics Shareholders vote in favour of this resolution.

Statement of Executive Compensation

On September 18, 2008, the Canadian securities regulatory authorities published a revised executive compensation disclosure form, National Instrument Form 51-102F6 – Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008) (the “New Form 51-102F6”), which replaced the previous executive compensation disclosure form, National Instrument Form 51-102F6 – Statement of Executive Compensation (the “Old Form 51-102F6”). Section 9 of the New Form 51-102F6 sets out the transition rules between the Old Form 51-102F6 and the New Form 51-102F6 and provides, among other things, that for the Corporation’s financial year ended December 31, 2008, the Corporation shall disclose its executive compensation regime in accordance with the New Form 51-102F6 and may disclose its executive compensation regime in accordance with the New Form 51-102F6 for the Corporation’s financial years ended December 31, 2007 and December 31, 2006.

Readers of this Circular will note that there are a number of differences between the disclosure requirements set out in New Form 51-102F6 and Old Form 51-102F6. New Form 51-102F6 requires, among other things, the inclusion of a section entitled “Compensation Discussion and Analysis”, revised requirements for the format of various tables and explanatory disclosure, the consolidation on disclosure of compensation paid under incentive plans into one section, disclosure of equity-based compensation based on grant date fair value of the grant or award, expanded disclosure on termination or change of control payments and disclosure for compensation paid to directors. The Corporation previously provided detailed disclosure regarding compensation paid to the Board in its Management Information Circular dated May 13, 2008 prepared in connection with the Corporation’s annual general and special meeting of shareholders held on June 17, 2008 under the section entitled “Compensation of Directors”. In compliance with New Form 51-102F6, compensation for the Board in 2008 is reported in this Circular in the section entitled “Statement of Executive Compensation – Director Compensation”.

Compensation Discussion and Analysis

Objectives of Compensation Program

The primary focus of the compensation strategy of the Corporation is to provide a comprehensive executive compensation package designed to attract and retain officers and senior managers while at the same time taking into consideration the overall strategies and objectives of the Corporation. The compensation strategy also recognizes the importance of balancing the financial interests and objectives of officers and other members of senior management with the financial interests and objectives of Geoinformatics Shareholders.

The Corporation’s approach to executive compensation has been to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. The Corporation attempts to maintain compensation arrangements that will attract and retain highly qualified individuals who are capable of carrying out the objectives of the Corporation.

The Corporation’s compensation arrangements for the Corporation’s interim Chief Executive Officer, Chief Financial Officer and other executive officers may, in addition to salary, include compensation in the form of bonuses and, over a longer term, benefits arising from the grant of stock options. Given the stage of development of the Corporation and the fact that it has not yet attained commercial production, compensation for the executive officers to date has emphasized meaningful stock option awards to attract and retain executive officers and, to a certain extent, conserve cash.  In the event that the Corporation achieves commercial production in the future, this policy may be re-evaluated to instead emphasize increased base salaries and cash bonuses with a reduced reliance on option awards.

The Corporation is a global resources company engaged in mineral exploration of a portfolio of properties and assets in Alaska, British Columbia, Mexico, Nevada, Ontario and Australia. The Corporation’s strategy is to advance its advanced exploration assets towards development decisions. As the Corporation does not have any current production, it cannot rely on cash-flow from its operations to finance its activities or advance its objectives. Consequently the Corporation looks to raising the requisite capital to finance such activities through equity and/or debt financings or acquisitions, which are influenced by the financial market’s assessment of the Corporation’s overall enterprise value and its prospects. These in turn are influenced, to a great extent, by the results of its exploration activities and progress in implementing its stated objectives.

Rewards of Compensation Program

The compensation program is designed to reward and motivate executive officers in accordance with their qualifications, experience, level of responsibility and position with the Corporation. In addition, the compensation program is designed to incent executives to drive the annual and long term business goals of the Corporation and enhance the sustainable development and growth of the Corporation.

The maximization of Geoinformatics Shareholder value is encouraged by making long-term equity incentives a major component of the compensation regime, particularly for the Corporation’s executive officers. In determining long-term incentive compensation the Corporation considers, among other factors, the Corporation’s performance, relative stockholder return, the value of similar incentive awards to individuals in similar positions at comparable companies and the awards given to the executive officers in past years.

Executive compensation consists primarily of base salary and incentive stock options. The relative portions of annual compensation and long-term incentives for the executive officers are intended to provide a significant portion of the executives’ compensation through long-term incentives.

The Corporation has a Stock Option Plan for officers, directors, employees and service providers of the Corporation, prepared in compliance with the requirements of the TSXV and approved by the Geoinformatics Shareholders, which is administered by the Board. The purpose of the Stock Option Plan is to improve the Corporation’s long-term financial success by closely aligning the participants’ personal interests with those of the Geoinformatics Shareholders. Subject to the provisions of the Stock Option Plan, the Board determines and designates from time to time the optionees to whom Geoinformatics Options are to be granted, the number of Geoinformatics Shares to be optioned and the other terms and conditions of the stock option grant. The Board considers factors such as individual performance, the significance of individual contribution to the success of the Corporation, experience, and length of service in determining the amounts of Geoinformatics Options awarded.

Elements of Executive Compensation and Why the Corporation Chooses to Pay Each Element

The Corporation’s compensation policy for the financial year ended December 31, 2008 had two primary components: (i) base salary and (ii) long-term equity based incentives in the form of stock option grants under the Stock Option Plan.  Competitive benefits and perquisites may also be provided to the Corporation’s executive officers when deemed necessary.  These components are generally set forth in the employment agreements of each such executive officer.  See “Statement of Executive Compensation – Summary Compensation Table – Employment Arrangements and Termination and Change of Control Benefits”.

The following chart itemizes certain components of executive compensation and summarizes why the Corporation choose to pay each element.

Component of Compensation	Summary and Purpose of Component

Base Salary

Salaries form an essential component of the Corporation’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups.  Salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

Annual Performance-Based Cash Incentives

Annual cash incentives are a variable component of compensation designed to reward the Corporation’s executive officers for maximizing both individual performance and the performance of the Corporation as a whole.

Other Compensation (Perquisites)	Perquisites are a part of the Corporation’s compensation mix as they are designed to allow the Corporation to remain competitive relative to peer groups.

Geoinformatics Options

The granting of stock options is a variable component of compensation intended to attract, motivate and reward the Corporation’s executive officers in advancing the interests and success of the Corporation.

Due to the nature of the Corporation’s activities and the amount of resources available to the Corporation, compensation of executive officers has not been subject to intensive formal review by the Board or the Compensation Committee.  Rather, the compensation of the executive officers has largely been determined between the Corporation and the executive officers in negotiating each individual executive officer’s personal employment agreement.  Each of the employment agreements were reviewed by the Board prior to such agreements execution and provide the base compensation that is due to each executive officer. While the Board has not adopted a written policy concerning the compensation of executive officers, it has developed a consistent approach and philosophy relating to executive compensation. The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, reward the executives for their contribution to the overall success of the Corporation, and align the longer term interests of the executives with the investment objectives of the Geoinformatics Shareholders.

Toward this objective, the Board and the executive officers of the Corporation undertake periodic, informal, independent reviews of market conditions to ensure that the executive officers of the Corporation are paid competitively relative to other comparable participants in the industry to ensure that the packages available to executive officers are sufficient, without being overly generous and with regard to the financial position of the Corporation in order to retain the existing complement of executive officers and to recruit others into this group as an integral part of facilitating and sustaining the advancement of the Corporation’s strategic objectives and its ongoing operations.

How the Corporation Determines the Amount of Each Element

Base Salary

The main consideration in establishing base salary ranges for the Corporation’s executive officers is the evaluation of market comparables for similar positions. Within those ranges, individual rates generally vary with equal weight being placed on the following factors:

(a)

the particular responsibilities related to the position;

(a)

the salaries paid by comparable businesses;

(b)

the experience level of the executive officer; and

(c)

his or her overall performance.

The Corporation does not have formal benchmarking processes and practices in place but has conducted ad hoc comparisons of its executive compensation to those of similar companies within the mineral exploration industry. Comparable companies would have been chosen based on market capitalization, number of active exploration projects, and geographical regions.

Annual Performance-Based Cash Incentives

Bonus payments are awarded to executive officers, after taking into account corporate financial stability, corporate performance and individual performance.  In assessing corporate performance, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold, copper and other base and precious metals.  When applying the corporate performance criteria, factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, safety performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation are given precedence. Individual performance is qualitative in nature.  All awards are at the discretion of the Board and limited cash incentives have been paid out in recent years.

Bonuses paid to the Named Executive Officers for the financial year ended December 31, 2008, are disclosed in the following table as they were determined and awarded in April, 2009 (unless otherwise stated in the notes to the table) after finalization of the Corporation’s financial statements for such year.

Name of Officer	Title of Officer	Bonus Amounts ($)
Rosie Moore	Interim Chief Executive Officer(1)	Nil
Nicholas Archibald	Former Chief Executive Officer and Chief Operating Officer (2)	Nil
Petra Decher	President, Chief Financial Officer, Corporate Secretary and Treasurer	Nil
Darren Holden	Chief Operating Officer(3) (4)	$20,000(1)
TOTAL		$20,000

Notes:

(1)

Ms. Moore was appointed interim Chief Executive Officer of the Corporation on December 4, 2008.

(2)

Dr. Archibald ceased to act as Chief Operating Officer of the Corporation on July 11, 2008 and resigned as Chief Executive Officer on August 8, 2008.

(3)

Mr. Holden was appointed Chief Operating Officer of the Corporation on July 11, 2008, prior thereto was the Executive Vice President, Operations of the Corporation.

(4)

Pursuant to an employment agreement between the Corporation and Mr. Holden, he was entitled to a guaranteed minimum bonus of $20,000 for the year ended December 31, 2008. See “Statement of Executive Compensation – Summary Compensation Table – Employment Arrangements and Termination and Change of Control”.

Geoinformatics Options

In determining the number of Geoinformatics Options to be granted under the Stock Option Plan, consideration is given to, among other things, the individual’s current and potential contribution to the success of the Corporation as well as the relative position of the individual within the Corporation.  See “Stock Option Plan” for further details on the Stock Option Plan.

Geoinformatics Options are utilized as a long term incentive for executives and employees of the Corporation, which is consistent with the longer term nature of the Corporation’s business strategy, being the successful development of the Corporation’s exploration projects.  Positive, successful and efficient exploration programs should result in an increase in the value of the Corporation’s exploration projects which in turn drives share price and the ability to finance future exploration for the Corporation though equity financings. The granting of Geoinformatics Options  is viewed by the Corporation as a method of ensuring management’s objectives are consistent with those of the Geoinformatics Shareholders.

Overview of How Compensation Program Fits with Compensation Goals

Attract, Hold and Inspire Key Talent

The Corporation attempts to meet the goal of attracting and retaining qualified people through the provision of a competitive cash compensation program, consisting of base salary and bonus opportunity while also providing an opportunity to participate in the Corporation’s growth through Geoinformatics Options.

Alignment of Interest with Interest of Geoinformatics Shareholders

The Corporation attempts to meet the goal of aligning the interest of management with the interest of the Geoinformatics Shareholders through the grant of Geoinformatics Options, whereby any increase in the Corporation’s share price over time will benefit both management of the Corporation and the Geoinformatics Shareholders.

Role of Chief Executive Officer

Rosie Moore’s services as interim Chief Executive Officer of Geoinformatics are compensated by GRP, the majority shareholder of Geoinformatics.  Ms. Moore will remain in the role of interim Chief Executive Officer until completion of the Acquisition.  Ms. Moore dedicates only a portion of her time to matters involving the Corporation with the amount of time dedicated to Corporation matters fluctuating as necessary. Following completion of the Acquisition, Ms. Moore will step down as interim Chief Executive Officer of the Corporation in favour of a full-time Chief Executive Officer chosen by the Post-Acquisition Board who is expected to be Jason Weber and who will be subject to his own individual employment arrangement with Combined Company.  It is expected that Ms. Moore will remain a director of the Post-Acquisition Board following the completion of the Acquisition as a representative of GRP pursuant to the GRP Voting Agreement.

Role of Chief Financial Officer

Petra Decher has acted as the Chief Financial Officer of the Corporation since June 1, 2005.  On January 15, 2009 she terminated her employment agreement with the Corporation and is entitled to a cash payment of $225,000 from the Corporation.  Following the termination of her employment agreement she has agreed to continue acting as the Chief Financial Officer of the Corporation on a part time basis for half of the compensation which she was formerly received for acting as Chief Financial Officer.  Following completion of the Acquisition, it is expected that Ms. Decher will step down as Chief Financial Officer of the Corporation in favour of a new Chief Financial Officer chosen by the Post-Acquisition Board who will be subject to his or her own individual employment arrangement with the Corporation.

Geoinformatics Options Awarded in 2009

During the financial year ended December 31, 2008 no Geoinformatics Options were granted to Named Executive Officers of the Corporation. However, on March 19, 2009, the following Geoinformatics Options were granted to the following Named Executive Officers:

Name of Officer	Title of Officer	Number of Geoinformatics Options	Cash Value of Geoinformatics Options(1)
Rosie Moore	Interim Chief Executive Officer(2)	1,100,000	$117,000
Nicholas Archibald	Former Chief Financial Officer and Chief Operating Officer (3)	Nil	Nil
Petra Decher	President, Chief Financial Officer, Corporate Secretary and Treasurer	1,000,000	$107,000
Darren Holden	Chief Operating Officer(4)	1,100,000	$117,000
TOTAL		3,200,000	$341,000

Notes:

(1)

The cash value of the Geoinformatics Options is based on the estimated fair value on the date of grant, as reflected in the Corporation’s financial statements. The fair value of the Geoinformatics Options was estimated using the Black Scholes option pricing model using the following assumptions: 1.95% risk free rate, 105% volatility, nil dividend yield and five year expected life.

(2)

Ms. Moore was appointed interim Chief Executive Officer of the Corporation on December 4, 2008.

(3)

Dr. Archibald ceased to act as Chief Operating Officer of the Corporation on July 11, 2008 and resigned as Chief Executive Officer on August 8, 2008.

(4)

Mr. Holden was appointed Chief Operating Officer of the Corporation on July 11, 2008, prior thereto was the Executive Vice President, Operations of the Corporation.

Summary Compensation Table

The following table provides information for the most recently completed financial year ended December 31, 2008 regarding compensation earned by the current interim Chief Executive Officer, the former Chief Executive Officer and Chief Operating Officer, the current Chief Financial Officer, and the current Chief Operating Officer (collectively, the “NEOs” or “Named Executive Officers”). The Corporation does not have any other executive officers other than the NEOs, who received compensation from the Corporation in an aggregate amount in excess of $150,000 for the financial year ended December 31, 2008.

Name and principal position	Year	Salary ($)	Share –based awards ($)	Option– based awards ($)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Rosie Moore Interim Chief Executive Officer(1)	2008	19,135(2)	Nil	Nil	Nil	Nil	Nil	19,135(2)
Nicholas Archibald Former Chief Executive Officer and Chief Operating Officer(3)	2008	202,740(4)	Nil	Nil	Nil	Nil	88,090(4)(5)	290,830
Petra Decher President, Chief Financial Officer, Corporate Secretary and Treasurer(6)	2008	225,000	Nil	Nil	Nil	Nil	45,000(7)	270,000
Darren Holden Chief Operating Officer (8)	2008	180,000	Nil	Nil	Nil	Nil	36,000(9)	216,000

Notes:

(1)

Ms. Moore was appointed interim Chief Executive Officer of the Corporation on December 4, 2008.

(2)

Ms. Moore is compensated by GRP for services which include, among other things, acting as interim Chief Executive Officer of the Corporation.  It is estimated that Ms. Moore was compensated in the amount shown for the provision of services specific to the Corporation.  Ms. Moore was compensated in US$ which were converted at the average Bank of Canada December rate of US$1.00=Cdn$1.235.

(3)

Dr. Archibald ceased to act as Chief Operating Officer of the Corporation on July 11, 2008 and resigned as Chief Executive Officer on August 8, 2008.

(4)

Dr. Archibald was paid in Australian dollars. The Corporation used Aud$1.00=CDN$0.9002 to translate the amounts.

(5)

Includes superannuation of 9% of salary as required under the laws of Australia. In addition, the Corporation paid $44,637 in accrued vacation and $25,206 in long-term service leave to Dr. Archibald upon his resignation.

(6)

Ms. Decher in also entitled to a payment of $225,000 in conjunction with the termination of her employment agreement with the Corporation.

(7)

Represents payment of accrued vacation.

(8)

Mr. Holden was appointed the Chief Operating Officer on July 11, 2008, prior thereto he held the role of Executive Vice President, Operations of the Corporation.

(9)

Represents a bonus payment of $30,000 and a car allowance of $6,000.  In addition, a bonus payment of $20,000 was accrued at December 31, 2008 and was paid to Mr. Holden in April 2009.

Employment Arrangements and Termination and Change of Control Benefits

During the year ended December 31, 2008, the Corporation had employment arrangements with the following Named Executive Officers, the material terms and conditions of which are described below.

Rosie Moore

Ms. Moore, who has been the interim Chief Executive Officer of the Corporation since December 4, 2008, does not have a written employment agreement with the Corporation.  Ms. Moore provides her services as interim Chief Executive Officer for no base salary on behalf of GRP, the majority shareholder of the Corporation.  As Ms. Moore is not directly employed by the Corporation, she is not eligible to receive any payments or compensation for being terminated from her employ with the Corporation or upon a change of control of the Corporation.

Nicholas Archibald

Dr. Archibald, the former Chief Executive Officer of the Corporation, had an employment agreement with the Corporation pursuant to which he received compensation in the amount of Aud$240,000 per annum. In addition to his base salary, the Corporation paid superannuation at a rate of 9% of base salary in accordance with Australian laws. Dr. Archibald resigned as Chief Executive Officer effective August 8, 2008. Pursuant to the terms of his employment agreement Dr. Archibald was required to provide a notice period of four months prior to his resignation and the Corporation continued to compensate Dr. Archibald during his notice period.  Following Dr. Archibald’s resignation, in accordance with Australian labour legislation, he was eligible for long-term service leave and accumulated vacation which totalled Aud$77,586.

Petra Decher

Ms. Decher, the President, Chief Financial Officer, Corporate Secretary and Treasurer of the Corporation, had an employment agreement with the Corporation pursuant to which she received compensation in the amount of $225,000 per annum. Ms. Decher’s employment agreement included a change of control clause which provided Ms. Decher with the option to terminate her employment agreement within three months of a change of control. On October 18, 2009 a change in control of the Corporation occurred and Ms. Decher terminated her employment agreement effective January 15, 2009.  As such, the Corporation is currently obligated in the amount of $225,000 to Ms. Decher. Following the termination of her employment agreement, Ms. Decher has remained employed by the Corporation on a part-time basis at half of her previous compensation. On March 19, 2009, Ms. Decher was awarded 1,000,000 Geoinformatics Options as an incentive to remain with the Corporation through this transition period as well as in recognition of her past contributions to the Corporation and accepting a lesser role and compensation with the Corporation.

Darren Holden

Mr. Holden, the Executive Vice President, Operations and Chief Operating Officer of the Corporation, has an employment agreement with the Corporation pursuant to which he receives compensation in the amount of $180,000 per annum.  In addition, Mr. Holden was guaranteed a discretionary performance bonus for the twelve months ended June 30, 2008 in a minimum amount of $20,000 which was payable on January 1, 2009.  Mr. Holden is similarly guaranteed a discretionary performance bonus for the twelve months ended June 30, 2009 in a minimum amount of $20,000 which will be payable on January 1, 2010. On March 19, 2009, Mr. Holden was awarded 1,100,000 Geoinformatics Options as a means to provide an incentive to senior management to work towards the long term success of the Corporation and to align the interests of management and Geoinformatics Shareholders by allowing senior management to potentially participate in ownership of the Corporation.

Under the terms of his employment contact, if the Corporation terminates Mr. Holden’s employment without cause, Mr. Holden is entitled to receive an amount equal to one half of his total annual compensation in lieu of notice. In addition, Mr. Holden would be entitled to continue to participate in the Corporation’s health and insurance benefit plan for six months following termination. In the event of termination without cause or if Mr. Holden resigns before December 31, 2009, pursuant to the employment agreement, the Corporation has agreed to reimburse all reasonable costs for the relocation of Mr. Holden and his family back to Perth, Western Australia from Vancouver, British Columbia, Canada as well as reimburse Mr. Holden up to 75% of any direct loss realized by Mr. Holden from selling Mr. Holden’s family home in Port Moody, British Columbia, Canada.  If Mr. Holden had been terminated without cause as of December 31, 2008, Mr. Holden would have been entitled to a payment of $100,000. In addition, the Corporation would have been responsible for his relocation costs and up to 75% of any direct loss on the sale of Mr. Holden’s family home.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth all awards granted to Named Executive Officers that remained outstanding as of December 31, 2008.

	Option Awards				Share Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Rosie Moore Interim Chief Executive Officer(1)	Nil	Nil	Nil	Nil	Nil	Nil
Nicholas Archibald Former Chief Executive Officer and Chief Operating Officer(2)	Nil	Nil	Nil	Nil	Nil	Nil
Petra Decher President, Chief Financial Officer, Corporate Secretary and Treasurer	30,000 20,000 25,000	$2.50 $2.50 $1.60	June 1, 2010 February 1, 2011 March 12, 2012	Nil(3)	Nil	Nil
Darren Holden Chief Operating Officer(4)	13,500 25,000	$2.50 $2.30	June 27, 2011 August 1, 2012	Nil(3)	Nil	Nil

Notes:

(1)

Ms. Moore was appointed interim Chief Executive Officer of the Corporation on December 4, 2008.

(2)

Dr. Archibald ceased to act as Chief Operating Officer of the Corporation on July 11, 2008 and resigned as Chief Executive Officer on August 8, 2008.

(3)

Based on the closing price on the TSXV on December 31, 2008 of $0.11 per Geoinformatics Share.

(4)

Mr. Holden was appointed Chief Operating Officer on July 11, 2008.  Prior thereto he held the role of Executive Vice President, Operations of the Corporation.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of incentive plan awards that vested to Named Executive Officers during the year ended December 31, 2008.

Name	Option awards – Value during the year on vesting ($)	Share awards – Value during the year on vesting ($)	Non-equity incentive plan compensation – Pay-out during the year ($)
Rosie Moore Interim Chief Executive Officer(1)	Nil	Nil	Nil
Nicholas Archibald Former Chief Executive Officer and Chief Operating Officer(2)	Nil	Nil	Nil
Petra Decher President, Chief Financial Officer, Corporate Secretary and Treasurer	Nil	Nil	Nil
Darren Holden Chief Operating Officer(3)	Nil	Nil	Nil

Notes:

(1)

Ms. Moore was appointed interim Chief Executive Officer of the Corporation on December 4, 2008.

(2)

Dr. Archibald ceased to act as Chief Operating Officer of the Corporation on July 11, 2008 and resigned as Chief Executive Officer on August 8, 2008.

(3)

Mr. Holden was appointed Chief Operating Officer on July 11, 2008.  Prior thereto he held the role of Executive Vice President, Operations of the Corporation.

Director Compensation

Prior to the change of control which occurred on October 18, 2008, for service as a non-executive director of the Corporation, each non-executive director other than the Chairman, received an annual retainer of $15,000. The Chairman of the Board and the Chairman of the Audit Committee each received an annual retainer of $36,000.  Following the change of control of the Corporation and a change to the Board, every newly appointed director has not received any cash compensation for his or her services as a director but is eligible to receive Geoinformatics Options.

Director Compensation Table

The following table sets forth the amount of all compensation provided to the directors of the Corporation for the year ended December 31, 2008.

Name(1)	Fees earned ($)	Share awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
George Ireland(2)	Nil	Nil	Nil	Nil	Nil	Nil
John Kanellitsas(2)	Nil	Nil	Nil	Nil	Nil	Nil
Kevin L. Snook(3)	$54,000	Nil	Nil	Nil	Nil	$54,000
Peter Stein(2)	Nil	Nil	Nil	Nil	Nil	Nil
Michael Etheridge(4)	$11,250	Nil	Nil	Nil	Nil	$11,250
TOTALS	$65,250	Nil	Nil	Nil	Nil	$65,250

Notes:

(1)

Dr. Archibald and Ms. Moore are Named Executive Officers of the Corporation. As such, their accrued compensation as directors is included in the “Summary Compensation Table” under “Statement of Executive Compensation”. Dr. Archibald resigned as Vice Chairman and Chief Executive Officer of the Corporation on August 8, 2008.  Rosie Moore was appointed as interim Chief Executive Officer on December 4, 2008.  No compensation was awarded to either of these individuals in their capacity as directors during the year ended December 31, 2008.

(2)

Messrs. Ireland and Kanellitsas are each representatives of GRP.  Messrs. Ireland, Kanellitsas and Stein were not compensated for providing their services as directors in 2008. Mr. Kanellitsas was appointed as a director on June 11, 2008, Messrs. Ireland and Stein were appointed as directors on August 18, 2008.

(3)

Mr. Snook resigned as Chairman of the Corporation and the Audit Committee on August 18, 2008.

(4)

Dr. Etheridge resigned as a director effective November 25, 2008.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards granted to each non-executive director that remained outstanding as of December 31, 2008.

	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
George Ireland	Nil	Nil	Nil	Nil	Nil	Nil
John Kanellitsas	Nil	Nil	Nil	Nil	Nil	Nil
Kevin L. Snook(3)	Nil	Nil	Nil	Nil	Nil	Nil
Peter Stein	Nil	Nil	Nil	Nil	Nil	Nil
Michael Etheridge(4)	25,000 25,000	$3.10 $1.60	February 25, 2009 February 25, 2009	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)

Dr. Archibald and Ms. Moore are Named Executive Officers of the Corporation. As such, their outstanding share-based awards and option based awards are included in the “Outstanding Share-Based Awards and Option Based Awards” under “Statement of Executive Compensation”. Dr. Archibald resigned as Vice Chairman and Chief Executive Officer of the Corporation on August 8, 2008.  Ms. Moore was appointed as interim Chief Executive Officer on December 4, 2008.

(2)

Based on the closing price of the Common Shares on the TSXV on December 31, 2008 of $0.11 per share.

(3)

Mr. Snook resigned as Chairman of the Corporation and the Audit Committee on August 18, 2008.

(4)

Dr. Etheridge resigned as a director effective November 25, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of incentive plan awards that vested to each non-executive director during the year ended December 31, 2008.

Name(1)	Share awards – Value during the year on vesting ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Ireland	Nil	Nil
John Kanellitsas	Nil	Nil
Kevin L. Snook(2)	Nil	Nil
Peter Stein	Nil	Nil
Michael Etheridge(3)	Nil	Nil

Notes:

(1)

Dr. Archibald and Ms. Moore are Named Executive Officers of the Corporation. As such, their outstanding share-based awards and option based awards are included in the “Outstanding Share-Based Awards and Option Based Awards” under “Statement of Executive Compensation”. Dr. Archibald resigned as Vice Chairman and Chief Executive Officer of the Corporation on August 8, 2008.  Rosie Moore was appointed as interim Chief Executive Officer on December 4, 2008.

(2)

Mr. Snook resigned as Chairman of the Corporation and the Audit Committee on August 18, 2008.

(3)

Dr. Etheridge resigned as a director effective November 25, 2008.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Corporation are authorized for issuance as of the financial year ended December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighed average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	404,425 options	$2.43	7,166,158
Equity compensation plans not approved by securityholders	–	–	–
Total	404,425 options	$2.43	7,166,158

Notes:

(1)

On March 20, 2009 the Corporation granted Geoinformatics Options to purchase up to 5,500,000 Geoinformatics Shares at an exercise price of $0.15 per share with a term of five years (expiry date of March 19, 2014) and that vest over two years.

(2)

Based on the maximum number of Geoinformatics Shares reserved for issuance upon exercise of stock options under the Corporation’s Stock Option Plan of 7,570,583 representing 10% of the number of Geoinformatics Shares issued and outstanding as of December 31, 2008.

Stock Option Plan

In June 2006, Geoinformatics Shareholders approved an amendment to the Stock Option Plan to create a “rolling” plan whereby the number of Geoinformatics Shares reserved and issuable under the Stock Option Plan at any time is equal to 10% of the number of issued and outstanding Geoinformatics Shares at such time.  Pursuant to the policies of the TSXV, “rolling” stock option plans, such as the Stock Option Plan, must be approved by shareholders on an annual basis.  Geoinformatics Shareholders previously approved the Stock Option Plan at the annual and special meeting of Geoinformatics Shareholders held on July 11, 2008.

The Stock Option Plan was established by the Corporation to provide employees, officers and directors of Geoinformatics, as well as persons providing ongoing consulting services to Geoinformatics, with the opportunity to participate in the growth and development of Geoinformatics by providing them, through share options, with an opportunity to acquire a proprietary interest in Geoinformatics.  Pursuant to the terms of the Stock Option Plan, the Board is authorized to grant options to acquire Geoinformatics Shares at such prices as may be fixed by the Board at the time of grant, provided however that the option exercise price must not be less than the market price of the Geoinformatics Shares at the time of grant.  Market price is defined as the closing price of the Geoinformatics Shares on the TSXV on the last trading day on which there was a closing price prior to the grant of the option or, where the policies of the TSXV require that Geoinformatics issue a news release in respect of such grant of option, the closing price of the Geoinformatics Shares on the last trading day on which there was a closing price prior to the issuance of the news release.  Options granted under the Stock Option Plan are non-assignable and non-transferable (other than to the holder’s executors or estate upon the death of the holder) and have a maximum term of five years.

An option may not be granted to an insider of Geoinformatics if such option, together with any other options previously granted by Geoinformatics (collectively referred to as “Geoinformatics Share Compensation Arrangements”) could result in:  (i) the number of Geoinformatics Shares reserved for issuance to insiders collectively exceeding 10% of the number of Geoinformatics Shares then issued and outstanding, less the number of Geoinformatics Shares issued pursuant to Geoinformatics Share Compensation Arrangements in the previous 12 months (the “Outstanding Issue”); (ii) the issuance to insiders, collectively, within the 12 months immediately preceding or the 12 months immediately following the date of grant of such option, of a number of Geoinformatics Shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider and such insider’s associates, within the 12 months immediately preceding or the 12 months immediately following the date of grant of such option, of a number of Geoinformatics Shares exceeding 5% of the Outstanding Issue.

The number of Geoinformatics Shares reserved for issuance under the Stock Option Plan at any time to any one person may not exceed 5% of the number of Geoinformatics Shares then issued and outstanding.  Geoinformatics does not intend to provide financial assistance in connection with the exercise of options under the Stock Option Plan.

As the date hereof, Geoinformatics has issued 54,900 Geoinformatics Shares pursuant to the exercise of options granted under the Stock Option Plan, and has granted options which are outstanding under the Plan to purchase 5,769,800 Geoinformatics Shares at exercise prices ranging from $0.15 to $3.10 per share.

Indebtedness of Directors and Executive Officers

None of the directors or officers of Geoinformatics during the most recently completed fiscal year was or is presently indebted to Geoinformatics or had or has any indebtedness guaranteed or supported by Geoinformatics.

Directors and Officers Insurance

Geoinformatics has purchased and maintains, for the benefit of Geoinformatics and its directors and officers, insurance against liability incurred by directors and/or officers in their capacity as directors and/or officers of Geoinformatics.  Geoinformatics’ Directors and Officers Insurance policy is with American Home Assurance Company and has a $5,000,000 limit and $25,000 retention policy. The policy provides for worldwide coverage, securities coverage and employment practices liability coverage with a sub-limit of $1,000,000.  The annual premium paid in 2008 for the insurance coverage was $29,700.  Geoinformatics’ directors and officers do not pay any portion of the premiums and no indemnity claims have been made or became payable under the policy as of the date of this Circular.

Interest of Informed Persons in Material Transactions

Except as disclosed elsewhere in this Circular, no director or executive officer of Geoinformatics, or any Geoinformatics Shareholder who beneficially owns or exercises control or direction over Geoinformatics Shares carrying more than 10% of the votes attached to Geoinformatics Shares and no director or executive officer of such Geoinformatics Shareholder, and no associate or affiliate of any of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Geoinformatics’ last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Geoinformatics, other than GRP, which has discretionary trading authority over 64,262,851 Geoinformatics Shares (representing approximately 85% of the outstanding Geoinformatics Shares).  John Kanellitsas of Idaho, United States and George Ireland of Massachusetts, United States are officers and partners of, and Rosie Moore of Vancouver, British Columbia is a consultant to, GRP.  As disclosed above, GRP is the investment manager of Geologic Resource Fund Ltd., Geologic Resource Fund LP, Geologic Resource Opportunities Fund Ltd. and Geologic Resource Opportunities Fund LP.

On October 10, 2008, Geoinformatics closed a $5.5 million short-term bridge loan at 12% interest per year, which was set to mature on March 2, 2009 (the “Bridge Loan”) with GRP.  As at October 10, 2008, Geoinformatics had drawn a total of US$2.5 million under the Bridge Loan.  At the time of the Bridge Loan, GRP beneficially controlled approximately 17% of the outstanding Geoinformatics Shares. Advances under the Bridge Loan were used by Geoinformatics to fund its exploration activities and for general working capital.

On October 17, 2008, Geoinformatics completed a private placement with GRP raising gross proceeds of $29,328,000 by issuing 58,656,000 Geoinformatics Shares at a price of $0.50 per share.  The proceeds from the financing were used to (i) repay the a previous convertible loan facility in the amount of US$20 million held by GRP; (ii) repay US$2.5 million of advances under the Bridge Loan made by GRP; and (iii) for working capital purposes. The private placement was approved by the Geoinformatics Shareholders at the Corporation’s special meeting of shareholders held in Vancouver, British Columbia on October 15, 2008.  Disinterested shareholders (which excluded GRP) voted 97% in favour of the transaction.  This transaction resulted in GRP significantly increasing its control over Geoinformatics by gaining discretionary trading authority over 64,262,851 Geoinformatics Shares.

On March 9, 2009, Geoinformatics announced it had negotiated the Geoinformatics Line of Credit with GRP to fund the on-going activities of the Corporation. The maximum amount available under the Geoinformatics Line of Credit is $2.6 million.  On March 27, 2009, Geoinformatics drew $1,000,000 and on June 8, 2009 drew a further $750,000 under the Geoinformatics Line of Credit.  Upon the completion of the Acquisition, the Combined Company will repay GRP the outstanding balance and interest in connection with the Geoinformatics Line of Credit.

See also “Information Concerning the Meeting and Proxies – Interest of Certain Persons or Companies in Matters to be Acted Upon”.

Corporate Governance

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) have been adopted by the securities regulatory authorities in Canada. NP 58-201 addresses matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. NI 58-101 requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The following is a description of the Corporation’s corporate governance practices.

Board of Directors

The Board is currently comprised of four members, of which one qualifies as “independent” within the meaning of NI 58-101. The independent member of the Board is Peter Stein.  Rosie Moore, the interim Chief Executive Officer of Geoinformatics, as a member of management, is not considered independent.  Also, Ms. Moore is a consultant to, GRP, which has discretionary trading authority over 64,262,851 Geoinformatics Shares.  John Kanellitsas and George Ireland are officers and partners of GRP and, therefore, also not considered independent.

The Board, collectively and independently, engage in informal discussions with management on a regular basis to help facilitate communication and provide oversight over management’s activities. Regular Board meetings are convened in order to ensure all members of the Board are made aware of the Corporation’s activities and management’s progress on corporate objectives and strategy.

Other Directorships

The following table provides details regarding directorships held by Geoinformatics’ existing and proposed directors in other reporting issuers (or the equivalent in a foreign jurisdiction):

Director Other Public	Company Directorships
John Kanellitsas	Clancy Exploration Limited (ASX:CLY)
Rosie Moore	Clancy Exploration Limited (ASX:CLY)
George Ireland	None
Peter Stein	None

Orientation and Continuing Education

Geoinformatics has not adopted a formal orientation and education program for new directors.  The Board believes that a formal program is not presently warranted given the size of the Corporation and the nature of its business.  However, all new directors are provided with information on the Corporation, including an overview of its operations and are provided with the opportunity to meet with management of the Corporation and with the

Corporation’s advisors.  The opportunity to consult with management and the Corporation’s advisors is also made available to all directors on an ongoing basis.

Ethical Business Conduct

The Corporation has not adopted a formal code of conduct for its directors, officers and employees, however, the Board informally promotes honest and ethical conduct, the avoidance of conflicts of interest, full, fair, accurate and timely public disclosure and compliance with applicable laws.

In the case of non-arm’s length transactions or other circumstances where a member or members of the Board may have or appear to have a conflict of interest with the Corporation, the interested member is required to declare his or her interest and the specifics thereof and refrain from voting on the matter.  In certain circumstances, the Board may strike a committee of independent directors to review and to make recommendations in respect of a proposed transaction.  Although no formal policy is in place with respect to the retention of outside advisors, any individual director and any independent committee of the Board may request the engagement of an outside advisor where the director or the committee believes it is appropriate to do so.

Nomination of Directors

The Board has not appointed a committee of directors to be responsible for proposing to the Board new nominees for directors or for assessing directors of the Corporation on an ongoing basis.  The Board does not consider that a nominating committee is currently necessary given the stage of development of the Corporation and the small size of the Board.  When new directors are being considered for addition to the Board, all members of the Board are canvassed for suggestions on possible candidates and the appropriate skill sets required by the Corporation.  Nominees are reviewed and must be approved by the Board as a whole.

Compensation

The compensation for the directors and the Chief Executive Officer is determined by the Compensation Committee of the Board, which currently consists of John Kanellitsas, as Chairman, George Ireland, Rosie Moore and Peter Stein.

The Corporation’s compensation policy for the financial year ended December 31, 2008 had two basic primary components: (i) base salary and benefits and (ii) long-term equity based incentives in the form of Geoinformatics Options under the Stock Option Plan.  Competitive benefits and perquisites may also be provided to the Corporation’s executive officers when deemed necessary.

The maximization of Geoinformatics Shareholder value is encouraged by making long-term equity incentives a major component of the compensation regime, particularly for the Corporation’s executive officers. In determining long-term incentive compensation for the Chief Executive Officer and other executive officers, the Compensation Committee is required to consider, among other factors, the Corporation’s performance, relative stockholder return, the value of similar incentive awards to individuals at these positions at comparable companies and the awards given to the Chief Executive Officer and executive officers in past years.

The mandate of the Compensation Committee is:

1.

Annually review and ratify policy and strategy for base salary, incentive compensation and long-term incentive compensation for senior management and help to ensure that the Corporation’s compensation arrangements and senior personnel recruitment processes comply with applicable laws and requirements.

2.

In consultation with the Chief Executive Officer, when required or desirable, review the talent development process within the Corporation to ensure it is managed effectively.

3.

When and if appropriate, review and approve employment agreements, severance arrangements and change in control agreements and provisions.

4.

Periodically conduct a review of the Committee’s performance and assess the adequacy of its charter and recommend changes to the Board as required.

5.

Regularly report to the Board on the Committee’s activities.

6.

Obtain advice and assistance, as required, from internal or external legal counsel, accounting and search firms, compensation specialists or other advisors, with the sole authority to retain, terminate and negotiate the terms and conditions of the assignment.

Other Committees of the Board

In addition to the Compensation Committee described above, the Board has established the Audit Committee, which consists of John Kanellitsas, as Chairman, George Ireland and Peter Stein.  The Audit Committee’s functions are as set out in the Audit Committee Charter set out at Schedule “A” attached to this Circular.

Assessments

Given the small size of the Board and of the Corporation, the Board has not to-date established a committee or formal process to assess the effectiveness of the Board as a whole or to assess the contribution of individual directors.  The Corporation intends to continue to refine its approach to corporate governance in light of changes in its own circumstances.

Audit Committee

The Audit Committee’s Charter

The text of the Audit Committee Charter is set forth at Schedule “A” attached hereto.

Composition of the Audit Committee

The following directors are the current members of the Audit Committee:

Name	Independence	Financially Literate (Yes/No)
John Kanellitsas	Non Independent	Yes
George Ireland	Non Independent	Yes
Peter Stein	Independent	Yes

Geoinformatics is relying on the exemptions provided by section 6.1 of NI 52-110 which exempts a venture issuer, such as Geoinformatics, from complying with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of 52-110 and accordingly, among other things, all of the members of the Audit Committee are not required to be independent.

Relevant Education and Experience

Mr. Kanellitsas currently serves as a partner and has been the Chief Operating Officer of GRP since its formation in 2004.  He joined Sun Valley Gold, LLC in 2002 where he was the Chief Operating Officer and was involved in the launch of GRP in 2004. From 1990 until 1999, Mr. Kanellitsas was employed by Morgan Stanley & Co. in New York and San Francisco, where he was an Executive Director and Principal in the Equity Capital Markets Department and the Institutional Equity Division.  Prior to joining Morgan Stanley, Mr. Kanellitsas was an Associate in the Corporate Finance Department at Drexel Burnham Lambert.  Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University.

Mr. Ireland has been the Chief Investment Officer and Chief Executive Officer of GRP, an investment management firm which specialized in investing in the mining and metals industries on a worldwide basis, since its formation in

2004.  From 2000 to 2004, he was General Partner of Ring Partners, LP, an investment partnership which merged into GRF.   From 1991 to 2000, Mr. Ireland was an analyst at Knott Partners LP.  Mr. Ireland graduated from Phillips Academy and the University of Michigan with degrees in Geology and Resource Economics.  Mr. Ireland also serves on the Boards of Directors of Merrill & Ring Inc, a private timber company in the United States.

Mr. Stein has over 25 years investment banking experience in the United States and Latin America as a financier and metals trader. Prior to joining Pacific Road Capital Management as a consultant in June 2007, Peter founded TaurInvest LLC in 2000, a firm that specializes in merger and acquisition advisory work for small to medium size mining and energy companies in Latin America, Africa and Australia. Additionally, the firm is active in capital raising for niche funds in private equity and venture capital as well as private placements.  In addition, Mr. Stein was head of origination for Donaldson Lufkin & Jenrette’s investment and merchant banking operation in Latin America. Mr. Stein is a graduate of St. Louis University.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of National Instrument 52-110 – Audit Committees – De Minimis Non-Audit Services (“NI 52-110”), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for reviewing and providing its prior approval to all fees and other compensation for any non-audit services provided by the Corporation’s auditor.  The pre-approval requirement is waived if the aggregate amount of fees payable for all non-audit services constitutes 5% or less of the total compensation paid by the Corporation to its auditors during the fiscal year, such non-audit services were not recognized as such at the time of engagement and such non-audit services are promptly brought to the attention of the Audit Committee and either approved by the Audit Committee or by an independent member to whom such authority has been delegated, in each case prior to the completion of the audit of such fiscal year.

External Auditor Service Fees (By Category)

Financial Year Ending(1)	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2008	$90,000	Nil	Nil	Nil
December 31, 2007	$140,021	Nil	$19,352(2)	Nil

Notes:

(1)

During the Corporation’s financial year ended December 31, 2008, the Corporation changed its auditors from Ernst & Young LLP to McGovern, Hurley, Cunningham, LLP.  All amounts in 2007 were paid to Ernst & Young LLP and in 2008 were paid to McGovern, Hurley, Cunningham, LLP.

(2)

This includes fees for tax compliance for foreign reporting and preparation of corporate tax returns.

Exemption

The Corporation qualifies as a “venture issuer” as defined by Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) and accordingly, it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Information Concerning rimfire

The following summary information in this section entitled “Information Concerning Rimfire” of the Circular, unless specified otherwise, includes Rimfire and its wholly-owned subsidiaries (individually and collectively referred to as “Rimfire”).

Summary Description of Business

Rimfire was incorporated under the laws of the province of British Columbia on May 7, 1991 under the name “Bull Pine Explorations Ltd.”  Rimfire changed its name to “Rimfire Minerals Corporation” on November 4, 1997 to better reflect corporate strategies and focus.  The registered and records office of Rimfire is located at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia V6B 4N9. At the annual general meeting held in 2004, the Rimfire Shareholders approved the new Articles of Incorporation and increased share capital to authorize an unlimited number of Rimfire Shares, without par value.  As of the date of this Circular, there are 25,707,251 Rimfire Shares issued and outstanding as fully paid and non-assessable.

Intercorporate Relationships

RIMFIRE MINERALS CORPORATION
(British Columbia)
RIMFIRE ALASKA, LTD.
(Alaska)
100%
RIMFIRE NEVADA LTD.
(Nevada)
100%
RIMFIRE AUSTRALIA PTY LTD.
(Australia)
100%

One of Rimfire’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska.  A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada.  A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in Australia.

Rimfire is a natural resource company engaged in the acquisition and exploration of precious and base metal mineral properties.  Rimfire carried out minimal mineral property acquisition and exploration until 1997 when it acquired an interest in the RDN Property located in British Columbia.  In addition to the RDN Property, Rimfire holds interests in several properties in British Columbia, Yukon Territory, and in the Goodpaster Mining District of Alaska. Rimfire holds title to two exploration licenses and has an interest in one additional licence in New South Wales, Australia as well as an interest in three licences in Victoria, Australia.  None of the mineral properties in which Rimfire holds any interest is currently being operated as a producing mine.  Most of these mineral properties are located in areas that experience significant low temperatures and snowfall in winter, therefore the exploration season is generally limited to the June-October window of more clement weather. The acquisition of projects in Nevada and Australia has extended the exploration season.  Planning for exploration and compilation of reports on completed programs and new project research continues on a year-round basis.

Rimfire’s long-term goal is to identify high potential mineral properties that have received little if any recent exploration work, enhance their value through initial exploration and market them to joint venture partners.  Rimfire plans to maintain significant interests in a number of projects and have joint venture partners raise and spend the money necessary to thoroughly evaluate the potential of such mineral properties.

Since publicly listing in 1999, Rimfire has exposed shareholders to in excess of $35 million in exploration, 85% of which has been funded by partners. As of May 31, 2009, Rimfire currently has a treasury of approximately $5.2 million.

Additional information relating to the risks, history and business operations of Rimfire can be found in Rimfire’s annual information form for the fiscal year ended January 31, 2009 as filed on SEDAR on May 8, 2009 (the “Rimfire 2009 AIF”).  See “Information Concerning Rimfire – Documens Incorporated by Reference”. Rimfire is also a reporting company under Section 12(g) of the U.S. Exchange Act and its reports thereunder may be found on EDGAR at www.sec.gov.

Mineral Property Interests

Rimfire is in the exploration stage and its properties are presently without a known body of commercial ore.  Its mineral property interests are the following:

•

Gillis Property located in the Nicola Mining Division of British Columbia, approximately 30 kilometers south of Merritt, British Columbia. Rimfire has an option to earn 100% interest in the property, subject to a net smelter royalty of 2%;

•

Quesnel Trough Project, consisting of seven properties, is located in the Cariboo Mining Division of British Columbia, from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James, British Columbia.  Xstrata Canada Corporation has an option to earn  75% interest in the properties;

•

Thorn Property located in the Atlin Mining Division of British Columbia, approximately 120 kilometers northwest of Telegraph Creek, British Columbia;

•

Tide Property located in the Skeena Mining Division of British Columbia, approximately 36 kilometers north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the property and is earning an additional 9% interest in the property;

•

Williams Property located in the Liard Mining Division of British Columbia, approximately 150 kilometers southeast of Dease Lake, British Columbia and 330 kilometers north of Smithers, British Columbia;

•

Boulevard Property located in Whitehorse Mining District of the Yukon Territory, approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property is held jointly by Rimfire (50%) and Northgate Minerals Corporation (50%).  Northgate is earning an additional 10% in the property;

•

Wernecke Breccia Property located in the Mayo Mining District of the Yukon Territory, approximately 180 kilometers northeast of Mayo, Yukon. The property is a joint venture with Fronteer Development Group Inc. who owns 80% of the property;

•

Rimfire Alaska Properties located in the Goodpaster Mining District, Alaska, 65 kilometers northeast of Delta Junction, Alaska. Rubicon Minerals Corporation has an option to earn 60% of these properties;

•

Barmedman, Walmer, and Springfield properties located in the Lachlan Fold Belt, New South Wales Australia. Inmet Mining (Australia) Ltd. has an option to earn a 60% interest in the Barmedman property; and

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia. Rimfire is earning a 50% interest in these properties from Northgate Minerals Corporation.

Detailed information regarding Rimfire’s mineral property interests is available in Rimfire’s 2009 AIF.  See “Information Concerning Rimfire – Documents Incorporated by Reference”.

Operating Results

Rimfire has no producing properties and, consequently, has no current operating income or cash flow from its mineral property exploration and development operations.  Rimfire did not engage, does not currently engage, nor does it expect to engage, in any hedging transactions to protect against fluctuations between Canadian currency and the U.S. currency.  Rimfire’s expenses are denominated in Canadian dollars.

Rimfire’s objectives when managing capital are to safeguard Rimfire’s ability to continue as a going concern in order to pursue the development of its mineral properties. Rimfire considers its capital to be shareholders’ equity and working capital.  Rimfire manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur.  To maintain or adjust the capital structure, Rimfire may issue new shares or acquire or dispose of mineral property interests.

In order to facilitate the management of its capital requirements, Rimfire prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions.  Annual and materially updated budgets are approved by the board of directors of Rimfire.

In order to maximize ongoing development efforts, Rimfire does not pay out dividends.  Rimfire’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities one year or less.  When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

The following table summarizes information pertaining to the operations of Rimfire for the last five fiscal years ended January 31, 2009:

	Year Ended 2009	Year Ended 2008 (restated)	Year Ended 2007 (restated)	Year Ended 2006	Year Ended 2005
Mineral Property Revenue	$ 249,587	$ 341,203	$ 233,276	$ 199,777	$ 414,338
Loss from Operations	(3,315,990)	(4,329,386)	(3,091,183)	(2,025,514)	(1,601,214)
Net Loss	(2,981,658)	(3,270,712)	(2,700,977)	(1,823,606)	(1,495,680)
Per Share	(0.12)	(0.13)	(0.13)	(0.10)	(0.09)

Current Assets	6,191,577	9,082,086	5,214,153	3,005,224	3,064,564
Mineral Property Interests	NIL	NIL	NIL	NIL	NIL
Other Assets	272,669	202,290	144,435	90,264	88,461
Total Assets	6,464,246	9,284,376	5,358,588	3,095,488	3,153,025
Current Liabilities	150,241	218,075	845,430	99,579	219,985
Long-Term Liabilities	46,167	53,308	68,782	35,363	35,363
Shareholders’ Equity	6,267,838	9,012,993	4,444,376	2,960,546	2,897,677

Shares Outstanding (number of shares)	25,707,251	25,607,251	21,751,539	19,999,539	17,855,220

Rimfire’s unaudited consolidated financial statements for the three months ended April 30, 2009 and notes related thereto (“Rimfire’s Q1 2009 Interim Financial Statements”) and related management’s discussion and analysis (“MD&A”) and Rimfire’s audited consolidated financial statements for the fiscal year ending January 31, 2009,

January 31, 2008 and January 31, 2007 and notes related thereto and related MD&A have been prepared in accordance with Canadian GAAP.

Except as disclosed in: (a) Note 14 of Rimfire’s Q1 2009 Interim Financial Statements; (b) Note 13 of Rimfire’s audited consolidated financial statements for the fiscal year ending January 31, 2009; (c) Note 10 of Rimfire’s audited consolidated financial statements for the fiscal year ending January 31, 2008; and (d) Note 12 of Rimfire’s audited consolidated financial statements for the fiscal year ending January 31, 2007 (collectively, (a), (b), (c) and (d) shall be referred to in this paragraph as “Rimfire’s Financial Statements”), each of Rimfire’s Financial Statements conform in all material respects with U.S. generally accepted accounting principles.   See “Informtion Concerning Rimfire – Documents Incorporated by Reference”.

Management and Board

Information about the management and board of directors of Rimfire can be found in Schedule “C” of this Circular entitled “Information about the Combined Company.” Rimfire currently has nine full-time employees and one employee retained under a management contract.

Trading Price and Volume

The Rimfire Shares are traded in Canada under the stock symbol “RFM” on the TSXV and under the stock symbol “RMFRF” on the OTC Bulletin Board (“OTCBB”) in the United States. Rimfire is not listed for trading on any securities exchange in the United States. The following table sets forth the high and low closing bid prices, in Canadian dollars, and trading volume of the common shares on the TSXV and the OTCBB for the twelve months preceding the date of this Circular. All prices are converted to Canadian dollars at the closing rate for the relevant period.

	High		Low		Volume
	TSXV	OTCBB	TSXV	OTCBB	TSXV	OTC-BB
June 1-26, 2009	$ 0.64	$ 0.65	$ 0.45	$ 0.43	952,479	198,550
May 1-31, 2009	0.72	0.62	0.30	0.30	1,791,205	207,710
April 1-30, 2009	0.35	0.33	0.23	0.21	473,404	77,474
March 1-31, 2009	0.29	0.28	0.20	0.20	1,010,912	186,368
February 1-28, 2009	0.40	0.42	0.25	0.28	943,520	47,000
January 1-31, 2009	0.30	0.27	0.20	0.23	1,399,976	62,000
December 1-31, 2008	0.25	0.24	0.17	0.16	1,010,414	139,950
November 1-30, 2008	0.23	0.25	0.14	0.13	3,443,311	726,200
October 1-31, 2008	0.47	0.53	0.15	0.12	2,055,830	323,270
September 1-30, 2008	0.85	0.85	0.40	0.39	571,749	247,596
August 1-31, 2008	0.94	0.97	0.61	0.60	513,513	143,375
July 1-31, 2008	1.14	1.13	0.85	0.84	271,572	131,045
June 1-30, 2008	1.17	1.17	0.94	0.93	245,062	74,800

Documents Incorporated By Reference

Information regarding Rimfire has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the Rimfire documents incorporated by reference herein and of Rimfire’s permanent information record may be obtained on request without charge from the Chief Financial Officer of Rimfire at 1350, 650 West Georgia Street, Vancouver British Columbia V6B 4N9 and are also available to the public free of charge under Rimfire’s company profile on SEDAR at www.sedar.com.  Rimfire is also a reporting company under Section 12(g) of the U.S. Exchange Act and its reports thereunder may be found on EDGAR at www.sec.gov.

The following documents, filed by Rimfire on SEDAR at www.sedar.com are specifically incorporated by reference into and form an integral part of this Circular:

(a)

the Rimfire 2009 AIF;

(b)

the audited consolidated annual financial statements of Rimfire for the years ended January 31, 2009, 2008 and 2007 together with the auditors’ report thereon and the notes thereto as filed on SEDAR on May 8, 2009;

(c)

management’s discussion and analysis of the financial condition and operations of Rimfire for the year ended January 31, 2009 and 2007 as filed on SEDAR on May 8, 2009 and May 20, 2008, respectively;

(d)

the management information circular of Rimfire dated June 30, 2009 prepared in connection with the annual and special meeting of the shareholders of Rimfire to be held on July 30, 2009 as filed on SEDAR on July 2, 2009;

(e)

the interim consolidated financial statements of Rimfire for the three months ended April 30, 2009 as filed on SEDAR on June 11, 2009; and

(f)

the management’s discussion and analysis of the financial condition and operations of Rimfire for the three months ended April 30, 2009 as filed on SEDAR on June 11, 2009.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Additional Information Available on SEDAR and EDGAR

Information has been incorporated by reference herein from documents filed with securities commissions or similar authorities in Canada and the United States.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Rimfire at 1350, 650 West Georgia Street, Vancouver British Columbia V6B 4N9 or can be found under Rimfire’s company profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to Geoinformatics may be found on SEDAR at www.sedar.com.  Financial information is provided in Geoinformatics’ audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2008, which can be found on SEDAR at www.sedar.com.  Geoinformatics Shareholders may also request copies of these documents free of charge from the Chief Financial Officer of Geoinformatics by phone at (416) 861-1300 or by e-mail at info@geoinformex.com.

Approval of Board

The content and sending of this Circular has been approved by the Board.

DATED at Vancouver, British Columbia, this 30th day of June, 2009.

By Order of the Board of Directors

(signed) Rosie Moore

Rosie Moore
Interim Chief Executive Officer

Consent of HAY & WATSON

We have read the management information circular of Geoinformatics Exploration Inc. (the “Corporation”) dated June 30, 2009 (the “Circular”) relating to the annual and special meeting of the shareholders of the Corporation to approve, among other things, the acquisition by the Corporation of all of the issued and outstanding common shares in the capital of Rimfire Minerals Corporation (“Rimfire”) pursuant to the terms and conditions of the acquisition agreement dated June 11, 2009 between the Corporation and Rimfire.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of Rimfire on the consolidated balanced sheets of Rimfire as at January 31, 2009 and 2008, and the consolidated statements of operations, cash flows, comprehensive income (loss), shareholder’s equity, and mineral property expenditures for each of the years in the three year period ended January 31, 2009.  Our report is dated April 2, 2009.

“HAY & WATSON”

Vancouver, Canada

June 30, 2009.

Consent of Haywood Securities Inc.

We refer to the fairness opinion dated June 11, 2009 (the “Fairness Opinion”), which we prepared for the Board of Directors of Geoinformatics Exploration Inc. for the Acquisition Agreement (as defined in the Geoinformatics management information circular dated June 30, 2009 (the “Circular”)). We consent to the filing of the Fairness Opinion with the securities commissions (and other applicable securities regulatory authorities) in British Columbia, Yukon and Alberta and the inclusion of the Fairness Opinion, and all references to the Fairness Opinion and our name, in the Circular.

(Signed) “HAYWOOD SECURITIES INC.”

Dated June 30, 2009

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and Shareholders, the Corporation’s systems of internal controls regarding finance and accounting and the Corporation’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

•

Review and appraise the performance of the Corporation’s external auditors.

•

Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, each of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Corporation’s Charter, the definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement.  The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual Shareholders’ meeting.  Unless a Chairman is elected by the full Board of Directors, the members of the Committee may designate a Chairman by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee should meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(d)

Review the Corporation’s financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the Shareholders of the Corporation.

(e)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(f)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the auditors.

(g)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(h)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for Shareholder approval.

(i)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

(j)

Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(k)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(l)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Corporation’s financial reporting process, both internal and external.

(m)

Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

(n)

Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management.

(o)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(p)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(q)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(r)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(s)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(t)

Review certification process.

(u)

Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

FAIRNESS OPINION

See the attached fairness opinion of Haywood Securities Inc. dated June 11, 2009.

June 11, 2009

The Board of Directors of
Geoinformatics Exploration Inc.
Suite 304 – 700 West Pender Street
Vancouver BC
V6C 1G8

To the Board of Directors:

Haywood Securities Inc. (the “Advisor” or “Haywood Securities”) understands that Geoinformatics Exploration Inc. (the “Corporation” and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) and Rimfire Minerals Corp. (“Rimfire”) have agreed to enter into a transaction (the “Transaction”) pursuant to which the Corporation will acquire each issued and outstanding common share in the capital of the Rimfire (the “Shares”) in exchange for  2.60 of a common share in the capital of the Corporation (or 0.87 of common share on a post-consolidation basis assuming a proposed 3:1 consolidation of the Corporation’s capital is approved at a Special Meeting) as contemplated by a letter of intent (the “Letter of Intent”) dated May 25, 2009 and an acquisition agreement dated June 11, 2009 between the Corporation and Rimfire (the “Acquisition Agreement” and which term shall include the schedules attached thereto).  The Transaction will be described in detail in a management information circular (the “Circular”) to be prepared by the Corporation and sent to the shareholders of the Corporation.

The Board of Directors of the Corporation (the “Board of Directors”) has engaged Haywood Securities to render an opinion (this “Fairness Opinion”) as to the fairness, from a financial point of view, of the consideration to be paid by the Corporation to the holders of the Shares in connection with the Transaction.  Haywood Securities has not prepared a valuation of either the Corporation or Rimfire or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

Haywood Securities contacted the Corporation regarding a potential advisory assignment on March 31, 2009 and Haywood Securities was formally engaged by the Board of Directors pursuant to an agreement dated May 11, 2009 between the Corporation and Haywood Securities (the “Advisory Agreement”).  Under the Advisory Agreement, Haywood Securities agreed to render an opinion to the Board of Directors with respect to the fairness, from a financial point of view, of the consideration to be paid by the Corporation to the holders of the Shares in connection with the Transaction.  Following the review of the terms of the Transaction and the terms of the draft Letter of Intent by Haywood Securities, Haywood Securities rendered its oral opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be paid by the

Corporation to the holders of the Shares in connection with the Transaction.  This Fairness Opinion confirms the oral opinion rendered by Haywood Securities to the Board of Directors on May 25, 2009.

The terms of the Advisory Agreement provide that Haywood Securities is to be paid a fee for its services under the Advisory Agreement.

Other

Haywood Securities is not an insider, associate, or affiliate of the Corporation or Rimfire or any of their respective associates or affiliates.  Haywood Securities has not entered into any other agreements or arrangements with the Corporation or Rimfire or any of their affiliates with respect to any future dealings.  Haywood Securities, however, acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and Rimfire or any of their respective associates of affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation.  As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or Rimfire or the Transaction.

Credentials of Haywood Securities

Haywood Securities is one of Canada’s leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research.  The opinion expressed herein is the opinion of Haywood Securities, and the individuals primarily responsible for preparing this opinion are professionals of Haywood Securities experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review and Approach to Analysis

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)

reviewed the Letter of Intent;

(b)

reviewed the Acquisition Agreement;

(c)

reviewed the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2007 and 2008;

(d)

reviewed the unaudited consolidated financial statements of the Corporation for the financial quarters ended March 31, 2009 and September 30, 2008;

(e)

reviewed the audited consolidated financial statements of Rimfire for the financial year ended January 31, 2009;

(f)

reviewed the unaudited consolidated financial statements of Rimfire for the financial quarters ended April 30, 2009 and October 31, 2008;

(g)

reviewed the Annual Information Form of Rimfire for the financial year ended January 31, 2009;

(h)

reviewed the Management’s Discussion and Analysis of the Corporation for the year ended December 31, 2008;

(i)

reviewed the Management’s Discussion and Analysis of the Corporation for the quarters ended March 31, 2009 and September 30, 2008;

(j)

reviewed the Management’s Discussion and Analysis of Rimfire for the year ended January 31, 2009;

(k)

reviewed the Management’s Discussion and Analysis of Rimfire for the quarters ended April 30, 2009 and October 31, 2008;

(l)

reviewed the technical report dated November 15, 2006 of R. Scott Heffernan (Equity Engineering Ltd.), prepared for Rimfire and American Creek Resources Ltd. entitled “Summary Report on the Tide Project”;

(m)

reviewed the technical report dated January 26, 2007 of Jim Lehtinen (Equity Engineering Ltd.), prepared for Rimfire and Arcus Development Group Inc. entitled “2007 Summary Report on the Williams Property”;

(n)

reviewed the technical report dated March 15, 2007 of R. Scott Heffernan (Equity Engineering Ltd.), prepared for Rimfire and Fronteer Development Group Inc. entitled “2007 Summary Report on the Wernecke Project”;

(o)

reviewed the technical report dated December 24, 2007 of Jim Lehtinen and Darcy E.L. Baker (Equity Engineering Ltd.), prepared for Rimfire and Fronteer Development Group Inc. entitled “2007 Summary Report on the Wernecke Property”;

(p)

reviewed the technical report dated March 11, 2008 of Henry Awmack and Adam Simmons (Equity Engineering Ltd.), prepared for Rimfire and American Creek Resources Ltd. entitled “2008 Technical Report on the Tide Property”;

(q)

reviewed the technical report dated April 22, 2008 of Henry Awmack, and Jeremy Major (Equity Engineering Ltd.), prepared for Rimfire and Island Arc Exploration Corp. entitled “2008 Technical Report on the Jake Property”;

(r)

reviewed the technical report dated May 5, 2008 of Mark E. Baknes (Equity Engineering Ltd.), prepared for Rimfire and Rubicon Minerals Corp. entitled “2008 Technical Report on the Goodpaster District Properties”;

(s)

reviewed the technical report dated February, 2009 of Jim Lehtinen (Equity Engineering Ltd.), prepared for Rimfire and Northgate Minerals Corp. entitled “2009 Summary Report on the Boulevard Property”;

(t)

reviewed the technical report dated September 15, 2007 of Jean-Francois Couture and James Siddorn (SRK Consulting), prepared for the Corporation entitled “Technical Report on the Whistler Copper-Gold Exploration Project, Alaska Range, Alaska”;

(u)

reviewed the technical report dated February 15, 2008 of George Wahl, Jean-Francois Couture and G. David Keller (SRK Consulting), prepared for the Corporation entitled “Mineral Resource Estimation Whistler Copper-Gold Exploration Project, Alaska Range, Alaska”;

(v)

conducted discussions with the management of the Corporation concerning the current business plan of Rimfire, its properties, its financial condition, its future business prospects and potential alternatives to the Transaction;

(w)

reviewed public information relating to the business, financial condition and trading history of each of the Corporation and Rimfire and other selected public companies we considered relevant;

(x)

reviewed certain historical financial information and operating data concerning the Corporation and Rimfire which was provided by the Corporation and Rimfire, respectively;

(y)

reviewed certain internal documents, including without limitation, material contracts and property reports, which were prepared and provided by the Corporation and Rimfire;

(z)

reviewed historical market prices and valuation multiples for the common shares of the Corporation and the common shares of Rimfire and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(aa)

reviewed publicly available financial data for asset sale transactions that we deemed comparable for the purposes of our analysis;

(bb)

reviewed previous expenditures related to the Corporation’s and Rimfire’s properties;

(cc)

reviewed option agreement terms of the Corporation’s and Rimfire’s properties;

(dd)

reviewed the financial results of the Corporation and Rimfire and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for the purposes of our analysis;

(ee)

reviewed publicly available financial data for merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(ff)

compared the consideration to be paid to the holders of the Shares and its implied transaction value to the historical market prices of the common shares of the Corporation and Rimfire;

(gg)

compared the consideration to be paid to the holders of the Shares to the value per common share of Rimfire implied by analyses of market multiples of comparable companies and implied multiples paid in comparable transactions;

(hh)

reviewed certain industry reports and statistics that we deemed relevant for the purposes of our analysis; and

(ii)

reviewed and considered such other financial, market, technical and industry information, conducted such other investigations, analyses and discussions (including discussions with senior management and legal counsel to the Corporation) as we considered relevant and appropriate in the circumstances.

In our assessment we considered several techniques and used a blended approach to determine our opinion on the Transaction.  We based this Fairness Opinion upon a number of quantitative and qualitative factors.

Haywood Securities has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood Securities.  Haywood Securities did not meet with the auditors of the Corporation or Rimfire and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation and Rimfire and the reports of the auditor thereon.

Assumptions and Limitations

With the approval and agreement of the Board of Directors, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or Rimfire, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Rimfire, their respective subsidiaries, associates and affiliates, and to the Transaction.  The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation.  We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.  We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation or Rimfire under any provincial or federal laws relating to bankruptcy, insolvency or similar matters.  In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or Rimfire.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood Securities and used in its analyses, Haywood Securities notes that projecting future results of any company is inherently subject to uncertainty.  Haywood Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Corporation and Rimfire to which such financial analyses, forecasts, projections, estimates and/or budgets relate.  We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Corporation, and that the other transactions contemplated by the Acquisition Agreement will be consummated as described in the Acquisition Agreement.  In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to the Corporation, Rimfire and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel.   We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Rimfire or on the contemplated benefits of the Transaction.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation as they are reflected in the information provided by the Corporation and as they were represented to us in our discussions with the management of the Corporation.  It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.  We are expressing no opinion herein as to the price at which the common shares of the Corporation will trade at any future time.  In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood Securities and any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation or Rimfire or any of the securities or assets thereof and our opinion should not be construed as a “formal valuation” (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions).

This Fairness Opinion is provided for the use of the Board of Directors only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written approval.  Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood Securities reserves the right to change, modify or withdraw the Fairness Opinion.

Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion.  The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood Securities considered relevant, Haywood Securities is of the opinion that, as of the date hereof, the consideration to be paid by the Corporation to the holders of the Shares in connection with the Transaction is fair, from a financial point of view, to the Corporation and its shareholders.

Yours truly,

“HAYWOOD SECURITIES INC.”

INFORMATION CONCERNING THE COMBINED COMPANY

General

On completion of the Acquisition, Geoinformatics as the Combined Company will continue to be a corporation governed by the laws of the Yukon Territory.  After the Effective Date, Geoinformatics will own all of the issued and outstanding Rimfire Shares and the Combined Company will change its name to “Kiska Metals Corporation”.  In this Schedule “C”, all references to “Kiska” refer to the Combined Company after giving effect to the Geoinformatics Name Change.

Upon completion of the Acquisition, it is expected that the business operations of Rimfire and Kiska will be consolidated and the principal executive office of Kiska will be located at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia V6B 4N9.

Organization Chart

The following chart shows the corporate relationship between Kiska and its subsidiaries (including Rimfire) following completion of the Acquisition:

[1] Kiska holds a 44.6% equity interest in Clancy Exploration Limited, an Australian publicly-traded company.

Description of Material Mineral Properties

On completion of the Acquisition, Kiska’s material mineral properties will consist of the following:

•

Whistler Property, located approximately 150 kilometres northwest of Anchorage, Alaska.  The Whistler Zone is the most advanced prospect within the project area;

•

Gillis Property located in the Nicola Mining Division of British Columbia, approximately 30 kilometers south of Merritt, British Columbia. Rimfire has an option to earn 100% interest in the property, subject to a net smelter royalty of 2%;

•

Quesnel Trough Project, consisting of seven properties, is located in the Cariboo Mining Division of British Columbia, from 15 kilometers south of Prince George to 40 kilometers north of Fort St. James, British Columbia.  Xstrata Canada Corporation has an option to earn a 75% interest in the properties;

•

Takla project is located in the Cariboo Mining Division of British Columbia, approximately 15 kilometers south of Prince George;

•

Thorn Property located in the Atlin Mining Division of British Columbia, approximately 120 kilometers northwest of Telegraph Creek, British Columbia;

•

Tide Property located in the Skeena Mining Division of British Columbia, approximately 36 kilometers north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the property and is earning an additional 9% interest in the property;

•

Williams Property located in the Liard Mining Division of British Columbia, approximately 150 kilometers southeast of Dease Lake, British Columbia and 330 kilometers north of Smithers, British Columbia;

•

Boulevard Property located in Whitehorse Mining District of the Yukon Territory, approximately 135 kilometers south of Dawson City, Yukon. The Boulevard Property is held jointly by Rimfire (50%) and Northgate Minerals Corporation (50%).  Northgate is earning an additional 10% in the property;

•

Wernecke Breccia Property located in the Mayo Mining District of the Yukon Territory, approximately 180 kilometers northeast of Mayo, Yukon. The property is a joint venture with Fronteer Development Group Inc. who owns 80% of the property;

•

Rimfire Alaska Properties located in the Goodpaster Mining District, Alaska, 65 kilometers northeast of Delta Junction, Alaska.  Rubicon Minerals Corporation has an option to earn 60% of these properties;

•

Uncle Sam project located in the Goodpaster District of Alaska;

•

Colorback/Hilltop project located 13 km from the Pipeline gold deposit on the Cortez Trend in Nevada;

•

San Juan property located in New Mexico on an extension of the Arizona Porphyry Belt;

•

Mexico Projects comprise a group of 21 individual properties in Sonora State, 13 of which are a joint venture with Azure Minerals. There a four individual properties in Sinaloa State;

•

Barmedman, Walmer, and Springfield properties located in the Lachlan Fold Belt, New South Wales Australia.  Inmet Mining (Australia) Ltd. has an option to earn a 60% interest in the Barmedman property; and

•

Victoria Goldfields properties located in the Stawell Corridor, Victoria, Australia. Rimfire is earning a 50% interest in these properties from Northgate Minerals Corporation.

Directors and Officers of the Combined Company

Officers

Kiska will be led by the current Rimfire management team, including Jason Weber as President and Chief Executive Officer, David Caulfield as Director, Business Development, Dorothy Miller as Chief Financial Officer and Mark Baknes as Vice President, Exploration.  Darren Holden, who is currently the Chief Operating Officer of Geoinformatics, will become the Chief Operating Officer of Kiska.

Directors

The board of directors of Kiska will be co-chaired by David Caulfield, the current executive Chair of the board of directors of Rimfire, and John Kanellitsas, the current non-executive Chair of the board of directors of Geoinformatics.  The board of directors of Kiska will consist of seven members, five existing Rimfire directors and two existing Geoinformatics directors, as follows: Jason Weber, David Caulfield, Bipin Ghelani, William G. Schur, Mark T.H. Selby, Rosie Moore and John Kanellitsas.

Additional Information Regarding Directors and Officers

Jason Weber
Port Coquitlam, BC

Jason S. Weber holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Weber was appointed President and Chief Executive Officer of Rimfire on December 1, 2007 after serving as Manager, Corporate Communications for Rimfire since December 1999. Prior to employment with Rimfire, Mr. Weber was an exploration geologist working in Central and North America.

David Caulfield
Quadra Island, BC

David A. Caulfield holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia.  Mr. Caulfield was Chief Executive Officer for Rimfire from 1998 until December 2007.

Bipin Ghelani
Richmond, BC

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers.

William G. Schur
Highland Park, IL

William G. (Bill) Schur earned an A.B. degree from Dartmouth College in 1972, with a major in Government followed by a J.D. from Cornell University.  He was admitted to the Bar in Illinois and the United States District Court for the Northern District of Illinois in 1975 and the United States Court of Appeals for the Seventh Circuit in 1978. He is also a member of the Trial Bar of the United States District Court for the Northern District of Illinois. Mr. Schur currently has a law practice in the city of Chicago, Illinois.

Mark T.H. Selby
Toronto, ON

Mark T.H. Selby holds a B.Comm. (Hons.) degree and is currently Vice President, Business Planning and Market Research for Quadra Mining Ltd. Mr. Selby founded Selby & Co in 2006 to provide consulting advice to mining companies and investors on the outlook base metals and resource equity valuation. His prior positions include Assistant Vice-President, Strategic Planning & Business Development (2005-2007) and Director, Market Research (2001-2004) with Inco Limited and was Principal at Mercer Management Consulting (1994-2001).

Rosie Moore
West Vancouver, BC

Ms. Moore has served as the Interim Chief Executive Officer of Geoinformatics since December 2008.  Ms. Moore has consulted as a senior research analyst for GRP since early 2006.   Her career in global mining and metals exploration spans over 22 years, initially as a geologist on projects in the Americas but with increasing roles in corporate management (Diamond Fields Resources, Pan American Silver, Bear Creek Mining) and investment/capital markets (Yorkton Securities, GRP) in the past 15 years.  From August 2004 through March 2005, Ms Moore was CEO and President of Wealth Minerals Limited.  Ms. Moore holds B.S. and M.S. degrees in Geology from Kent State University.

John Kanellitsas
Sun Valley, ID

Mr. Kanellitsas currently serves as a partner and has been the Chief Operating Officer of GRP since its formation in 2004.  He joined Sun Valley Gold, LLC in 2002 where he was the Chief Operating Officer and was involved in the launch of GRP in 2004. From 1990 until 1999, Mr. Kanellitsas was employed by Morgan Stanley & Co. in New York and San Francisco, where he was an Executive Director and Principal in the Equity Capital Markets Department and the Institutional Equity Division.  Prior to joining Morgan Stanley, Mr. Kanellitsas was an Associate in the Corporate Finance Department at Drexel Burnham Lambert.  Mr. Kanellitsas has a Masters of Business Administration from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University.

Mark E. Baknes, P.Geo, Vice President, Exploration
Duncan, BC

Mr. Baknes holds a B.Sc. and M.Sc. in geology and is a registered professional geoscientist. Mr. Baknes was a geologist with Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, from 1993 until 2003, when he commenced working full-time for Rimfire as Vice-President, Exploration. Prior to joining Equity, Mr. Baknes worked as a project geologist with Atna Resources Ltd. and Kennecott Canada Exploration Inc.

Darren Holden, MAusIMM, Chief Operating Officer
Port Moody, BC

Mr. Holden holds a BSc (Hons) degree from The University of Western Australia and is a Member of the Australasian Institute of Mining and Metallurgy (“MAusIMM”).  Mr. Holden has 15 years experience as a geologist and has worked in both mining and exploration environments on projects from around the world. Mr. Holden is a leader in the implementation of advanced technologies for mineral exploration and discovery.  Mr. Holden has worked for WMC Resources and Western Metals NL and was a Senior Consultant with Fractal Geoscience. Mr. Holden has been with Geoinformatics since its inception in 2002 and has held the roles of Vice President and Chief Operating Officer.

Dorothy G. Miller CGA, Chief Financial Officer
North Vancouver, BC

Ms. Miller holds a Certified General Accountant designation and a Bachelor of Home Economics degree. As of April 2006, Ms. Miller is employed directly by Rimfire.  She was previously employed by Equity Exploration Consultants Ltd. from 1999 to 2006 while under contract with Rimfire. Previous administrative experience includes positions with Weldwood of Canada Ltd (1995-1997), Gibraltar Mines Ltd. (1994) and Clark County School district in Nevada (1991-1994).

Capital Structure

Kiska will have an unlimited number of common shares authorized for issuance. Upon completion of the Acquisition, after taking into effect the Geoinformatics Share Consolidation, it is anticipated that there will be approximately 47,600,584 common shares issued and outstanding in the capital of Kiska.

There will be 1,905,300 Converted Geoinformatics Options (former Rimfire Options) at a weighted average exercise price of $1.56 and 1,923,266 Geoinformatics Options (existing after taking into effect the Geoinformatics Share Consolidation) at a weighted average exercise price of $0.77. On a fully diluted basis, Kiska would have 51,429,150 common shares outstanding.

Risk Factors

In assessing the Acquisition, Geoinformatics Shareholders should carefully consider the following risk factors in evaluating whether to approve the Acquisition.  These risk factors should be considered in conjunction with the other information included in the Circular, including the documents incorporated by reference herein.

Risks Related to the Arrangement

Satisfaction of Condition Precedents

In addition, the completion of the Acquisition is subject to a number of conditions precedent, certain of which are outside the control of Geoinformatics and Rimfire, including the Geoinformatics Shareholders approving the Acquisition on behalf of Geoinformatics and Rimfire Shareholders approving the Arrangement on behalf of Rimfire, and required regulatory approvals being obtained.  There is no certainty, nor can Geoinformatics provide any assurance, that these conditions will be satisfied.  If for any reason the Acquisition is not completed, the market price of Geoinformatics Shares may be adversely affected.  Moreover, if the Acquisition Agreement is terminated, there is no assurance that the Geoinformatics Board will be able to find another similar transaction in which to enter.

The Acquisition Agreement May be Terminated

Each of Geoinformatics and Rimfire has the right to terminate the Acquisition Agreement in certain circumstances.  Accordingly, there is no certainty, nor can either of Geoinformatics or Rimfire provide any assurance, that the Acquisition Agreement will not be terminated by either Geoinformatics or Rimfire before the completion of the Acquisition.  For example, Geoinformatics has the right, in certain circumstances, to terminate the Acquisition Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Rimfire.  Although a Material Adverse Effect on Rimfire excludes certain events that are beyond the control of Rimfire, there is no assurance that a change having a Material Adverse Effect on Rimfire will not occur before the Effective Date, in which case Geoinformatics could elect to terminate the Acquisition Agreement and the Acquisition would not proceed.

In addition, certain costs related to the Acquisition, such as legal, accounting and certain financial advisor fees, must be paid by Geoinformatics and Rimfire even if the Acquisition is not completed.  If the Acquisition is not completed, Geoinforamtics may also be required to pay Rimfire the Termination Fee.  See “Particulars of Matters to be Acted Upon – 5. The Acquisition – The Acquisition Agreement – Termination Fee”.

Dilutive Effect

The issue of Geoinformatics Shares to Rimfire Shareholders pursuant to the Acquiistion Agreement if the Acquiistion is completed will have a dilutive effect on the ownership interest of Geoinformatics’ current shareholders.

Consents and Approvals

Completion of the Acquisition is conditional upon receiving certain Court and regulatory approvals.  A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Geoinformatics or the Combined Company.

Rimfire Dissent Rights

Rimfire Shareholders have the right to exercise certain dissent rights and demand payment of the fair value of their Rimfire Shares in cash in connection with the Arrangement.  If dissent rights are exercised in respect of a significant number of Rimfire Shares, a substantial cash payment may be required to be made to such Rimfire Shareholders that could have an adverse effect on the Combined Company’s financial condition and cash resources if the Acquisition is completed.

Risk Factors Related to Rimfire

Additional risk factors with respect to Rimfire are set out in the Rimfire 2009 AIF.  See “Information About Rimfire – Documents Incorporated by Reference”.

Risk Factors Relating to Geoinformatics

The business of Geoinformatics is subject to a number of risks and uncertainties.  In addition to considering other information contained in or incorporated by reference herein and in other publicly filed documentation regarding Geoinformatics, the reader should carefully consider the following factors when considering risks related to holding Geoinformatics Shares.  These risks and uncertainties are not the only ones Geoinformatics may face.  Additional risks and uncertainties not presently known to Geoinformatics or that Geoinformatics currently considers immaterial may also impair its business operations.  If any such risks actually occur, Geoinformatics’ business, prospects, financial condition and operations could be materially adversely affected.

Access to Capital

The business of Geoinformatics and the exploration and subsequent development of mineral properties is capital intensive. Geoinformatics has limited financial resources and there is no assurance that Geoinformatics will be successful in obtaining additional financing as and when needed.  Currently, Geoinformatics’ ability to continue as a going concern has been largely reliant on GRP and there is no assurance that GRP will continue to extend its support to Geoinformatics.  The success of Geoinformatics is dependent on, among other things, obtaining sufficient funding to enable Geoinformatics to operate its business and continue with exploration and development on its mineral properties.  The development and exploration of Geoinformatics’ properties will require substantial additional financing.  There can be no assurance that Geoinformatics will be able to obtain additional or adequate financing in the future or that, if available, the terms of such financing will be favourable to Geoinformatics.  Geoinformatics may, in the future, be unable to meet its share of costs incurred under option or joint venture agreements to which it is a party and Geoinformatics may have its interest in the properties subject to such agreements reduced or terminated as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, Geoinformatics may be unable to finance the costs required to complete recommended programs.

Failure to obtain sufficient financing may result in delays or indefinite postponement of further exploration, development or production on any or all of Geoinformatics’ properties or even a loss of property interest, which would have a material adverse effect on Geoinformatics’ business and operations.

Negative Operating Cash Flow

To date, Geoinformatics has experienced a negative operating cash flow and has not recorded any revenues from its exploration and development activities nor has Geoinformatics commenced commercial production on any of its properties.  There can be no assurance that significant additional losses will not occur in the near future or that Geoinformatics will be profitable in the future.  Geoinformatics’ operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added.  The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, Geoinformatics’ acquisition of additional properties and other factors, many of which are beyond Geoinformatics’ control.  Geoinformatics expects to continue to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations.  The development of Geoinformatics’ properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  There can be no assurance that Geoinformatics will generate any revenues or achieve profitability.  There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by, among other factors, both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may further impact the ability of Geoinformatics to obtain additional capital in the future. If these increased levels of volatility and market turmoil continue, Geoinformatics’ operations could be adversely impacted and the value and the price of the Geoinformatics Shares and other securities could continue to be adversely affected.

No History of Mineral Production

The properties in which Geoinformatics currently has an interest are in the exploration stages only and are without a known body of commercial ore.  Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of minerals will be discovered at any of the properties of Geoinformatics or any future properties, nor is there any assurance that the exploration programs of Geoinformatics thereon will yield any positive results.  Even if commercial quantities of minerals are discovered, there can be no assurance that any property of Geoinformatics will ever be brought to a stage where mineral resources can profitably be produced thereon.  Factors which may limit the ability of Geoinformatics to profitably produce mineral resources from its properties include, but are not limited to, the market price of mineral resources, proximity and capacity of milling facilities, government regulations, required infrastructure investment, availability of additional capital and the nature of any mineral deposits.

Geoinformatics has limited experience in the development and operation of mines and has relied on and may continue to rely upon consultants and others for development and operating expertise.

Exploration and Development Risks

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no certainty that Geoinformatics will identify recoverable mineral reserves and mineral resources in the areas in which it operates.  There is no certainty that the expenditures made by Geoinformatics towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.  As is common with all exploration and development ventures, there is uncertainty and therefore risk associated with Geoinformatics’ operating parameters and costs which can be difficult to predict and are often affected by factors outside Geoinformatics’ control.

Major expenses may be required to locate and establish mineral reserves and resources and to develop metallurgical processes. It is impossible to ensure that the exploration or development programs planned by Geoinformatics will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, many of which are outside the control of Geoinformatics such as the cost of operations; costs of processing equipment, variations in the grade of ore mined and metals recovered, size of the deposit; proximity to infrastructure; fluctuating mineral prices; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Geoinformatics not receiving an adequate return on invested capital.  There can be no assurance that the funds required to exploit any mineral reserves and mineral resources discovered by Geoinformatics will be obtained on a timely basis or at all.

Exploration and development generally involves a high degree of risk. Geoinformatics’ operations are subject to all the hazards and risks normally encountered in the exploration and development of minerals, including unusual and unexpected geologic formations and other conditions involved in the drilling and removal of material, any of which could result in damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, exploration and development is subject to hazards such as equipment failure or other failures which may result in environmental pollution and consequent liability.

Reliance on Limited Number of Exploration Properties

Currently, Geoinformatics relies on a limited number of exploration property interests. As a result, unless Geoinformatics acquires additional property interests, any adverse developments affecting any of its current exploration properties could have a material adverse effect upon Geoinformatics and would materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of Geoinformatics.

Government Regulations

Geoinformatics’ properties and exploration and development activities are subject to various laws governing mineral concession acquisition, prospecting, mine development, taxes, mine safety, toxic substances, land use, water use, land claims of local people and other matters.

Exploration and development activities may also be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration and production, price controls, export controls, permitting, occupational health and safety, labour standards, employment, use of water, environmental protection, expropriation of property, ownership of assets, environmental legislation, limitations on mineral exports and  royalties.  This may affect both Geoinformatics’ ability to undertake exploration and development activities in respect of present and future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

Geoinformatics believes that its exploration and development activities are currently carried out in compliance with all applicable rules and regulations.  However, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development or future potential production. Geoinformatics may experience increased costs and delays in its operations as a result of the need to comply with applicable laws and regulations. Amendments to current laws and regulations governing exploration and development could have a materially adverse impact on Geoinformatics.

Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in enforcement actions thereunder including the loss of Geoinformatics’ mining claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, fines, penalties or other liabilities.

Environmental Risks and Hazards

Geoinformatics’ operations are subject to environmental laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment.   Environmental permitting, including for the approval of closure and reclamation plans, requires companies to comply with standards, laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, and fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations and other requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration and development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Future changes to environmental legislation could cause increases in exploration expenses or capital expenditures or require abandonment or delays in development of new mining properties, all of which could have a material adverse effect on Geoinformatics and its business.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although Geoinformatics has investigated title to its mineral properties for which it holds claims, mineral leases, concessions, or licenses, there can be no assurance that Geoinformatics has valid title to such mineral properties or that its title thereto will not be challenged or impugned in the future.  Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. Geoinformatics does not carry title insurance with respect to its mineral properties. A successful claim that Geoinformatics does not have title to a mineral property could cause Geoinformatics to lose its rights to mine that property, likely without compensation for its prior expenditures relating to the property.

Commodity Prices

The prices of mineral products have historically fluctuated widely and even if Geoinformatics’ exploration programs are successful, factors beyond the control of Geoinformatics may affect the marketability of any mineral products discovered.  The price of the Geoinformatics Shares, Geoinformatics’ financial results and exploration and development activities may in the future be significantly adversely affected by declines in the price of gold.  Gold prices fluctuate widely and are affected by numerous factors such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, speculative activities, worldwide production levels, and the political and economic conditions of major gold-producing countries throughout the world.  The effect of these factors cannot accurately be predicted.

Future price declines could negatively impact the economic viability of Geoinformatics’ properties, rendering development and production to be impracticable.  Declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically feasible, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Uncertainty Relating to Mineral Resources

The estimates for mineral resources are determined in accordance with NI 43-101 and CIM Standards. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond Geoinformatics’ control.  Resource estimation is a subjective process and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  These amounts are estimates only and the actual level of recovery and quality of metals from such resources may not be realized.  Estimates may change significantly upon new information becoming available such as the discovery of mineralization or formations different from those predicted by past sampling and drilling.  Estimates may have to be adjusted and development plans may have to be altered in a way which could have a negative effect on

Geoinformatics’ operations. Differences between management’s assumptions, including economic assumptions such as metal prices and market conditions, could have a material adverse effect in the future on Geoinformatics’ financial position and results of operations.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Due to the uncertainty which may attach to mineral resources, there is no assurance that mineral resources will be upgraded to mineral reserves as a result of continued exploration. Geoinformatics does not have any mineral reserves and there is no assurance that mineral reserves will be established.

Uncertainty of Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability and are considered too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves.  The estimates of mineral resources contained in this Appendix contain estimates of inferred mineral resources.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that the estimated tonnage and grades as stated will be achieved or that they will be upgraded to measured and indicated mineral resources or proven and probable mineral reserves as a result of continued exploration.

Insurance Risks

Geoinformatics believes that it currently maintains insurance in such amounts as it considers to be reasonable to protect against certain risks and hazards related to its operations.  However, no assurance can be given that the current insurance coverage will continue to be available at economically reasonable premiums in the future or that the current insurance coverage provides sufficient coverage against all potential losses. Any deficiency in insurance coverage could result in Geoinformatics incurring significant costs that could have a material adverse effect upon its financial performance and results of operations.

Market Price of Geoinformatics Shares

Securities of micro- and small-cap companies, particularly development stage companies, have experienced substantial volatility in the past, often based on factors not necessarily related to the financial performance or underlying asset values or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries.  The Geoinformatics Share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

The market price of the Geoinformatics Shares at any given point in time may not accurately reflect Geoinformatics’ long-term value and there is no assurance that fluctuations in the price of Geoinformatics Shares will not occur.

Infrastructure

Exploration and development activities depend, to one degree or another, on adequate infrastructure. Reliable roads, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, damage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Geoinformatics’ operations, financial condition and results of operations.

Competition

The mining industry is intensely competitive in all of its phases.  Geoinformatics competes with many companies possessing greater financial resources, operational experience and technical capabilities than itself for obtaining investors, consultants, future property prospects and the recruitment of key personnel.  Consequently, Geoinformatics’ revenues, operations and financial condition could be materially adversely affected.   Also, other exploration and geo-science technology companies, including those with greater financial resources than Geoinformatics, could adopt or may have adopted the business strategies of Geoinformatics and thereby compete directly with Geoinformatics, or may seek to acquire and develop mineral claims in areas targeted by Geoinformatics. The risk of direct competition may be mitigated by Geoinformatics’ experience and technological capabilities, but there can be no assurance that competition will not increase or that Geoinformatics will be able to compete successfully.

Dependence on Key Executives/Employees and Skilled Personnel

Geoinformatics’ business and operations are dependent on recruiting and retaining the services of key executives/employees and qualified personnel.  As Geoinformatics develops its mineral projects, the need to recruit and retain additional qualified managerial and technical persons to build and maintain its operations will increase.  The number of persons skilled in the development and production of mining properties is limited and competition for this workforce is intense.  If Geoinformatics requires such persons and is unable to successfully recruit and retain them, its development and growth could be significantly curtailed.  Due to the relatively small size of Geoinformatics, the loss of one or more of Geoinformatics’ key executives/employees could also have a materially adverse effect on Geoinformatics and its future operations.  Geoinformatics does not maintain insurance on any of its key executives/employees.

Conflicts of Interest

Currently, John Kanellitsas and George Ireland are directors of Geoinformatics and also officers and partners of GRP, and Rosie Moore is the Interim Chief Executive Officer and a director of Geoinformatics and a consultant to GRP.  GRP has discretionary trading authority over 64,262,851 Geoinformatics Shares (representing approximately 85% of the outstanding Geoinformatics Shares).  In addition, Geoinformatics has a line of credit outstanding which is managed by GRP.

Certain of the Geoinformatics’ directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Geoinformatics may participate, the directors of Geoinformatics may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Geoinformatics Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

The directors and officers of Geoinformatics are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Geoinformatics will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Yukon) and the directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Political and Economic Instability

Geoinformatics’ mineral exploration activities may be adversely affected by political instability and legal and economic uncertainty in some of the countries where Geoinformatics has operations.  The risks associated with Geoinformatics’ foreign operations may include: political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist activities, arbitrary changes in laws, regulations, policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs.  These risks may limit or disrupt Geoinformatics’ projects or operations, restrict the movement of funds or result in the deprivation of contractual rights.

Inability to Enforce Legal Rights in Certain Circumstances

In the event a dispute arises in a foreign jurisdiction, Geoinformatics may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  Similarly to the extent that Geoinformatics’ assets are located outside of Canada, investors may have difficulty collecting from Geoinformatics any judgements obtained in the Canadian courts and predicted on the civil liability provisions of securities legislation.

Currency Fluctuations

Currency fluctuations may affect the costs that Geoinformatics incurs at its exploration operations. Geoinformatics raises its capital in Canada dollars, but a portion of Geoinformatics’ operating expenses are incurred in Australian dollars, Mexican pesos and US dollars. The appreciation of any of these currencies against the Canadian dollar would increase the operating costs of Geoinformatics which could materially and adversely affect Geoinformatics’ earnings and financial condition.

Lack of Hedging Policy

Geoinformatics does not currently have a hedging policy and accordingly has no protection from currency fluctuations or declines in mineral prices.  Geoinformatics may be required in future to establish a hedging policy in connection with the terms of any future loan or credit facilities.

Dividends Unlikely

Geoinformatics has not declared or paid any dividends since the date of its incorporation and does not currently anticipate that dividends will be declared in the short or medium term.  Earnings, if any, will be retained to finance further development of Geoinformatics’ business.

Potential Dilution

The issue of Geoinformatics Shares upon the exercise of convertible securities or other rights to acquire Geoinformatics Shares will dilute the ownership interest of Geoinformatics’ current shareholders. Geoinformatics may also issue additional equity securities from time to time in the future. If it does so, the ownership interest of Geoinformatics’ then current shareholders could also be diluted.

Litigation

Legal proceedings may arise from time to time in the course of Geoinformatics’ business.  Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Geoinformatics is or may become subject could have a material effect on its financial position, results of operations or Geoinformatics’ exploration and development activities.

Risk Factors Relating to the Operations of Kiska (i.e., the Combined Company)

Kiska is engaged in the business of early stage mineral exploration and mine development. Kiska holds no interests in any producing mines or commercial ore deposits.  Kiska is subject to many of the material risks customarily encountered by early stage exploration and mine development companies. Additional risks are included which are specific to the operations and business plan of Kiska.

Specific Corporate Risks

Global Equity Market Reduction and Shareholder Dilution

Kiska finances most of the operations through the sale of common shares. In the current economic climate, financing might have to be carried out at a lower price per share than was the case in recent years. This would result in significant dilution for current shareholders. Kiska raises working capital funds primarily through the sale of its common shares from treasury.  An investor’s proportional interest in Kiska will decrease over time as additional common shares are issued.

Employment Contracts/Reliance Upon Officers

Kiska is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to Kiska of these individuals may have a materially adverse effect upon Kiska’s business. Investors will be relying on management’s judgment with respect to the operation of Kiska.  Kiska does not presently have “key person” life insurance on the lives of any of its officers.

Conflict of Interest

Certain of the directors of Kiska are also directors and officers of other corporations engaged in the business of mineral exploration and mine development.  It is possible that a conflict of interest may arise between their duties as a director of Kiska and their duties as a director or officer of other corporations.  All such conflicts of interest must be disclosed by a director under the YBCA and a director must act in the best interest of both corporations.  A director in such a conflict of interest position must abstain from voting on all resolutions with respect to the two competing corporations.

General Exploration and Mining Risks

Stage of Development

Kiska has no production revenue. It does not have an operating history upon which investors may rely.  Moreover, Kiska has no economically defined reserves or resources on any of the properties at this time. The indicated and inferred resources estimated for the Whistler Property have not been proven to be economically viable for extraction and processing.  Substantial development work will be required to upgrade these resources to proven or probably reserves with an economic value. There is no certainty that this will ever be accomplished.

Capital Expenditures; Need for Future Financing

Kiska has limited financial resources. Sufficient funding for future exploration and development of its properties or to fulfill its obligations under current agreements may not be available when and as required. Failure to obtain such future financing will result in delay or indefinite postponement of further exploration and development of its projects. Failure to obtain such future financing will also result in default under certain of the current agreements and Kiska will forfeit its interest in such properties

Commercial development of any of Kiska’s properties will only occur if sufficient quantities of minerals with a sufficient average grade are discovered. If a mineral discovery is made, substantial financial resources will be required to establish ore reserves, develop metallurgical processes to extract metal from the ore and develop mining and processing facilities at a given site. If Kiska is unable to finance such development on its own, it will be required to sell all or a portion of its interest in such property to one or more parties capable of financing such development.

Operating Risks

The exploration and, if warranted, development of mining properties is a high-risk industry. Presently, none of Kiska’s properties have a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explorations, cave-ins, landslides, and the inability to obtain adequate machinery, equipment or labor are all risks involved in the operation of mines and the conduct of exploration programs.

Permitting and Development Risks

Kiska conducts exploration and intends to continue development in an environmentally sensitive manner with consideration paid to the interests of the local community and groups with specific care of fragile or endangered ecosystems.  Despite this care, there is still a risk that non-governmental organizations might oppose development and delay receipt of necessary permits for continued development.

Unaudited Pro Forma Financial Information

The unaudited pro forma consolidated financial statements of Kiska and accompanying notes are included in Schedule “D” to this Circular.

The following table shows a summary of the unaudited pro forma Consolidated Statement of Operations if the Acquisition had occurred at the beginning of each period.

	Year Ended December 31, 2008	Quarter Ended March 31, 2009
Mineral Property Revenue	$ 1,146,902	$ 25,365
Loss from Operations	(13,442,097)	(1,383,964)
Financing Expense	(3,565,047)	(66,793)
Equity in Losses of Associated Companies	(916,181)	(98,268)
Foreign exchange gain (loss)	(3,048,785)	(113,585)
Other investment transactions	688,026	(203,913)
Recovery of income taxes	1,041,685	696
Net Loss	(19,242,399)	(1,865,827)
Per Share	(0.48)	(0.04)

The following table shows a summary of the unaudited pro forma Consolidated Balance Sheets at March 31, 2009 if the Acquisition had occurred upon the date of the signing of the letter agreement. Final pro forma statements to be included in future financial statements could vary depending on the fair value of the assets acquired on the date of the Acquisition is completed.

Current Assets	7,299,300
Mineral Property Interests	NIL
Other Assets	1,263,090
Goodwill	6,771,311
Total Assets	15,333,701
Current Liabilities	1,318,971
Long-Term Liabilities	1,047,675
Shareholders’ Equity	12,967,055

Shares Outstanding (number of shares)	47,600,584

Stock Exchange Listing

On the completion of the Acquisition, it is contemplated that the common shares of Kiska are expected to trade on the TSXV under the trading symbol “KSK”.  The Rimfire Shares are expected to be delisted from the TSXV as soon as practicable immediately following the completion of the Acquisition.  Rimfire will seek to be deemed to have ceased to be a reporting issuer (or the equivalent) under Applicable Securities Laws.

Auditor

The auditor for Kiska will be McGovern, Hurley, Cunningham, LLP, Chartered Accountants, located at their principal office in Toronto, Ontario.  McGovern, Hurley, Cunningham, LLP, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants.

Registrar and Transfer Agent

The transfer agent and registrar of Kiska’s common shares is Computershare Investor Services Inc., 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE COMBINED COMPANY

Geoinformatics Exploration Inc.
Unaudited Pro Forma Consolidated Financial Statements
March 31, 2009

Geoinformatics Exploration Inc.
Unaudited Pro Forma Consolidated Balance Sheet
March 31, 2009

(Expressed in Canadian dollars)

	As reported
	Geoinformatics Exploration Inc.	Rimfire Minerals Corporation	Transaction adjustments		Notes	Consolidated
Assets		(April 30, 2009)	Debit	Credit

Cash and cash equivalents	$ 1,219,503	$ 5,345,582				$ 6,565,085
Restricted cash	70,161	108,406				178,567
Amounts receivable	7,417	135,313		6,622	2	136,108
Other receivables	153,392	-				153,392
Marketable securities	40,000	100,762	39,206		2	179,968
Prepaid expenses and deposits	41,243	44,937				86,180
Current assets	1,531,716	5,735,000				7,299,300

Lease deposit	-	21,234				21,234
Equity investment	667,479	-				667,479
Property, plant and equipment	546,967	110,752		88,152	2	569,567
Other	4,810	-				4,810
Mineral properties	-	-	6,771,311		3(a)	6,771,311

Total assets	$ 2,750,972	$ 5,866,986				$ 15,333,701

Liabilities and Shareholders’ Equity

Accounts payable	$ 199,270	$ 74,851				274,121
Accounts payable – related party	225,000	10,480				235,480
Accrued liabilities	124,349	58,500		625,000	2&3(b)	807,849
Exploration advances	-	1,521				1,521
Current liabilities	548,619	145,352				1,318,971

Note payable - related party	1,001,644	-				1,001,644
Mineral property reclamation obligation	-	46,031				46,031
Long term liabilities	1,001,644	46,031				1,047,675

Total liabilities	1,550,263	191,383				2,366,646

Shareholders’ Equity
Share capital	50,048,042	17,833,098	17,833,098	11,362,605	2&3(c)	61,410,647
Stock options	911,177	-		403,741	2	1,314,918
Contributed surplus	2,583,712	4,682,116	4,682,116		2	2,583,712
	53,542,931	22,515,214				65,309,277
Accumulated other comprehensive (loss) income	(154,393)	27,781	27,781		2	(154,393)
Accumulated deficit	(52,187,829)	(16,867,392)		16,867,392	3(c)	(52,187,829)
	(52,342,222)	(16,839,611)				(52,342,222)
Total shareholders’ equity	1,200,709	5,675,603	$ 29,353,512	$ 29,353,512		12,967,055
Total liabilities and shareholders’ equity	$ 2,750,972	$ 5,866,986				$ 15,333,701

See accompanying notes to unaudited pro forma consolidated financial statements.

Geoinformatics Exploration Inc.
Unaudited Pro Forma Consolidated Statements of Operations
For the three months ended March 31, 2009

(Expressed in Canadian dollars)

	As reported
	Geoinformatics Exploration Inc.	Rimfire Minerals Corporation (April 30, 2009)	Pro Forma
Revenues	$ -	$ 25,365	$ 25,365

Expenses
Salaries and employee benefits expense	92,869	123,535	216,404
Selling, general and administrative expense	97,022	148,739	245,761
Consulting and outsourced services	161,513	56,644	218,157
Depreciation and amortization	35,587	11,720	47,307
Exploration expenditures	136,036	330,514	466,550
Stock-based compensation expense	204,695	10,455	215,150
	727,722	681,607	1,409,329
Operating loss before the following:	(727,722)	(656,242)	(1,383,964)
Financing expense	66,793	-	66,793
Interest income	(939)	(35,433)	(36,372)
Loss on sale of marketable securities	240,285	-	240,285
Equity loss in investment	98,268	-	98,268
Foreign exchange loss (gain)	125,981	(12,396)	113,585
	530,388	(47,829)	482,559
Net loss before income taxes	(1,258,110)	(608,413)	(1,866,523)
Recovery of income taxes	-	(696)	(696)
Net loss	$ (1,258,110)	$ (607,717)	$ (1,865,827)

Basic and diluted (loss) per share	$ (0.05)		$ (0.04)
Basic and diluted weighted average number of shares outstanding during the period	25,235,276		47,600,584*

* Includes 22,365,308 shares issued to Rimfire – see note 4

See the accompanying notes to the unaudited pro forma consolidated financial statements.

Geoinformatics Exploration Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2008

(Expressed in Canadian dollars)

	As reported		Pro Forma
	Geoinformatics Exploration Inc.	Rimfire Minerals Corporation (January 31, 2009)
Revenues	$ 897,315	$ 249,587	$ 1,146,902

Expenses
Salaries and employee benefits expense	1,615,644	573,316	2,188,960
Selling, general and administrative expense	1,120,292	490,815	1,611,107
Consulting and outsourced services	513,723	269,990	783,713
Depreciation and amortization	251,303	47,183	298,486
Exploration expenditures	7,364,238	1,979,556	9,343,794
Stock-based compensation expense	76,461	286,479	362,940
	10,941,661	3,647,339	14,589,000
Operating loss before the following:	(10,044,346)	(3,397,752)	(13,442,098)
Financing expense	3,565,047	-	3,565,047
Interest income	(24,702)	(245,420)	(270,122)
Gain on sale of marketable securities	-	(141,806)	(141,806)
Loss on disposal of asset	3,760	-	3,760
Equity loss in investment	916,181	-	916,181
Gain on repayment of convertible loan facility	(279,859)	-	(279,859)
Foreign exchange loss (gain)	3,130,547	(81,762)	3,048,785
	7,310,974	(468,988)	6,841,986
Net loss before income taxes	(17,355,320)	(2,928,764)	(20,284,084)
Recovery of income taxes	(1,094,579)	52,894	(1,041,685)
Net loss	$ (16,260,741)	$ (2,981,658)	$ (19,242,399)

Basic and diluted (loss) per share	$ (1.84)		$ (0.62)
Basic and diluted weighted average number of shares outstanding during the period	8,831,930		31,197,238*

* Includes 22,365,308 shares issued to Rimfire – see note 4

See the accompanying notes to the unaudited pro forma consolidated financial statements.

1

Geoinformatics Exploration Inc.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2009 and December 31, 2008

1. Basis of presentation

On May 26, 2009, Geoinformatics Exploration Inc. (“Geoinformatics”) announced it intends to acquire, in a stock transaction, all of the outstanding common shares of Rimfire Minerals Corporation (“Rimfire”).

The effects of the above transaction (the “Acquisition”) with Rimfire (the “Target Company” or “Target”)  have been presented in these unaudited pro forma consolidated financial statements. These unaudited pro forma financial statements have been prepared on the basis that each shareholder of the Target Company will receive shares of common shares of Geoinformatics in exchange for the Target Company’s common shares.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)

An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Geoinformatics as at March 31, 2009 with the unaudited consolidated balance sheet of Rimfire as at April 30, 2009, giving effect to the transactions as if they occurred on March 31, 2009.

(b)

An unaudited pro forma consolidated statement of operations combining (i) the unaudited interim statement of operations of Geoinformatics for the three months ended March 31, 2009 with (ii) the unaudited interim consolidated statement of operations of Rimfire for the three months ended April 30, 2009 giving effect to the transaction as if it occurred on January 1, 2009.

(c)

An unaudited pro forma consolidated statement of operations combining (i) the audited consolidated statement of operations of Geoinformatics for the year ended December 31, 2008 with (ii) the audited consolidated statement of operations of Rimfire for the year ended January 31, 2009 giving effect to the transaction as if it occurred on January 1, 2008.

The unaudited pro forma consolidated balance sheet and statements of operations have been presented on the above basis in compliance with relevant securities rules in that the unaudited pro forma consolidated financial statements reflect the Rimfire financial statements for a period that is no more that 93 days from Geoinformatics’ year end. The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Geoinformatics for the year ended December 31, 2008 which are available on sedar at www.sedar.com. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Geoinformatics and the Target Company described above.

Management of Geoinformatics has consolidated certain line items from the Target Company’s financial statements in an attempt to conform to the presentation of Geoinformatics’s financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the Acquisition described in Note 2 in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated financial statements are not intended to reflect results of operations or the financial position of Geoinformatics which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Target Company are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of the Target Company that exist as of the date of the completion of the Acquisition. Any final adjustments may change the allocation of the purchase price which could affect the fair value assigned to the assets and liabilities and could results in a change to the unaudited pro forma consolidated financial statements.  In addition, the impact of integration activities, the timing of completion of the Acquisition and other changes in the Target Company’s net tangible and intangible assets prior to the completion of the Acquisition, which have not been incorporated into these unaudited pro forma financial statements , could cause material differences in the information presented.

2. Acquisition

The Acquisition will be accounted for as a purchase transaction, with Geoinformatics as the acquirer of Rimfire.

Immediately prior to the Acquisition, Geoinformatics will complete a 1 for 3 stock consolidation.  In consideration for the acquisition of Rimfire, Geoinformatics will issue 0.87 post-consolidation common share of Geoinformatics for each outstanding common share of Rimfire totaling approximately 22,365,308 post-consolidation common shares to shareholders of Rimfire, with an estimated value of $11.3 million based on a price of $0.17 per each Geoinformatics pre-consolidation common share. In addition, the estimated value of the warrants and options to be issued by Geoinformatics will amount to approximately $0.4 million.

For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statements is based on the closing market price of Geoinformatics’ common shares on May 25, 2009 which is the date immediately preceding the date of the announcement of the Acquisition and is estimated at $0.17 per each Geoinformatics share for the Acquisition.

Each Target Company warrant or stock option which gives the holder the right to acquire shares in the common stock of the Target Company when exercised will be exchanged for a warrant or stock option which will give the holder the right to acquire shares in the common stock of Geoinformatics on the same basis as the exchange of the Target Company’s common shares for Geoinformatics’ common shares. The warrants and stock options have been included in the purchase consideration at their estimated fair value of approximately $0.4 million based on the Black-Scholes option pricing model.

The weighted average assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free rate	1.43%
Dividend yield	Nil
Volatility	105%
Expected life - options	2.76 yrs
Expected life - warrants	0.11 yrs

For the purposes of determining the value of the purchase consideration, the number of shares, options and warrants have been derived from the latest published financial statements of the Target Company as at April 30, 2009. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma financial statement information for changes in the number of outstanding shares, options and warrants from April 30, 2009 to the Acquisition closing date.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase price:
Shares	$ 11,362,605
Options	403,741
Warrants	-
Acquisition costs	625,000
$ 12,391,346

Net assets acquired:
Cash and cash equivalents	$ 5,345,582
Restricted cash	108,406
Accounts receivable	128,691
Marketable securities	139,968
Prepaid expenses	44,937
Lease deposits	21,234
Property and equipment	22,600
Mineral properties	6,771,311
Accounts payable and accrued liabilities	(143,831)
Mineral property reclamation obligations	(47,552)
$ 12,391,346

3. Pro forma assumptions

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)

The purchase price for the Acquisition has been allocated to the acquired assets and liabilities on a pro forma basis as described in Note 2, including an allocation to mineral properties in the amount of $6,711,311 representing the amount assigned to assets acquired and liabilities assumed in excess of the cost of the purchase.

(b)

Transaction costs have been assumed to be $625,000 as per management’s best estimate.

(c)

In connection with the Acquisition, Geoinformatics will complete a 1 for 3 stock consolidation immediately prior to the Acquisition. The basic and diluted loss per share amounts and the weighted average number of shares outstanding during the periods has been adjusted to reflect this stock consolidation.

(d)

There are 25,707,251 Rimfire shares outstanding and an aggregate of 5,230,292 Rimfire shares issuable upon the exercise of 2,190,000 Rimfire stock options, 139,080 Rimfire broker warrants and 2,901,212 Rimfire warrants.  The value of the consideration is based on a pre-consolidation share price for the Geoinformatics shares of $0.17.

4. Pro forma share capital

Pro forma share capital as at March 31, 2009 and December 31, 2008 has been determined as follows:

	At March 31, 2009
	Number of shares	Amount
Weighted average number of Geoinformatics’ common shares issued and outstanding (Note 3(c))	25,235,276	$ 50,048,042
Number of Geoinformatics’ common shares to be issued to Rimfire’s shareholders	22,365,308	11,362,605
Pro forma balance	47,600,584	$ 61,410,647

	At December 31, 2008
	Number of shares	Amount
Weighted average number of Geoinformatics’ common shares issued and outstanding (Note 3(c))	8,831,930	$ 50,048,042
Number of Geoinformatics’ common shares to be issued to Rimfire’s shareholders	22,365,308	11,362,605
Pro forma balance	31,197,238	$ 61,410,647

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: July 2, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer

Endnotes

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offence to claim otherwise.

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